Form 10-K, Exhibit 13
period 1993-12-31
TRANSAMERICA CORP
filed 1994-03-25
CIK 99189

                                                               EXHIBIT EX-13
FINANCIAL REVIEW

Transamerica Corporation is a financial services organization which engages through its subsidiaries in consumer lending, commercial lending, leasing, real estate services, life insurance and asset management.

CORPORATE LIQUIDITY

Transamerica Corporation receives funds from its subsidiaries in the form of dividends, income taxes and interest on loans. The Corporation uses these funds to pay dividends to its shareholders, reinvest in the operations of its subsidiaries and pay corporate interest, expenses and taxes. Reinvested funds are allocated among subsidiaries on the basis of capital requirements and expected returns. Reinvestment may be accomplished by allowing a subsidiary to retain all or a portion of its earnings, or by making capital contributions or loans.

The Corporation also borrows funds to finance acquisitions or to lend to certain of its subsidiaries to finance their working capital needs. Subsidiaries are required to maintain prudent financial ratios consistent with other companies in their respective industries and retain the capacity through committed credit lines to repay working capital loans from the Corporation. At December 31, 1993, Transamerica and its subsidiaries had short-term borrowings, principally commercial paper, totaling $3.7 billion, supported by credit agreements with 60 banks. It is the policy of the Corporation to maintain credit line coverage at least equal to 100% of short-term borrowings. Availability under such lines at December 31, 1993, amounted to $4.1 billion or 111% of these borrowings; credit support equal to 68% of the borrowings was with banks rated AAA/AA or the equivalent by one or more of the major credit rating agencies.

As discussed in the discontinued operations section on page 51, the Corporation completed the sale of its former property and casualty insurance subsidiary, Transamerica Insurance Group, through an initial public offering in April 1993 and a secondary offering in December 1993. Proceeds from the sales of stock, after underwriting discounts, totaled $1 billion. The proceeds were used to reduce indebtedness, including $409.3 million incurred to fund cash transactions with the property and casualty insurance operation in connection with the initial public offering, and to commence a program of repurchasing shares of its common stock. In May 1993 Transamerica announced its intention to purchase up to 3.5 million of its common shares subject to acceptable market conditions. In December the program was expanded to include an additional 2.5 million shares. As of December 31, 1993, Transamerica had purchased 3.6 million shares.

On January 23, 1992, the Corporation issued 400,000 shares of Series D Preferred Stock ($100 par value, $500 liquidation preference) resulting in proceeds of $193.2 million after underwriting discounts and issuance costs. Dividends on these shares, which are cumulative, are at the rate of 8.5% of the liquidation preference per annum. Proceeds from the issue were used to fund a $100 million capital contribution to Transamerica Finance Group, a wholly owned subsidiary of the Corporation which conducts Transamerica's consumer lending, commercial lending and leasing operations, and to reduce short-term indebtedness.

In August 1991, the Corporation established a new program to offer publicly, from time to time, $200 million of its Medium-Term Notes, Series B. The notes will be issued pursuant to a shelf registration filed in 1989 with the Securities and Exchange Commission that enables the Corporation to offer publicly up to $500 million of debt securities with varying terms. None of these debt securities has been sold. The securities may be senior or subordinated and, if subordinated, may be convertible into common stock. The proceeds from the sale of the debt securities, including the notes, may be used for general corporate purposes.

                                 Transamerica Corporation and Subsidiaries  37

INVESTMENT PORTFOLIO

Transamerica Corporation, principally through its life insurance subsidiaries, maintains an investment portfolio aggregating $21 billion at December 31, 1993, of which $19.4 billion was invested in fixed maturities. At December 31, 1993, 96.6% of the fixed maturities was rated as ``investment grade,'' with an additional 2.8% in the BB category or its equivalent. ``Investment grade'' is defined as any issue rated above the Ba category by Moody's Investors Service or above the BB category by Standard & Poor's Corporation. The fixed maturity portfolio includes $74 million of private placement securities which have been rated by analysts employed by Transamerica Investment Services. The market value of fixed maturities was $21 billion resulting in a net unrealized gain position, before the effects of income taxes, of $1.6 billion at December 31, 1993. Fixed maturity investments are generally held for long-term investment and used primarily to support insurance reserves. Delinquent below investment grade securities before provision for impairment in value were $31.1 million at December 31, 1993 compared to $113.4 million at December 31, 1992. Provision for impairment in value has been made to reduce certain fixed maturity investments by $104 million at December 31, 1993 and $136.9 million at December 31, 1992.

Fixed maturity securities which are expected to be called by the issuer or sold in connection with Transamerica portfolio management strategies in the next three months are classified as investments available for sale and carried at the lower of amortized cost or estimated market value. Based on current interest rate projections, fixed maturity securities with an amortized cost of $872.4 million and an estimated value of $920.2 million were identified as being subject to call or sale in the first quarter of 1994 and accordingly have been classified in the December 31, 1993 financial statements as investments available for sale.

Additionally, $493 million (2% of the investment portfolio) was invested in mortgage loans and real estate including $356.8 million in commercial mortgage loans, $42.4 million in residential mortgage loans, $111.3 million in real estate investments and $53.2 million in foreclosed real estate. Problem loans, defined as restructured loans yielding less than 8% and delinquent loans, totaled $18.5 million at December 31, 1993 and $16.7 million at December 31, 1992. Allowances for possible losses of $70.7 million at December 31, 1993 and $70.1 million at December 31, 1992 have been established to cover the possible losses from mortgage loans and real estate investments.

CONSOLIDATED RESULTS

Operating income from continuing operations, which excludes investment transactions and in 1993 an extraordinary loss on early extinguishment of debt, increased $87.4 million (26%) in 1993 compared to 1992 due primarily to increases in life insurance, real estate services and asset management operating results and lower unallocated interest and other expenses. Partially offsetting these improvements were declines in commercial lending, consumer lending, insurance brokerage and leasing operating results. Operating income from continuing operations for 1993 also includes a $36 million after tax writedown of repossessed rent-to-own stores in commercial lending, charges totaling $24.7 million after tax primarily for the restructuring of the commercial lending and real estate services operations and for the realignment of certain corporate-wide administrative functions and an $8.4 million additional tax provision from the revaluation of the January 1, 1993 deferred tax liability for the effect of the federal tax rate increase. These items were offset by a $94.2 million tax benefit from the satisfactory resolution of prior years' tax matters which made certain tax reserves no longer necessary. Excluding the aforementioned 1993 items, operating income from continuing operations for 1993 increased $62.3 million (18%) compared to 1992.

38  Transamerica Corporation and Subsidiaries

In December 1993 the commercial lending operation redeemed $125 million of deep discount, long-term debt with a book value of $90.7 million, which resulted in a $23.1 million after tax extraordinary loss.

Investment transactions in 1993 included after tax gains of $102.2 million realized on the sale of investments, less the required accelerated amortization of deferred policy acquisition costs associated with interest-sensitive products of $40.8 million after tax and loss provisions of $36.1 million after tax for the impairment in value of investments. Investment transactions in 1992 included after tax gains of $89.8 million realized on the sale of investments, less accelerated amortization of deferred policy acquisition costs associated with interest-sensitive products of $21.9 million after tax and loss provisions of $62.8 million after tax for the impairment in value of investments.

Operating income from continuing operations, which excludes investment transactions and in 1991 the cumulative effect of the change in accounting for post employment benefits other than pensions, in 1992 increased $290.7 million compared to 1991 principally due to the return to profitability of the commercial lending operation and improved real estate services operating results. Life insurance, leasing and consumer lending operating results also contributed to the improvement while unallocated interest and other expenses decreased in 1992. These improvements were offset in part by decreased operating results for insurance brokerage and asset management. In 1991 insurance brokerage results benefited from a gain on the sale of 59 million shares of Sedgwick Group plc stock, which reduced Transamerica's equity ownership from 39% to 25%.

OPERATING INCOME BY LINE OF BUSINESS

Changes in the earnings, capital requirements and liquidity of the Corporation's consolidated operations are best understood by considering the Corporation's separate business segments, which are shown below:
_____________________________________________________________________________
(Amounts in millions)                                  1993     1992     1991
FINANCE
Consumer lending                                     $ 93.1   $101.2   $ 97.4
Commercial lending                                     (4.0)    22.2   (217.0)
Leasing                                                53.6     58.1     48.0
Real estate services                                   84.3     73.2     30.1
Amortization of goodwill                              (13.0)   (13.0)   (13.8)
                                                     ______   ______   ______
     Total finance                                    214.0    241.7    (55.3)

INSURANCE
Life insurance                                        215.7    190.8    169.0
Insurance brokerage                                    10.2     16.1     47.3
Asset management                                        0.3      0.1      0.6
Amortization of goodwill                               (8.9)    (8.9)    (9.5)
                                                     ______   ______   ______
     Total insurance                                  217.3    198.1    207.4
Unallocated interest and other expenses                (6.1)  (102.0)  (105.0)
                                                     ______   ______   ______
Operating income from continuing operations           425.2    337.8     47.1
Investment transactions                                25.3      5.1     (2.0)
                                                     ______   ______   ______
Income from continuing operations                     450.5    342.9     45.1
Income (loss) from discontinued operations            (50.0)   (99.7)    39.7
Extraordinary loss on early extinguishment of debt    (23.1)
Cumulative effect of change in accounting for post
  employment benefits other than pensions                               (34.7)
                                                     ______   ______   ______
Net income                                           $377.4   $243.2   $ 50.1
                                                     ======   ======   ======

                                 Transamerica Corporation and Subsidiaries  39

TRANSAMERICA FINANCE GROUP

Transamerica Finance Group comprises Transamerica's consumer lending, commercial lending and leasing operations and provides funding for these operations. Transamerica Finance Group's total notes and loans payable were $7 billion at December 31, 1993 and $6.6 billion at December 31, 1992. Variable rate debt was $4 billion at December 31, 1993 compared to $3.5 billion at the end of 1992. The ratio of debt to debt plus equity was 82.2% at December 31, 1993 and 81.4% at December 31, 1992.

Transamerica Finance Group, through its wholly owned subsidiary Transamerica Finance Corporation, offers publicly, from time to time, senior or subordinated debt securities. Public debt issued totaled $407 million in 1993, $538.7 million in 1992 and $1.1 billion in 1991. Under a shelf registration filed with the Securities and Exchange Commission in 1991 to offer publicly up to $1.5 billion of senior or subordinated debt securities with varying terms, debt securities totaling $1.4 billion had been sold through December 31, 1993. In addition, under a registration statement filed in July 1993, a medium-term note program was also established for $2 billion, of which $1.9 billion remained unsold as of December 31, 1993.

During 1990 Transamerica Finance Group securitized $430 million of residential real estate secured consumer finance receivables and entered into a 5-year arrangement in which it securitized a $375 million participation interest in a pool of its insurance finance receivables. These securitizations, which have been accounted for as sales, allowed Transamerica Finance Group to improve its capital management and liquidity. At December 31, 1993, $375 million of securitized insurance finance receivables and $59.4 million of securitized real estate secured consumer finance receivables remained outstanding. The consumer and commercial lending operations continue to service these portfolios and remain partially at risk through limited recourse provisions. Proceeds from these transactions were used primarily to reduce debt.

Liquidity is a characteristic of these operations since the majority of the assets consist of finance receivables. Principal cash collections of finance receivables totaled $13.4 billion during 1993, $11.1 billion during 1992 and $10 billion during 1991.

Page 40  Transamerica Corporation and Subsidiaries

TRANSAMERICA FINANCE GROUP
______________________________________________________________________________
(Amounts in millions)                                   1993    1992      1991
ASSETS
Finance receivables less unearned fees
  and allowance for losses:
    Consumer                                          $3,622   $3,558   $3,429
    Commercial                                         2,860    2,785    2,769
                                                      ______   ______   ______
                                                       6,482    6,343    6,198
Equipment held for lease                               1,306    1,062      995
Goodwill                                                 420      433      447
Assets held for sale                                     227      282      232
Other assets                                             722      712      815
                                                      ______   ______   ______
                                                      $9,157   $8,832   $8,687
                                                      ======   ======   ======
LIABILITIES AND EQUITY
Notes and loans payable                               $7,032   $6,590   $6,548
Other liabilities                                        599      739      704
Equity                                                 1,526    1,503    1,435
                                                      ______   ______   ______
                                                      $9,157   $8,832   $8,687
                                                      ======   ======   ======

REVENUES                                              $1,433   $1,473   $1,446

EXPENSES
Operating expenses                                       630      617      593
Interest                                                 415      459      514
Provision for losses on receivables
  and assets held for sale                               147       91      432
Income taxes (benefit)                                    99      126      (21)
                                                      ______   ______   ______
                                                       1,291    1,293    1,518
                                                      ______   ______   ______
Income (loss) from operations                            142      180      (72)
Amortization of goodwill                                 (13)     (13)     (14)
Extraordinary loss on early extinguishment of debt       (23)
Cumulative effect of change in accounting for post
  employment benefits other than pensions                                  (11)
                                                      ______   ______   ______
Net income (loss)                                     $  106   $  167   $  (97)
                                                      ======   ======   ======
SOURCE OF CASH
Cash provided by operations                           $  458   $  344   $  297
Proceeds from debt financing                           5,501    4,100    4,494
Sale of trailer business                                          191
Other                                                    (53)      49       28
                                                      ______   ______   ______
                                                      $5,906   $4,684   $4,819
                                                      ======   ======   ======
APPLICATION OF CASH
Additions to equipment held for lease                 $  405   $  335   $  198
Payments of notes and loans                            5,112    4,108    4,235
Increase in finance receivables                          289      266      368
Equity transactions                                      100      (25)      18
                                                      ______   ______   ______
                                                      $5,906   $4,684   $4,819
                                                      ======   ======   ======

                                 Transamerica Corporation and Subsidiaries  41

CONSUMER LENDING

Consumer lending income from operations in 1993 decreased $8.1 million (8%) from 1992. The decrease was principally due to increased operating expenses, an increased provision for losses on receivables and lower revenues that more than offset lower interest expense and a $5.3 million benefit included in operating expenses from the reversal of reserves related to the 1990 securitization and sale of receivables. Revenues in 1993 decreased $5.8 million (1%) from 1992 principally because of lower servicing and other fees on securitized receivables as a result of the runoff of the securitized receivables and lower fees due to reduced volume of real estate secured loans. Operating expenses increased in 1993 mainly due to investments in new branches and losses on the disposal of repossessed assets. With the adoption in the fourth quarter of 1992 of a required new accounting rule, losses on the disposal of repossessed assets, which were $6 million for 1993 and $3 million in the fourth quarter of 1992, were classified as operating expenses rather than as credit losses. Data for periods prior to the fourth quarter of 1992 have not been reclassified.

The provision for losses on receivables increased $15 million (31%) in 1993 over 1992 due to increased credit losses. Credit losses, net of recoveries, as a percentage of average consumer finance receivables outstanding, net of unearned finance charges and insurance premiums, were 1.68% in 1993 compared to 1.21% in 1992. Credit losses increased partly due to continued sluggishness in the domestic economy and a weak California real estate market.

Interest expense declined $24.4 million (9%) in 1993 from 1992 due to a lower average interest rate which more than offset the effect of higher borrowings due to increased average receivables outstanding.

Consumer lending income from operations in 1992 increased $3.8 million (4%) over 1991 principally due to an increase in consumer finance receivables resulting from growth in the company's loan portfolio. Revenues in 1992 increased $27.7 million (4%) over 1991 principally because of higher average receivables outstanding. Expenses increased in 1992 mainly due to increased operating costs, primarily attributable to branch network expansion and a higher level of receivables, and an increase in the provision for losses on receivables offset in part by a reduction in interest expense. The provision for losses on receivables increased due to higher credit losses sustained. Credit losses, net of recoveries, as a percentage of average net consumer finance receivables outstanding, were 1.21% for 1992 compared to 0.98% in 1991. Credit losses increased in 1992 due to sluggishness in the domestic economy and a weak California real estate market. Interest expense declined in 1992 due to a lower average interest rate which more than offset the effect of higher average borrowings resulting from the higher level of receivables.

Net consumer finance receivables increased $66.2 million (2%) in 1993 and $132 million (4%) in 1992.

Net consumer finance receivables at December 31, 1993 included $3.1 billion of real estate secured loans, principally first and second mortgages secured by residential properties, of which approximately 50% are located in California. Company policy generally limits the amount of cash advanced

42 Transamerica Corporation and Subsidiaries on any one loan, plus any existing mortgage, to between 70% and 80% (depending on location) of the appraised value of the mortgaged property, as determined by qualified independent appraisers at the time of loan origination. Delinquent real estate secured loans, which are defined as loans contractually past due 60 days or more, totaled $61.8 million (1.87% of total real estate secured loans outstanding) at December 31, 1993 compared to $62.1 million (1.85% of total real estate secured loans outstanding) at December 31, 1992.

Management has established an allowance for losses equal to 2.83% of net consumer finance receivables outstanding at December 31, 1993 and 1992.

Generally, by the time an account secured by residential real estate becomes past due 90 days, foreclosure proceedings have begun, at which time the account is moved from finance receivables to other assets and is written down to the estimated realizable value of the collateral if less than the account balance. After foreclosure, repossessed assets are carried at the lower of cost or fair value less estimated selling costs. Accounts in foreclosure and repossessed assets held for sale totaled $214.7 million at December 31, 1993 compared to $176.1 million at December 31, 1992. The increase primarily reflects increased repossessions in California and longer disposal times due to its weak real estate market.

CONSUMER LENDING
_____________________________________________________________________________
(Amounts in millions)                                  1993     1992     1991

REVENUES
Finance charges and related income                   $  654   $  660   $  632

EXPENSES
Interest                                                242      267      276
Operating expenses                                      189      172      153
Provision for losses on receivables                      64       49       42
Income taxes                                             66       71       63
                                                     ______   ______   ______
                                                        561      559      534
                                                     ______   ______   ______
Income from operations                                   93      101       98
Amortization of goodwill                                                   (1)

Cumulative effect of change in accounting for
  post employment benefits other than pensions                             (6)
                                                     ______   ______   ______
Net income                                           $   93   $  101   $   91
                                                     ======   ======   ======
ASSETS                                               $3,946   $3,876   $3,675
                                                     ======   ======   ======

                                 Transamerica Corporation and Subsidiaries  43

COMMERCIAL LENDING

Commercial lending results, before the amortization of goodwill and a $23.1 million after tax extraordinary loss on the early extinguishment of $125 million deep discount long-term debt in 1993, were a loss of $4 million for 1993 compared to income in 1992 of $22.2 million. The 1993 loss was due primarily to the inclusion of a $50 million ($36 million after tax) provision to reduce the net carrying value of repossessed rent-to-own stores to their estimated realizable value. Information received during the year from prospective buyers of the repossessed rent-to-own stores held for sale indicated that the realizable value of the business had declined below its carrying value.

The 1993 results also included an $8.8 million after tax charge for the restructuring of the commercial lending unit's infrastructure, a $4.2 million after tax provision for anticipated legal and other costs associated with the runoff of the liquidating portfolios and a $4.2 million tax benefit from the resolution of prior years' tax matters. Excluding the aforementioned items, commercial lending income, before the amortization of goodwill and the extraordinary loss on the early extinguishment of debt, increased $18.6 million (83%) in 1993 over 1992. This improvement was primarily due to lower operating expenses, a lower provision for losses on receivables and stronger margins brought about by the declining interest rate environment. The interest rates at which commercial lending borrows funds for its businesses have moved more quickly than the rates at which it lends to its customers. As a result, margins have been enhanced by the declining interest rate environment.

Commercial lending results, before the amortization of goodwill, were income of $22.2 million compared to a loss of $217 million in 1991. The return to profitability was principally due to lower provisions for losses on receivables and assets held for sale. Results for 1991 included a special pretax charge of $200.2 million ($130 million after tax) resulting from a decision to exit the rent-to-own finance business, reduce lending to certain asset based lending lines, accelerate disposal of repossessed assets and liquidate receivables remaining from previously sold businesses.

Revenues decreased $22.1 million (6%) in 1993 and $25.6 million (6%) in 1992 primarily as a result of reduced yields attributable to the current low interest rate environment.

Interest expense declined $25.5 million (19%) in 1993 and $48.1 million (26%) in 1992 as a result of lower average interest rates. Operating expenses increased $11.2 million (6%) during 1993 over 1992 due to the restructuring charge and provision for anticipated legal and other costs associated with the runoff of the liquidating portfolios described above, aggregating $21.5 million, partially offset by cost reduction efforts in the inventory finance, business credit and insurance finance core businesses. The provision for losses on receivables in 1993 was $8.7 million (21%) less than in 1992 primarily due to lower credit losses. Credit losses, net of recoveries, as a percentage of average commercial finance receivables outstanding, net of unearned finance charges, were 1.49% in 1993, 4.18% in 1992 and 5.82% in 1991. Credit losses declined in 1993 primarily due to lower losses in the liquidating portfolios. The commercial lending operation experienced substantial credit losses in 1991 primarily due to severe financial problems experienced by the company's customers resulting from the weak U.S. and Canadian economies.

In March 1992, Transamerica's commercial lending operation purchased for cash a business credit portfolio consisting of twelve manufacturer/distributor accounts with a net outstanding balance of $134 million. In September 1991, the operation purchased for cash an inventory financing portfolio, consisting of lending arrangements with over 700 manufactured housing and recreational product dealers with a net balance outstanding of $290.6 million. These transactions were funded with short-term debt.

Net commercial finance receivables outstanding increased $64.9 million (2%) in 1993 and decreased $65.4 million (2%) in 1992. Both years experienced growth in the inventory finance and insurance finance portfolios and declines in the liquidating portfolios. Management has established an allowance for credit losses equal to 2.71% of net commercial finance receivables outstanding as of December 31, 1993 compared to 3.14% at December 31, 1992.

44  Transamerica Corporation and Subsidiaries

Effective in 1993, the policies used for the determination of delinquent and nonearning receivables have been revised to provide greater consistency among the company's receivable portfolios. It is management's view that the new methodology provides a better and more meaningful assessment of the condition of the portfolio. Delinquent receivables, which were generally defined as financed inventory sold but unpaid 30 days or more, the portion of business credit loans in excess of the approved lending limit and all other receivable balances contractually past due 60 days or more, are now defined as the instalment balance for inventory finance and business credit receivables and the receivable balance for all other receivables over 60 days past due. Nonearning receivables, which were defined as receivables from borrowers in bankruptcy or litigation and other accounts for which full collectibility was doubtful, are now defined as receivables from borrowers that are over 90 days delinquent or at such earlier time as full collectibility becomes doubtful. At December 31, 1993, delinquent receivables were $28.9 million (0.96% of receivables outstanding) and nonearning receivables were $33.6 million (1.12% of receivables outstanding). At December 31, 1992, delinquent receivables were $65 million (2.21% of receivables outstanding) and nonearning receivables were $92.5 million (3.14% of receivables outstanding). Delinquency and nonearning data as of December 31, 1992 has not been restated.

Assets held for sale as of December 31, 1993 totaled $90.1 million, net of a $157 million valuation allowance, and consisted of rent-to-own finance receivables of $120.5 million, repossessed rent-to-own stores of $107.2 million and other repossessed assets of $19.4 million. Assets held for sale at December 31, 1992 totaled $191.5 million, net of a $121.5 million valuation allowance, and comprised rent-to-own finance receivables of $179 million, repossessed rent-to-own stores of $103.4 million and other repossessed assets of $30.6 million. At December 31, 1993, $27.5 million of the rent-to-own finance receivables were classified as both delinquent and nonearning. At December 31, 1992, delinquent rent-to-own finance receivables were $15.4 million and nonearning rent-to-own finance receivables were $32.6 million. Delinquency and nonearning data as of December 31, 1992 has not been restated.

COMMERCIAL LENDING
_____________________________________________________________________________
(Amounts in millions)                                  1993     1992     1991

REVENUES
Finance charges and related income                   $  371   $  393   $  418

EXPENSES
Interest                                                109      135      183
Operating expenses                                      186      174      174
Provision for losses on receivables                      33       42      248
Provision for losses on assets held for sale             50               141
Income taxes (benefit)                                   (3)      20     (111)
                                                     ______   ______   ______
                                                        375      371      635
                                                     ______   ______   ______
Income (loss) from operations                            (4)      22     (217)
Amortization of goodwill                                (11)     (11)     (11)
Extraordinary loss from early extinguishment of
  debt                                                  (23)
Cumulative effect of change in accounting for
  post employment benefits other than pensions                             (3)
                                                     ______   ______   ______
Net income (loss)                                    $  (38)  $   11   $ (231)
                                                     ======   ======   ======
ASSETS                                               $3,508   $3,626   $3,780
                                                     ======   ======   ======
                                 Transamerica Corporation and Subsidiaries  45

LEASING

Income from operations decreased $4.5 million (8%) in 1993 and increased $10.1 million (21%) in 1992. The 1993 decrease was due primarily to an additional income tax provision of $4.3 million caused by the revaluation of deferred income tax liability for the 1993 federal tax rate increase. Excluding the additional tax provision, results for 1993 were comparable to 1992 as higher fleet utilization and per diem rates in the rail trailer business, a larger finance lease portfolio and a larger fleet of refrigerated containers were offset by a decline in standard container utilization. The 1992 increase was principally due to higher fleet utilization and per diem rates in the rail trailer business.

Revenues for 1993 decreased $12.7 million (3%) from 1992. The decline was mainly due to the sale of the domestic over-the-road trailer business in November 1992 and a decline in standard container utilization. The decrease was partially offset by higher fleet utilization and per diem rates in the rail trailer business, an increased finance lease portfolio, and a larger fleet of standard containers, refrigerated containers and European trailers.

In November 1992, the company sold its domestic over-the-road trailer business. Proceeds from the sale totaled $191 million and resulted in no gain or loss.

Revenues increased $24.1 million (6%) in 1992 primarily due to higher fleet utilization and per diem rates in the rail trailer business, a larger fleet of refrigerated containers, and a larger fleet and higher per diem rates in the standard container line, offset in part by lower standard container utilization and decreased revenues as a result of the sale of the company's remaining common carrier operations in July 1991.

Expenses decreased $12.1 million (4%) in 1993 from 1992 due to the sale of the domestic over-the-road trailer business. The decrease was partially offset by higher ownership costs due to a larger fleet.

Expenses increased $6.1 million (2%) in 1992 over 1991 mainly due to higher depreciation expenses because of a larger fleet of standard and refrigerated containers, and higher repair, storage and positioning expenses resulting from lower utilization in the standard container business, partially offset by lower operating expenses resulting from the sale of the common carrier operations.

The combined utilization of standard containers, refrigerated containers, domestic containers, tank containers and chassis averaged 83% in 1993, 85% in 1992 and 89% in 1991. Rail trailer utilization was 91% in 1993, 84% in 1992 and 75% in 1991. European trailer utilization was 89% in 1993, 84% in 1992 and 83% in 1991.

The company's standard container, refrigerated container, domestic container, tank container and chassis fleet of 316,000 units increased by 36,000 units (13%) in 1993, 24,900 units (10%) in 1992 and 10,700 units (4%) in 1991. The rail trailer fleet of 36,500 units increased by 2,100 units (6%) in 1993, and decreased by 2,400 units (7%) in 1992 and 3,700 units (9%) in 1991. The company also operates a fleet of 3,800 over-the-road trailers in Europe.

LEASING
_____________________________________________________________________________
(Amounts in millions)                                  1993     1992     1991
REVENUES
Leasing revenues                                     $  408   $  420   $  396
EXPENSES
Operating expenses                                       82       96      103
Depreciation on equipment held for lease                102       99       91
Selling and administrative expenses                      66       74       71
Interest                                                 64       57       55
Income taxes                                             40       36       28
                                                     ______   ______   ______
                                                        354      362      348
                                                     ______   ______   ______
Income from operations                                   54       58       48
Amortization of goodwill                                 (2)      (2)      (2)
Cumulative effect of change in accounting for
  post employment benefits other than pensions                             (2)
                                                     ______   ______   ______
Net income                                           $   52   $   56   $   44
                                                     ======   ======   ======
ASSETS                                               $1,697   $1,340   $1,258
                                                     ======   ======   ======
46  Transamerica Corporation and Subsidiaries

REAL ESTATE SERVICES

Real estate services comprise Transamerica's real estate tax, property management and other services.

Income from the real estate services' operations increased $11.1 million (15%) in 1993 and $43.1 million (143%) in 1992, due principally to increased revenues from continued high levels of mortgage loan refinancings resulting from lower mortgage interest rates. The 1993 increase was offset in part by a $3.7 million after tax provision for restructuring of certain functions.

Funds required for capital expenditures and working capital are generated by operations. Cash, cash equivalents and accounts receivable, which totaled $115.6 million at December 31, 1993 and $81.3 million at December 31, 1992 are the real estate services' principal sources of liquidity.

REAL ESTATE SERVICES
_____________________________________________________________________________
(Amounts in millions)                                      1993   1992   1991
ASSETS
Cash, cash equivalents and accounts receivable             $116   $ 81   $ 54
Investments                                                  64     59     52
Land and buildings                                          166    156    130
Other assets                                                103     60     47
                                                           ____   ____   ____
                                                           $449   $356   $283
                                                           ====   ====   ====
LIABILITIES AND EQUITY
Loss and future service reserves                           $105   $ 68   $ 54
Notes and loans payable                                      97     82     78
Other liabilities                                            63     68     52
Equity                                                      184    138     99
                                                           ____   ____   ____
                                                           $449   $356   $283
                                                           ====   ====   ====
REVENUES
Real estate services revenues                              $324   $269   $190

EXPENSES
Salaries and employee benefits                               82     71     61
Other operating expenses                                    105     81     83
Income taxes                                                 53     44     16
                                                           ____   ____   ____
                                                            240    196    160
                                                           ____   ____   ____
Income from operations                                       84     73     30
Cumulative effect of change in accounting for
  post employment benefits other than pensions                             (2)
                                                           ____   ____   ____
Net income                                                 $ 84   $ 73   $ 28
                                                           ====   ====   ====
SOURCE OF CASH
Cash provided by operations                                $ 68   $ 76   $ 44
Proceeds from debt financing                                 13     16
                                                           ____   ____   ____
                                                           $ 81   $ 92   $ 44
                                                           ====   ====   ====
APPLICATION OF CASH
Equity transactions                                        $ 55   $ 50   $ 19
Net purchases of investments                                         9      9
Payments of notes and loans                                   2     20      5
Other                                                        24     13     11
                                                           ____   ____   ____
                                                           $ 81   $ 92   $ 44
                                                           ====   ====   ====

                                 Transamerica Corporation and Subsidiaries  47

LIFE INSURANCE

Operating income from life insurance operations, which excludes investment transactions, increased $24.9 million (13%) in 1993 and $21.8 million (13%) in 1992. The life insurance, structured settlements, living benefits, group pension and reinsurance lines all experienced increases in earnings before investment transactions, resulting primarily from increased charges on a larger base of interest-sensitive policies, maintained investment spreads on a larger base of assets and control of ongoing operating expenses.

In 1993, the structured settlements line, based on the determination that its products had insignificant mortality risk, adopted Financial Accounting Standards Board Statement No. 97 on accounting for interest-sensitive life insurance products. Prior year financial statements have been reclassified which reduced premium income and life insurance expenses by an equal amount. This change in accounting reduced operating income by $11.9 million after tax and net income by $39 million after tax due to the accelerated amortization of deferred policy acquisition costs associated with investment income and gains from investments called or sold.

Net income included after tax gains from investment transactions of $29.2 million in 1993, $5.1 million in 1992 and $600,000 in 1991.

Premiums and related income increased $73.3 million (6%) in 1993 and $180.5 million (18%) in 1992 primarily due to increased life insurance premiums and charges on interest-sensitive policies attributable to a larger base of insurance policies in force and an increase in reinsurance assumed.

Investment income increased $148.1 million (9%) in 1993 and $69.6 million (5%) in 1992 due primarily to increased investments. Investment income includes $55.7 million in 1993 and $9.4 million in 1992 related to the accelerated amortization of discounts on securities called or expected to be called. Investment income for 1992 also included a $10 million addition to investment income to reflect actual prepayment experience on certain mortgage-backed securities investments. Investment income for 1993 also included a $4.7 million charge related to the reversal of accrued investment income on defaulted securities. The after tax yield on the investment portfolio was 5.74% in 1993, 5.98% in 1992 and 6.24% in 1991.

Life insurance benefits and expenses increased $168.5 million (7%) in 1993 and $222.3 million (10%) in 1992 principally due to increases in benefits paid or provided attributable to the larger base of life insurance and annuities in force, higher commission expense on increased life insurance and annuity sales, and higher amortization of deferred policy acquisition costs (exclusive of accelerated amortization related to investment gains). Other expenses include charges of $19.8 million in 1993 and $9.2 million in 1992 primarily attributable to a provision for the realignment and relocation of certain back office support functions and in 1993 anticipated guaranty fund assessments and the establishment of an allowance for possible loss related to the 1991 sale of a business unit.

Cash provided by operations for 1993 was $604.3 million which was $26.1 million (4%) below the 1992 amount primarily resulting from higher income taxes paid during 1993 and timing of settlements of certain receivables. The company continues to maintain a sufficiently liquid portfolio to cover its operating requirements, with remaining funds being invested in longer term securities.

48  Transamerica Corporation and Subsidiaries

LIFE INSURANCE
_____________________________________________________________________________
(Amounts in millions)                               1993       1992      1991
ASSETS
Investments                                       $20,891   $18,205   $16,691
Deferred policy acquisition costs                   1,929     1,812     1,691
Other assets                                        3,289     2,722     2,387
                                                  _______   _______   _______
                                                  $26,109   $22,739   $20,769
                                                  =======   =======   =======
LIABILITIES AND EQUITY
Policy reserves and related items                 $21,952   $19,255   $17,459
Other liabilities                                   2,091     1,700     1,686
Equity                                              2,066     1,784     1,624
                                                  _______   _______   _______
                                                  $26,109   $22,739   $20,769
                                                  =======   =======   =======
REVENUES
Premiums and related income                       $ 1,256   $ 1,183   $ 1,002
Investment income, net of expenses                  1,726     1,578     1,508
Gain on investment transactions                        45         7         1
                                                  _______   _______   _______
                                                    3,027     2,768     2,511
EXPENSES
Policyholder benefits                               2,146     2,059     1,892
Commissions and other expenses                        500       418       363
Income taxes                                          136        95        86
                                                  _______   _______   _______
                                                    2,782     2,572     2,341
                                                  _______   _______   _______
Income from operations                                245       196       170
Cumulative effect of change in accounting for
  post employment benefits other than pensions                            (12)
                                                  _______   _______   _______
Net income                                        $   245   $   196   $   158
                                                  =======   =======   =======
SOURCE OF CASH
Cash provided by operations                       $   604   $   630   $   639
Net receipts from interest-sensitive policies       1,853       884       677
                                                  _______   _______   _______
                                                  $ 2,457   $ 1,514   $ 1,316
                                                  =======   =======   =======
APPLICATION OF CASH
Net purchases of investments                      $ 2,434   $ 1,424   $ 1,344
Equity transactions                                    19        22
Other                                                   4        68       (28)
                                                  _______   _______   _______
                                                  $ 2,457   $ 1,514   $ 1,316
                                                  =======   =======   =======

                                 Transamerica Corporation and Subsidiaries  49

INSURANCE BROKERAGE

Income from insurance brokerage operations comprises Transamerica's equity interest in Sedgwick Group plc's income, less a provision for income taxes and the amortization of goodwill. In 1993 income, before the amortization of goodwill, decreased $5.9 million (37%). Transamerica's equity interest was reduced from 25% to 21% during 1993 due to a rights offering by Sedgwick which resulted in a $2.6 million after tax loss to Transamerica. In addition, based on figures reported by Sedgwick and included in Transamerica's results on a one quarter lag, Transamerica's equity interest in Sedgwick's operating results, before the amortization of goodwill, decreased $3.3 million below 1992 due primarily to lower operating profits reported by Sedgwick.

Operating income, before the amortization of goodwill, decreased $31.2 million (66%) in 1992 principally because 1991 results included a $32.6 million after tax gain from the sale by the Corporation of 59 million shares of Sedgwick stock which reduced Transamerica's equity interest from 39% to 25%.

Goodwill amortization related to insurance brokerage operations amounted to $7.2 million in 1993, $7.2 million in 1992 and $7.8 million in 1991.

ASSET MANAGEMENT

Income from asset management operations, before the amortization of goodwill, increased $200,000 from 1992 primarily due to higher revenues from increased assets under management which more than offset a $1 million after tax provision for vacant office space. The principal business of the asset management operations is the marketing and investment management of mutual funds and serving as investment advisor to public and private retirement funds. At December 31, 1993 the private account business had $10.6 billion and the mutual fund business had $3.1 billion under management. Goodwill amortization related to asset management operations was $1.7 million in 1993, 1992 and 1991.

UNALLOCATED INTEREST AND OTHER EXPENSES

Unallocated costs, after related income taxes, are summarized as follows:
____________________________________________________________________________
(Amounts in millions)                                 1993     1992     1991

Interest expense                                     $54.1   $ 61.5   $ 66.1
Other expenses (income)                              (48.0)    40.5     38.9
                                                     _____   ______   ______
                                                     $ 6.1   $102.0   $105.0
                                                     =====   ======   ======

Interest expense, after related income taxes, decreased $7.4 million (12%) in 1993 and $4.6 million (7%) in 1992 due to a lower level of borrowings and lower interest rates. The lower borrowing level in 1993 was primarily due to the repayment of debt with proceeds from the sale of the discontinued property and casualty insurance operation. Other expenses, after related income taxes, in 1993 includes a tax benefit of $90 million from the reduction of tax reserves principally for the resolution of prior years' tax matters.

Excluding the tax benefits of $90 million for the reversal of tax reserves, other expenses, after related income taxes, for 1993 increased $1.5 million (4%) compared to 1992. The increase was principally due to a $4 million after tax provision for restructuring corporate-wide administrative functions, a $3 million additional after tax provision to increase the supplemental (nonqualified) pension liability to reflect the shift toward lump sum distributions which are calculated at the lower Pension Benefit Guaranty Corporation interest rate, and an increase in advertising expenses, offset in part by lower self insurance costs.

Other expenses, after related income taxes, increased $1.6 million (4%) in 1992 due primarily to higher self insurance and advertising expenses, offset in part by adjustments in taxes allocated to the Corporation in accordance with its usual procedures for allocating current consolidated income taxes.


50  Transamerica Corporation and Subsidiaries

DISCONTINUED OPERATIONS

On July 20, 1992, Transamerica Corporation announced that its Board of Directors approved a plan to withdraw from the property and casualty insurance business. Transamerica Corporation sold 73% of TIG Holdings, Inc., a new company which acquired Transamerica's former property and casualty insurance subsidiary through an initial public offering in April 1993 and the balance in a secondary public offering in December 1993. The net proceeds, after underwriting discounts, totaled $1 billion in cash from the two offerings, resulting in a $125 million after tax loss on the sale, of which $75 million was recorded in 1992 on an estimated basis and $50 million in 1993 upon the sale in the secondary offering of the remaining interest in TIG Holdings, Inc. See Note N, Discontinued Operations, of the financial statements on page 68 of this annual report for a discussion of Transamerica's remaining obligations from the withdrawal from the property and casualty insurance business.

Results from discontinued operations for 1992 were a loss of $99.7 million. This loss comprises the $75 million after tax provision for the estimated loss from the ultimate disposition and a $24.7 million after tax loss from operations incurred in the first half of 1992, which represents 1992 property and casualty results prior to the date of adoption of the plan to withdraw from the property and casualty insurance business.

NEW ACCOUNTING STANDARDS

See Note A, Significant Accounting Policies, on pages 57 and 58 of this annual report for a discussion of the potential impact of new accounting standards Transamerica will adopt in 1994 and 1995.

SUBSEQUENT EVENT

On February 13, 1994, Transamerica entered into an Asset Purchase Agreement to purchase all the assets of the container division of Tiphook plc for up to $1.1 billion in cash. Completion of the acquisition is subject to approval by Tiphook's shareholders and successful completion of a consent solicitation and bond tender by Tiphook.

                                 Transamerica Corporation and Subsidiaries  51

CONSOLIDATED BALANCE SHEET
______________________________________________________________________________
December 31                                                   1993        1992
ASSETS
Investments, principally of life insurance subsidiaries:
  Fixed maturities--held for investment                  $18,553.0   $16,111.1
  Fixed maturities--available for sale                       872.4       759.4
  Mortgage loans and real estate                             493.0       577.7
  Equity securities                                          466.1       342.0
  Loans to life insurance policyholders                      396.5       370.5
  Short-term investments                                     190.8       133.3
                                                         _________   _________
                                                          20,971.8    18,294.0

Finance receivables, of which $3,023.9 in 1993
  and $2,806.4 in 1992 matures within one year             6,908.5     6,786.6
Less unearned fees ($240.8 in 1993 and $250 in
  1992) and allowance for losses                             426.0       443.9
                                                         _________   _________
                                                           6,482.5     6,342.7
Cash and cash equivalents                                     92.7        22.0
Trade and other accounts receivable                        2,015.4     1,771.9
Net assets of discontinued operations                                  1,103.9
Property and equipment, less accumulated depreciation
  of $831.6 in 1993 and $748.7 in 1992:
    Land, buildings and equipment                            345.7       325.4
    Equipment held for lease                               1,306.5     1,062.1
Deferred policy acquisition costs                          1,929.3     1,812.0
Separate accounts administered by life insurance
  subsidiaries                                             1,366.5       984.4
Investment in Sedgwick Group plc                             310.2       298.3
Goodwill, less accumulated amortization of $113.4
  in 1993 and $100.2 in 1992                                 495.4       510.8
Other assets                                                 734.5       763.4
                                                         _________   _________
                                                         $36,050.5   $33,290.9
                                                         =========   =========
(Amounts in millions except for share data)
See notes to financial statements

52  Transamerica Corporation and Subsidiaries

______________________________________________________________________________
December 31                                                   1993        1992
LIABILITIES AND SHAREHOLDERS' EQUITY
Life insurance policy liabilities                        $21,951.8   $19,255.3
Notes and loans payable, principally of finance
  subsidiaries, of which $2,023 in 1993 and
  $1,062.6 in 1992 matures within one year                 7,704.0     7,573.1
Accounts payable and other liabilities                     1,352.4     1,547.0
Income taxes, of which $301.4 in 1993 and $354.1
  in 1992 is deferred                                        312.3       631.0
Separate account liabilities                               1,366.5       984.4

Shareholders' equity:
  Preferred stock ($100 par value):
    Authorized--1,200,000 shares; issuable in series,
      cumulative
    Outstanding--Dutch Auction Rate Transferable
      Securities, 2,250 shares, at liquidation
      preference of $100,000 per share                       225.0       225.0
    Outstanding--Series D, 400,000 shares, at
      liquidation preference of $500 per share,
      cumulative dividend rate of 8.5%                       200.0       200.0
  Common stock ($1 par value):
    Authorized--150,000,000 shares
    Outstanding--76,398,888 shares in 1993 and
      79,170,880 shares in 1992, after deducting
      3,339,574 shares in treasury in 1993                    76.4        79.2
  Additional paid-in capital                                 475.2       646.5
  Retained earnings                                        2,297.9     2,100.2
  Net unrealized gain on marketable equity securities        124.1        83.5
  Foreign currency translation adjustments                   (35.1)      (34.3)
                                                         _________   _________
                                                           3,363.5     3,300.1
                                                         _________   _________
                                                         $36,050.5   $33,290.9
                                                         =========   =========

                                 Transamerica Corporation and Subsidiaries  53

CONSOLIDATED STATEMENT OF INCOME
_____________________________________________________________________________
Year ended December 31                             1993       1992       1991
REVENUES
Life insurance premiums and related income     $1,255.7   $1,182.3   $1,001.8
Investment income                               1,749.9    1,600.0    1,529.9
Finance charges and other fees                    990.1    1,013.9    1,040.7
Leasing revenues                                  388.3      402.2      381.4
Real estate and tax service revenues              293.3      249.6      168.2
Gain (loss) on investment transactions             39.0        7.7       (2.9)
Insurance brokerage                                19.7       29.2       80.9
Other                                              97.0       95.2       56.1
                                               ________   ________   ________
                                                4,833.0    4,580.1    4,256.1
EXPENSES
Life insurance benefits                         2,145.9    2,059.2    1,892.3
Life insurance underwriting, acquisition
  and other expenses                              499.8      418.0      362.6
Leasing operating and maintenance costs           184.4      198.0      197.3
Interest and debt expense                         511.6      568.9      631.1
Provision for losses on receivables
  and assets held for sale                        147.0       90.7      431.9
Other, including administrative and
  general expenses                                743.7      684.9      629.6
                                               ________   ________   ________
                                                4,232.4    4,019.7    4,144.8
                                               ________   ________   ________
                                                  600.6      560.4      111.3
Income taxes                                      150.1      217.5       66.2
                                               ________   ________   ________
Income from continuing operations                 450.5      342.9       45.1
Income (loss) from discontinued operations        (50.0)     (99.7)      39.7
Extraordinary loss on early extinguishment
  of debt                                         (23.1)
Cumulative effect of change in accounting for
  post employment benefits other than pensions                          (34.7)
                                               ________   ________   ________
Net income                                     $  377.4   $  243.2   $   50.1
                                               ========   ========   ========
EARNINGS PER SHARE OF COMMON STOCK
Income from continuing operations              $   5.44   $   4.11   $   0.43
Income (loss) from discontinued operations        (0.64)     (1.28)      0.52
Extraordinary loss on early extinguishment
  of debt                                         (0.29)
Cumulative effect of change in accounting for
  post employment benefits other than pensions                          (0.45)
                                               ________   ________   ________
Net income                                     $   4.51   $   2.83   $   0.50
                                               ========   ========   ========
(Amounts in millions except for share data)
See notes to financial statements

54  Transamerica Corporation and Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS
_____________________________________________________________________________
Year ended December 31                           1993        1992        1991
OPERATING ACTIVITIES
Income from continuing operations           $   450.5   $   342.9   $    45.1
Adjustments to reconcile income from
  continuing operations to net cash
  provided by operating activities:
    Increase in life insurance policy
      liabilities, excluding policyholder
      balances on interest-sensitive
      policies                                  927.3       912.5       829.6
    Amortization of policy acquisition
      costs                                     232.7       135.3       172.1
    Policy acquisition costs deferred          (350.0)     (256.3)     (226.8)
    Depreciation and amortization               167.1       158.0       147.9
    Other                                      (328.1)     (273.2)       71.5
                                            _________   _________   _________
Net cash provided by continuing operations    1,099.5     1,019.2     1,039.4

INVESTING ACTIVITIES
Finance receivables originated              (13,664.0)  (11,388.0)  (10,330.0)
Finance receivables collected                13,375.2    11,121.9     9,962.0
Purchase of investments                     (12,102.5)   (6,527.2)   (9,236.0)
Sales and maturities of investments           9,647.5     5,090.7     7,850.2
Proceeds from public offering of
  discontinued operations                     1,031.8
Cash transactions with discontinued
  operations                                   (409.3)       27.0        20.0
Other                                          (475.5)     (157.0)        7.1
                                            _________   _________   _________
Net cash used by investing activities        (2,596.8)   (1,832.6)   (1,726.7)

FINANCING ACTIVITIES
Proceeds from debt financing                  5,308.2     4,100.9     4,563.2
Proceeds from sale of preferred stock                       193.2
Payments of notes and loans                  (5,239.5)   (4,276.4)   (4,402.0)
Receipts from interest-sensitive policies
  credited to policyholder account balances   4,166.3     2,572.0     1,977.7
Return of policyholder balances on
  interest-sensitive policies                (2,313.2)   (1,688.5)   (1,300.6)
Common stock transactions                      (174.1)       70.3        27.3
Dividends                                      (179.7)     (178.6)     (164.0)
                                            _________   _________   _________
  Net cash provided by financing
    activities                                1,568.0       792.9       701.6
                                            _________   _________   _________
  Increase (decrease) in cash and
    cash equivalents                             70.7       (20.5)       14.3
Cash and cash equivalents at beginning
  of year                                        22.0        42.5        28.2
                                            _________   _________   _________
Cash and cash equivalents at end of year    $    92.7   $    22.0   $    42.5
                                            =========   =========   =========

(Amounts in millions except for share data)
See notes to financial statements

                                 Transamerica Corporation and Subsidiaries  55


CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
__________________________________________________________________________________________________________
                                                                              Net Unrealized       Foreign
                                                    Additional               Gain on Market-      Currency
                              Preferred    Common      Paid-in    Retained       able Equity   Translation
                                  Stock     Stock      Capital    Earnings        Securities   Adjustments
BALANCE AT JANUARY 1, 1991       $225.0     $76.4       $558.5    $2,149.5            $  2.4        $  4.9

Net income                                                            50.1
Dividends declared:
  On common stock                                                   (152.0)
  On preferred stock                                                 (12.0)
Common stock issued                           0.9         28.7
Treasury stock purchased                     (0.1)        (2.2)
Other changes                                                                           98.4          (2.7)
                                 ______     _____       ______    ________            ______        ______
BALANCE AT DECEMBER 31, 1991      225.0      77.2        585.0     2,035.6             100.8           2.2

Net income                                                           243.2
Dividends declared:
  On common stock                                                   (156.7)
  On preferred stock                                                 (21.9)
Common stock issued                           2.0         68.3
Preferred stock issued            200.0                   (6.8)
Other changes                                                                          (17.3)        (36.5)
                                 ______     _____       ______    ________            ______        ______
BALANCE AT DECEMBER 31, 1992      425.0      79.2        646.5     2,100.2              83.5         (34.3)

Net income                                                           377.4
Dividends declared:
  On common stock                                                   (156.1)
  On preferred stock                                                 (23.6)
Common stock issued                           0.9         32.6
Treasury stock purchased                     (3.7)      (203.9)
Other changes                                                                           40.6          (0.8)
                                 ______     _____       ______    ________            ______        ______
BALANCE AT DECEMBER 31, 1993     $425.0     $76.4       $475.2    $2,297.9            $124.1        $(35.1)
                                 ======     =====       ======    ========            ======        ======

(Amounts in millions)
See notes to financial statements


56  Transamerica Corporation and Subsidiaries

NOTES TO FINANCIAL STATEMENTS                               December 31, 1993
_____________________________________________________________________________
[A] SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include the accounts of Transamerica Corporation and its subsidiaries. Transamerica's investment in Sedgwick Group plc is carried at cost plus equity in undistributed earnings since the date of acquisition.

INVESTMENTS

Investments in fixed maturities, comprising bonds, notes and redeemable preferred stocks, are carried at amortized cost and generally held to maturity. Fixed maturity securities which are expected to be called by the issuer or sold in the next three months are classified as available for sale and carried at the lower of amortized cost or market value. Market value is based on quoted market prices. For fixed maturity securities not actively traded, including private placements, market value is estimated using value obtained from independent pricing services. Changes to the carrying amount of securities available for sale, if any, are included in shareholders' equity. Investments in equity securities, comprising corporate common and nonredeemable preferred stocks, are carried at fair value based on quoted market prices. Realized gains and losses on investment transactions are determined generally on a specific identification basis and included in income on the trade date.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include money market funds and marketable securities with original maturities of three months or less except for such securities held by the life insurance operation which are included in short-term investments.

DEPRECIATION AND AMORTIZATION

Property and equipment, which are stated on the basis of cost, are depreciated by use of the straight-line method over their estimated useful lives. Goodwill is amortized over 40 years.

INCOME TAXES

Transamerica provides deferred taxes based on enacted tax rates in effect on the dates temporary differences between the book and tax bases of assets and liabilities reverse.

FINANCE

Finance charges are generally recognized as earned on an effective yield method. An allowance for losses is provided in an amount sufficient to cover estimated uncollectible receivables.

Leasing revenues are recognized as rentals become due.

Tax service revenues are recognized as income generally when contracts are executed with a portion of the revenues amortized over the estimated lives of the contracts.

INSURANCE

The accounts of the life insurance operation have been included in the consolidated financial statements on the basis of generally accepted accounting principles which differ in some respects from those followed in reports to regulatory authorities.

Life insurance premiums are generally recognized as earned over the premium paying periods, with reserves for future benefits established from such premiums on a net-level premium method based upon estimated investment yields, withdrawals, mortality and other assumptions which were appropriate at the time the policies were issued. Premiums and deposits for universal life and other interest-sensitive life insurance products that do not involve significant mortality or morbidity risk are recorded as liabilities. In 1993 Transamerica adopted this method of accounting for its structured settlement products based on the determination that there is insignificant mortality risk from these products. Prior year financial statements have been reclassified which reduced premium income and life insurance related expenses by an equal amount. Costs of acquiring new life insurance business, principally commissions and certain variable underwriting and field office expenses, all of which vary with and are primarily related to the production of new business, are deferred and amortized in proportion to gross profit. The aforementioned change in accounting for the structured settlement products increased amortization of deferred policy acquisition costs and reduced net income $39 million including an immaterial amount related to prior years. Adequate provision is made for reported and unreported claims and related expenses.

Asset management and advisory fees are recorded in revenue during the period such services are performed.

NEW ACCOUNTING STANDARDS

In 1993, Transamerica adopted the Financial Accounting Standards Board's new standard on accounting for reinsurance ceded under reinsurance contracts. The new standard requires reinsurance receivables under reinsurance agreements, which totaled $990.5 million at December 31, 1993 and $886.8 million at December 31, 1992 and are included in the balance sheet caption trade and other receivables, to be reported as assets instead

                                 Transamerica Corporation and Subsidiaries  57
of the previous practice of netting the receivable against the related liability. The new standard also precludes immediate gain recognition on retroactive reinsurance agreements which does not impact Transamerica.

In May 1993, the Financial Accounting Standards Board issued a new standard on accounting for impairment of loans which Transamerica must adopt by the first quarter of 1995. The new standard requires that impaired loans be measured based on either the fair value of the loan, if discernible, the present value of expected cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. When adopted, the new standard is not expected to have a material effect on the consolidated financial statements of Transamerica.

Also in May 1993, the Financial Accounting Standards Board issued a new standard on accounting for certain investments in debt and equity securities which Transamerica will adopt in the first quarter of 1994. Under the new standard Transamerica will report at fair value its investments in debt securities for which Transamerica does not have the positive intent and ability to hold to maturity. Unrealized gains and losses will be reported on an after tax basis in a separate component of shareholders' equity. In connection with the adjustment to fair value of investments associated with interest-sensitive products, Transamerica will also adjust deferred policy acquisition costs equivalent to the amount that would be required upon realization of such gains or losses. The deferred policy acquisition adjustment will also be included with the unrealized gains and losses component of shareholders' equity on an after tax basis. Had the new standard been adopted at December 31, 1993 and had all debt securities held for investment been reported at fair value, the impact on the consolidated financial statements of Transamerica would have been an $804.5 million increase in shareholders' equity with no effect on income.

EARNINGS PER SHARE OF COMMON STOCK

Earnings per share of common stock are based on the weighted average number of shares outstanding (78,495,000 in 1993, 78,050,000 in 1992 and 76,676,000 in
1991) after deduction of preferred dividends.

[B] CAPITAL STOCK

Transamerica has outstanding 2,250 shares of Dutch Auction Rate Transferable Securities Preferred Stock (DARTS) ($100 par value, $100,000 liquidation value) in Series A-1, B-1 and C-1 of 750 shares each. Dividends, which are cumulative, are normally determined every 49 days through auction procedures. The dividend rates for Series A-1, B-1 and C-1 shares were 3.15%, 2.90% and 3.09% at December 31, 1993 and 3.79%, 3.85% and 3.64% at December 31, 1992.

In January 1992 Transamerica issued 400,000 shares of Series D Preferred Stock ($100 par value, $500 liquidation value) resulting in proceeds of $200 million before underwriting discounts and issuance costs. Dividends, which are cumulative, are at the rate of 8.5% of the liquidation preference per annum.

One preference stock purchase right accompanies each share of common stock outstanding. Each right will entitle the holder to buy from Transamerica a unit consisting of 1/100 of a share of Series A Participating Preference Stock at an exercise price of $135 per unit. The rights become exercisable ten days after a public announcement that a person or group has acquired 20% or more of Transamerica's common stock or has commenced a tender offer for 30% or more of the common stock. The rights may be redeemed prior to becoming exercisable by action of the Board of Directors at a redemption price of $0.05 per right. If Transamerica is acquired by any person after the rights become exercisable, each right will entitle its holder to purchase stock of the acquiring company having a market value of twice the exercise price of each right. The rights expire on August 8, 1996.

At December 31, 1993, 5,000,000 shares of preference stock (without par value) were authorized but unissued.

[C] STOCK OPTION PLANS

At December 31, 1993, under Transamerica's stock option plans, 11,660,839 shares of common stock (12,690,920 shares at December 31, 1992) were reserved principally for sale to key employees of the Corporation and subsidiaries at market value on the date options are granted. During 1993, options for 1,670,700 shares were granted, and options for 640,918 shares were cancelled due to forfeiture. Options were exercised for 1,019,081 shares in 1993, 1,567,553 shares in 1992 and 300,223 shares in 1991, at aggregate option prices of $36 million, $52.1 million and $8.1 million. Of the options for 5,557,097 shares outstanding at December 31, 1993 (5,546,396 shares at December 31, 1992) at an aggregate option price of $225.9 million, options for 2,352,722 shares were exercisable. In February 1994, options for 1,541,850 shares were granted at an option price equal to market value on the date granted.


Page 58  Transamerica Corporation and Subsidiaries

[D] INCOME TAXES

The provision for income taxes on income from continuing operations comprises:
_____________________________________________________________________________
(Amounts in millions)                                  1993     1992     1991

Federal current                                      $213.0   $225.7   $131.7
Federal deferred tax benefits                        (104.1)   (42.5)  (102.8)
State                                                  27.1     28.7     23.5
Foreign                                                14.1      5.6     13.8
                                                     ______   ______   ______
                                                     $150.1   $217.5   $ 66.2
                                                     ======   ======   ======

The 1993 provision for income taxes on income from continuing operations includes $8.4 million from the revaluation of the deferred tax liability for the effect of the federal tax rate increase.

Deferred income taxes for continuing operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets and liabilities as of December 31, 1993 and 1992 are as follows:
_____________________________________________________________________________
(Amounts in millions)                                           1993     1992
Deferred tax assets:
  Allowance for losses                                        $120.6   $131.8
  Impairment of investments                                     36.2     46.5
  Post employment benefits other than pensions                  20.1     18.7
  Life insurance policy liabilities                            453.8    330.2
  Capital loss carryforward                                     41.1
                                                              ______   ______
                                                               671.8    527.2
Deferred tax liabilities:
  Deferred policy acquisition costs                            609.2    534.1
  Accelerated depreciation                                     196.6    200.9
  Unrealized gains on equity securities                         66.9     38.5
  Discount amortization on notes and loans payable              55.8     64.1
  Other                                                         44.7     43.7
                                                              ______   ______
                                                               973.2    881.3
                                                              ______   ______
Net deferred tax liability                                    $301.4   $354.1
                                                              ======   ======

The difference between federal income taxes on income from continuing operations computed at the statutory rate and the provision for income taxes is:
_____________________________________________________________________________
(Amounts in millions)                                  1993     1992     1991

Federal income taxes at statutory rate               $210.2   $190.5   $ 37.8
State income taxes                                     17.6     15.9     15.0
Amortization of goodwill                                7.7      7.5      8.0
Prior year items                                      (94.2)              2.6
Tax rate change                                         8.4
Other                                                   0.4      3.6      2.8
                                                     ______   ______   ______
                                                     $150.1   $217.5   $ 66.2
                                                     ======   ======   ======

Pretax income from foreign operations totaled $30 million in 1993, $25 million in 1992 and $30 million in 1991. Income tax payments totaled $135.5 million in 1993, $174.8 million in 1992 and $127.2 million in 1991.

                                 Transamerica Corporation and Subsidiaries  59

[E] INVESTMENTS

The amortized cost and market value of fixed maturities held for investment at December 31, 1993 and 1992 are as follows:
______________________________________________________________________________
(Amounts in millions)                           Gross        Gross
                               Amortized   Unrealized   Unrealized      Market
                                    Cost        Gains       Losses       Value
DECEMBER 31, 1993
U.S. Treasury securities and
  obligations of U.S.
  government authorities and
  agencies                     $   205.3     $   15.3       $  0.8   $   219.8
Obligations of states and
  political subdivisions           163.1         18.8          0.2       181.7
Foreign governments                144.9         12.5                    157.4
Corporate securities             6,537.6        738.3         18.6     7,257.3
Mortgage-backed securities       8,571.2        571.2         24.4     9,118.0
Public utilities                 2,927.1        253.5          8.4     3,172.2
Redeemable preferred stock           3.8                       0.2         3.6
                               _________     ________       ______   _________
                               $18,553.0     $1,609.6       $ 52.6   $20,110.0
                               =========     ========       ======   =========
DECEMBER 31, 1992
U.S. Treasury securities and
  obligations of U.S.
  government authorities and
  agencies                     $   188.7     $    6.3       $  0.3   $   194.7
Obligations of states and
  political subdivisions           116.3         16.3          9.3       123.3
Foreign governments                309.5         24.6          0.4       333.7
Corporate securities             5,447.7        522.4         81.4     5,888.7
Mortgage-backed securities       6,909.6        427.9         39.4     7,298.1
Public utilities                 3,127.4        207.5          4.9     3,330.0
Redeemable preferred stock          11.9                       5.0         6.9
                               _________     ________       ______   _________
                               $16,111.1     $1,205.0       $140.7   $17,175.4
                               =========     ========       ======   =========

Fixed maturity securities which are expected to be called by the issuer or sold in the next three months are classified as available for sale and carried at the lower of amortized cost or market value. At December 31, 1993 the fair value of the fixed maturities available for sale portfolio based upon quoted market prices was $920.2 million with gross unrealized gains of $47.8 million and no unrealized losses. At December 31, 1992 the fair value of the fixed maturities available for sale portfolio was $799.3 million with gross unrealized gains of $39.9 million and no unrealized losses.

The cost of equity securities was $275.1 million at December 31, 1993 and $228.5 million at December 31, 1992. The net unrealized gain on marketable equity securities, after related income taxes, is included in shareholders' equity. Gross unrealized gains and gross unrealized losses at December 31, 1993 amounted to $194.5 million and $3.5 million resulting in net unrealized gains before taxes of $191 million.

60  Transamerica Corporation and Subsidiaries

The amortized cost and market value of fixed maturities at December 31, 1993 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
______________________________________________________________________________
(Amounts in millions)                                    Amortized      Market
                                                           Cost          Value

Due in one year or less                                  $   270.8   $   276.6
Due after one year through five years                      1,224.0     1,315.8
Due after five years through ten years                     1,513.9     1,634.7
Due after ten years                                        6,973.1     7,764.9
                                                         _________   _________
                                                           9,981.8    10,992.0
Mortgage-backed securities                                 8,571.2     9,118.0
                                                         _________   _________
                                                         $18,553.0   $20,110.0
                                                         =========   =========

The carrying values and estimated fair values of investments in mortgage loans on real estate and loans to life insurance policyholders at December 31, 1993 and 1992 are as follows:
______________________________________________________________________________
(Amounts in millions)                                    Carrying    Estimated
                                                            Value   Fair Value
DECEMBER 31, 1993
Mortgage loans on real estate                              $368.9       $402.4
                                                           ======       ======
Loans to life insurance policyholders                      $396.5       $373.1
                                                           ======       ======
DECEMBER 31, 1992
Mortgage loans on real estate                              $447.6       $475.2
                                                           ======       ======
Loans to life insurance policyholders                      $370.5       $365.2
                                                           ======       ======

The fair values for mortgage loans on real estate and policyholder loans are estimated using discounted cash flow calculations, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for calculation purposes.

Gain (loss) on investment transactions, included in consolidated revenues, comprises:
_____________________________________________________________________________
(Amounts in millions)                                  1993     1992     1991

Net gain on sale of investments                      $157.3   $136.1   $134.7
Provision for impairment in value                     (55.5)   (95.2)   (81.0)
Accelerated amortization of deferred policy
  acquisition costs                                   (62.8)   (33.2)   (56.6)
                                                     ______   ______   ______
                                                     $ 39.0   $  7.7   $ (2.9)
                                                     ======   ======   ======

Proceeds from sales of fixed maturities were $4.9 billion in 1993, $2.6 billion in 1992 and $4.1 billion in 1991. Gross gains of $212.7 million in 1993, $170.5 million in 1992 and $141.3 million in 1991, and gross losses of $63.5 million in 1993, $65 million in 1992 and $18.1 million in 1991 were realized on those sales.

                                 Transamerica Corporation and Subsidiaries  61

[F] NOTES AND LOANS PAYABLE
_____________________________________________________________________________
(Amounts in millions)                                         1993       1992
TRANSAMERICA FINANCE GROUP, INC.:
Short-term bank loans, commercial paper and current
  portion of long-term debt                               $1,910.8   $1,062.4
Long-term debt due subsequent to one year:
  Notes and debentures; interest at 4.48% to 9.1%;
    maturing through 2002                                  1,618.6    1,927.1
  Notes and debentures; interest at 13.80% to
    13.88%; maturity value of $582.8 million;
    maturing through 2012                                    146.8      340.9
  Commercial paper and other notes at various
    interest rates and terms supported by credit
    agreements expiring through 1997                       2,505.0    2,813.1
  Subordinated notes and debentures; interest at
    6.75% to 11%; maturing through 2003                      582.8      344.7
Loans due to parent company and other subsidiaries           267.5      101.4
                                                          ________   ________
                                                           7,031.5    6,589.6
PARENT COMPANY AND OTHER SUBSIDIARIES:
Short-term bank loans, commercial paper and
  current portion of long-term debt                          112.2        0.2
Long-term debt due subsequent to one year:
  Notes and debentures; interest at 6.50% to 10%;
    maturing through 2016                                    458.6      588.3
  Commercial paper and other notes at various
    interest rates and terms supported by credit
    agreements expiring through 1996                         254.5      383.6
  Notes at variable interest rates; maturing
    through 1997                                             114.7      112.8
Less loans to Transamerica Finance Group, Inc.              (267.5)    (101.4)
                                                          ________   ________
                                                             672.5      983.5
                                                          ________   ________
                                                          $7,704.0   $7,573.1
                                                          ========   ========

The estimated fair value of notes and loans payable, using rates currently available for debt with similar terms and maturities, is $8,141.3 million at December 31, 1993 and $7,845.2 million at December 31, 1992.

Assets with a net book value of $113.9 million at December 31, 1993, consisting primarily of land, buildings and equipment, are collateral for certain of the above debt.

The aggregate annual maturities for the four years subsequent to December 31, 1994 are $1.1 billion in 1995, $2.5 billion in 1996, $1.1 billion in 1997 and $0.5 billion in 1998.

In 1993 Transamerica Finance Group redeemed $125 million of deep discount long-term debt with a book value of $90.7 million, which resulted in a $23.1 million extraordinary loss, after related taxes of $11.4 million.

62  Transamerica Corporation and Subsidiaries

Under credit agreements with various banks, Transamerica and its subsidiaries had the ability to borrow up to $4.1 billion with interest at variable rates at December 31, 1993. There were no borrowings outstanding under these credit lines at that date. These credit agreements, which expire through 1997, require a fee on the unused commitment.

Transamerica and its subsidiaries use interest rate exchange agreements to hedge the interest rate sensitivity of their outstanding indebtedness. Certain of these agreements call for the payment of fixed rate interest by Transamerica and its subsidiaries in return for the assumption by other contracting parties of the variable rate cost. At December 31, 1993, such agreements covering the notional amount of $380 million at a weighted average fixed interest rate of 8.46% expiring through 2000 and $840 million of one year agreements expiring in 1994 with an average interest rate of 3.78% were outstanding. Additionally at December 31, 1993, exchange agreements covering the notional amount of $266 million expiring through 1997 were outstanding, in which Transamerica and its subsidiaries receive interest from other contracting parties at a weighted average fixed interest rate of 7.22% and pay interest at variable rates to those parties. While Transamerica is exposed to credit risk in the event of nonperformance by the other party, nonperformance is not anticipated due to the credit rating of the counter parties. At December 31, 1993 the interest rate exchange agreements are with banks rated A or better by one or more of the major credit rating agencies.

The estimated fair value of the interest rate exchange agreements, determined on a net present value basis, was a negative $28.6 million at December 31, 1993 and a negative $37.8 million at December 31, 1992. The fair value represents the estimated amounts that Transamerica and its subsidiaries would be required to pay to terminate the exchange agreements, taking into account current interest rates.

Interest payments, net of amounts received from interest rate exchange agreements, totaled $623.4 million in 1993, $661 million in 1992 and $578.9 million in 1991.

[G] FAIR VALUE OF INVESTMENT CONTRACTS

Investment-type contracts are included in life insurance policy liabilities. Fair value of investment-type contracts is estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. The carrying amounts and estimated fair values of the liabilities for investment-type contracts at December 31, 1993 and 1992 are as follows:
______________________________________________________________________________
(Amounts in millions)                                    Carrying    Estimated
                                                            Value   Fair Value
DECEMBER 31, 1993
Single and flexible premium deferred annuities          $ 6,630.9    $ 6,378.2
Single premium immediate annuities                        3,354.6      3,796.9
Guaranteed investment contracts                           1,994.5      2,093.9
Other deposit contracts                                   1,544.4      1,584.4
                                                        _________    _________
                                                        $13,524.4    $13,853.4
                                                        =========    =========
DECEMBER 31, 1992
Single and flexible premium deferred annuities          $ 5,748.4    $ 5,526.8
Single premium immediate annuities                        2,856.1      3,043.7
Guaranteed investment contracts                           1,777.2      1,867.5
Other deposit contracts                                     960.0        979.8
                                                        _________    _________
                                                        $11,341.7    $11,417.8
                                                        =========    =========

Investment-type contracts and other life insurance policy reserves generally provide a natural hedge against fair value changes in the investments held to fund those reserves.

                                 Transamerica Corporation and Subsidiaries  63

[H] CONCENTRATION OF RISK, SECURITIZATION AND FAIR VALUE OF RECEIVABLES

During the normal conduct of its operations, Transamerica engages in the extension of credit to homeowners, electronics and appliance dealers, retail recreational products and computer stores and others. The risk associated with that credit is subject to economic, competitive and other influences. While a substantial portion of the risk is diversified, certain operations are concentrated in one industry or geographic area.

Transamerica's finance receivables include $3.1 billion, net of unearned finance charges and insurance premiums, of real estate secured loans, principally first and second mortgages secured by residential properties of which approximately 50% is located in California. The commercial finance receivables portfolio represents lending arrangements with over 200,000 customers. At December 31, 1993, the portfolio included 13 customers with individual balances in excess of $15 million. These accounts represented 10% of total commercial net finance receivables outstanding at December 31, 1993.

In July 1990, Transamerica entered into a 5-year arrangement under which it securitized and sold, with limited recourse, a $375 million participation interest in a pool of its eligible insurance finance receivables, which Transamerica continues to service. Newly originated eligible receivables are added to the pool. Collection of receivables are reinvested in the pool to maintain an aggregate outstanding balance of approximately $375 million.

The carrying amounts and estimated fair values of the finance receivable portfolio at December 31, 1993 and 1992 are as follows:
______________________________________________________________________________
(Amounts in millions)                                    Carrying    Estimated
                                                            Value   Fair Value
DECEMBER 31, 1993
Fixed rate receivables--
  Consumer                                               $3,622.3     $4,391.2
  Commercial                                                469.9        478.3
Variable rate receivables--
  Commercial                                              2,390.3      2,390.3
                                                         ________     ________
                                                         $6,482.5     $7,259.8
                                                         ========     ========
DECEMBER 31, 1992
Fixed rate receivables--
  Consumer                                               $3,557.9     $4,320.4
  Commercial                                                413.3        424.9
Variable rate receivables--
  Commercial                                              2,371.5      2,371.5
                                                         ________     ________
                                                         $6,342.7     $7,116.8
                                                         ========     ========

The estimated fair values of consumer finance receivables, substantially all of which are fixed rate instalment loans collateralized by residential real estate, and the fixed rate commercial finance loans are based on the discounted value of the future cash flows expected to be received using available secondary market prices for securities backed by similar loans after adjustment for differences in loan characteristics. In the absence of readily available market prices, the expected future cash flows are discounted at effective rates currently offered by Transamerica for similar loans. For variable rate commercial loans, which comprise the majority of the commercial loan portfolio, the carrying amount represents a reasonable estimate of fair value.

64  Transamerica Corporation and Subsidiaries

[I] INVESTMENT IN SEDGWICK GROUP PLC

In 1985 Transamerica Corporation exchanged Fred. S. James & Co., Inc. for a 39% interest in Sedgwick Group plc, a London-based international insurance brokerage firm. On February 28, 1991 Transamerica sold 59 million shares, resulting in a $54.3 million pretax gain which is included in consolidated insurance brokerage revenues. In 1993, Transamerica's equity interest was reduced from 25% to 21% due to a rights offering by Sedgwick which resulted in a $2.6 million after tax loss to Transamerica. At December 31, 1993, the aggregate quoted market price of the 114,524,000 shares owned was $307.1 million.

The consolidated statement of income includes Transamerica's equity in the earnings of Sedgwick. Amounts included for Sedgwick are reported on a one quarter lag and based upon Sedgwick's most recent published financial statements. These statements were prepared by Sedgwick in pounds sterling in accordance with accounting principles generally accepted in the United Kingdom and translated by Transamerica into U.S. dollars in accordance with foreign exchange translation practices prescribed in the United States, and are summarized below:
______________________________________________________________________________
September 30 (Amounts in millions)                             1993       1992
ASSETS
Cash and temporary investments                             $1,256.3   $1,115.8
Premiums, fees and other receivables                        2,336.5    2,116.7
Other assets                                                  917.6      860.9
                                                           ________   ________
                                                           $4,510.4   $4,093.4
                                                           ========   ========
LIABILITIES AND CAPITAL
Accounts payable and other liabilities                     $3,262.5   $3,169.3
Long-term liabilities                                         769.9      578.6
Capital                                                       478.0      345.5
                                                           ________   ________
                                                           $4,510.4   $4,093.4
                                                           ========   ========
______________________________________________________________________________
Year Ended September 30 (Amounts in millions)       1993       1992       1991

REVENUES                                        $1,173.1   $1,211.9   $1,133.6
EXPENSES
Salaries and employee benefits                     666.5      676.2      621.0
Other operating expenses                           405.5      420.0      405.0
Income taxes                                        38.3       43.8       37.5
                                                ________   ________   ________
                                                 1,110.3    1,140.0    1,063.5
                                                ________   ________   ________
Net income                                      $   62.8   $   71.9   $   70.1
                                                ========   ========   ========

The principal differences between U.K. accounting principles and those generally accepted in the United States are primarily due to differences in accounting for business combinations. Sedgwick, in accounting for its acquisition of James, wrote off all goodwill immediately against capital. Had Sedgwick followed U.S. accounting principles and accounted for the acquisition as a purchase transaction it would have recognized goodwill as an asset to be amortized over a period not to exceed 40 years, and its capital would have been greater by the amount of that goodwill. These differences do not affect the consolidated financial statements, because the goodwill and related amortization are included in Transamerica's financial statements. Goodwill amounts to $268.6 million and is being amortized over a 40-year period. Transamerica's share of Sedgwick's net income, after the amortization of goodwill and the provision for U.S. taxes on Sedgwick's distributed and undistributed income, amounted to $5.6 million in 1993, $8.9 million in 1992 and $6.9 million in 1991.

                                 Transamerica Corporation and Subsidiaries  65

[J] PENSION PLANS

Transamerica Corporation and its subsidiaries, including discontinued operations, have a number of noncontributory defined benefit pension plans covering substantially all employees. Plans covering salaried employees provide pension benefits that are based on the employee's compensation during the highest paid 60 consecutive months during the 120 months before retirement. The general policy is to fund current service costs currently and prior pension service costs over periods ranging from 10 to 30 years.

A summary of the components of net periodic pension cost follows:
_____________________________________________________________________________
(Amounts in millions)                                  1993     1992     1991

Service cost--benefits earned during the period      $ 15.6   $ 17.7   $ 20.1
Interest cost on projected benefit obligation          43.6     39.2     37.6
Actual return on plan assets                         (145.7)  (100.4)   (86.4)
Deferral of current gains in excess of
  expected return                                      97.7     55.1     45.5
Amortization of prior service costs                     5.0      3.5      3.4
                                                     ______   ______   ______
  Total pension cost                                 $ 16.2   $ 15.1   $ 20.2
                                                     ======   ======   ======

The following table sets forth the amounts recognized in the consolidated statement of financial position for the pension plans:
_____________________________________________________________________________
(Amounts in millions)                                           1993     1992
Actuarial present value of benefit obligations:
  Vested benefit obligation*                                  $601.0   $493.9
                                                              ======   ======
  Accumulated benefit obligation                              $609.1   $503.8
                                                              ======   ======
Projected benefit obligation, including effects of
  future salary increases                                     $651.9   $574.0
Plan assets at fair value                                      777.2    639.0
                                                              ______   ______
Excess of plan assets over projected benefit obligation       $125.3   $ 65.0
                                                              ======   ======

The excess of plan assets over projected benefit
obligation comprises:
  Net pension liability                                       $ (2.3)  $ (2.4)
  Unrecognized net gain arising since January 1, 1986          146.0     80.3
  Unrecognized prior service cost                              (20.6)   (14.3)
  Unrecognized net obligation at January 1, 1986 net
    of amortization                                             (8.3)    (9.7)
  Adjustment required to recognize minimum liability            10.5     11.1
                                                              ______   ______
                                                              $125.3   $ 65.0
                                                              ======   ======
  *A portion of the vested benefit obligation is unconditionally guaranteed by Transamerica
   Occidental Life Insurance Company, a subsidiary of Transamerica.

The projected benefit obligation was determined using a weighted average discount rate of 7.25% (7.75% in 1992) and an assumed rate of compensation increase of 5.5%. The expected long-term rate of return on plan assets was 8.0% (8.5% in 1992 and 9.0% in 1991).

66  Transamerica Corporation and Subsidiaries

[K] OTHER POST EMPLOYMENT BENEFIT PLANS

Transamerica Corporation and its subsidiaries sponsor a defined benefit health care plan and a defined life insurance plan that provides post employment benefits to eligible retirees. The plans are contributory, with retiree contributions adjusted annually, and contain other cost-sharing features such as deductibles and coinsurance. Medical and life insurance benefits are based on the employee's length of service and age at retirement from Transamerica Corporation. The general policy is to fund these benefits on a pay-as-you-go basis.

In 1991, Transamerica Corporation elected early adoption of Statement of Financial Accounting Standards No. 106 on accounting for post employment benefits other than pensions. Adoption of the statement effective January 1, 1991 resulted in a reduction of net income for the year ended December 31, 1991 of $37.5 million, including a $34.7 million after tax cumulative charge for the accumulated post employment benefit obligation ($52.6 million) accrued as of January 1, 1991 which Transamerica Corporation elected to recognize upon adoption.

A summary of the components of net periodic other post employment benefit cost follows:
______________________________________________________________________________
(Amounts in millions)                                     1993    1992    1991

Service cost--benefits earned during the period           $1.3    $1.1    $1.3
Interest cost on projected benefit obligation              5.1     4.5     4.2
Amortization of unrecognized net loss                      0.3
                                                          ____    ____    ____
  Total other post employment benefit cost                $6.7    $5.6    $5.5
                                                          ====    ====    ====

The following table sets forth the amounts recognized in the consolidated statement of financial position for other post employment benefit plans:
______________________________________________________________________________
(Amounts in millions)                                            1993     1992

Actuarial present value of other post employment
benefit obligations:
  Retirees                                                      $51.7    $41.5
  Active plan participants                                       22.5     19.3
  Unrecognized net loss                                         (16.9)    (5.7)
                                                                _____    _____
Unfunded accrued projected benefit obligation                   $57.3    $55.1
                                                                =====    =====

The weighted average annual assumed rate of increase in the health care cost trend rate is 12.7% for 1994 and is assumed to decrease gradually to 7.8% in 1999 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the trend rate by one percentage point in each year would increase the actuarial present value obligation for post employment medical benefits as of December 31, 1993 and 1992 by $8.3 million and $6.8 million and the aggregate of the service and interest cost components of net periodic post employment benefit costs by $0.9 million in 1993 and $0.6 million in 1992 and 1991. The weighted average discount rate used in determining the post employment benefit obligation was 7.25% at December 31, 1993 and 7.75% at December 31, 1992. The portion of the unrecognized net loss in excess of 10% of the actuarial present value of other post employment benefit obligations is amortized over the average remaining service period of active plan participants.

                                 Transamerica Corporation and Subsidiaries  67

[L]  RETAINED EARNINGS RESTRICTIONS

Under certain circumstances, the provisions of loan agreements and statutory requirements place limitations on the amount of funds which can be remitted to Transamerica by its consolidated subsidiaries. Of the net assets of Transamerica's consolidated subsidiaries, as adjusted for intercompany account balances, at December 31, 1993, approximately $3.6 billion is so restricted, and $1.1 billion is free for remittance to Transamerica subject to investment and operating requirements.

[M] BUSINESS SEGMENT INFORMATION

Business segment data, as required by Statement of Financial Accounting Standards No. 14, Financial Reporting for Segments of a Business Enterprise, for each of the years in the three year period ended December 31, 1993 included in the tables in the Financial Review on pages 37 to 51 of this annual report are an integral part of these financial statements.

[N] DISCONTINUED 0PERATIONS

On July 20, 1992, Transamerica Corporation announced that its Board of Directors approved a plan to withdraw from the property and casualty insurance business. Transamerica sold its property and casualty insurance subsidiary, Transamerica Insurance Group, through an initial public offering in April 1993 and a secondary offering in December 1993. The net proceeds, after underwriting discounts, totaled $1 billion in cash from the two offerings, resulting in a $125 million after tax loss on the sale of which $75 million was recorded in 1992 on an estimated basis and $50 million in 1993 upon the completion of the secondary offering.

The following results of the discounted property and casualty insurance business are included in income from discontinued operations for the years ended December 31, 1992 and 1991:
_____________________________________________________________________________
(Amounts in millions)                                         1992       1991

Revenues                                                  $2,122.9   $2,143.9
Costs and expenses                                         2,345.3    2,112.1
                                                          ________   ________
Income (loss) before tax benefits                           (222.4)      31.8
Income tax benefits                                          104.3       22.5
                                                          ________   ________
Operating income (loss)                                     (118.1)      54.3
Provision for estimated loss on disposition,
  net tax benefit of $172.6 million                          (75.0)
Cumulative effect of change in accounting for
  post employment benefits other than pensions                          (14.6)
Operating losses for the period subsequent to
  July 1, 1992 which are included in the
  provision for estimated loss on disposition                 93.4
                                                          ________   ________
Income (loss) from discontinued operations                $  (99.7)  $   39.7
                                                          ========   ========

68  Transamerica Corporation and Subsidiaries

In connection with the offering a subsidiary of Transamerica, in 1992, assumed responsibility by means of a reinsurance agreement for certain assumed treaty reinsurance business written prior to 1986 for which it received assets which are expected to be sufficient to fund the liquidation of the business. Transamerica has collateralized the estimated ultimate obligation of $361 million at December 31, 1993 by providing letters of credit aggregating $150 million and by placing $213 million of its assets in a trust. Additionally Transamerica agreed to pay up to $89.3 million in adverse loss development on certain paid environmental losses.

In addition, prior to the initial public offering Transamerica received a dividend from Transamerica Insurance Group comprising its 51% equity interest in River Thames Insurance Company Limited, a London-based reinsurance operation.

[O] COMMITMENTS AND CONTINGENCIES

Substantially all leases of Transamerica and its subsidiaries are operating leases principally for the rental of real estate. Total rental expense amounted to $88.1 million in 1993, $89.4 million in 1992 and $93.2 million in 1991.

Contingent liabilities arising from litigation, income taxes and other matters are not considered material in relation to the consolidated financial position of Transamerica and subsidiaries.

[P] SUBSEQUENT EVENT

On February 13, 1994, Transamerica entered into an Asset Purchase Agreement to purchase all the assets of the container division of Tiphook plc for up to $1.1 billion in cash. Completion of the acquisition is subject to approval by Tiphook's shareholders and successful completion of a consent solicitation and bond tender by Tiphook.

                                 Transamerica Corporation and Subsidiaries  69

REPORT OF MANAGEMENT

The management of Transamerica Corporation is responsible for the financial information appearing in this Annual Report. The consolidated financial statements were prepared by management in accordance with generally accepted accounting principles, and include amounts which are based on the best information currently available. The financial statements are audited by Ernst & Young, independent auditors, through the application of generally accepted auditing standards which include a study and evaluation of Transamerica's internal accounting control system.

Transamerica maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded against loss, that the financial records reflect fairly the transactions of the Company, and that established policies and procedures are followed. The concept of reasonable assurance is based on the recognition that the cost of a system of internal accounting controls must be related to the benefits derived and that the balancing of those factors requires estimates and judgments. The internal accounting control system includes the selection, training and development of qualified personnel, organizational arrangements that provide for an appropriate division of responsibilities and the communication of Company policies and procedures throughout the organization. The system is reviewed and evaluated by a program of internal audits.

The Board of Directors, acting through its audit committee composed of outside directors, reviews and monitors Transamerica's accounting principles and internal accounting controls. The audit committee meets periodically with management, the internal auditors and the independent auditors. The independent auditors and internal auditors have full and free access to the audit committee to discuss the results of their audit work and their views on accounting policies, the adequacy of internal accounting controls and the quality of financial reporting.

REPORT OF ERNST & YOUNG INDEPENDENT AUDITORS
BOARD OF DIRECTORS AND SHAREHOLDERS OF TRANSAMERICA CORPORATION

We have audited the consolidated balance sheet of Transamerica Corporation and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of Transamerica Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Sedgwick Group plc, used as the basis for recording the equity in net income of that corporation, were audited by other auditors whose reports have been furnished to us. Our opinion, insofar as it relates to the amounts of equity in net income included for Sedgwick Group plc, is based solely on the reports of other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transamerica Corporation and subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

In 1991, Transamerica Corporation changed its method of accounting for post employment benefits other than pensions effective January 1, 1991.

ERNST & YOUNG
San Francisco, California
February 22, 1994
70  Transamerica Corporation and Subsidiaries

SUPPLEMENTARY FINANCIAL INFORMATION
_________________________________________________________________________________________________________________
                                     March 31          June 30     September 30      December 31       1993 Total
SELECTED QUARTERLY
FINANCIAL DATA
1993
Revenues                             $1,149.9         $1,228.9         $1,209.5         $1,244.7         $4,833.0
                                     ========         ========         ========         ========         ========
Income from
  continuing operations              $   91.8         $  123.9         $  138.9         $   95.9         $  450.5
Loss from
  discontinued operations                                                                  (50.0)           (50.0)
Extraordinary loss on early
  extinguishment of debt                                                                   (23.1)           (23.1)
                                     ________         ________         ________         ________         ________
Net income                           $   91.8         $  123.9         $  138.9         $   22.8         $  377.4
                                     ========         ========         ========         ========         ========
Earnings per share of
  common stock:
Income from
  continuing operations              $   1.08         $   1.49         $   1.70         $   1.17         $   5.44
Loss from
  discontinued operations                                                                  (0.64)           (0.64)
Extraordinary loss on early
  extinguishment of debt                                                                   (0.29)           (0.29)
                                     ________         ________         ________         ________         ________
Net income                           $   1.08         $   1.49         $   1.70         $   0.24         $   4.51
                                     ========         ========         ========         ========         ========
High and low sales prices
  for common shares            $53 7/8-45 5/8   $    56 1/8-47   $61 3/8-52 1/2   $61 3/4-53 5/8   $61 3/4-45 5/8


_________________________________________________________________________________________________________________
                                     March 31          June 30     September 30      December 31       1992 Total
1992
Revenues                             $1,083.6         $1,127.6         $1,148.6         $1,220.3         $4,580.1
                                     ========         ========         ========         ========         ========
Income from
  continuing operations              $   71.1         $   97.5         $   87.4         $   86.9         $  342.9
Income (loss) from
  discontinued operations                12.5            (37.2)                            (75.0)           (99.7)
                                     ________         ________         ________         ________         ________
Net income                           $   83.6         $   60.3         $   87.4         $   11.9         $  243.2
                                     ========         ========         ========         ========         ========
Earnings per share of
  common stock:
Income from
  continuing operations              $   0.88         $   1.17         $   1.04         $   1.02         $   4.11
Income (loss) from
  discontinued operations                0.16            (0.48)                            (0.96)           (1.28)
                                     ________         ________         ________         ________         ________
Net income                           $   1.04         $   0.69         $   1.04         $   0.06         $   2.83
                                     ========         ========         ========         ========         ========
High and low sales prices
  for common shares            $43 7/8-37 1/8   $46 3/4-40 1/8   $    46 1/4-40   $50 1/2-41 3/8   $50 1/2-37 1/8

(Dollar amounts in millions except for share data)
Note A. The closing sales price for Transamerica common shares on February 28, 1994 was $50 3/4.


                              Transamerica Corporation and Subsidiaries  71

SELECTED ELEVEN-YEAR FINANCIAL DATA
_______________________________________________________________________________________________________
(Dollar amounts in millions except
for share data)                                    1993        1992        1991        1990        1989
EARNINGS
Revenues                                      $ 4,833.0   $ 4,580.1   $ 4,256.1   $ 4,157.1   $ 4,516.5
Net income:
  Income from continuing operations:
    Income before investment transactions     $   425.2   $   337.8   $    47.1   $   209.7   $   240.4
    Gain on investment transactions                25.3         5.1        (2.0)        3.0        24.2
                                              _________   _________   _________   _________   _________
  Income from continuing operations               450.5       342.9        45.1       212.7       264.6
  Income (loss) from discontinued
    operations                                    (50.0)      (99.7)       39.7        53.6        67.6
  Extraordinary loss on early
    extinguishment of debt                        (23.1)
  Cumulative effect of accounting changes                                 (34.7)
                                              _________   _________   _________   _________   _________
Net income                                    $   377.4   $   243.2   $    50.1   $   266.3   $   332.2
                                              =========   =========   =========   =========   =========
Earnings per share of common stock (Note A):
  Income from continuing operations:
    Income before investment transactions     $    5.12   $    4.05   $    0.46   $    2.55   $    2.97
    Gain on investment transactions                0.32        0.06       (0.03)       0.04        0.32
                                              _________   _________   _________   _________   _________
  Income from continuing operations                5.44        4.11        0.43        2.59        3.29
  Income (loss) from discontinued
    operations                                    (0.64)      (1.28)       0.52        0.70        0.89
  Extraordinary loss on early
    extinguishment of debt                        (0.29)
  Cumulative effect of accounting changes                                 (0.45)
                                              _________   _________   _________   _________   _________
Total                                         $    4.51   $    2.83   $    0.50   $    3.29   $    4.18
                                              =========   =========   =========   =========   =========
Average number of common shares
  outstanding (in thousands)                     78,495      78,050      76,676      76,229      75,510
Return on average common
  shareholders' equity (Note B)                   12.2%        7.8%        3.1%        9.1%       12.2%

FINANCIAL POSITION
Total assets                                  $36,050.5   $33,290.9   $31,133.6   $29,260.9   $27,357.1
Notes and loans payable:
  Short-term debt and current
    portion of long-term debt                 $ 2,023.0   $ 1,062.6   $   715.4   $   869.1   $ 1,038.2
  Long-term debt                                5,681.0     6,510.5     6,975.6     6,602.5     6,897.2
Shareholders' equity                            3,363.5     3,300.1     3,025.8     3,016.7     2,928.7
Ratio of debt to debt plus equity:
  Consolidated                                    69.6%       69.6%       71.8%       71.2%       73.0%
  Consolidated, excluding debt
    of financing subsidiaries                     16.7%       23.0%       27.4%       29.0%       30.7%

OTHER DATA
Per share of common stock:
  Dividends declared (Note C)                 $    2.00   $    2.00   $    1.98   $    1.94   $    1.90
  Book value                                  $   38.46   $   36.31   $   36.28   $   36.56   $   35.63
  Market price at year end                    $   56.75   $   48.00   $   39.88   $   32.63   $   44.25
Number of common shareholders of record          57,200      61,100      64,800      78,100      81,900
Number of employees (continuing operations)      10,700      10,700      10,600      10,700      12,400
                                              =========   =========   =========   =========   =========

Note A. Earnings per share of common stock are based on the weighted average number of shares outstanding in each year after deduction of preferred dividends in 1985-1993.
Note B. Computed on income before cumulative effect of accounting changes.
Note C. Quarterly dividends per share were 50 cents in 1993 and 1992.

72  Transamerica Corporation and Subsidiaries

SELECTED ELEVEN-YEAR FINANCIAL DATA (CONTINUED)
___________________________________________________________________________________________________________________
(Dollar amounts in millions except
for share data)                                 1988        1987        1986        1985        1984        1983
EARNINGS
Revenues                                      $ 4,068.1   $ 3,930.8   $ 3,791.1   $ 3,366.0   $ 2,880.9   $ 3,059.4
Net income:
  Income from continuing operations:
    Income before investment transactions     $   223.8   $   232.0   $   184.9   $   186.0   $   148.9   $   108.7
    Gain on investment transactions                 7.7        24.2        45.8       (19.1)      (18.2)       18.9
                                              _________   _________   _________   _________   _________   _________
  Income from continuing operations               231.5       256.2       230.7       166.9       130.7       127.6
  Income (loss) from discontinued
    operations                                    111.5       177.4        59.4       (22.0)       35.0        68.4
  Extraordinary loss on early
    extinguishment of debt                                     (3.2)      (27.9)
  Cumulative effect of accounting changes         (80.9)
                                              _________   _________   _________   _________   _________   _________
Net income                                    $   262.1   $   430.4   $   262.2   $   144.9   $   165.7   $   196.0
                                              =========   =========   =========   =========   =========   =========
Earnings per share of common stock (Note A):
  Income from continuing operations:
    Income before investment transactions     $    2.79   $    2.90   $    2.32   $    2.64   $    2.20   $    1.62
    Gain on investment transactions                0.10        0.32        0.61       (0.28)      (0.27)       0.28
                                              _________   _________   _________   _________   _________   _________
  Income from continuing operations                2.89        3.22        2.93        2.36        1.93        1.90
  Income (loss) from discontinued
    operations                                     1.48        2.33        0.80       (0.32)       0.51        1.02
  Extraordinary loss on early
    extinguishment of debt                                    (0.04)      (0.37)
  Cumulative effect of accounting changes         (1.07)
                                              _________   _________   _________   _________   _________   _________
Total                                         $    3.30   $    5.51   $    3.36   $    2.04   $    2.44   $    2.92
                                              =========   =========   =========   =========   =========   =========
Average number of common shares
  outstanding (in thousands)                     75,327      75,973      74,750      68,630      68,019      67,100
Return on average common
  shareholders' equity (Note B)                   11.8%       18.8%       12.5%        7.4%        8.9%       11.1%

FINANCIAL POSITION
Total assets                                  $24,702.3   $21,273.8   $14,745.1   $12,420.0   $10,787.0   $ 9,422.1
Notes and loans payable:
  Short-term debt and current
    portion of long-term debt                 $ 2,024.8   $ 1,553.3   $   370.8   $   260.7   $   195.2   $   283.7
  Long-term debt                                5,780.2     5,238.2     2,533.4     2,559.7     2,476.7     1,873.6
Shareholders' equity                            2,711.7     2,591.2     2,309.3     2,154.9     1,868.7     1,828.9
Ratio of debt to debt plus equity:
  Consolidated                                    74.2%       72.4%       55.7%       56.7%       58.8%       54.1%
  Consolidated, excluding debt
    of financing subsidiaries                     30.6%       30.6%        9.8%       13.2%       22.9%       13.6%

OTHER DATA
Per share of common stock:
  Dividends declared (Note C)                 $    1.86   $    1.80   $    1.72   $    1.66   $    1.60   $    1.53
  Book value                                  $   33.06   $   31.40   $   27.65   $   27.99   $   27.38   $   26.97
  Market price at year end                    $   33.88   $   29.88   $   32.63   $   33.75   $   23.13   $   31.13
Number of common shareholders of record          87,800      91,400      95,800     101,100     108,000     113,400
Number of employees (continuing operations)      12,400      12,800      11,200      11,400      17,100      16,700
                                              =========   =========   =========   =========   =========   =========

Note A. Earnings per share of common stock are based on the weighted average number of shares outstanding in each year after deduction of preferred dividends in 1985-1993.
Note B. Computed on income before cumulative effect of accounting changes.
Note C. Quarterly dividends per share were 50 cents in 1993 and 1992.

                                 Transamerica Corporation and Subsidiaries  73

COMMON STOCK LISTED AND TRADED

Transamerica's common stock (symbol: TA) is listed and traded in the U.S. on the New York and Pacific Stock Exchanges and outside the U.S. on the following exchanges: Amsterdam, Basel, Frankfurt, Geneva, London, Paris, Tokyo and Zurich.

80  Transamerica Corporation and Subsidiaries