Form 10-K, Exhibit 13
period 1994-12-31
TRANSAMERICA CORP
filed 1995-03-28
CIK 99189

                                                                EXHIBIT EX-13
FINANCIAL REVIEW

Transamerica Corporation is a financial services organization which engages through its subsidiaries in consumer lending, commercial lending, leasing, life insurance, real estate services and asset management.

CONSOLIDATED RESULTS

Transamerica's net income for 1994 increased $49.8 million (13%) compared to 1993. Net income included after tax losses from discontinued operations of $700,000 in 1994 and $47 million in 1993. For a discussion of Transamerica's discontinued operations see Note J on page 79. Net income in 1993 also included a $23.1 million extraordinary loss from early extinguishment of debt. Transamerica's income from continuing operations for 1994 decreased $19.6 million (4%) compared to 1993. Income from continuing operations for 1994 included net after tax gains from investment transactions aggregating $15 million compared to $25.3 million in 1993. In 1994 operating income from continuing operations, which excludes investment transactions, decreased $9.3 million (2%) from 1993 due primarily to decreases in real estate services and asset management and consumer lending operating results and higher unallocated expenses. Partially offsetting these declines were improvements in commercial lending, life insurance and leasing operating results. Operating income from continuing operations for 1993 included a $36 million after tax writedown of repossessed rent-to-own rental stores in commercial lending, charges totaling $24.7 million after tax primarily for the restructuring of the commercial lending and real estate services operations and for the realignment of certain corporate-wide administrative functions and an $8.4 million additional tax provision from the revaluation of the January 1, 1993 deferred tax liability for the effect of the federal income tax rate increase. These items were offset by a $94.2 million tax benefit from the satisfactory resolution of prior years' tax matters. Excluding these 1993 items, operating income from continuing operations for 1994 increased $15.8 million (4%).

Investment transactions in 1994 included after tax gains of $32.6 million realized on the sale of investments, less the required accelerated amortization of deferred policy acquisition costs associated with interest-sensitive products of $4.1 million after tax and loss provisions of $13.5 million after tax for the impairment in value of investments. Investment transactions in 1993 included after tax gains of $102.2 million realized on the sale of investments, less accelerated amortization of deferred policy acquisition costs


44 Transamerica Corporation and Subsidiaries associated with interest-sensitive products of $40.8 million after tax and loss provisions of $36.1 million after tax for the impairment in value of investments.

Operating income from continuing operations increased $93.3 million (28%) in 1993 compared to 1992 due primarily to increases in life insurance, real estate services and asset management operating results and lower unallocated interest and other expenses. Partially offsetting these improvements were declines in commercial lending, as a result of the 1993 items described on page 44, consumer lending and leasing operating results. Excluding the 1993 items, adjusted operating income from continuing operations for 1993 increased $68.2 million (21%) compared to 1992.

OPERATING INCOME BY LINE OF BUSINESS

Changes in the earnings, capital requirements and liquidity of the Corporation's consolidated operations are best understood by considering the Corporation's separate business segments, which are shown below:
____________________________________________________________________________
(Amounts in millions except for share data)           1994     1993     1992
FINANCE
Consumer lending                                    $ 90.4   $ 93.1   $101.2
Commercial lending                                    53.7     (4.0)    22.2
Leasing                                               63.6     53.6     58.1
Amortization of goodwill                             (13.0)   (13.0)   (13.0)
                                                    ______   ______   ______
Total finance                                        194.7    129.7    168.5

LIFE INSURANCE                                       250.2    215.7    190.8

REAL ESTATE SERVICES AND ASSET MANAGEMENT             64.2     84.6     73.3
Amortization of goodwill                              (1.8)    (1.7)    (1.7)
                                                    ______   ______   ______
Total real estate services and asset management       62.4     82.9     71.6
Unallocated interest and other expenses              (94.4)    (6.1)  (102.0)
                                                    ______   ______   ______
Operating income from continuing operations          412.9    422.2    328.9
Investment transactions                               15.0     25.3      5.1
                                                    ______   ______   ______
Income from continuing operations                    427.9    447.5    334.0
Loss from discontinued operations                     (0.7)   (47.0)   (90.8)
Extraordinary loss on early extinguishment of debt            (23.1)
                                                    ______   ______   ______
Net income                                          $427.2   $377.4   $243.2
                                                    ======   ======   ======
EARNINGS PER SHARE OF COMMON STOCK
Income from continuing operations:
  Operating income from continuing operations       $ 5.25   $ 5.08   $ 3.94
  Investment transactions                             0.21     0.32     0.06
                                                    ______   ______   ______
Income from continuing operations                     5.46     5.40     4.00
Loss from discontinued operations                    (0.01)   (0.60)   (1.17)
Extraordinary loss on early extinguishment of debt            (0.29)
                                                    ______   ______   ______
Net income                                          $ 5.45   $ 4.51   $ 2.83
                                                    ======   ======   ======

                               Transamerica Corporation and Subsidiaries  45

TRANSAMERICA FINANCE GROUP

Transamerica Finance Group includes primarily Transamerica's consumer lending, commercial lending and leasing operations and provides funding for these operations. The principal assets of Transamerica Finance Group comprise finance receivables and equipment held for lease totaling $9.6 billion at December 31, 1994 and $7.8 billion at December 31, 1993. Transamerica Finance Group's total notes and loans payable were $8.7 billion at December 31, 1994 and $7 billion at December 31, 1993. Variable rate debt was $4.3 billion at December 31, 1994 compared to $4 billion at the end of 1993. The ratio of debt to debt plus equity was 84.2% at December 31, 1994 and 82.2% at December 31, 1993.

Transamerica Finance Group, through its wholly owned subsidiary Transamerica Finance Corporation, offers publicly, from time to time, senior or subordinated debt securities. Public debt issued totaled $1,516 million in 1994, $407 million in 1993 and $538.7 million in 1992. Under a shelf registration statement filed in July 1993 with the Securities and Exchange Commission, the company may offer up to $2 billion of senior or subordinated debt securities (which may include medium-term notes) with varying terms, of which $337.2 million had not been issued at December 31, 1994.

During 1990, Transamerica Finance Group entered into a 5-year arrangement in which it securitized a $375 million participation interest in a pool of its insurance premium finance receivables. This securitization, which has been accounted for as a sale, allowed Transamerica Finance Group to improve its capital management and liquidity. Proceeds from this transaction were used primarily to reduce debt. At December 31, 1994, $375 million of securitized insurance premium finance receivables remained outstanding. The commercial lending operation continues to service this portfolio and remains partially at risk through limited recourse provisions.

Liquidity is a characteristic of these operations since the majority of the assets consist of finance receivables. Principal cash collections of finance receivables totaled $16.6 billion during 1994, $13.4 billion during 1993 and $11.1 billion during 1992.


46  Transamerica Corporation and Subsidiaries

CONSUMER LENDING

Consumer lending net income for 1994 was $90.3 million compared to $93 million for 1993. Consumer lending income before the amortization of goodwill in 1994 decreased $2.7 million (3%) from 1993. Excluding a $5.3 million benefit ($3.1 million after tax) recorded in 1993 from the reversal of reserves related to a 1990 securitization and sale of real estate secured receivables, income for 1994 increased $400,000 (-%). The increase resulted from higher revenues offset in part by increased operating and interest expenses, and an increased provision for losses on receivables. Revenues in 1994 increased $36.3 million (6%) over 1993 mainly due to increased finance charges resulting from higher average finance receivables outstanding and higher fees due to an increased volume of real estate secured loans.

Interest expense for 1994 increased $8.5 million (3%) from 1993 mainly due to an increase in short-term rates and the cost of increased borrowings as a result of the higher level of receivables outstanding. Operating expenses for 1994 increased $20 million (11%) over 1993. Excluding the $5.3 million reserve reversal recorded in 1993, operating expenses in 1994 increased $14.7 million (8%). The increase was mainly due to the higher level of finance receivables outstanding, an increase in the average number of branches during 1994, and costs of developing new loan information systems to handle additional loan products.

The provision for losses on receivables for 1994 increased $18.3 million (29%) due to increased credit losses and increased growth in net finance receivables over 1993. Credit losses, net of recoveries, as a percentage of average consumer finance receivables outstanding, net of unearned finance charges and insurance premiums, were 1.93% for 1994 compared to 1.68% for 1993. Credit losses increased in 1994 mainly due to continued sluggishness in the California economy and a continued weak California real estate market. Any change in the trend of credit losses is somewhat dependent upon overall changes in economic conditions and the California real estate market. Although recent trends in the economy are encouraging, the outlook for the California real estate market remains uncertain, particularly in Southern California.

Consumer lending income from operations in 1993 decreased $8.1 million (8%) from 1992. The decrease was principally due to increased operating expenses, an increased provision for losses on receivables and lower revenues that more than offset lower interest expense and the $5.3 million benefit ($3.1 million after tax) included in operating expenses from the reversal of reserves related to the 1990 securitization and sale of receivables. Revenues in 1993 decreased $5.8 million (1%) from 1992 principally because of lower servicing and other fees on securitized receivables as a result of the runoff, which was completed in 1994, of the securitized receivables and lower fees due to reduced volume of real estate secured loans. Interest expense declined $24.4 million (9%) in 1993 from 1992 due to a lower average interest rate which more than offset the effect of higher borrowings due to increased average receivables outstanding. Operating expenses increased in 1993 mainly due to investments in new branches and losses on the disposal of repossessed assets.

The provision for losses on receivables increased $15 million (31%) in 1993 over 1992 due to increased credit losses. Credit losses, net of recoveries, as a percentage of average consumer finance receivables outstanding, net of unearned finance charges and insurance premiums, were 1.68% in 1993 compared to 1.21% in 1992. Credit losses increased mainly due to continued sluggishness in the domestic economy and a weak California real estate market.

Net consumer finance receivables outstanding increased $414.2 million (11%) in 1994 and $66.2 million (2%) in 1993.

Net consumer finance receivables at December 31, 1994 included $3.3 billion of real estate

48 Transamerica Corporation and Subsidiaries secured loans, principally first and second mortgages secured by residential properties, of which 45% are located in California. Company policy generally limits the amount of cash advanced on any one loan, plus any existing mortgage, to between 70% and 80% (depending on location) of the appraised value of the mortgaged property, as determined by qualified independent appraisers at the time of loan origination.

Delinquent finance receivables, which are defined as receivables contractually past due 60 days or more, were $90.2 million (2.08% of finance receivables outstanding) at December 31, 1994 compared to $78.8 million (2.01% of finance receivables outstanding) at December 31, 1993. The increase in the percentage reflects higher delinquent non-real estate secured receivables offset in part by a decline in the percentage of delinquent real estate secured receivables. The increase in delinquent non-real estate secured receivables reflects the changing mix of products offered and the introduction of new products with higher delinquency experience. Management has established an allowance for losses equal to 2.83% of net consumer finance receivables outstanding at December 31, 1994 and 1993.

Generally, by the time an account secured by residential real estate becomes past due 90 days, foreclosure proceedings have begun, at which time the account is moved from finance receivables to other assets and is written down to the estimated realizable value of the collateral if less than the account balance. After foreclosure, repossessed assets are carried at the lower of cost or fair value less estimated selling costs. Accounts in foreclosure and repossessed assets held for sale totaled $226.1 million at December 31, 1994 compared to $214.7 million at December 31, 1993. The increase primarily reflects higher inventory in California due to California's continuing weak real estate market and resultant longer disposal times. Since future improvement may be impacted by factors such as economic conditions and the state of the real estate market, the extent and timing of any change in the trend of foreclosures and repossessed assets remains uncertain.


                               Transamerica Corporation and Subsidiaries  49

COMMERCIAL LENDING

Commercial lending net income for 1994 was $42.8 million compared to a net loss of $38 million for 1993. Commercial lending results, before the amortization of goodwill and a $23.1 million after tax extraordinary loss on early extinguishment of debt in 1993, increased $57.7 million over 1993. Results for 1993 included: (i) a $50 million ($36 million after tax) provision to reduce the net carrying value of repossessed rent-to-own stores to their estimated realizable value; (ii) an $8.8 million after tax charge for the restructuring of the commercial lending unit's infrastructure; (iii) a $4.2 million after tax provision for anticipated legal and other costs associated with the runoff of the liquidating portfolios; (iv) a $4.2 million tax benefit from the resolution of prior years' tax matters; and (v) a tax benefit of $1.4 million due to the one percent federal tax increase applied to deferred taxes. Excluding these items and the 1993 extraordinary loss on early extinguishment of debt, commercial lending income increased $14.3 million (36%) over 1993. This improvement was primarily due to a lower provision for losses on receivables and stronger margins during 1994. Stronger margins were a result of the higher spread between the indices at which the commercial lending operation lent to customers and the indices at which funds were borrowed.

Commercial lending results, before the extraordinary item and the amortization of goodwill, were a loss of $4 million for 1993 compared to income of $22.2 million in 1992. Excluding the 1993 items discussed above, commercial lending income, before the amortization of goodwill and extraordinary item, increased $17.2 million (77%) in 1993 over 1992. This improvement was primarily due to lower operating expenses, a lower provision for losses on receivables and stronger margins. During 1993, the interest rates at which commercial lending borrowed funds for its business had declined more quickly than the rates at which it lent to its customers. As a result, margins were enhanced during the declining rate environment in 1993.

Revenues in 1994 increased $13.6 million (4%) over 1993 as a result of increased average net receivables in the core businesses and a higher average portfolio yield attributable to rising interest rates. Revenues decreased $22.1 million (6%) in 1993 from 1992 principally due to reduced yields attributable to the low interest rate environment in 1993.

Interest expense increased $9.6 million (9%) in 1994 over 1993 due to a higher average interest rate on borrowings. Interest expense in 1993 decreased $25.5 million (19%) compared to 1992 due to lower average interest rates.

Operating expenses in 1994 were $21.3 million (11%) lower than 1993 due to the previously described 1993 restructuring charge and provision for anticipated legal and other costs associated with the runoff of the liquidating portfolios, aggregating $21.5 million ($13 million after tax). Expenses in 1994 included a $9 million ($5.5 million after tax) charge for the relocation of the commercial lending home office, partially offset by the gain described below on the sale of the repossessed rent-to-own stores. In 1994, the commercial lending operation sold its U.S. and Canadian repossessed rent-to-own stores with a net carrying value of $17.7 million for $23 million. The transaction resulted in a $5.3 million ($4 million after tax) gain. Excluding the items discussed above, operating expenses decreased $3.5 million (2%) in 1994 from 1993, primarily due to reduced expenses related to the management of the liquidating portfolios.

Operating expenses in 1993 increased $11.2 million (6%) over 1992 due to the $21.5 million of costs described above, partially offset by cost reduction efforts in the core businesses. Excluding the $21.5 million, 1993 operating expenses decreased $10.3 million (6%) compared to 1992. The provision for losses on receivables in 1994 was $14.8 million (45%) less than in 1993 due to lower credit losses and lower delinquent and nonearning receivables. The provision for losses on receivables in 1993 was $8.7 million (21%) less than in 1992 primarily due to lower credit losses in the liquidating portfolios. Credit losses, net of recoveries, as a percentage of average commercial finance receivables outstanding, net of unearned finance charges, were 0.29% in 1994, 1.49% in 1993 and 4.18% in 1992.

50  Transamerica Corporation and Subsidiaries

Net commercial finance receivables outstanding increased $95.9 million (3%) in 1994 and $64.9 million (2%) in 1993. In the core businesses of inventory finance, business credit and insurance premium finance, receivables increased $139.4 million (5%) in 1994 and $136.1 million (5%) in 1993, which more than offset the decline in the liquidating portfolios in both years. Management has established an allowance for losses equal to 2.96% of net commercial finance receivables outstanding at December 31, 1994 compared to 2.71% at December 31, 1993.

Delinquent receivables, which are defined as the instalment balance for inventory finance and business credit receivables and the receivable balance for all other receivables over 60 days past due, were $19.1 million (0.62% of receivables outstanding) at December 31, 1994 compared to $28.9 million (0.96% of receivables outstanding) at December 31, 1993.

Nonearning receivables, which are defined as balances from borrowers that are over 90 days delinquent or at such earlier time as full collectibility becomes doubtful, were $23.3 million (0.75% of receivables outstanding) at December 31, 1994 compared to $33.6 million (1.12% of receivables outstanding) at December 31, 1993.

Assets held for sale at December 31, 1994 totaled $10.9 million, net of a $65.1 million valuation allowance, and consisted of rent-to-own finance receivables of $72.4 million and repossessed assets of $3.6 million. Assets held for sale at December 31, 1993 totaled $90.1 million, net of a $157 million valuation allowance, and comprised rent-to-own finance receivables of $120.5 million, repossessed rent-to-own stores of $107.2 million and other repossessed assets of $19.4 million. At December 31, 1994, $24.5 million of the rent-to-own finance receivables were classified as both delinquent and nonearning compared to $27.5 million at December 31, 1993.


                               Transamerica Corporation and Subsidiaries  51

LEASING

In March 1994, the leasing operation acquired substantially all the operating assets of the Container Operations of Tiphook plc ("Tiphook"), a London-based transportation equipment rental company, including certain dry cargo containers, tank containers, tank chassis, operating leases and other assets (collectively the "Container Operations") for $1,061.4 million in cash. The leasing operation assumed certain specified liabilities of the Container Operations including trade accounts payable. The leasing operation did not assume any borrowings, tax liabilities or contingent liabilities of Tiphook. The acquired fleet of standard containers and tank containers totaled 363,000 units which have been integrated into the leasing operation. The transaction has been accounted for as a purchase and the revenues and expenses associated with operating the assets acquired have been included in the results of the leasing operation from the date of acquisition. This acquisition is the primary reason revenues and expenses increased by more than 50% in 1994.

Leasing net income for 1994 was $61.6 million compared to $51.6 million for 1993. Leasing income, before the amortization of goodwill, for 1994 increased $10 million (18%) and decreased $4.5 million (8%) in 1993. Included in the 1993 results was a $4.3 million tax provision for the revaluation of the deferred tax liability. Excluding the effect of this adjustment, leasing income increased $5.7 million (10%) in 1994 compared to 1993. The increase was primarily due to a larger fleet size, more on-hire rail trailer and chassis units and an increased finance lease portfolio, partially offset by lower utilization and rates in the standard container line. Excluding the additional tax provision, results for 1993 were comparable to 1992 as higher fleet utilization and per diem rates in the rail trailer


52 Transamerica Corporation and Subsidiaries business, a larger finance lease portfolio and a larger fleet of refrigerated containers were offset by a decline in standard container utilization.

In 1994 and 1993, the leasing operation experienced higher utilization rates for rail trailer and chassis due to improved economic conditions in the U.S., however, the standard container line experienced lower utilization rates due to slow economic growth in some key European economies and Japan.

Revenues for 1994 increased $230.1 million (56%) over 1993. The increase was due primarily to the acquisition of the Container Operations. Revenue increases were also generated by a larger fleet of new standard and refrigerated containers, more on-hire rail trailer and chassis units and a larger finance lease portfolio.

Revenues for 1993 decreased $12.7 million (3%) from 1992. The decline was mainly due to the sale of the domestic over-the-road trailer business in November 1992 and a decline in standard container utilization. The decrease was partially offset by higher fleet utilization and rental rates in the rail trailer business, an increased finance lease portfolio, and a larger fleet of standard containers, refrigerated containers and European trailers.

Expenses increased $219.6 million (70%) in 1994 over 1993 mainly due to higher depreciation expense, interest expense and operating costs related to the acquisition of the Container Operations.

Expenses decreased $12.1 million (4%) in 1993 from 1992 due to the sale of the domestic over-the-road trailer business. The decrease was partially offset by higher ownership costs due to a larger fleet.

The combined utilization of standard containers, refrigerated containers, domestic containers, tank containers and chassis averaged 81% in 1994, 83% in 1993 and 85% in 1992. Rail trailer utilization was 92% in 1994, 91% in 1993 and 84% in 1992. European trailer utilization was 96% in 1994, 89% in 1993 and 84% in 1992.

The company's standard container, refrigerated container, domestic container, tank container and chassis fleet of 685,400 units increased by 369,400 units (117%) in 1994, largely due to the acquisition of the Container Operations, and 36,000 units (13%) in 1993. The rail trailer fleet of 39,300 units increased by 2,800 units (8%) in 1994 and 2,100 units (6%) in 1993. The company also operates a fleet of 5,700 over-the-road trailers in Europe.


                               Transamerica Corporation and Subsidiaries  53

LIFE INSURANCE

Transamerica's life insurance operation, principally through its subsidiaries, Transamerica Occidental Life Insurance Company, Transamerica Life Insurance and Annuity Company, First Transamerica Life Insurance Company, Transamerica Life Insurance Company of Canada and Transamerica Assurance Company, engages in the underwriting, distribution and reinsurance of investment based and traditional life insurance products.

Net income increased $19 million (8%) in 1994 and $49.1 million (25%) in 1993. Net income included net after tax gains from investment transactions totaling $13.7 million in 1994, $29.2 million in 1993 and $5.1 million in 1992. Income before investment transactions increased $34.5 million (16%) in 1994 and $24.9 million (13%) in 1993. The individual life insurance, structured settlements, living benefits, group pension, reinsurance and foreign lines all experienced increases in income in 1994, excluding net gains from investment transactions, resulting primarily from maintained interest spreads on a larger asset base, increased charges on a larger base of interest-sensitive policies and controlled operating expenses. Income before investment transactions for 1993 also included a $3.6 million charge for the effect of the one percent increase in the federal income tax rate on the deferred tax liability.

Investment transactions for 1994 included after tax gains of $27.6 million realized on the sale of investments compared to $106.1 million for 1993. As required by generally accepted accounting principles, the amortization of deferred policy acquisition costs was accelerated due to the investment gains by $4.1 million in 1994 compared to $40.8 million in 1993. The accelerated amortization of deferred policy acquisition costs has been included in investment transactions as an offset to the related gain. Investment transactions also reflected loss provisions of $9.8 million in 1994 and $36.1 million in 1993 primarily for impairment in the value of certain nonperforming fixed maturity investments.

Premiums and other income increased $239.5 million (19%) in 1994 and $73.3 million (6%) in 1993 primarily due to higher sales of annuity products, an increase in reinsurance assumed and an increase in charges on interest-sensitive policies.

In November 1994, the life insurance operation sold its interest in Osborn Laboratories, a business providing medical testing for life insurance companies, for gross proceeds of $23.3 million. The transaction resulted in an after tax gain of $8.6 million which is included in income before investment transactions. Offsetting this gain were after tax charges of $9.9 million ($15.2 million pretax) primarily attributable to anticipated guaranty fund assessments and a loss related to the 1991 sale of a business unit.

Net investment income increased $47.6 million (3%) in 1994 and $148.1 million (9%) in 1993 due primarily to increased investments. Net investment income includes $1.1 million in 1994, $55.7 million in 1993 and $9.4 million in 1992 related to the accelerated accretion of discounts on securities called or expected to be called. Investment income for 1993 also included a $4.7 million reversal of accrued investment income on defaulted securities. Partially offsetting the accelerated accretion of bond discounts were charges of $19.8 million in 1993 and $9.2 million in 1992, which are included in other expenses and are primarily attributable to a provision for the realignment and relocation of certain back office support functions, and in 1993, anticipated guaranty fund assessments and the establishment of an allowance for possible loss related to the 1991 sale of a business unit.

Life insurance benefits and expenses increased $240.7 million (9%) in 1994 and $168.5 million (7%) in 1993 principally due to increases in policy reserves and benefits paid or provided attributable to the larger base of life insurance and annuities in force, higher commission expense on increased life insurance premiums and annuity considerations, and higher amortization of deferred policy acquisition costs (exclusive of accelerated amortization related to investment gains). As previously discussed, other expenses included charges of $15.2 million in 1994, $19.8 million in 1993 and $9.2 million in 1992 related to anticipated guaranty fund assessments, additional losses on the 1991 sale of a business unit and expenses for the realignment and relocation of certain back office support functions.

Cash provided by operations for 1994 was $498 million which was $106.3 million (18%) below the 1993 amount primarily as a result of the timing in the settlement of certain receivables and payables, including reinsurance receivables and payables. The life insurance operation continues to maintain a sufficiently liquid portfolio to cover its operating requirements, with remaining funds being invested in longer term securities.

54  Transamerica Corporation and Subsidiaries

REAL ESTATE SERVICES AND ASSET MANAGEMENT

Real estate services comprise Transamerica's real estate tax, property management, and other related services.

The real estate services' operations net income for 1994 was $55.8 million compared to $84.2 million in 1993. Income before goodwill amortization decreased $28.4 million (34%) in 1994 primarily due to a significant decline in real estate tax service revenues caused by lower mortgage refinancings resulting from higher interest rates. Income from the real estate services' operations increased $11.1 million (15%) in 1993, due principally to increased real estate tax service revenues from continued high levels of mortgage refinancings resulting from lower interest rates. The 1993 increase was offset in part by a $3.7 million after tax provision for restructuring of certain functions.

Funds required for capital expenditures and working capital are generated by operations. Cash, cash equivalents and accounts receivable, which totaled $74.1 million at December 31, 1994 and $115.6 million at December 31, 1993, are the real estate services' operations principal sources of liquidity.

Asset management in 1994 consisted of Criterion Investment Management Company (Criterion) and, through the date of its sale, Transamerica Fund Management Company. On December 21, 1994, Transamerica Fund Management Company was sold for $100 million resulting in a $4.9 million after tax gain. Asset management's net income for 1994 was $6.6 million compared to net losses of $1.3 million for 1993 and $1.6 million for 1992. Operating results, before goodwill amortization, for 1994, 1993 and 1992 were income of $8.3 million, $300,000 and $100,000. The 1994 improvement was due primarily to the $4.9 million gain on sale of Transamerica Fund Management Company and lower operating expenses within the mutual fund business. The 1993 improvement was primarily due to higher revenues from increased assets under management. The principal business of Criterion is serving as investment advisor to public and private retirement funds. At December 31, 1994 Criterion had $10 billion under management.


56  Transamerica Corporation and Subsidiaries

UNALLOCATED INTEREST AND OTHER EXPENSES

Unallocated costs, after related income taxes, are summarized as follows:
____________________________________________________________________________
(Amounts in millions)                                 1994     1993     1992

Interest expense                                    $ 50.2   $ 54.1   $ 61.5
Other expenses (income)                               44.2    (48.0)    40.5
                                                    ______   ______   ______
                                                    $ 94.4   $  6.1   $102.0
                                                    ======   ======   ======

Interest expense, after related income taxes, decreased $3.9 million (7%) in 1994 and $7.4 million (12%) in 1993 due to a lower level of borrowings and lower average interest rates. The lower borrowing level in 1994 was primarily due to the repayment of debt with proceeds from the 1993 sale of the discontinued property and casualty insurance operation and the sale of Transamerica's investment in Sedgwick Group plc in April 1994.

Other expenses, after related income taxes, in 1993 included a tax benefit of $90 million for the reversal of certain tax reserves, offset in part by a $4 million after tax provision for restructuring corporate-wide administrative functions, a $3 million additional after tax provision to increase the supplemental (nonqualified) pension liability and a $3.8 million revaluation of the deferred tax liability. Excluding these items, other expenses increased $13 million (41%) in 1994 and decreased $9.3 million (23%) in 1993. The 1994 increase was primarily due to higher costs, principally salary and benefits, as a result of centralizing certain administrative functions. The 1993 decrease was primarily due to lower salary and benefits expense.

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

The Corporation also borrows funds to finance acquisitions or to lend to certain of its subsidiaries to finance their working capital needs. Subsidiaries are required to maintain prudent financial ratios consistent with other companies in their respective industries and retain the capacity through committed credit lines to repay working capital loans from the Corporation. At December 31, 1994, Transamerica and its subsidiaries had short-term borrowings, principally commercial paper, totaling $4.5 billion, supported by credit agreements with 61 banks. It is the policy of the Corporation to maintain credit line coverage at least equal to 100%


58 Transamerica Corporation and Subsidiaries of short-term borrowings. Availability under such lines at December 31, 1994, amounted to $4.7 billion or 104% of these borrowings; credit support equal to 67% of the borrowings was with banks rated AAA/AA or the equivalent by one or more of the major credit rating agencies.

The Corporation has established a program to offer publicly, from time to time, $200 million of its Medium-Term Notes, Series B, pursuant to a shelf registration filed with the Securities and Exchange Commission that enables the Corporation to offer publicly up to $500 million of debt securities with varying terms. None of these debt securities has been issued. The securities may be senior or subordinated and, if subordinated, may be convertible into common stock. The proceeds from the sale of the debt securities, including the notes, may be used for general corporate purposes.

As previously discussed, in March 1994, Transamerica acquired substantially all the operating assets of the Container Operations of Tiphook plc, a London-based transportation equipment rental company, for $1,061.4 million in cash. The initial financing of the acquisition was provided through short-term bank loans which have been repaid and refinanced with long-term debt.

In April 1994, Transamerica sold its remaining 21% ownership interest in Sedgwick Group plc. Proceeds from the sale were $326.4 million which were used by Transamerica to purchase 4.5 million shares of its common stock (see following section) and reduce debt.

In December 1994, Transamerica sold its former mutual fund subsidiary, Transamerica Fund Management Company. Proceeds from the sale were $100 million and were used by Transamerica to reduce debt.

In 1993, the Corporation sold its former property and casualty insurance subsidiary, Transamerica Insurance Group, through an initial public offering in April 1993 and a secondary offering in December 1993. Proceeds from the sales of stock, after underwriting discounts and issuance costs, totaled $1 billion. The proceeds were used to reduce indebtedness, including $409.3 million incurred to fund cash transactions with the property and casualty insurance operation in connection with the initial public offering, and to commence a common stock purchase program.

In December 1993 the commercial lending operation redeemed $125 million of deep discount, long-term debt with a book value of $90.7 million, which resulted in a $23.1 million after tax extraordinary loss.


                               Transamerica Corporation and Subsidiaries  59

SHAREHOLDERS' EQUITY

In June 1994, Transamerica completed a "Dutch Auction" tender offer to purchase 4.5 million shares of its common stock, at a price of $54.75 per share. Transamerica used a portion of the net proceeds from the sale of its remaining 21% ownership interest in Sedgwick Group plc to purchase these shares.

In September 1994, Transamerica announced a program to purchase up to an additional 2 million shares of the Corporation's common stock of which
1.1 million shares were acquired by December 31, 1994. As a result of this program, the Dutch Auction tender and the purchase of 5.1 million shares beginning in 1993 under two previously announced share purchase programs, the number of common shares outstanding at December 31, 1994 was 69.4 million compared to 76.4 million at December 31, 1993 and 79.2 million at December 31, 1992.

In October 1994, Transamerica Delaware, LP, an affiliate of Transamerica, issued $200 million of 9.125% cumulative Monthly Income Preferred Securities
(MIPS). Proceeds from the issuance were invested by the affiliate in Series A Subordinated Debentures issued by Transamerica, bearing interest at 9.125% and maturing October 25, 2024. Proceeds to Transamerica were used for general corporate purposes, including the repayment or redemption of other of its securities. The MIPS obligation outstanding is shown as minority interest in the consolidated balance sheet of Transamerica and its subsidiaries.

In November 1994, Transamerica completed a tender offer to redeem for cash 4.4 million depositary shares of its 8.5% Series D Preferred Stock at a price of $26 per depositary share. As a result of the tender offer, $6.7 million of premium and expenses related to the transaction was charged directly to shareholders' equity and resulted in a 9 cent reduction in 1994 earnings per share.

INVESTMENT PORTFOLIO

Transamerica, principally through its life insurance subsidiaries, maintains an investment portfolio aggregating $22.5 billion at December 31, 1994, of which $21 billion was invested in fixed maturities. At December 31, 1994, 96% of the fixed maturities was rated as "investment grade," with an additional 2.9% in the BB category or its equivalent. "Investment grade" is generally defined as any issue rated above the Ba category by Moody's Investors Service or above the BB category by Standard & Poor's Corporation. The amortized cost of fixed maturities was $21.9 billion resulting in a net unrealized loss position, before the effects of income taxes, of $911 million at December 31, 1994. Fixed maturity investments are generally held for long-term investment and used primarily to support insurance reserves. The amortized cost of delinquent below investment grade securities before provision for impairment in value was $12.4 million at December 31, 1994


60 Transamerica Corporation and Subsidiaries compared to $31.1 million at December 31, 1993. Provision for impairment in value has been made to reduce certain fixed maturity investments by $92.1 million at December 31, 1994 and $104 million at December 31, 1993.

In 1994, Transamerica adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. Beginning in 1994 with the adoption of this standard, all of Transamerica's investments in debt securities and equity securities have been classified as available for sale and reported at fair value. To the extent the securities marked to fair value relate to interest-sensitive insurance products an adjustment to deferred policy acquisition costs is also made. The effect of these adjustments, net of federal income taxes, is recorded in a separate component of shareholders' equity. There is no effect on the income statement. Prior to 1994 only those fixed maturity investments which were expected to be called by the issuer or sold in connection with Transamerica's portfolio management strategies in the next three months were classified as investments available for sale and carried at the lower of amortized cost or fair value. At December 31, 1993, $872.4 million of fixed maturities were classified as investments available for sale and were carried at amortized cost which was less than fair value.

The net unrealized gain/loss from investments marked to fair value, after related taxes and deferred policy acquisition cost adjustments, which is included in shareholders' equity was a loss of $265.1 million at December 31, 1994. As discussed in the preceding paragraph, Transamerica in 1994 adopted Statement of Financial Accounting Standards No. 115. Accordingly, changes in shareholders' equity caused by changes in the fair value of the investment portfolio in 1994 and 1993 are not comparable because in 1993 investments in fixed maturities were carried at amortized cost.

In addition to the investments in fixed maturities, $455.5 million (2% of the investment portfolio) was invested in mortgage loans and real estate including $369.6 million in commercial mortgage loans, $105.3 million in real estate investments, $22.3 million in foreclosed real estate and $8 million in residential mortgage loans. Problem loans, defined as restructured loans yielding less than 8% and delinquent loans, totaled $7.7 million at December 31, 1994 and $18.5 million at December 31, 1993. Allowances for possible losses of $49.7 million at December 31, 1994 and $70.7 million at December 31, 1993 have been established to cover the possible losses from mortgage loans and real estate investments.


                               Transamerica Corporation and Subsidiaries  61

CONSOLIDATED BALANCE SHEET
_____________________________________________________________________________
December 31                                                  1994        1993

ASSETS
Investments, principally of life insurance
  subsidiaries:
    Fixed maturities                                    $21,037.0   $19,425.4
    Mortgage loans and real estate                          455.5       493.0
    Equity securities                                       427.2       466.1
    Loans to life insurance policyholders                   412.9       396.5
    Short-term investments                                  163.7       190.8
                                                        _________   _________
                                                         22,496.3    20,971.8


Finance receivables, of which $3,460.1 in 1994
  and $3,023.9 in 1993 matures within one year            7,426.1     6,908.5
Less unearned fees ($248.2 in 1994 and $240.8 in
  1993) and allowance for losses                            455.2       426.0
                                                        _________   _________
                                                          6,970.9     6,482.5





Cash and cash equivalents                                    64.3        92.7
Trade and other accounts receivable                       2,610.3     2,015.4
Property and equipment, less accumulated
  depreciation of $974.9 in 1994 and $831.6 in
  1993:
    Land, buildings and equipment                           360.7       345.7
    Equipment held for lease                              2,606.6     1,306.5
Deferred policy acquisition costs                         2,480.5     1,929.3
Separate accounts administered by life
  insurance subsidiaries                                  1,666.5     1,366.5
Net assets of discontinued operations                                   310.2
Goodwill, less accumulated amortization of
  $123.2 in 1994 and $113.4 in 1993                         443.7       495.4
Other assets                                                694.0       734.5
                                                        _________   _________
                                                        $40,393.8   $36,050.5
                                                        =========   =========
(Amounts in millions except for share data)
See notes to financial statements


62  Transamerica Corporation and Subsidiaries

_____________________________________________________________________________
December 31                                                  1994        1993
LIABILITIES AND SHAREHOLDERS' EQUITY

Life insurance policy liabilities                       $24,731.7   $21,951.8

Notes and loans payable, principally of
  finance subsidiaries, of which $1,684 in 1994 and
  $2,023 in 1993 matures within one year                  9,173.1     7,704.0

Accounts payable and other liabilities                    1,627.5     1,352.4
Income taxes, of which $6.6 in 1994 and $301.4 in
  1993 is deferred                                          259.2       312.3
Separate account liabilities                              1,666.5     1,366.5

Minority interest in preferred securities
  of affiliate                                              200.0

Shareholders' equity:
  Preferred stock ($100 par value):
    Authorized-1,200,000 shares; issuable in series
    Outstanding-Dutch Auction Rate Transferable
      Securities, 2,250 shares, at liquidation
      preference of $100,000 per share                      225.0       225.0
    Outstanding-Series D, 181,642 shares in 1994
      and 400,000 shares in 1993 at liquidation
      preference of $500 per share                           90.8       200.0
  Common stock ($1 par value):
    Authorized-150,000,000 shares
    Outstanding-69,395,099 shares in 1994 and
      76,398,888 shares in 1993, after deducting
      10,343,363 and 3,339,574 shares in treasury
      in 1994 and 1993                                       69.4        76.4
  Additional paid-in capital                                 96.5       475.2
  Retained earnings                                       2,557.4     2,297.9
  Net unrealized gain (loss) from investments
    marked to fair value                                   (265.1)      124.1
  Foreign currency translation adjustments                  (38.2)      (35.1)
                                                        _________   _________
                                                          2,735.8     3,363.5
                                                        _________   _________
                                                        $40,393.8   $36,050.5
                                                        =========   =========


                               Transamerica Corporation and Subsidiaries  63

CONSOLIDATED STATEMENT OF INCOME
____________________________________________________________________________
Year ended December 31                            1994       1993       1992

REVENUES
Life insurance premiums and related income    $1,495.2   $1,255.7   $1,182.3
Investment income                              1,782.6    1,749.9    1,600.0
Finance charges and other fees                 1,041.6      990.1    1,013.9
Leasing revenues                                 620.7      388.3      402.2
Real estate and tax service revenues             256.0      293.3      249.6
Gain on investment transactions                   23.1       39.0        7.7
Other                                            135.3       97.0       95.2
                                              ________   ________   ________
                                               5,354.5    4,813.3    4,550.9
EXPENSES
Life insurance benefits                        2,356.4    2,145.9    2,059.2
Life insurance underwriting, acquisition
  and other expenses                             530.0      499.8      418.0
Leasing operating and maintenance costs          323.6      184.4      198.0
Interest and debt expense                        573.7      511.6      568.9
Provision for losses on receivables and
  assets held for sale                           100.6      147.0       90.7
Other, including administrative and
  general expenses                               779.9      736.5      677.7
                                              ________   ________   ________
                                               4,664.2    4,225.2    4,012.5
                                              ________   ________   ________
                                                 690.3      588.1      538.4
Income taxes                                     262.4      140.6      204.4
                                              ________   ________   ________
Income from continuing operations                427.9      447.5      334.0
Loss from discontinued operations                 (0.7)     (47.0)     (90.8)
Extraordinary loss on early
  extinguishment of debt                                    (23.1)
                                              ________   ________   ________
Net income                                    $  427.2   $  377.4   $  243.2
                                              ========   ========   ========
EARNINGS PER SHARE OF COMMON STOCK
Income from continuing operations             $   5.46   $   5.40   $   4.00
Loss from discontinued operations                (0.01)     (0.60)     (1.17)
Extraordinary loss on early
  extinguishment of debt                                    (0.29)
                                              ________   ________   ________
Net income                                    $   5.45   $   4.51   $   2.83
                                              ========   ========   ========

(Amounts in millions except for share data)
See notes to financial statements

64  Transamerica Corporation and Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS
____________________________________________________________________________
Year ended December 31                          1994        1993        1992
OPERATING ACTIVITIES
Income from continuing operations          $   427.9   $   447.5   $   334.0
Adjustments to reconcile income from
  continuing operations to net cash
  provided by operating activities:
    Increase in life insurance policy
      liabilities, excluding policyholder
      balances on interest-sensitive
      policies                                 813.8       927.3       912.5
    Amortization of policy acquisition
      costs                                    182.3       232.7       135.3
    Policy acquisition costs deferred         (394.9)     (350.0)     (256.3)
    Depreciation and amortization              263.2       159.8       150.7
    Other                                       81.6      (327.8)     (277.4)
                                           _________   _________   _________
  Net cash provided by continuing
    operations                               1,373.9     1,089.5       998.8

INVESTING ACTIVITIES
Finance receivables originated             (17,277.1)  (13,664.0)  (11,388.0)
Finance receivables collected               16,639.5    13,375.2    11,121.9
Purchase of investments                     (9,656.4)  (12,102.5)   (6,527.2)
Sales and maturities of investments          7,151.4     9,647.5     5,090.7
Purchase of the container division
  assets of Tiphook plc                     (1,061.4)
Proceeds from sale of discontinued
  operations                                   326.4     1,031.8
Cash transactions with discontinued
  operations                                     5.4      (399.3)       47.4
Other                                         (506.3)     (475.5)     (157.0)
                                           _________   _________   _________
  Net cash used by investing activities     (4,378.5)   (2,586.8)   (1,812.2)

FINANCING ACTIVITIES
Proceeds from debt financing                 7,197.6     5,308.2     4,100.9
Payments of notes and loans                 (5,766.2)   (5,239.5)   (4,276.4)
Receipts from interest-sensitive
  policies credited to policyholder
  account balances                           4,434.7     4,166.3     2,572.0
Return of policyholder balances on
  interest-sensitive policies               (2,419.9)   (2,313.2)   (1,688.5)
Proceeds from sale of preferred stock                                  193.2
Proceeds from sale of preferred
  securities of affiliate                      192.6
Redemption of preferred stock                 (115.9)
Treasury stock purchases                      (387.0)     (207.6)
Other common stock transactions                  8.0        33.5        70.3
Dividends                                     (167.7)     (179.7)     (178.6)
                                           _________   _________   _________
  Net cash provided by financing
    activities                               2,976.2     1,568.0       792.9
                                           _________   _________   _________
  Increase (decrease) in cash and
    cash equivalents                           (28.4)       70.7       (20.5)
Cash and cash equivalents at beginning
  of year                                       92.7        22.0        42.5
                                           _________   _________   _________
Cash and cash equivalents at end of year   $    64.3   $    92.7   $    22.0
                                           =========   =========   =========
(Amounts in millions)
See notes to financial statements

                               Transamerica Corporation and Subsidiaries  65

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
___________________________________________________________________________________________________________
                                                                               Net Unrealized
                                                                             Gain (Loss) from       Foreign
                                                     Additional                   Investments      Currency
                                Preferred   Common      Paid-in    Retained            Marked   Translation
                                    Stock    Stock      Capital    Earnings     to Fair Value   Adjustments

BALANCE AT JANUARY 1, 1992         $225.0    $77.2       $585.0    $2,035.6          $  100.8        $  2.2

Net income                                                            243.2
Dividends declared:
  On common stock                                                    (156.7)
  On preferred stock                                                  (21.9)
Common stock issued                            2.0         68.3
Preferred stock issued              200.0                  (6.8)
Other changes                                                                           (17.3)        (36.5)
                                   ______    _____       ______    ________          ________        ______
BALANCE AT DECEMBER 31, 1992        425.0     79.2        646.5     2,100.2              83.5         (34.3)

Net income                                                            377.4
Dividends declared:
  On common stock                                                    (156.1)
  On preferred stock                                                  (23.6)
Common stock issued                            0.9         32.6
Treasury stock purchased                      (3.7)      (203.9)
Other changes                                                                            40.6          (0.8)
                                   ______    _____       ______    ________          ________        ______
BALANCE AT DECEMBER 31, 1993        425.0     76.4        475.2     2,297.9             124.1         (35.1)

Effect of adopting Statement
  of Financial Accounting
  Standards No. 115                                                                     804.5
Net income                                                            427.2
Dividends declared:
  On common stock                                                    (142.8)
  On preferred stock                                                  (24.9)
Common stock issued                            0.2          7.8
Treasury stock purchased                      (7.2)      (379.8)
Redemption of preferred stock      (109.2)                 (6.7)
Other changes                                                                        (1,193.7)         (3.1)
                                   ______    _____       ______    ________          ________        ______
BALANCE AT DECEMBER 31, 1994       $315.8    $69.4       $ 96.5    $2,557.4          $ (265.1)       $(38.2)
                                   ======    =====       ======    ========          ========        ======

(Amounts in millions)
See notes to financial statements

66  Transamerica Corporation and Subsidiaries

NOTES TO FINANCIAL STATEMENTS                               December 31, 1994
_____________________________________________________________________________
[A] SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include the accounts of Transamerica Corporation and its subsidiaries.

INVESTMENTS

As discussed further under New Accounting Standards, investments in fixed maturities, comprising bonds, notes and redeemable preferred stocks, are carried at fair value in 1994 and amortized cost in 1993. Prior to 1994 those fixed maturity investments which were expected to be called by the issuer or sold in connection with Transamerica's portfolio management strategies in the next three months were classified as investments available for sale and carried at the lower of amortized cost or fair value. At December 31, 1993, $872.4 million of fixed maturities were classified as investments available for sale and were carried at amortized cost which was less than fair value. Fair value for actively traded securities is based on quoted market prices. For fixed maturity securities not actively traded, including private placements, fair value is estimated using values obtained from independent pricing services. Changes to the carrying amount of securities available for sale are included in shareholders' equity. Investments in equity securities, comprising corporate common and nonredeemable preferred stocks, are carried at fair value based on quoted market prices. Realized gains and losses on investment transactions are determined generally on a specific identification basis and included in income on the trade date.

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

Leasing revenues are recognized as rentals become due.

REAL ESTATE

Tax service revenues are recognized as income generally when contracts are executed with a portion of the revenues amortized over the estimated lives of the contracts.

Asset management and advisory fees are recorded in revenue during the period such services are performed.

LIFE INSURANCE

The accounts of the life insurance operation have been included in the consolidated financial statements on the basis of generally accepted accounting principles which differ in some respects from those followed in reports to regulatory authorities.

                               Transamerica Corporation and Subsidiaries  67

Life insurance premiums are generally recognized as earned over the premium paying periods, with reserves for future benefits established from such premiums on a net-level premium method based upon estimated investment yields, withdrawals, mortality and other assumptions which were appropriate at the time the policies were issued. Premiums and deposits for universal life and other interest-sensitive life insurance products that do not involve significant mortality or morbidity risk are recorded as liabilities. Costs of acquiring new life insurance business, principally commissions and certain variable underwriting and field office expenses, all of which vary with and are primarily related to the production of new business, are deferred. Deferred policy acquisition costs for universal life and other interest-sensitive life insurance products are amortized in proportion to the present value of gross profit. Deferred policy acquisition costs for traditional life insurance products are amortized over the premium-paying period of the related policies in proportion to premium revenue recognized. Adequate provision is made for reported and unreported claims and related expenses.

NEW ACCOUNTING STANDARDS

In 1994, Transamerica adopted the Financial Accounting Standards Board's new standard on accounting for certain investments in debt and equity securities. Beginning in 1994 with the adoption of this standard, all of Transamerica's investments in debt securities have been classified as available for sale and reported at fair value. To the extent the securities marked to fair value relate to interest-sensitive products, an adjustment to deferred policy acquisition costs is also made. The effect of these adjustments, net of federal income taxes, is recorded in a separate component of shareholders' equity. There is no effect on the income statement.

In May 1993, the Financial Accounting Standards Board issued a new standard on accounting for impairment of loans which Transamerica will adopt in the first quarter of 1995. The new standard, which was amended in October 1994, requires that impaired loans be measured based on either the fair value of the loan, if discernible, the present value of expected cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. At adoption, the new standard will not have a material effect on the consolidated financial statements of Transamerica.

EARNINGS PER SHARE OF COMMON STOCK

Earnings per share of common stock are based on the weighted average number of shares outstanding (72,592,000 in 1994, 78,495,000 in 1993 and 78,050,000 in
1992) after deduction of preferred dividends and, in 1994, premium and expenses of $6.7 million on the redemption of the Series D preferred stock.

68  Transamerica Corporation and Subsidiaries

[B] MINORITY INTEREST

In October 1994, Transamerica Delaware, LP, an affiliate of Transamerica, issued $200 million of 9.125% cumulative Monthly Income Preferred Securities
(MIPS) payable October 25, 2024. This obligation represents a minority interest in Transamerica. The affiliate may redeem the outstanding MIPS, in whole or in part, on or after October 25, 1999. Interest on the outstanding MIPS is cumulative and payable monthly in arrears.

[C] STOCK OPTION PLANS

At December 31, 1994, under Transamerica's stock option plans, 11,457,178 shares of common stock (11,660,839 shares at December 31, 1993) were reserved principally for sale to key employees of the Corporation and subsidiaries at market value on the date options are granted. During 1994, options for 1,549,850 shares were granted, and options for 233,600 shares were cancelled due to forfeiture. Options were exercised for 194,823 shares in 1994, 1,019,081 shares in 1993 and 1,567,553 shares in 1992, at aggregate option prices of $7 million, $36 million and $52.1 million. Of the options for 6,678,524 shares outstanding at December 31, 1994 (5,557,097 shares at December 31, 1993) at an aggregate option price of $286.8 million, options for 3,311,226 shares were exercisable. In February 1995, options for 1,215,300 shares were granted at an option price equal to market value on the date granted.

Additionally, the Board of Directors on January 26, 1995 unanimously approved, subject to stockholder approval, the 1995 Performance Stock Option Plan, and, under the terms of the Plan made three separate, one-time grants of nonqualified stock options totaling 5,000,000 shares. Options for 1,025,000 shares were granted at an exercise price of $60 per share, which vest ratably on the third, fourth and fifth anniversaries of the date of grant. Options for 1,325,000 shares were granted with an exercise price of $82 per share, all of which will be forfeited if the Corporation's common stock does not reach $82 within five years from the date of grant. Options for 2,650,000 shares were granted with an exercise price of $100, all of which will be forfeited if the Corporation's common stock does not reach $100 within seven years from the date of grant.

[D] CAPITAL STOCK

Transamerica has outstanding 2,250 shares of Dutch Auction Rate Transferable Securities Preferred Stock (DARTS) ($100 par value, $100,000 liquidation value) in Series A-1, B-1 and C-1 of 750 shares each. Dividends, which are cumulative and are based on par value, are normally determined every 49 days through auction procedures. The dividend rates for Series A-1, B-1 and C-1 shares were 5.00%, 4.69% and 4.59% at December 31, 1994 and 3.15%, 2.90% and
3.09% at December 31, 1993.

Transamerica also has outstanding 3,632,827 Depositary shares at December 31, 1994 and 8,000,000 Depositary shares at December 31, 1993 each representing a 1/20 interest in a share of its Series D Preferred Stock ($100 par value, $500 liquidation preference). Dividends, which are cumulative, are at the rate of 8.5% of the liquidation preference per annum.

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

At December 31, 1994, 5,000,000 shares of preference stock (without par value) were authorized but unissued.

                               Transamerica Corporation and Subsidiaries  69

[E] FINANCIAL INSTRUMENTS

INVESTMENTS

In 1994 investments in fixed maturities are carried at fair value, while in 1993 these investments were carried at amortized cost. The cost and fair value of fixed maturities and equity securities at December 31, 1994 and 1993 are as follows:

___________________________________________________________________________________________________________

(Amounts in millions)                                                   Gross          Gross
                                                                   Unrealized     Unrealized
                                                           Cost         Gains         Losses     Fair Value
DECEMBER 31, 1994
U.S. Treasury securities and obligations of
  U.S. government authorities and agencies            $   224.1      $    0.7       $   20.2      $   204.6
Obligations of states and political subdivisions          341.9           3.6           10.0          335.5
Foreign governments                                       211.4           1.6            6.4          206.6
Corporate securities                                    9,384.4         134.1          398.9        9,119.6
Mortgage-backed securities                              7,792.5         105.2          530.3        7,367.4
Public utilities                                        3,990.1          48.6          238.5        3,800.2
Redeemable preferred stock                                  3.6                          0.5            3.1
                                                      _________      ________       ________      _________
Total fixed maturities                                $21,948.0      $  293.8       $1,204.8      $21,037.0
                                                      =========      ========       ========      =========
Equity securities                                     $   275.4      $  167.2       $   15.4      $   427.2
                                                      =========      ========       ========      =========
DECEMBER 31, 1993
U.S. Treasury securities and obligations of
  U.S. government authorities and agencies            $   205.3       $  15.3        $   0.8       $  219.8
Obligations of states and political subdivisions          181.9          19.6            0.2          201.3
Foreign governments                                       148.5          12.6                         161.1
Corporate securities                                    6,846.9         751.3           18.6        7,579.6
Mortgage-backed securities                              8,571.2         571.2           24.4        9,118.0
Public utilities                                        3,467.8         287.4            8.4        3,746.8
Redeemable preferred stock                                  3.8                          0.2            3.6
                                                      _________      ________       ________      _________
Total fixed maturities                                $19,425.4      $1,657.4       $   52.6      $21,030.2
                                                      =========      ========       ========      =========
Equity securities                                     $   275.1      $  194.5       $    3.5      $   466.1
                                                      =========      ========       ========      =========

The cost and fair value of fixed maturities at December 31, 1994 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
_____________________________________________________________________________
(Amounts in millions)                                      Cost    Fair Value

Due in one year or less                               $   338.0     $   336.7
Due after one year through five years                   2,071.2       2,042.0
Due after five years through ten years                  2,656.5       2,562.1
Due after ten years                                     9,089.8       8,728.8
                                                      _________     _________
                                                       14,155.5      13,669.6
Mortgage-backed securities                              7,792.5       7,367.4
                                                      _________     _________
                                                      $21,948.0     $21,037.0
                                                      =========     =========

70  Transamerica Corporation and Subsidiaries

The carrying values and estimated fair values of investments in mortgage loans on real estate and loans to life insurance policyholders at December 31, 1994 and 1993 are as follows:
______________________________________________________________________________
(Amounts in millions)                                  Carrying     Estimated
                                                          Value    Fair Value
DECEMBER 31, 1994
Mortgage loans on real estate                            $354.1        $369.0
                                                         ======        ======
Loans to life insurance policyholders                    $412.9        $383.5
                                                         ======        ======
DECEMBER 31, 1993
Mortgage loans on real estate                            $368.9        $402.4
                                                         ======        ======
Loans to life insurance policyholders                    $396.5        $373.1
                                                         ======        ======

The fair values for mortgage loans on real estate and policyholder loans are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for calculation purposes.

Gain on investment transactions, included in consolidated revenues, comprises:
______________________________________________________________________________
(Amounts in millions)                                1994      1993      1992

Net gain on sale of investments                    $ 50.1    $157.3    $136.1
Provision for impairment in value                   (20.7)    (55.5)    (95.2)
Accelerated amortization of deferred policy
  acquisition costs                                  (6.3)    (62.8)    (33.2)
                                                   ______    ______    ______
                                                   $ 23.1    $ 39.0    $  7.7
                                                   ======    ======    ======

Proceeds from sales of fixed maturities and equity securities were $2.7 billion in 1994, $5.2 billion in 1993 and $2.7 billion in 1992. Gross gains of $107.5 million in 1994, $325.3 million in 1993 and $196.6 million in 1992, and gross losses of $67.5 million in 1994, $163.6 million in 1993 and $76.3 million in 1992 were realized on those sales.

Transamerica and its subsidiaries use interest rate exchange and other agreements to hedge the interest rate sensitivity of their fixed maturity investments.

The net unrealized gain (loss) included in shareholders' equity as a result of marking the fixed maturities and equity securities to fair value at December 31, 1994 and 1993 are as follows:
______________________________________________________________________________
(Amounts in millions)                                          1994      1993

Net unrealized gain on equity securities                    $ 151.8    $191.0
Net unrealized loss on investments in fixed maturities       (911.0)
Adjustment to deferred policy acquisition costs               351.3
Deferred income taxes                                         142.8     (66.9)
                                                            _______    ______
                                                            $(265.1)   $124.1
                                                            =======    ======

                               Transamerica Corporation and Subsidiaries  71

NOTES AND LOANS PAYABLE
_____________________________________________________________________________
(Amounts in millions)                                        1994       1993

TRANSAMERICA FINANCE GROUP, INC.:
Short-term bank loans, commercial paper and current
  portion of long-term debt                              $1,387.1   $1,910.8
Long-term debt due subsequent to one year:
  Notes and debentures; interest at 5.32% to 9.1%;
    maturing through 2004                                 2,477.3    1,618.6
  Notes and debentures; interest at 13.80% to 13.88%;
    maturity value of $582.8 million; maturing
    through 2012                                            154.2      146.8
  Commercial paper and other notes at various interest
    rates and terms supported by credit agreements
    expiring through 1999                                 3,672.5    2,505.0
  Subordinated notes and debentures; interest at
    6.75% to 8.13%; maturing through 2003                   841.2      582.8
Loans due to parent company and other subsidiaries          192.0      267.5
                                                         ________   ________
                                                          8,724.3    7,031.5
PARENT COMPANY AND OTHER SUBSIDIARIES:
Short-term bank loans, commercial paper and current
  portion of long-term debt                                 296.9      112.2
Long-term debt due subsequent to one year:
  Notes and debentures; interest at 7.1% to 10%;
    maturing through 2007                                   252.8      458.6
  Commercial paper and other notes at various interest
    rates and terms supported by credit agreements
    expiring through 1996                                              254.5
  Notes at variable interest rates; maturing
    through 1998                                             91.1      114.7
Less loans to Transamerica Finance Group, Inc.             (192.0)    (267.5)
                                                         ________   ________
                                                            448.8      672.5
                                                         ________   ________
                                                         $9,173.1   $7,704.0
                                                         ========   ========

The weighted average interest rate on short-term borrowings at December 31, 1994 and 1993 was 5.81% and 3.17%.

Assets with a net book value of $285.8 million at December 31, 1994, consisting primarily of land, buildings and equipment, are collateral for certain of the above debt.

The aggregate annual maturities for the four years subsequent to December 31, 1995 are $1.5 billion in 1996, $3.1 billion in 1997, $0.6 billion in 1998 and $1.5 billion in 1999.

In 1993 Transamerica Finance Group redeemed $125 million of deep discount long-term debt with a book value of $90.7 million, which resulted in a $23.1 million extraordinary loss, after related taxes of $11.4 million.

Under credit agreements with various banks, Transamerica and its subsidiaries had the ability to borrow up to $4.7 billion with interest at variable rates at December 31, 1994. There was $62 million outstanding under these credit lines at that date. These credit agreements, which expire through 1999, require a fee on the commitment.

Transamerica and its subsidiaries use interest rate exchange agreements to hedge the interest rate sensitivity of their outstanding indebtedness.

Interest payments, net of amounts received from interest rate exchange agreements, totaled $661.8 million in 1994, $623.4 million in 1993 and $661 million in 1992.

The estimated fair value of notes and loans payable, using rates currently available for debt with similar terms and maturities, is $9,108 million at December 31, 1994 and $8,141.3 million at December 31, 1993.

72  Transamerica Corporation and Subsidiaries

CONCENTRATION OF RISK, SECURITIZATION AND FAIR VALUE OF RECEIVABLES

During the normal conduct of its consumer and commercial lending operations, Transamerica engages in the extension of credit to homeowners, electronics and appliance dealers, retail recreational products dealers, computer stores and others. The risk associated with that credit is subject to economic, competitive and other influences. While a substantial portion of the risk is diversified, certain operations are concentrated in one industry or geographic area.

Transamerica's finance receivables include $3.3 billion, net of unearned finance charges and insurance premiums, of real estate secured loans, principally first and second mortgages secured by residential properties of which approximately 45% is located in California. The commercial finance receivables portfolio represents lending arrangements with over 167,000 customers. At December 31, 1994, the portfolio included 19 customers with individual balances in excess of $15 million. These accounts represented 12.2% of total commercial net finance receivables outstanding at December 31, 1994.

In July 1990, Transamerica entered into a 5-year arrangement under which it securitized and sold, with limited recourse, a $375 million participation interest in a pool of its eligible insurance finance receivables, which Transamerica continues to service. Newly originated eligible receivables are added to the pool. Cash collected on receivables is reinvested in the pool to maintain an aggregate outstanding balance of approximately $375 million.

The carrying amounts and estimated fair values of the finance receivable portfolio at December 31, 1994 and 1993 are as follows:
_____________________________________________________________________________
(Amounts in millions)                                  Carrying     Estimated
                                                          Value    Fair Value
DECEMBER 31, 1994
Fixed rate receivables-
  Consumer                                             $4,024.8      $4,500.1
  Commercial                                              386.0         395.7
Variable rate receivables-
  Commercial                                            2,560.1       2,560.1
                                                       ________      ________
                                                       $6,970.9      $7,455.9
                                                       ========      ========
DECEMBER 31, 1993
Fixed rate receivables-
  Consumer                                             $3,622.3      $4,391.2
  Commercial                                              469.9         478.3
Variable rate receivables-
  Commercial                                            2,390.3       2,390.3
                                                       ________      ________
                                                       $6,482.5      $7,259.8
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

                               Transamerica Corporation and Subsidiaries  73

FAIR VALUE OF INVESTMENT CONTRACTS

Investment-type contracts are included in life insurance policy liabilities. Fair value of investment-type contracts is estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. The carrying amounts and estimated fair values of the liabilities for investment-type contracts at December 31, 1994 and 1993 are as follows:
______________________________________________________________________________
(Amounts in millions)                                  Carrying     Estimated
                                                          Value    Fair Value
DECEMBER 31, 1994
Single and flexible premium deferred annuities         $ 7,425.8    $ 6,898.5
Single premium immediate annuities                       3,735.7      3,510.8
Guaranteed investment contracts                          2,382.2      2,336.7
Other deposit contracts                                  2,319.3      2,244.0
                                                       _________    _________
                                                       $15,863.0    $14,990.0
                                                       =========    =========
DECEMBER 31, 1993
Single and flexible premium deferred annuities         $ 6,630.9    $ 6,378.2
Single premium immediate annuities                       3,354.6      3,796.9
Guaranteed investment contracts                          1,994.5      2,093.9
Other deposit contracts                                  1,544.4      1,584.4
                                                       _________    _________
                                                       $13,524.4    $13,853.4
                                                       =========    =========

Investment-type contracts and other life insurance policy reserves generally provide a natural hedge against fair value changes in the investments held to fund those reserves.

DERIVATIVES

The operations of Transamerica are subject to risk of interest rate fluctuations to the extent that there is a difference between the cash flows from Transamerica's interest-earning assets and the cash flows related to its liabilities that mature or are repriced in specified periods. In the normal course of its operations, Transamerica hedges some of its interest rate risk with derivative financial instruments. These derivatives comprise primarily interest rate swap agreements, interest rate floor agreements, interest rate cap agreements and options to enter into interest rate swap agreements (swaptions).

ASSET HEDGES

Interest rate floor agreements purchased by Transamerica provide for the receipt of payments in the event interest rates fall below specified levels. Interest rate floors are intended to mitigate Transamerica's risk of reinvesting the cash flow it receives from calls and redemptions on its investment portfolio at lower interest rates. Interest rate swap agreements are intended to help Transamerica to more closely match the cash flow received from its assets to the payments on its liabilities. Transamerica's interest rate swap agreements generally provide that one party pays interest at a floating rate in relation to movements in an underlying index and the other party pays interest at a fixed rate.

The interest rate floor contracts and certain of the interest rate swap contracts are designated as hedges of a portion of the investment portfolio and to the extent those investments are marked to market, the hedge agreements are also marked to market. The cost of these items is amortized over the lives of the contracts.

74  Transamerica Corporation and Subsidiaries

At December 31, 1994 contracts designated as hedges of the investment portfolio comprise:
_____________________________________________________________________________
(Amounts in millions)                                Weighted        Weighted
                                                      Average         Average
                                     Notional           Fixed        Floating
                                       Amount   Interest Rate   Interest Rate
Interest rate swap agreements-
    Transamerica receives:
  Floating rate interest income,
    pays fixed rate interest
    expense                            $178.8            7.2%            6.7%
                                       ======            ====            ====
  Fixed rate interest income,
    pays floating rate interest
    expense                            $ 96.0            5.0%            6.2%
                                       ======            ====            ====
Interest rate floor agreements         $560.5            6.5%
                                       ======            ====


At December 31, 1994 the unamortized cost of the interest rate floors was $18 million and the fair value of all asset hedges was $6.7 million resulting in a net unrealized loss of $11.3 million ($7.3 million after tax) included in shareholders' equity.

LIABILITY HEDGES

The interest rate cap contracts, the swaptions and the remaining interest rate swap contracts are designated and accounted for as hedges of a portion of Transamerica's liabilities and outstanding indebtedness. These agreements are accounted for as hedges, and their cost ($2.9 million at December 31, 1994) is amortized over the lives of the contracts. Transamerica's interest rate cap agreements limit the amount of interest paid in the event interest rates rise above specified levels. Transamerica purchases swaptions to help manage the risk of interest rate fluctuations by providing an option to enter into an interest rate swap in the event of unfavorable interest rate movements.

At December 31, 1994 contracts designated as hedges of outstanding indebtedness comprise:
______________________________________________________________________________
(Amounts in millions)                                Weighted        Weighted
                                                      Average         Average
                                     Notional           Fixed        Floating
                                       Amount   Interest Rate   Interest Rate
Interest rate swap agreements -
    Transamerica pays:
  Floating rate interest expense,
    receives fixed rate interest
    income                             $569.5            6.4%            6.2%
                                       ======            ====            ====
  Fixed rate interest expense,
    receives floating rate interest
    income                             $810.1            7.1%            5.9%
                                       ======            ====            ====
  Floating rate interest expense
    based on one index (6.1%) and
    receives floating rate interest
    income based on another index
    (5.0%)                             $221.0
                                       ======
Interest rate caps and swaptions       $200.0            6.0%
                                       ======            ====

The net present value of these interest rate swap agreements offsets changes in the fair value of the hedged liabilities and indebtedness, which are also carried at amortized cost. The fair value of the liability hedges at December 31, 1994 was a net obligation to counterparties of $9.6 million.

While Transamerica is exposed to credit risk in the event of nonperformance by the other party, nonperformance is not anticipated due to the credit rating of the counterparties. At December 31, 1994, the interest rate swap and floor agreements are with banks rated A or better by one or more of the major credit rating agencies.
                               Transamerica Corporation and Subsidiaires  75

[F] INCOME TAXES

The provision for income taxes on income from continuing operations comprises:
_____________________________________________________________________________
(Amounts in millions)                               1994      1993      1992

Federal current                                   $215.4    $213.0    $214.1
Federal deferred tax provision (benefit)            12.1    (110.7)    (42.5)
State                                               22.6      27.1      28.7
Foreign                                             12.3      11.2       4.1
                                                  ______    ______    ______
                                                  $262.4    $140.6    $204.4
                                                  ======    ======    ======

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets and liabilities as of December 31, 1994 and 1993 are as follows:
_____________________________________________________________________________
(Amounts in millions)                                       1994        1993
Deferred tax assets:
  Allowance for losses                                  $  106.9    $  120.6
  Impairment of investments                                 49.6        36.2
  Life insurance policy liabilities                        707.6       453.8
  Unrealized loss on marking investments to
    fair value                                             142.8
  Loss and tax credits carryforward                         19.0        41.1
  Other                                                    191.5       118.1
                                                        ________    ________
                                                         1,217.4       769.8
Deferred tax liabilities:
  Deferred policy acquisition costs                        773.3       609.2
  Accelerated depreciation                                 320.7       196.6
  Unrealized gain on marking investments to
    fair value                                                          66.9
  Discount amortization on notes and loans payable          66.2        55.8
  Other                                                     63.8       142.7
                                                        ________    ________
                                                         1,224.0     1,071.2
                                                        ________    ________
Net deferred tax liability                              $    6.6    $  301.4
                                                        ========    ========

The difference between federal income taxes on income from continuing operations computed at the statutory rate and the provision for income taxes is:
_____________________________________________________________________________
(Amounts in millions)                               1994      1993      1992

Federal income taxes at statutory rate            $241.6    $205.8    $183.1
State income taxes                                  14.7      17.6      15.9
Prior year items                                             (94.2)
Effect of tax rate change on deferred
  tax liability                                                8.4
Other                                                6.1       3.0       5.4
                                                  ______    ______    ______
                                                  $262.4    $140.6    $204.4
                                                  ======    ======    ======

Income tax payments totaled $71.9 million in 1994, $135.5 million in 1993 and $174.8 million in 1992. Included in the loss from discontinued operations are income tax provisions (benefits) of $200,000, $(13) million and $(263.8) million for 1994, 1993 and 1992.

76  Transamerica Corporation and Subsidiaries

[G] BUSINESS SEGMENT INFORMATION
_____________________________________________________________________________
(Amounts in millions)                           1994        1993        1992
REVENUES
Consumer lending                           $   690.6   $   654.3   $   660.1
Commercial lending                             384.3       370.7       392.8
Leasing                                        637.9       407.8       420.5
Life insurance                               3,289.6     3,026.3     2,767.6
Real estate services and asset management      367.5       362.8       309.9
Other*                                         (15.4)       (8.6)
                                           _________   _________   _________
                                           $ 5,354.5   $ 4,813.3   $ 4,550.9
                                           =========   =========   =========
OPERATING PROFIT***
Consumer lending                           $   148.1   $   158.6   $   172.0
Commercial lending                              72.0       (18.1)       31.0
Leasing                                        101.9        91.5        92.1
Life insurance                                 403.2       380.6       290.4
Real estate services and asset management      137.5       151.5       129.7
                                           _________   _________   _________
                                               862.7       764.1       715.2
Unallocated expenses                          (156.5)     (160.4)     (163.2)
Interest expense for real estate services
  and asset management                         (15.9)      (15.6)      (13.6)
Income tax expense                            (262.4)     (140.6)     (204.4)
                                           _________   _________   _________
Income from continuing operations          $   427.9   $   447.5   $   334.0
                                           =========   =========   =========
ASSETS
Consumer lending                           $ 4,475.4   $ 3,946.1   $ 3,875.9
Commercial lending                           3,363.9     3,508.5     3,625.6
Leasing                                      3,184.2     1,697.0     1,339.8
Life insurance                              28,967.1    26,109.0    22,739.3
Real estate services and asset management      524.0       557.2       456.6
Other**                                       (120.8)      232.7     1,253.7
                                           _________   _________   _________
                                           $40,393.8   $36,050.5   $33,290.9
                                           =========   =========   =========
ADDITIONS, AT COST, TO PROPERTY
AND EQUIPMENT
Leasing                                    $ 1,525.3   $   411.0   $   337.1
Other                                           70.2        64.4        75.1
                                           _________   _________   _________
                                           $ 1,595.5   $   475.4   $   412.2
                                           =========   =========   =========
DEPRECIATION
Leasing                                    $   201.7   $   105.9   $   102.9
Other                                           46.7        39.2        33.1
                                           _________   _________   _________
                                           $   248.4   $   145.1   $   136.0
                                           =========   =========   =========
  *Includes intercompany eliminations.
 **Includes intercompany eliminations and in 1993 and 1992 net assets of discontinued operations.
***Operating profit is total revenue less operating expenses. Interest expense has been deducted only from consumer lending, commercial lending and leasing operations. Neither unallocated expenses nor income tax has been deducted from the operations of any segment in computing operating profit.


                               Transamerica Corporation and Subsidiaries  77

[H] PENSION PLANS

Transamerica Corporation and its subsidiaries have a number of noncontributory defined benefit pension plans covering substantially all employees. Plans covering salaried employees provide pension benefits that are based on the employee's compensation during the highest paid 60 consecutive months during the 120 months before retirement. The general policy is to fund current service costs currently and prior pension service costs over periods ranging from 10 to 30 years.

A summary of the components of net periodic pension cost follows:
_____________________________________________________________________________
(Amounts in millions)                               1994      1993      1992

Service cost-benefits earned during the period    $ 15.4    $ 15.6    $ 17.7
Interest cost on projected benefit obligation       46.4      43.6      39.2
Actual return (gain) loss on plan assets            19.3    (145.7)   (100.4)
Deferral of current gains (losses) varying
  from expected return                             (71.7)     97.7      55.1
Amortization of prior service costs                  5.7       5.0       3.5
                                                  ______    ______    ______
  Total pension cost                              $ 15.1    $ 16.2    $ 15.1
                                                  ======    ======    ======

The following table sets forth the amounts recognized in the consolidated statement of financial position for the pension plans:
_____________________________________________________________________________
(Amounts in millions)                                         1994      1993
Actuarial present value of benefit obligations:
  Vested benefit obligation*                                $586.1    $601.0
                                                            ======    ======
  Accumulated benefit obligation                            $593.2    $609.1
                                                            ======    ======
Projected benefit obligation, including effects
  of future salary increases                                $650.1    $651.9
Plan assets at fair value                                    746.8     777.2
                                                            ______    ______
Excess of plan assets over projected benefit obligation     $ 96.7    $125.3
                                                            ======    ======
The excess of plan assets over projected benefit
    obligation comprises:
  Net pension liability                                     $ (3.6)   $ (2.3)
  Unrecognized net gain arising since January 1, 1986        119.3     146.0
  Unrecognized prior service cost                            (21.8)    (20.6)
  Unrecognized net obligation at January 1, 1986
    net of amortization                                       (7.1)     (8.3)
  Adjustment required to recognize minimum liability           9.9      10.5
                                                            ______    ______
                                                            $ 96.7    $125.3
                                                            ======    ======
*A portion of the vested benefit obligation is unconditionally guaranteed by Transamerica Occidental
 Life Insurance Company, a subsidiary of Transamerica.

The projected benefit obligation was determined using a weighted average discount rate of 8.0% (7.25% in 1993) and an assumed rate of compensation increase of 5.5%. The expected long-term rate of return on plan assets was 8.75% (8.0% in 1993 and 8.5% in 1992).

78  Transamerica Corporation and Subsidiaries

[I] RETAINED EARNINGS RESTRICTIONS

Under certain circumstances, the provisions of loan agreements and statutory requirements place limitations on the amount of funds which can be remitted to Transamerica by its consolidated subsidiaries. Of the net assets of Transamerica's consolidated subsidiaries, as adjusted for intercompany account balances, at December 31, 1994, approximately $3.8 billion is so restricted, and $0.9 billion is free for remittance to Transamerica subject to investment and operating requirements.

[J] DISCONTINUED 0PERATIONS

In April 1994, Transamerica sold its remaining 21% ownership interest in Sedgwick Group plc. Proceeds from the sale were $326.4 million and resulted in no gain or loss. Transamerica's investment in Sedgwick and its share of Sedgwick's operating results and related goodwill amortization have been separated from those of Transamerica's continuing operations and are classified as discontinued operations. Amounts included in loss from discontinued operations related to Sedgwick were a loss of $700,000 in 1994 representing results through the date of sale and income of $3 million and $8.9 million in 1993 and 1992.

In 1993, Transamerica sold its property and casualty insurance subsidiary, Transamerica Insurance Group, through public offerings. The net proceeds, after underwriting discounts and issuance costs, totaled $1 billion in cash, resulting in a $125 million after tax loss on the sale of which $75 million was recorded in 1992 on an estimated basis and $50 million in 1993 upon completion of the final public offering.

In connection with the offering a subsidiary of Transamerica, in 1992, assumed responsibility by means of a reinsurance agreement for certain assumed treaty reinsurance business written prior to 1986 for which it received assets which are expected to be sufficient to fund the liquidation of the business. Transamerica has collateralized the estimated ultimate obligation of approximately $380 million at December 31, 1994 by providing letters of credit aggregating $190 million and by placing $193 million of its assets in a trust. Additionally Transamerica agreed to pay up to $89.3 million in adverse loss development on certain paid environmental losses and has provided for these losses.

[K] COMMITMENTS AND CONTINGENCIES

Substantially all leases of Transamerica and its subsidiaries are operating leases principally for the rental of real estate. Total rental expense amounted to $99.9 million in 1994, $88.1 million in 1993 and $89.4 million in 1992.

Contingent liabilities arising from litigation, income taxes and other matters are not expected to have a material effect on the consolidated financial position or results of operations of Transamerica and its subsidiaries.


                               Transamerica Corporation and Subsidiaries  79

SUPPLEMENTARY FINANCIAL INFORMATION
________________________________________________________________________________________________________________
SELECTED QUARTERLY
FINANCIAL DATA
1994                               March 31          June 30      September 30      December 31       1994 Total
Revenues                           $1,235.4         $1,363.0          $1,371.3         $1,384.8         $5,354.5
                                   ========         ========          ========         ========         ========
Income from continuing
  operations                       $  103.7         $  105.7          $  104.9         $  113.6         $  427.9
Loss from
  discontinued operations              (0.7)                                                                (0.7)
                                   ________         ________          ________         ________         ________
Net income                         $  103.0         $  105.7          $  104.9         $  113.6         $  427.2
                                   ========         ========          ========         ========         ========
Earnings per share
  of common stock:
Income from continuing
  operations:
  Income before investment
    transactions                   $   1.27         $   1.30          $   1.31         $   1.37         $   5.25
  Investment transactions              0.02             0.04              0.09             0.06             0.21
                                   ________         ________          ________         ________         ________
Income from continuing
  operations                           1.29             1.34              1.40             1.43             5.46
Loss from discontinued
  operations                          (0.01)                                                               (0.01)
                                   ________         ________          ________         ________         ________
Net income                         $   1.28         $   1.34          $   1.40         $   1.43         $   5.45
                                   ========         ========          ========         ========         ========
High and low sales prices
  for common shares          $57 5/8-49 1/4   $54 5/8-48 7/8    $53 5/8-49 1/2   $51 1/4-46 3/8   $57 5/8-46 3/8
________________________________________________________________________________________________________________
1993                               March 31          June 30      September 30      December 31       1993 Total
Revenues                           $1,149.0         $1,213.5          $1,209.2         $1,241.6         $4,813.3
Income from
  continuing operations            $   93.0         $  117.3          $  141.1         $   96.1         $  447.5
Income (loss) from
  discontinued operations              (1.2)             6.6              (2.2)           (50.2)           (47.0)
Extraordinary loss on early
  extinguishment of debt                                                                  (23.1)           (23.1)
                                   ________         ________          ________         ________         ________
Net income                         $   91.8         $  123.9          $  138.9         $   22.8         $  377.4
                                   ========         ========          ========         ========         ========
Earnings per share
  of common stock:
Income from continuing
  operations:
  Income before investment
    transactions                   $   1.07         $   1.16          $   1.61         $   1.24         $   5.08
  Investment transactions              0.03             0.24              0.12            (0.07)            0.32
                                   ________         ________          ________         ________         ________
Income from continuing
  operations                           1.10             1.40              1.73             1.17             5.40
Income (loss) from discontinued
  operations                          (0.02)            0.09             (0.03)           (0.64)           (0.60)
Extraordinary loss on early
  extinguishment of debt                                                                  (0.29)           (0.29)
                                   ________         ________          ________         ________         ________
Net income                         $   1.08         $   1.49          $   1.70         $   0.24         $   4.51
                                   ========         ========          ========         ========         ========
High and low sales prices
  for common shares          $53 7/8-45 5/8   $    56 1/8-47    $61 3/8-52 1/2   $62 3/8-53 5/8   $62 3/8-45 5/8

(Dollar amounts in millions except for share data)
Note A. On February 28, 1995 the closing sales price for Transamerica common shares was $54 5/8 and there were 53,200 common shareholders of record.

                               Transamerica Corporation and Subsidiaries  81

SELECTED ELEVEN-YEAR FINANCIAL DATA
____________________________________________________________________________________________________________
(Dollar amounts in millions except for share data)
                                                   1994         1993         1992         1991          1990
Revenues                                      $ 5,354.5    $ 4,813.3    $ 4,550.9    $ 4,175.2     $ 4,097.7

Income from continuing operations             $   427.9    $   447.5    $   334.0    $     5.6     $   190.5

Earnings per share of common stock (Note A):
  Income (loss) from continuing operations    $    5.46    $    5.40    $    4.00    $   (0.08)    $    2.30

FINANCIAL POSITION
Total assets                                  $40,393.8    $36,050.5    $33,290.9    $31,133.6     $29,260.9
Notes and loans payable:
    Long-term debt                            $ 7,489.1    $ 5,681.0    $ 6,510.5    $ 6,975.6     $ 6,602.5

OTHER DATA
Per share of common stock:
  Dividends declared (Note E)                 $    2.00    $    2.00    $    2.00    $    1.98     $    1.94

Note A. Earnings per share of common stock are based on the weighted average number of shares outstanding in each year after deduction of preferred dividends in 1985-1994 and in 1994, premium and expenses on the redemption of the Series D preferred stock.
Note E. Quarterly dividends per share were 50 cents in 1994 and 1993.

82  Transamerica Corporation and Subsidiaries

COMMON STOCK LISTED AND TRADED

Transamerica's common stock (symbol: TA) is listed and traded in the U.S. on the New York and Pacific Stock Exchanges and outside the U.S. on the following exchanges: Amsterdam, Basel, Frankfurt, Geneva, London, Paris, Tokyo and Zurich.


88  Transamerica Corporation and Subsidiaries