Form 10-K405, Exhibit 13
period 1995-12-31
TRANSAMERICA CORP
filed 1996-03-26
CIK 99189

                                                                   EXHIBIT 13

FINANCIAL REVIEW

Transamerica Corporation is a financial services organization which engages through its subsidiaries in life insurance, consumer lending, commercial lending, leasing and real estate services.
____________________________________________________________________________

CONSOLIDATED RESULTS

Transamerica's income from continuing operations for 1995 increased $42.6 million (10%), compared to 1994. Income from continuing operations for 1995 included net after tax gains from investment transactions aggregating $34.4 million compared to $15 million in 1994. Operating income from continuing operations, which excludes investment transactions, for 1995 includes a $30 million tax benefit from the satisfactory resolution of prior years' tax matters, a $12.2 million after tax benefit from the reversal of a valuation allowance no longer needed due to the favorable terms on disposition of assets held for sale and a $2.9 million after tax benefit from the settlement of a class action lawsuit involving an investment in fixed maturity securities issued by Franklin Savings Association. These items were offset in part by a $21.5 million after tax provision for an expected loss on the Transamerica Center in downtown Los Angeles in anticipation of a planned sale and leaseback transaction that is subject to regulatory approval, a charge of $12 million after tax due to actions taken to consolidate and accelerate foreclosure activity and dispose of certain repossessed real estate properties in California and charges totaling $9.7 million after tax primarily for the restructuring of the real estate services operations. Excluding these items from the 1995 results, operating income from continuing operations for 1995 increased $21.3 million (5%) due primarily to increases in the operating results of life insurance, leasing, commercial lending and consumer lending (principally due to the ITT portfolio acquisition described later). Partially offsetting these improvements were declines in real estate services operating results and higher unallocated expenses.

Transamerica's income from continuing operations for 1994 decreased $19.6 million (4%) compared to 1993. Income from continuing operations for 1994 included net after tax gains from investment transactions aggregating $15 million compared to $25.3 million in 1993. In 1994 operating income from continuing operations decreased $9.3 million (2%) from 1993 due primarily to decreases in real estate services and consumer lending operating results and higher unallocated expenses. Partially offsetting these declines were improvements in commercial lending, life insurance and leasing operating results. Operating income from continuing operations for 1993 included a $36 million after tax writedown of repossessed rent-to-own rental stores in commercial lending, charges totaling $24.7 million after tax primarily for the restructuring of the commercial lending and real estate services operations and for the realignment of certain corporate-wide administrative functions and an $8.4 million additional tax provision from the revaluation of the January 1, 1993 deferred tax liability for the effect of the federal income tax rate increase. These items were more than offset by a $94.2 million tax benefit from the satisfactory resolution of prior years' tax matters. Excluding these 1993 items, operating income from continuing operations for 1994 increased $15.8 million (4%).

Gains on investment transactions in 1995 included after tax gains of $55.7 million realized on the sale of investments, less $6 million after tax accelerated amortization of deferred policy acquisition costs associated with interest-sensitive products and loss provisions of $15.3 million after tax for the impairment in value of investments. Gains on investment transactions in 1995 included an after tax gain of

44  Transamerica Corporation and Subsidiaries

$15.3 million from the settlement of a class action lawsuit involving an investment in fixed maturity securities issued by Franklin Savings Association.

Gains on investment transactions in 1994 included after tax gains of $32.6 million realized on the sale of investments, less $4.1 million after tax accelerated amortization of deferred policy acquisition costs associated with interest-sensitive products and loss provisions of $13.5 million after tax for the impairment in value of investments.

OPERATING INCOME BY BUSINESS SEGMENT

The following table summarizes Transamerica's operating results by business segment. Additional business segment information is provided in footnote G of the notes to financial statements.
____________________________________________________________________________
(Amounts in millions except for per share data)       1995     1994     1993

LIFE INSURANCE                                      $290.8   $250.2   $215.7

FINANCE
Consumer lending                                      80.5     90.4     93.1
Commercial lending                                    75.2     53.7     (4.0)
Leasing                                               75.1     63.6     53.6
Amortization of goodwill                             (13.0)   (13.0)   (13.0)
                                                    ______   ______   ______
Total finance                                        217.8    194.7    129.7

REAL ESTATE SERVICES                                  26.8     64.2     84.6
Amortization of goodwill                              (0.4)    (1.8)    (1.7)
                                                    ______   ______   ______
Total real estate services                            26.4     62.4     82.9
Unallocated interest and other expenses              (98.9)   (94.4)    (6.1)
                                                    ______   ______   ______
Operating income from continuing operations          436.1    412.9    422.2
Gain on investment transactions                       34.4     15.0     25.3
                                                    ______   ______   ______
Income from continuing operations                    470.5    427.9    447.5
Loss from discontinued operations                              (0.7)   (47.0)
Extraordinary loss on early extinguishment of debt                     (23.1)
                                                    ______   ______   ______
Net income                                          $470.5   $427.2   $377.4
                                                    ======   ======   ======
EARNINGS PER SHARE OF COMMON STOCK
Income from continuing operations:
  Operating income from continuing operations       $ 6.08   $ 5.25   $ 5.08
  Gain on investment transactions                     0.50     0.21     0.32
                                                    ______   ______   ______
Income from continuing operations                     6.58     5.46     5.40
Loss from discontinued operations                             (0.01)   (0.60)
Extraordinary loss on early extinguishment of debt                     (0.29)
                                                    ______   ______   ______
Net income                                          $ 6.58   $ 5.45   $ 4.51
                                                    ======   ======   ======
Average shares outstanding                            68.8     72.6     78.5
                                                    ======   ======   ======

                                Transamerica Corporation and Subsidiaries  45

LIFE INSURANCE

Transamerica's life insurance operation engages in the underwriting, distribution and reinsurance of traditional and investment based life insurance products.

Net income increased $46.2 million (17%) in 1995 and $19 million (8%) in 1994. Net income included net after tax gains from investment transactions totaling $19.3 million in 1995, $13.7 million in 1994, and $29.2 million in 1993. Income before investment transactions increased $40.6 million (16%) in 1995 and $34.5 million (16%) in 1994. Income before investment transactions in 1995 included a $4.4 million tax benefit related to the favorable settlement of a prior year tax matter and a $2.9 million after tax benefit related to the settlement of a class action lawsuit concerning an investment in fixed maturity securities, offset in part by a $900,000 after tax restructuring charge. The individual life insurance, structured settlements, living benefits, group pension and Canadian lines all experienced increases in income before investment transactions in 1995 primarily as a result of relatively stable interest spreads on a growing asset base. The individual life insurance line continued to benefit from higher policy related income resulting from a larger base of interest-sensitive policies. In 1995, the reinsurance line benefited from higher revenues which increased at a faster rate relative to total benefits and expenses.

The individual life insurance, structured settlements, living benefits, group pension, reinsurance and Canadian lines all experienced increases in income in 1994, excluding net after tax gains from investment transactions, resulting primarily from maintained interest spreads on a larger asset base, increased charges on a larger base of interest-sensitive policies and controlled operating expenses. Income before investment transactions for 1993 also included a $3.6 million charge for the effect of the one percent increase in the federal income tax rate on the deferred tax liability.

Investment transactions for 1995 included after tax gains of $40.6 million realized on the sale of investments compared to $27.6 million for 1994 and $106.1 million for 1993. Investment transactions for 1995 included an after tax gain of $15.3 million from the settlement of a class action lawsuit involving an investment in fixed maturity securities issued by Franklin Savings Association. A portion of the investment gains is related to interest-sensitive products. Adjustment to the amortization of deferred policy acquisition costs related to interest sensitive products reduced these after tax gains by $6 million in 1995, $4.1 million in 1994 and $40.8 million in 1993. Investment transactions in 1995 also reflected downward adjustments of $15.3 million after tax compared to $9.8 million in 1994 and $36.1 million in 1993, primarily for impairment in the value of certain below investment grade fixed maturity investments.

Premiums and other income increased $367.6 million (25%) in 1995 and $239.5 million (19%) in 1994 primarily due to higher sales of annuity products, an increase in reinsurance assumed and an increase in charges on interest-sensitive policies.

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

Net investment income increased $200.8 million (11%) in 1995 and $47.6 million (3%) in 1994 due primarily to a higher level of invested assets.

Life insurance benefits and expenses increased $521.7 million (18%) in 1995 and $240.7 million (9%) in 1994 principally due to increases in policy reserves and benefits paid or provided attributable to the larger base of life insurance and annuities in force and higher commission expense, and higher amortization of deferred policy acquisition costs (exclusive of accelerated amortization related to investment gains). Other expenses included charges of $8.7 million in 1995, $15.2 million in 1994 and $19.8 million in 1993 related to anticipated guaranty fund assessments, expenses for the realignment and relocation of certain operations and in 1994 and 1993 additional losses on the 1991 sale of a business unit.

Cash provided by operations for 1995 was $543.8 million which was $45.8 million (9%) above the 1994

46 Transamerica Corporation and Subsidiaries amount primarily as a result of growth in the underlying assets and liabilities of the business.The life insurance operation continues to maintain a sufficiently liquid portfolio to cover its operating requirements, with remaining funds being invested in longer term securities.

LIFE INSURANCE
____________________________________________________________________________
(Amounts in millions)                           1995        1994        1993

ASSETS
Investments                                $27,703.2   $22,329.1   $20,890.6
Deferred policy acquisition costs            1,974.2     2,480.5     1,929.3
Other assets                                 5,422.4     4,157.5     3,289.1
                                           _________   _________   _________
                                           $35,099.8   $28,967.1   $26,109.0
                                           =========   =========   =========
LIABILITIES AND EQUITY
Policy reserves and related items          $27,893.4   $24,731.7   $21,951.8
Other liabilities                            3,746.5     2,330.7     2,090.8
Equity*                                      3,459.9     1,904.7     2,066.4
                                           _________   _________   _________
                                           $35,099.8   $28,967.1   $26,109.0
                                           =========   =========   =========
REVENUES
Premiums and other income                  $ 1,862.8   $ 1,495.2   $ 1,255.7
Investment income, net of expenses           1,974.1     1,773.3     1,725.7
Gain on investment transactions                 29.6        21.1        44.9
                                           _________   _________   _________
                                             3,866.5     3,289.6     3,026.3
EXPENSES
Policyholder benefits                        2,858.7     2,356.4     2,145.9
Commissions and other expenses                 549.4       530.0       499.8
Income taxes                                   148.3       139.3       135.7
                                           _________   _________   _________
                                             3,556.4     3,025.7     2,781.4
                                           _________   _________   _________
Net income                                 $   310.1   $   263.9   $   244.9
                                           =========   =========   =========
SOURCE OF CASH
Cash provided by operations                $   543.8   $   498.0   $   604.3
Net receipts from interest-sensitive
  policies                                   1,527.4     2,014.8     1,853.1
                                           _________   _________   _________
                                           $ 2,071.2   $ 2,512.8   $ 2,457.4
                                           =========   =========   =========
APPLICATION OF CASH
Net purchases of investments               $ 1,986.1   $ 2,442.3   $ 2,434.3
Equity transactions                             40.0        30.0        18.7
Other                                           45.1        40.5         4.4
                                           _________   _________   _________
                                           $ 2,071.2   $ 2,512.8   $ 2,457.4
                                           =========   =========   =========

*On January 1, 1994, Transamerica adopted Statement of Financial Accounting Standards No. 115. Equity includes net unrealized gains (losses) from marking investments to fair value of $946 million in 1995, $(321.2) million in 1994 and $67.1 million in 1993. See footnote E of the notes to the financial statements for consolidated components of unrealized gains (losses).

                                Transamerica Corporation and Subsidiaries  47

TRANSAMERICA FINANCE CORPORATION

Transamerica Finance Corporation includes Transamerica's consumer lending, commercial lending (excluding insurance premium finance) and leasing operations and provides funding for these operations. The principal assets of Transamerica Finance Corporation comprise finance receivables and equipment held for lease totaling $10.4 billion at December 31, 1995 and $9.3 billion at December 31, 1994. Transamerica Finance Corporation's total notes and loans payable were $9.7 billion at December 31, 1995 and $8.7 billion at December 31, 1994. Variable rate debt was $4.8 billion at December 31, 1995 compared to $4.3 billion at the end of 1994. The ratio of debt to tangible equity was 7:1 at December 31, 1995 and 7.1:1 at December 31, 1994.

Transamerica Finance Corporation offers publicly, from time to time, senior or subordinated debt securities. Public debt issued totaled $832 million in 1995, $1,516 million in 1994, and $407 million in 1993. Under a shelf registration statement filed in April 1995 with the Securities and Exchange Commission, the company may offer up to $3 billion of senior or subordinated debt securities (which may include medium-term notes) with varying terms, of which $2.6 billion had not been issued at December 31, 1995.

Liquidity is a characteristic of these operations since the majority of the assets consist of finance receivables. Principal cash collections of finance receivables totaled $17.4 billion during 1995, $14.8 billion during 1994, and $11.5 billion during 1993.

48  Transamerica Corporation and Subsidiaries

TRANSAMERICA FINANCE CORPORATION
____________________________________________________________________________
(Amounts in millions)                           1995        1994        1993

ASSETS
Finance receivables less unearned fees
    and allowance for losses:
  Consumer                                 $ 4,772.2   $ 4,024.8   $ 3,547.2
  Commercial                                 2,798.5     2,686.0     2,524.3
                                           _________   _________   _________
                                             7,570.7     6,710.8     6,071.5
Equipment held for lease                     2,862.0     2,606.6     1,306.5
Goodwill                                       339.9       351.6       372.4
Assets held for sale                            99.1       157.7       226.8
Other assets                                 1,234.5     1,128.1     1,054.2
                                           _________   _________   _________
                                           $12,106.2   $10,954.8   $ 9,031.4
                                           =========   =========   =========
LIABILITIES AND EQUITY
Notes and loans payable                    $ 9,689.9   $ 8,724.3   $ 7,031.5
Other liabilities                              701.8       648.2       550.3
Equity                                       1,714.5     1,582.3     1,449.6
                                           _________   _________   _________
                                           $12,106.2   $10,954.8   $ 9,031.4
                                           =========   =========   =========
REVENUES
Finance and leasing revenues               $ 1,915.1   $ 1,677.8   $ 1,392.1

EXPENSES
Operating expenses                             828.2       767.6       603.4
Interest                                       625.3       485.6       414.6
Provision for losses on receivables
  and assets held for sale                      91.8        99.1       144.1
Income taxes                                   145.5       125.6        95.4
                                           _________   _________   _________
                                             1,690.8     1,477.9     1,257.5
                                           _________   _________   _________
Income from operations                         224.3       199.9       134.6
Amortization of goodwill                       (11.7)      (11.7)      (11.7)
Extraordinary loss on early
  extinguishment of debt                                               (23.1)
                                           _________   _________   _________
Net income                                 $   212.6   $   188.2   $    99.8
                                           =========   =========   =========
SOURCE OF CASH
Cash provided by operations                $   743.4   $   639.4   $   468.7
Finance receivables collected               17,444.6    14,807.5    11,535.7
Proceeds from debt financing                 8,281.5     7,189.4     5,500.6
Other                                           76.8        39.9      (135.0)
                                           _________   _________   _________
                                           $26,546.3   $22,676.2   $17,370.0
                                           =========   =========   =========
APPLICATION OF CASH
Additions to equipment held for lease      $   573.3   $   440.1   $   405.4
Finance receivables originated              17,510.7    15,594.8    11,756.5
Payments of notes and loans                  7,333.6     5,528.1     5,112.1
Purchase of finance receivables and
  other assets from ITT Consumer
  Financial Corporation                      1,027.3
Purchase of Tiphook container assets                     1,061.4
Equity transactions                            101.4        51.8        96.0
                                           _________   _________   _________
                                           $26,546.3   $22,676.2   $17,370.0
                                           =========   =========   =========

                                Transamerica Corporation and Subsidiaries  49

CONSUMER LENDING

On March 31, 1995, the consumer lending operation purchased for $1,027.3 million in cash substantially all the assets and assumed certain liabilities of the home equity business of ITT Consumer Financial Corporation (ITT). The purchase price was allocated as follows: consumer finance receivables of $966.4 million, which were all real estate secured, of which 14% was located in California; allowance for losses of $52.7 million; assets held for sale of $26.8 million; customer renewal rights of $97.8 million; and assumed liabilities of $11 million. The consumer lending operation did not assume any borrowings, tax liabilities or contingent liabilities of ITT.

Consumer lending income from operations for 1995 decreased $9.9 million (11%) from 1994. The decrease resulted from higher operating and interest expenses and an increased provision for losses on receivables that more than offset increased revenues. Additionally, the 1995 decrease includes a fourth quarter charge of $12 million after tax which resulted from consolidating and accelerating California branch foreclosure activity and disposing of certain repossessed real estate in California.

Consumer lending income from operations in 1994 decreased $2.7 million (3%) from 1993. Excluding a $5.3 million benefit ($3.1 million after tax) recorded in 1993 from the reversal of reserves related to a 1990 securitization and sale of real estate secured receivables, income for 1994 increased $400,000 (less than 1%). The increase resulted from higher revenues, offset in part by increased operating and interest expenses and an increased provision for losses on receivables.

Revenues increased $91.9 million (13%) in 1995 and $36.3 million (6%) in 1994. The 1995 increase was mainly due to higher interest income resulting from the effects of the ITT acquisition, which more than offset the effects of lower fee income. The 1994 increase was mainly due to increased finance charges resulting from higher average finance receivables outstanding and higher fee income. In 1994, in response to increased competition, principally in California, the company introduced lower interest rates which were not continued into 1995. The lower rates produced a higher level of customer renewals and related fee income in 1994 over 1995 and 1993 but a lower level of interest income in 1995.

Interest expense increased $67.1 million (27%) in 1995 and $8.5 million (3%) in 1994 primarily as a result of the higher levels of finance receivables outstanding, and an increase in short-term interest rates.

The provision for losses on receivables increased $15.6 million (19%) in 1995 and $18.3 million (29%) in 1994 due to increases in credit losses and, in 1994, increased growth in net finance receivables over 1993. Credit losses, net of recoveries, as a percentage of average net finance receivables outstanding were 2.15% for 1995 compared to 1.93% for 1994 and 1.68% for 1993. The 1995 and 1994 increases resulted from the effects of higher credit losses. Credit losses (net of recoveries) increased $28.5 million (38%) in 1995 and $10.8 million (17%) in 1994. Growth in the non real estate portfolio, which tends to have a higher ratio of net credit losses than the real estate secured portfolio, as well as continued sluggishness in the California economy and a continued weak California real estate market contributed to increased credit losses in both 1995 and 1994. The consolidation and acceleration of California branch foreclosure activity also contributed to the 1995 increase in net credit losses as did the recognition of credit losses anticipated in connection with the ITT acquisition. Because future credit losses may be impacted by factors such as economic conditions and the state of the real estate market, particularly in California, the extent and timing of any change in the recent trend remains uncertain.

Operating expenses increased $23.3 million (11%) in 1995 primarily due to amortization of customer renewal rights associated with the ITT acquisition and an increase in losses on disposition of repossessed real property in California. Operating expenses for 1994 increased $20 million (11%). Excluding the $5.3 million reserve reversal recorded in 1993, operating expenses in 1994 increased $14.7 million (8%). The increase was mainly due to the higher level of finance receivables outstanding, an increase in the average number of branches during 1994, and costs of developing new loan information systems to handle additional loan products.

Consumer lending receivables grew 19% in 1995 due to the portfolio purchased from ITT. Excluding the loans acquired from ITT, receivables declined by $16 million (less than 1%) in 1995. During 1994

50 Transamerica Corporation and Subsidiaries and 1993 the company acquired $124.9 million and $22.7 million of receivables in bulk purchase transactions. Including these acquisitions, the portfolio increased $414.2 million (11%) in 1994 and $66.2 million (2%) in 1993.

Net consumer finance receivables at December 31, 1995 and 1994 included $4 billion and $3.3 billion of real estate secured loans, principally first and second mortgages secured by residential properties, of which approximately 37% and 45% were located in California. Real estate loans originated in 1995 were $1.1 billion compared to $1.7 billion in 1994, due to a decline in renewal volume (which was caused in part by a return to higher rates in early
1995) and increased competition. The non real estate loan portfolio has grown 13% since December 31, 1994, reflecting management's strategy to pursue growth in that area.

Delinquent finance receivables, which are defined as receivables contractually past due 60 days or more, were $143.6 million (2.79% of finance receivables outstanding) at December 31, 1995 compared to $90.2 million (2.08% of finance receivables outstanding) at December 31, 1994. Approximately two-thirds of the $53.4 million increase in delinquency during 1995 was attributable to real estate secured receivables, of which approximately one-half was due to the ITT portfolio acquisition which included the purchase of delinquent receivables at a discount, with the remainder relating to non real estate products which tend to have higher delinquency ratios than real estate secured receivables. Management has established an allowance for losses equal to 3.32% of net consumer finance receivables outstanding at December 31, 1995 compared to 2.83% at December 31, 1994; the increase in the percentage is due to the acquisition of the ITT portfolio which had a higher ratio of allowance for losses to net consumer finance receivables outstanding.

When foreclosure proceedings begin on an account secured with real estate, the account is moved from finance receivables to other assets and is written down to the estimated realizable value of the collateral if less than the account balance. After foreclosure, repossessed assets are carried at the lower of cost or fair value less estimated selling costs. Accounts in foreclosure and repossessed assets held for sale totaled $207.3 million at December 31, 1995, of which 69% pertained to California, compared to $226.1 million at December 31, 1994, of which 79% pertained to California. Because future improvements may be impacted by factors such as economic conditions and the state of the real estate market, particularly in California, the extent and timing of any change in the trend of foreclosures and repossessed assets remains uncertain.

CONSUMER LENDING
____________________________________________________________________________
(Amounts in millions)                                 1995     1994     1993

REVENUES
Finance charges and related income                  $782.5   $690.6   $654.3

EXPENSES
Interest                                             317.9    250.8    242.3
Operating expenses                                   232.7    209.4    189.4
Provision for losses on receivables                   97.8     82.2     63.9
Income taxes                                          53.6     57.8     65.6
                                                    ______   ______   ______
                                                     702.0    600.2    561.2
                                                    ______   ______   ______
Income from operations                                80.5     90.4     93.1
Amortization of goodwill                              (0.1)    (0.1)    (0.1)
                                                    ______   ______   ______
Net income                                          $ 80.4   $ 90.3   $ 93.0
                                                    ======   ======   ======

                                Transamerica Corporation and Subsidiaries  51

COMMERCIAL LENDING

Income from operations increased $21.5 million (40%) in 1995 and $57.7 million in 1994. Operating results for 1995 included a $12.2 million after tax benefit from the reversal of a valuation allowance no longer required following the sale of assets held for sale (principally in Puerto Rico), and a $4.8 million after tax gain from the sale of a portfolio of consumer rediscount loans. Results for 1994 included a $5.5 million after tax charge for the relocation of the corporate home office, and a $4 million after tax gain from the sale of the repossessed rent-to-own stores. Results for 1993 included: (i) a $36 million after tax provision to reduce the net carrying value of repossessed rent-to-own stores to their estimated realizable value; (ii) an $8.8 million after tax charge for the restructuring of the commercial lending unit's infrastructure; (iii) a $4.2 million after tax provision for anticipated legal and other costs associated with the runoff of the liquidating portfolio; (iv) a $4.2 million tax benefit from the resolution of prior years' tax matters; and (v) a tax benefit of $1.4 million from the revaluation of the January 1, 1993 deferred tax liability for the effect of the one percent federal tax increase.

Excluding the items discussed above, commercial lending income from operations increased $3 million (6%) in 1995 and $15.8 million (40%) in 1994. The increases resulted from increased margins, reduced operating expenses and a lower provision for losses. Margins improved as a result of a greater spread between the indices at which the commercial lending operation loaned to customers and the indices at which funds were borrowed.

Revenues in 1995 increased $39.4 million (10%) due to a higher average portfolio yield attributable to higher interest rates. Revenues in 1994 increased $13.6 million (4%) as a result of increased average net receivables in the core businesses and a higher average portfolio yield attributable to rising interest rates.

Interest expense increased $29.7 million (25%) in 1995 and $9.6 million (9%) in 1994 due to a higher average interest rate on borrowings.

Operating expenses declined $7.8 million (5%) in 1995 and $21.3 million (11%) in 1994. Expenses in 1994 included a $9 million ($5.5 million after tax) charge for the relocation of the corporate home office, partially offset by the $5.3 million ($4 million after tax) gain on the sale of the repossessed rent-to-own stores. Operating expenses in 1993 include the previously described restructuring charge and provision for anticipated legal and other costs associated with the runoff of the liquidating portfolios aggregating $21.5 million ($13 million after tax). Excluding these items in both years, operating expenses decreased $4.1 million (3%) in 1995 and $3.5 million (2%) in 1994 mainly as a result of reduced expenses incurred in the management of the liquidating receivables portfolio and receivables included in assets held for sale which were disposed of in 1995.

The provision for losses on receivables declined $2.2 million (12%) in 1995 principally due to charges in 1994 related to the consumer rediscount loan portfolio which was sold in 1995 and lower losses during 1995 in the liquidating portfolio offset in part by an increased provision in the insurance premium finance business. The provision for losses on receivables in 1994 was $14.8 million (45%) less than in 1993 due to lower credit losses and lower delinquent and nonearning receivables. Credit losses, net of recoveries, as a percentage of average commercial finance receivables outstanding, net of unearned finance charges, were 0.34% in 1995, 0.29% in 1994 and 1.49% in 1993.

Net commercial finance receivables outstanding at December 31, 1995 increased $26.8 million (1%) from December 31, 1994. The higher net receivables reflect receivables growth in inventory finance and equipment finance and leasing operations. The equipment finance and leasing operation began operations during 1995 and provides collateralized equipment lending. These increases were offset in part by the 1995 sale of the consumer rediscount loan portfolio comprising $118 million of net outstanding receivables, the securitization of an additional $100 million of insurance premium finance receivables which increased the eligible pool from $375 million to $475 million for a three year term, and the liquidation and sale of $51.3 million in net receivables outstanding resulting from the decision to exit the operations in Puerto Rico. Management has established an allowance for losses equal to 2.51% of net commercial finance receivables outstanding as of December 31, 1995 compared to 2.96% at December 31, 1994. This decrease is primarily the result of selling the Puerto Rico receivables, which had a larger reserve requirement.

52  Transamerica Corporation and Subsidiaries

Delinquent receivables, which are defined as the instalment balance for inventory finance and asset based lending receivables and the receivable balance for all other receivables over 60 days past due, were $11.1 million (0.35% of receivables outstanding) at December 31, 1995 compared to $19.1 million (0.62% of receivables outstanding) at December 31, 1994.

Nonearning receivables, which are defined as balances from borrowers that are over 90 days delinquent or at such earlier time as full collectibility becomes doubtful, were $18 million (0.57% of receivables outstanding) at December 31, 1995 compared to $23.3 million (0.75% of receivables outstanding) at December 31, 1994. The decline in both delinquent and nonearning receivables was primarily due to the sale of the Puerto Rico receivables.

Assets held for sale as of December 31, 1995 totaled $4.5 million, net of a $6 million valuation allowance, and consisted of rent-to-own receivables of $5.6 million and other assets of $4.9 million. In 1995, the commercial lending operation sold substantially all of its rent-to-own receivables. Assets held for sale at December 31, 1994 totaled $10.9 million, net of a $65.1 million valuation allowance, and consisted of rent-to-own finance receivables of $72.4 million and other assets of $3.6 million. Of the finance receivables held for sale at December 31, 1995, none was classified as delinquent or nonearning compared to $24.5 million classified as both delinquent and nonearning at December 31, 1994.

During 1995, the commercial lending insurance premium finance operation entered into a three year arrangement in which it securitized a $475 million participation interest in a pool of its receivables. This agreement replaced a 1990 securitization of $375 million which expired in 1995. Proceeds from this transaction were used primarily to reduce debt. At December 31, 1995, $475 million of securitized insurance premium finance receivables remained outstanding. The commercial lending operation continues to service this portfolio and remains partially at risk through limited recourse provisions.

COMMERCIAL LENDING
____________________________________________________________________________
(Amounts in millions)                                 1995     1994     1993

REVENUES
Finance charges and related income                  $423.7   $384.3   $370.7

EXPENSES
Interest                                             148.7    119.0    109.4
Operating expenses                                   156.3    164.1    185.4
Provision for losses on receivables                   16.1     18.3     33.1
Provision (benefit) for losses on assets
  held for sale                                      (20.1)             50.0
Income taxes (benefit)                                47.5     29.2     (3.2)
                                                    ______   ______   ______
                                                     348.5    330.6    374.7
                                                    ______   ______   ______
Income (loss) from operations                         75.2     53.7     (4.0)
Amortization of goodwill                             (10.9)   (10.9)   (10.9)
Extraordinary loss from early extinguishment
  of debt                                                              (23.1)
                                                    ______   ______   ______
Net income (loss)                                   $ 64.3   $ 42.8   $(38.0)
                                                    ======   ======   ======


                                Transamerica Corporation and Subsidiaries  53

LEASING

The leasing operation has grown substantially since 1993 largely due to the March 1994 acquisition of substantially all the operating assets of the Container Operations of Tiphook plc ("Tiphook"), a London-based transportation equipment rental company, including certain dry cargo containers, tank containers, tank chassis, operating leases and other assets for $1,061.4 million in cash. The acquired fleet of standard containers and tank containers totaled 363,000 units which by December 31, 1994 were integrated into the leasing operation. The transaction has been accounted for as a purchase and the revenues and expenses associated with operating the assets acquired have been included in the results of the leasing operation from the date of acquisition. This acquisition is the primary reason revenues and expenses increased by more than 50% in 1994.

Leasing income from operations for 1995 increased $11.5 million (18%) mainly due to higher utilization and increased fleet size in the standard, refrigerated and tank container fleet lines, as well as an increase in the European trailer fleet. A 1995 increase in sales of used equipment resulted in additional gains of $7.2 million after tax. Earnings in 1995 also benefited from a $2.2 million after tax favorable depreciation adjustment resulting from the final settlement of the Tiphook purchase price and a $1.8 million resolution of an outstanding state tax issue. Partially offsetting these increases were lower earnings in the rail trailer business which experienced a downturn in utilization resulting from decreased U.S. intermodal loadings.

Leasing income from operations for 1994 increased $10 million (18%). Included in the 1993 results was a $4.3 million additional tax provision

LEASING
____________________________________________________________________________
(Amounts in millions)                                 1995     1994     1993

REVENUES
Total leasing revenues                              $733.9   $637.9   $407.8

EXPENSES
Operating expenses                                   126.5    126.3     81.9
Depreciation on equipment held for lease             236.6    197.3    102.5
Selling and administrative expenses                   95.1     94.6     65.5
Interest                                             154.0    115.7     64.4
Income taxes                                          46.6     40.4     39.9
                                                    ______   ______   ______
                                                     658.8    574.3    354.2
                                                    ______   ______   ______
Income from operations                                75.1     63.6     53.6
Amortization of goodwill                              (2.0)    (2.0)    (2.0)
                                                    ______   ______   ______
Net income                                          $ 73.1   $ 61.6   $ 51.6
                                                    ======   ======   ======

54 Transamerica Corporation and Subsidiaries from the revaluation of the January 1, 1993 deferred tax liability. Excluding the effect of this adjustment, leasing income increased $5.7 million (10%) in 1994. The increase was primarily due to a larger fleet size, more on-hire rail trailer and chassis units and an increased finance lease portfolio, partially offset by lower utilization and rates in the standard container line.

Revenues for 1995 increased $96 million (15%). The increase was due to additional on-hire standard, tank and refrigerated containers, chassis and European trailers. Revenues also increased due to a larger standard and tank container fleet, resulting from the acquisition of the container division assets of Tiphook. Partially offsetting these increases were lower revenues in the rail trailer business resulting from fewer units on-hire.

Revenues for 1994 increased $230.1 million (56%). The increase was due primarily to the acquisition of the container division assets of Tiphook. Revenue increases were also generated by a larger fleet of new standard and refrigerated containers, more on-hire rail trailer and chassis units and a larger finance lease portfolio.

Expenses increased $78.3 million (15%) in 1995 mainly due to higher depreciation expense, interest expense and operating costs associated with larger standard, tank and refrigerated container, chassis and European trailer fleets.

Expenses increased $219.6 million (70%) in 1994 mainly due to higher depreciation expense, interest expense and operating costs related to the acquisition of the container division assets of Tiphook.

The combined utilization of standard containers, refrigerated containers, domestic containers, tank containers and chassis averaged 85% in 1995, 81% in 1994, and 83% in 1993. Rail trailer utilization was 77% in 1995, 92% in 1994, and 91% in 1993. European trailer utilization was 95% in 1995, 96% in 1994, and 89% in 1993. Utilization of the company's fleet is dependent upon worldwide economic conditions, market pressures and industry fleet size.

The company's standard container, refrigerated container, domestic container, tank container and chassis fleet of 708,400 units increased by 23,000 units (3%) in 1995, and 369,400 units (117%) in 1994. The 1994 increase was largely due to the acquisition of the container division assets of Tiphook. The rail trailer fleet of 36,900 units decreased by 2,400 units (6%) in 1995 after a 2,800 unit (8%) increase in 1994. The European over-the-road trailer fleet of 7,700 units increased by 2,000 units (35%) in 1995 and 1,900 units (50%) in 1994.

                                Transamerica Corporation and Subsidiaries  55

REAL ESTATE SERVICES

Real estate services comprise Transamerica's real estate tax, real estate investments, property management, and other services. This segment also includes Transamerica's asset management operation which was sold in 1995. For purposes of this discussion asset management's results have been segregated.

The real estate services' income from operations for 1995 decreased $35.6 million (64%). The 1995 decrease includes an $8.8 million after tax restructuring charge principally in connection with the relocation and consolidation of the real estate tax service business. Excluding the effect of the restructuring charge, real estate services income from operations for 1995 and 1994 decreased $26.8 million (48%) and $28.4 million (34%), primarily due to a significant decline in real estate tax service revenues caused by lower mortgage refinancings.

Revenues decreased $37 million (13%) in 1995 and $32.2 million (10%) in 1994 as a result of decreased business at the real estate tax service operation.

Funds required for capital expenditures and working capital are generated by operations. Cash, cash equivalents and accounts receivable, which totaled $107.5 million at December 31, 1995 and $74.1 million at December 31, 1994, are the real estate services' operations principal sources of liquidity.

Asset management in 1995 comprised Criterion Investment Management Company
(CIMC), which on May 2, 1995 sold substantially all of its assets for gross proceeds of $60 million, and in 1994, Transamerica Fund Management Company which was sold on December 21, 1994 for gross proceeds of $100 million. The CIMC transaction resulted in a $4.8 million after tax gain. Asset management's net income for 1995 was $6.2 million compared to $6.6 million for 1994 and a net loss of $1.3 million for 1993. Operating results for 1995, 1994 and 1993 were income of $6.5 million, $8.3 million and $300,000. The 1994 improvement was due primarily to a $4.9 million gain on sale of Transamerica Fund Management Company and lower operating expenses within the mutual fund business.


56  Transamerica Corporation and Subsidiaries

REAL ESTATE SERVICES*
____________________________________________________________________________
(Amounts in millions)                                 1995     1994     1993

ASSETS
Cash, cash equivalents and accounts receivable      $107.5   $ 74.1   $115.6
Investments                                          152.5    127.2     64.3
Land and buildings                                   168.4    149.2    166.4
Other assets                                         120.2    119.0    102.8
                                                    ______   ______   ______
                                                    $548.6   $469.5   $449.1
                                                    ======   ======   ======
LIABILITIES AND EQUITY
Loss and future service reserves                    $156.6   $137.9   $104.7
Notes and loans payable                              149.2    109.2     96.9
Other liabilities                                     55.7     56.1     63.2
Equity                                               187.1    166.3    184.3
                                                    ______   ______   ______
                                                    $548.6   $469.5   $449.1
                                                    ======   ======   ======
REVENUES
Real estate services revenues                       $254.4   $291.4   $323.6

EXPENSES
Salaries and other operating expenses                223.6    199.6    187.2
Income taxes                                          10.5     35.9     52.1
                                                    ______   ______   ______
                                                     234.1    235.5    239.3
                                                    ______   ______   ______
Income from operations                                20.3     55.9     84.3
Amortization of goodwill                              (0.1)    (0.1)    (0.1)
                                                    ______   ______   ______
Net income                                          $ 20.2   $ 55.8   $ 84.2
                                                    ======   ======   ======
SOURCE OF CASH
Cash provided by operations                         $ 33.5   $133.6   $ 67.9
Proceeds from debt financing                          22.6     11.5     12.8
                                                    ______   ______   ______
                                                    $ 56.1   $145.1   $ 80.7
                                                    ======   ======   ======
APPLICATION OF CASH
Equity transactions                                 $ 15.1   $ 76.0   $ 55.2
Net purchases of investments                          12.9     61.9      0.4
Payments of notes and loans                           10.0      0.9      2.4
Other                                                 18.1      6.3     22.7
                                                    ______   ______   ______
                                                    $ 56.1   $145.1   $ 80.7
                                                    ======   ======   ======
*Excludes Asset Management financial data.

                                Transamerica Corporation and Subsidiaries  57

UNALLOCATED INTEREST AND OTHER EXPENSES

Unallocated costs, after related income taxes, are summarized as follows:
____________________________________________________________________________
(Amounts in millions)        1995    1994    1993

Interest expense           $ 52.8  $ 50.2  $ 54.1
Other expenses
  (income)                   46.1    44.2   (48.0)
                           ______  ______  ______
                           $ 98.9  $ 94.4  $  6.1
                           ======  ======  ======

Interest expense, after related income taxes, increased $2.6 million (5%) in 1995 and decreased $3.9 million (7%) in 1994. The 1995 increase was due to higher outstanding debt. The 1994 decrease was due to a lower level of borrowings and lower average interest rates. The lower borrowing level in 1994 was primarily due to the repayment of debt with proceeds from the 1993 sale of the discontinued property and casualty insurance operation and the sale of Transamerica's investment in Sedgwick Group plc in April 1994.

Other expenses, after related income taxes, for 1995 included a $25.6 million benefit from the satisfactory resolution of prior years' tax matters. This benefit was partially offset by a $21.5 million after tax provision for an expected loss on the Transamerica Center in downtown Los Angeles in anticipation of a planned sale and leaseback transaction that is subject to regulatory approval.

Excluding the items discussed above, other expenses increased $6 million in 1995 primarily due to the continuing centralization of certain administrative functions which resulted in overall cost savings. These functions were previously performed at the individual business units.

Other expenses, after related income taxes, in 1993 included a tax benefit of $90 million for the reversal of certain tax reserves, offset in part by a $4 million after tax provision for restructuring corporate-wide administrative functions, a $3 million additional after tax provision to increase the supplemental (nonqualified) pension liability and an additional tax provision of $3.8 million from the revaluation of the January 1, 1993 deferred tax liability. Excluding these items, other expenses increased $13 million (41%) in 1994. The 1994 increase was primarily due to higher costs, principally salary and benefits, as a result of centralizing certain administrative functions.

58  Transamerica Corporation and Subsidiaries

CORPORATE LIQUIDITY

Transamerica Corporation receives funds from its subsidiaries in the form of dividends, income taxes and interest on loans. The Corporation uses these funds to pay dividends to its stockholders or purchase shares, reinvest in the operations of its subsidiaries and pay corporate interest, expenses and taxes. Reinvested funds are allocated among subsidiaries on the basis of expected returns and creation of shareholder value. Reinvestment may be accomplished by allowing a subsidiary to retain all or a portion of its earnings, or by making capital contributions or loans.

The Corporation also borrows funds to finance acquisitions or to lend to certain of its subsidiaries to finance their working capital needs. Subsidiaries are required to maintain prudent financial ratios consistent with other companies in their respective industries and retain the capacity through committed credit lines to repay working capital loans from the Corporation. At December 31, 1995, Transamerica and its subsidiaries had short-term borrowings, principally commercial paper, totaling $4.8 billion, supported by credit agreements with 62 banks. It is the policy of the Corporation to maintain credit line coverage at least equal to 100% of short-term borrowings. Availability under such lines at December 31, 1995, amounted to $5.2 billion or 110% of these borrowings; credit support equal to 82% of the borrowings was with banks rated AAA/AA or the equivalent by one or more of the major credit rating agencies.

The Corporation has established a program to offer publicly, from time to time, $200 million of its Medium-Term Notes, Series B. The notes will be issued pursuant to a shelf registration filed with the Securities and Exchange Commission that enables the Corporation to offer publicly up to $500 million of debt securities with varying terms. None of these debt securities has been issued. The securities may be senior or subordinated and, if subordinated, may be convertible into common stock. The proceeds from the sale of the debt securities, including the notes, may be used for general corporate purposes.

The Corporation's commercial paper, senior debt and preferred stock are rated by independent rating agencies. The Corporation continues to maintain debt to capital ratios consistent with its current ratings.

Additionally, Transamerica Finance Corporation, a wholly owned subsidiary of Transamerica and also an SEC registrant, issues public debt to fund the consumer lending, commercial lending and leasing operations.

In May 1995, Transamerica sold the assets of its investment management subsidiary, Criterion Investment Management Company. Proceeds from the sale were $60 million and were used by Transamerica to reduce debt.

As previously discussed, in March 1995 Transamerica acquired a portfolio of approximately 40,000 home equity loans from ITT for $1,027.3 million in cash. The purchase was funded primarily with long-term debt with the remainder funded by short-term bank financing. For a discussion of this transaction see "Consumer Lending."

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

In April 1994, Transamerica sold its remaining 21% ownership interest in Sedgwick Group plc. Proceeds from the sale were $326.4 million and were used by Transamerica to purchase 4.5 million shares of its common stock and reduce debt.

In March 1994, Transamerica acquired substantially all the operating assets of the container operations of Tiphook plc, a London-based transportation equipment rental company, for $1,061.4 million in cash. The initial financing of the acquisition was provided through short-term bank loans which have been repaid and refinanced with long-term debt.

                                Transamerica Corporation and Subsidiaries  59

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

In December 1993, the commercial lending operation redeemed $125 million of deep discount, long-term debt with a book value of $90.7 million, which resulted in a $23.1 million after tax extra-ordinary loss.

Stockholders' Equity

In June 1995, Transamerica announced that its board of directors had authorized additional purchases of up to 2 million shares of the company's common stock of which 1,445,000 had been purchased as of December 31, 1995. As a result of this, and other previously announced share purchase programs, during 1995 Transamerica purchased 2,386,200 shares for $148.1 million (an average price of $62.06 per share).

In June 1994, Transamerica completed a "Dutch Auction" tender offer to purchase 4.5 million shares of its common stock, at a price of $54.75 per share. Transamerica used a portion of the net proceeds from the sale of its remaining 21% ownership interest in Sedgwick Group plc to purchase these shares.

As a result of the June 1995 program and Dutch Auction tender discussed above, and the purchase of 7.2 million shares under three previously announced share purchase programs beginning in 1993, the number of common shares outstanding at December 31, 1995 was 68 million compared to 69.4 million at December 31, 1994 and 76.4 million at December 31, 1993.

In November 1994, Transamerica completed a tender offer to redeem for cash 4.4 million depositary shares of its 8.5% Series D Preferred Stock at a price of $26 per depositary share. As a result of the tender offer, $6.7 million of premium and expenses related to the transaction was charged directly to stockholders' equity and resulted in a 9 cent reduction in 1994 earnings per share.

60  Transamerica Corporation and Subsidiaries

INVESTMENT PORTFOLIO

Transamerica, principally through its life insurance subsidiaries, maintains an investment portfolio aggregating $28 billion at December 31, 1995, of which $26.1 billion was invested in fixed maturities. At December 31, 1995, 96% of the fixed maturities was rated as "investment grade," with an additional 3% in the BB category or its equivalent. "Investment grade" is generally defined as any issue rated above the Ba category by Moody's Investors Service or above the BB category by Standard & Poor's Corporation. The amortized cost of fixed maturities was $24.1 billion resulting in a net unrealized gain position, before the effects of income taxes, of $2 billion at December 31, 1995. Fixed maturity investments are used primarily to support insurance reserves. The amortized cost of delinquent below investment grade securities before provision for impairment in value was $6.9 million at December 31, 1995 compared to $12.4 million at December 31, 1994. Provision for impairment in value has been made to reduce certain fixed maturity investments by $71.4 million at December 31, 1995 and $92.1 million at December 31, 1994.

The net unrealized gain/loss from investments marked to fair value, after related taxes and deferred policy acquisition cost and policyholder liability adjustments, which is included in stockholders' equity was a gain of $1.1 billion at December 31, 1995 compared to a loss of $265.1 million at December 31, 1994.

In 1994, Transamerica adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, changes in stockholders' equity caused by changes in the fair value of the investment portfolio in 1995 and 1994 are not comparable to 1993 because in 1993 investments in fixed maturities were carried at amortized cost.

In addition to the investments in fixed maturities, $594.5 million (2% of the investment portfolio) was invested in mortgage loans and real estate including $544.9 million in commercial mortgage loans, $78.1 million in real estate investments, $20 million in foreclosed real estate and $300,000 in residential mortgage loans. Problem loans, defined as restructured loans yielding less than 8% and delinquent loans, totaled $3.9 million at December 31, 1995 and $7.7 million at December 31, 1994. Allowances for possible losses of $48.8 million at December 31, 1995 and $49.7 million at December 31, 1994 have been established to cover the possible losses from mortgage loans and real estate investments.

                                Transamerica Corporation and Subsidiaries  61

CONSOLIDATED BALANCE SHEET
____________________________________________________________________________
December 31                                                 1995        1994

ASSETS
Investments, principally of life insurance
    subsidiaries:
  Fixed maturities                                     $26,076.1   $21,037.0
  Equity securities                                        703.2       427.2
  Mortgage loans and real estate                           594.5       455.5
  Loans to life insurance policyholders                    426.4       412.9
  Short-term investments                                   226.5       163.7
                                                       _________   _________
                                                        28,026.7    22,496.3

Finance receivables, of which $3,821.1 in
  1995 and $3,460.1 in 1994 matures within
  one year                                               8,287.8     7,426.1
Less unearned fees ($289.7 in 1995 and $248.2
  in 1994) and allowance for losses                        529.7       455.2
                                                       _________   _________
                                                         7,758.1     6,970.9

Cash and cash equivalents                                   67.6        64.3
Trade and other accounts receivable                      3,130.1     2,610.3
Property and equipment, less accumulated
    depreciation of $1,140.6 in 1995 and
    $974.9 in 1994:
  Land, buildings and equipment                            411.5       360.7
  Equipment held for lease                               2,862.0     2,606.6
Deferred policy acquisition costs                        1,974.2     2,480.5
Separate accounts administered by life
  insurance subsidiaries                                 2,533.4     1,666.5
Goodwill, less accumulated amortization of
  $130.8 in 1995 and $123.2 in 1994                        402.4       443.7
Other assets                                               778.5       694.0
                                                       _________   _________
                                                       $47,944.5   $40,393.8
                                                       =========   =========

(Amounts in millions except for share data)
See notes to financial statements

62  Transamerica Corporation and Subsidiaries

____________________________________________________________________________
December 31                                                 1995        1994

LIABILITIES AND STOCKHOLDERS' EQUITY
Life insurance policy liabilities                      $27,893.4   $24,731.7

Notes and loans payable, principally of
  finance subsidiaries, of which $996.3 in
  1995 and $1,684 in 1994 matures within
  one year                                              10,337.8     9,173.1

Accounts payable and other liabilities                   1,672.4     1,627.5
Income taxes, of which $891.5 in 1995
  and $6.6 in 1994 is deferred                           1,007.6       259.2
Separate account liabilities                             2,533.4     1,666.5

Minority interest in preferred securities
  of affiliate                                             200.0       200.0

Stockholders' equity:
  Preferred stock ($100 par value):
    Authorized--1,200,000 shares; issuable
      in series
    Outstanding--Dutch Auction Rate Transferable
      Securities, 2,250 shares, at liquidation
      preference of $100,000 per share                     225.0       225.0
    Outstanding--Series D, 180,091 shares in
      1995 and 181,642 shares in 1994 at
      liquidation preference of $500 per share              90.0        90.8
  Common stock ($1 par value):
    Authorized--150,000,000 shares
    Outstanding--67,989,508 shares in 1995 and
      69,395,099 shares in 1994, after deducting
      11,748,954 and 10,343,363 shares in treasury
      in 1995 and 1994                                      68.0        69.4
  Additional paid-in capital                                            96.5
  Retained earnings                                      2,866.0     2,557.4
  Net unrealized gain (loss) from investments
    marked to fair value                                 1,079.9      (265.1)
  Foreign currency translation adjustments                 (29.0)      (38.2)
                                                       _________   _________
                                                         4,299.9     2,735.8
                                                       _________   _________
                                                       $47,944.5   $40,393.8
                                                       =========   =========

                                Transamerica Corporation and Subsidiaries  63

CONSOLIDATED STATEMENT OF INCOME
____________________________________________________________________________
Year ended December 31                            1995       1994       1993

REVENUES
Life insurance premiums and related
  income                                      $1,862.8   $1,495.2   $1,255.7
Investment income                              1,990.3    1,782.6    1,749.9
Finance charges and other fees                 1,165.4    1,041.6      990.1
Leasing revenues                                 703.1      620.7      388.3
Real estate and tax service revenues             212.8      256.0      293.3
Gain on investment transactions                   52.9       23.1       39.0
Other                                            113.8      135.3       97.0
                                              ________   ________   ________
                                               6,101.1    5,354.5    4,813.3

EXPENSES
Life insurance benefits                        2,858.7    2,356.4    2,145.9
Life insurance underwriting, acquisition
  and other expenses                             549.4      530.0      499.8
Leasing operating and maintenance costs          363.1      323.6      184.4
Interest and debt expense                        716.7      573.7      511.6
Provision for losses on receivables
  and assets held for sale                        93.8      100.6      147.0
Other, including administrative and
  general expenses                               814.4      779.9      736.5
                                              ________   ________   ________
                                               5,396.1    4,664.2    4,225.2
                                              ________   ________   ________
                                                 705.0      690.3      588.1
Income taxes                                     234.5      262.4      140.6
                                              ________   ________   ________
Income from continuing operations                470.5      427.9      447.5
Loss from discontinued operations                            (0.7)     (47.0)
Extraordinary loss on early extinguishment
  of debt                                                              (23.1)
                                              ________   ________   ________
Net income                                    $  470.5   $  427.2   $  377.4
                                              ========   ========   ========
EARNINGS PER SHARE OF COMMON STOCK
Income from continuing operations             $   6.58   $   5.46   $   5.40
Loss from discontinued operations                           (0.01)     (0.60)
Extraordinary loss on early extinguishment
  of debt                                                              (0.29)
                                              ________   ________   ________
Net income                                    $   6.58   $   5.45   $   4.51
                                              ========   ========   ========

(Amounts in millions except for share data)
See notes to financial statements

64  Transamerica Corporation and Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS
____________________________________________________________________________
Year ended December 31                          1995        1994        1993

OPERATING ACTIVITIES
Income from continuing operations          $   470.5   $   427.9   $   447.5
Adjustments to reconcile income from
    continuing operations to net cash
    provided by operating activities:
  Increase in life insurance policy
    liabilities, excluding policyholder
    balances on interest-sensitive
    policies                                 1,272.8       813.8       927.3
  Amortization of policy acquisition
    costs                                      191.3       182.3       232.7
  Policy acquisition costs deferred           (381.8)     (394.9)     (350.0)
  Depreciation and amortization                306.5       263.2       159.8
  Other                                       (626.3)       81.6      (327.8)
                                           _________   _________   _________
Net cash provided by continuing
  operations                                 1,233.0     1,373.9     1,089.5

INVESTING ACTIVITIES
Finance receivables originated             (19,247.3)  (17,277.1)  (13,664.0)
Finance receivables collected               19,251.2    16,639.5    13,375.2
Purchase of investments                     (6,256.3)   (9,656.4)  (12,102.5)
Sales and maturities of investments          4,204.9     7,151.4     9,647.5
Purchase of the container division
  assets of Tiphook plc                                 (1,061.4)
Purchase of finance receivables and
  other assets from ITT Consumer
  Financial Corporation                     (1,027.3)
Proceeds from sale of discontinued
  operations                                               326.4     1,031.8
Cash transactions with discontinued
  operations                                                 5.4      (399.3)
Other                                         (568.2)     (506.3)     (475.5)
                                           _________   _________   _________
Net cash used by investing
  activities                                (3,643.0)   (4,378.5)   (2,586.8)

FINANCING ACTIVITIES
Proceeds from debt financing                 8,476.9     7,197.6     5,308.2
Payments of notes and loans                 (7,330.4)   (5,766.2)   (5,239.5)
Receipts from interest-sensitive
  policies credited to policyholder
  account balances                           5,151.4     4,434.7     4,166.3
Return of policyholder balances on
  interest-sensitive policies               (3,624.0)   (2,419.9)   (2,313.2)
Proceeds from sale of preferred
  securities of affiliate                                  192.6
Redemption of preferred stock                   (0.8)     (115.9)
Treasury stock purchases                      (155.4)     (387.0)     (207.6)
Other common stock transactions                 51.0         8.0        33.5
Dividends                                     (155.4)     (167.7)     (179.7)
                                           _________   _________   _________
Net cash provided by financing
  activities                                 2,413.3     2,976.2     1,568.0
                                           _________   _________   _________
Increase (decrease) in cash and
  cash equivalents                               3.3       (28.4)       70.7
Cash and cash equivalents at beginning
  of year                                       64.3        92.7        22.0
                                           _________   _________   _________
Cash and cash equivalents at end
  of year                                  $    67.6   $    64.3   $    92.7
                                           =========   =========   =========

(Amounts in millions)
See notes to financial statements

                                Transamerica Corporation and Subsidiaries  65

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
____________________________________________________________________________________________________________
                                                                                Net Unrealized
                                                                              Gain (Loss) from       Foreign
                                                      Additional                   Investments      Currency
                                 Preferred   Common      Paid-in   Retained             Marked   Translation
                                     Stock    Stock      Capital   Earnings      to Fair Value   Adjustments

BALANCE AT DECEMBER 31, 1992        $425.0    $79.2       $646.5   $2,100.2           $   83.5        $(34.3)

Net income                                                            377.4
Dividends declared:
  On common stock                                                    (156.1)
  On preferred stock                                                  (23.6)
Common stock issued                             0.9         32.6
Treasury stock purchased                       (3.7)      (203.9)
Other changes                                                                             40.6          (0.8)
                                    ______    _____       ______   ________           ________        ______
BALANCE AT DECEMBER 31, 1993         425.0     76.4        475.2    2,297.9              124.1         (35.1)

Effect of adopting Statement
  of Financial Accounting
  Standards No. 115                                                                      804.5
Net income                                                            427.2
Dividends declared:
  On common stock                                                    (142.8)
  On preferred stock                                                  (24.9)
Common stock issued                             0.2          7.8
Treasury stock purchased                       (7.2)      (379.8)
Redemption of preferred stock       (109.2)                 (6.7)
Other changes                                                                         (1,193.7)         (3.1)
                                    ______    _____       ______   ________           ________        ______
BALANCE AT DECEMBER 31, 1994         315.8     69.4         96.5    2,557.4             (265.1)        (38.2)

Net income                                                            470.5
Dividends declared:
  On common stock                                                    (137.4)
  On preferred stock                                                  (18.0)
Common stock issued                             1.1         49.9
Treasury stock purchased                       (2.5)      (146.4)      (6.5)
Redemption of preferred stock         (0.8)
Other changes                                                                          1,345.0           9.2
                                    ______    _____       ______   ________           ________        ______
BALANCE AT DECEMBER 31, 1995        $315.0    $68.0       $        $2,866.0           $1,079.9        $(29.0)
                                    ======    =====       ======   ========           ========        ======

(Amounts in millions)
See notes to financial statements


66  Transamerica Corporation and Subsidiaries

NOTES TO FINANCIAL STATEMENTS                              December 31, 1995
____________________________________________________________________________
A  SIGNIFICANT ACCOUNTING POLICIES

BUSINESS
Transamerica Corporation is a financial services organization which engages through its subsidiaries in life insurance, consumer lending, commercial lending, leasing and real estate services. The United States represents the primary market for the services offered by most of Transamerica's subsidiaries except for the leasing business which operates in the container shipping business worldwide.

CONSOLIDATION
The consolidated financial statements include the accounts of Transamerica Corporation and its subsidiaries. Certain amounts reported in the consolidated financial statements are based on management estimates. The ultimate resolution of these items may differ from those estimates.

INVESTMENTS
Investments in fixed maturities, comprising bonds, notes and redeemable preferred stocks, are carried at fair value. Fair value for actively traded securities is based on quoted market prices. For fixed maturity securities not actively traded, including private placements, fair value is estimated using information obtained from independent pricing services. Investments in equity securities, comprising corporate common and nonredeemable preferred stocks, are carried at fair value based on quoted market prices. Changes to the carrying amount of fixed maturity and equity securities are included in stockholders' equity. Realized gains and losses on investment transactions are determined generally on a specific identification basis and reflected in earnings on the trade date.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include money market funds and marketable securities with original maturities of three months or less except for such securities held by the life insurance operation which are included in short-term investments.

DEPRECIATION AND AMORTIZATION
Property and equipment, which are stated on the basis of cost, are depreciated by use of the straight-line method over their estimated useful lives. Other intangible assets, principally renewal, referral and other rights incident to businesses acquired, are amortized over estimated future benefit periods ranging from five to 25 years in proportion to acquired gross profits. Goodwill is amortized over periods up to 40 years.

INCOME TAXES
Transamerica provides deferred taxes based on enacted tax rates in effect on the dates temporary differences between the book and tax bases of assets and liabilities reverse.

FINANCE
Finance charges are generally recognized as earned on an effective yield method, except that accrual of finance charges is suspended on accounts that become past due contractually in excess of 29 days for consumer loans or 90 days for commercial loans.

Leasing revenues are recognized in the period earned.

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

Life insurance premiums are generally recognized as earned over the premium paying periods, with reserves for future benefits established from such premiums on a net-level premium method based upon estimated investment yields, withdrawals, mortality and other assumptions which were appropriate at the time the policies were issued. Premiums and deposits for universal life and other interest-sensitive life insurance products that do not involve significant mortality or morbidity risk are recorded as liabilities. Costs of acquiring new life insurance business, principally commissions and certain variable underwriting and field office expenses, all of which vary with and are primarily related to the production of new business, are deferred. Deferred policy acquisition costs for universal life and other

                                Transamerica Corporation and Subsidiaries  67
interest-sensitive life insurance products are amortized in proportion to the present value of gross profit. Deferred policy acquisition costs for traditional life insurance products are amortized over the premium-paying period of the related policies in proportion to premium revenue recognized. Although realization of the benefits associated with deferred policy acquisition costs is not assured, management believes it is more likely than not that such amounts will be realized. Adequate provision is made for reported and unreported claims and related expenses.

DERIVATIVES
Transamerica uses derivative financial instruments to hedge some of its interest rate risk. The cost of each derivative contract is amortized over the life of the contract. The amortization is classified with the results of the underlying hedged item. Certain contracts are designated as hedges of specific assets within the investment portfolio and to the extent those investments are marked to market, the hedge contracts are also marked to market and included as an adjustment to the underlying asset value. Other contracts are designated and accounted for as hedges of certain of Transamerica's liabilities and outstanding indebtedness and are not marked to market. Gains or losses on terminated hedges are deferred and amortized over the remaining life of the hedged item.

STOCK BASED COMPENSATION
Transamerica accounts for stock based compensation under the provisions of Accounting Principles Board Opinion No. 25 and intends to continue to do so.

NEW ACCOUNTING STANDARDS
In 1995, Transamerica adopted the Financial Accounting Standards Board's new standard on accounting for impairment of loans. The new standard requires that impaired loans be measured based on either the fair value of the loan, if discernible, the present value of expected cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral dependent. The new standard did not have a material effect on the consolidated financial statements of Transamerica.

In March 1995, the Financial Accounting Standards Board issued a new standard on accounting for the impairment of long lived assets and for long lived assets to be disposed of. Transamerica will adopt this new standard in the first quarter of 1996. The new standard requires that Transamerica assess whether the carrying amount of an asset is recoverable whenever events or changes in circumstances indicate that a significant change in the value of the asset may have occurred. At adoption this new standard will not have a material effect on the consolidated financial statements of Transamerica.

In May 1995, the Financial Accounting Standards Board issued a new standard on accounting for mortgage servicing rights. Transamerica will adopt this new standard in the first quarter of 1996. The new standard requires that mortgage servicing rights be capitalized when acquired either through the purchase or origination of mortgage loans that are subsequently sold or securitized with the servicing rights retained and when the relative fair values of the loans and the related mortgage servicing rights can be estimated. At adoption this new standard will not have a material effect on the consolidated financial statements of Transamerica.

In 1994, Transamerica adopted the Financial Accounting Standards Board's new standard on accounting for certain investments in debt and equity securities. Beginning in 1994 with the adoption of this standard, all of Transamerica's investments in debt securities have been classified as available for sale and reported at fair value. To the extent the securities marked to fair value relate to interest-sensitive products, an adjustment to deferred policy acquisition costs is also made. In addition, the reserves for future benefits are evaluated as if the unrealized gains on debt securities were realized, and adjusted for any resultant premium deficiencies. The effect of these adjustments, net of federal income taxes, is recorded in a separate component of stockholders' equity. There is no effect on the income statement. Prior to 1994 investments in debt securities were carried at amortized cost.

EARNINGS PER SHARE OF COMMON STOCK
Earnings per share of common stock are based on the weighted average number of shares outstanding (68,758,000 in 1995, 72,592,000 in 1994, and 78,495,000 in
1993) after deduction of preferred dividends and, in 1994, premium and expenses of $6.7 million on the redemption of the Series D preferred stock.

68  Transamerica Corporation and Subsidiaries

B  MINORITY INTEREST

In October 1994, Transamerica Delaware, LP, an affiliate of Transamerica, issued $200 million of 9.125% cumulative Monthly Income Preferred Securities
(MIPS) payable October 25, 2024. The affiliate may redeem the outstanding MIPS, in whole or in part, on or after October 25, 1999. Transamerica has agreed to guarantee to pay in full any accrued and unpaid dividends declared, or the redemption price including accrued and unpaid dividends, if the securities are redeemed by the affiliate. Interest on the outstanding MIPS is cumulative and payable monthly in arrears. The fair value of this obligation at December 31, 1995, and 1994 was $220 million and $199 million.

C  STOCK OPTION PLANS

At December 31, 1995, under Transamerica's stock option plans, 15,389,110 shares of common stock (11,457,178 shares at December 31, 1994) were reserved principally for sale to key employees of the Corporation and subsidiaries at market value or higher on the option grant date. During 1995, options for 7,070,300 shares were granted, including options granted under the 1995 Performance Stock Option Plan discussed below, and options for 1,064,798 shares were cancelled due to forfeiture. Options were exercised for 1,068,068 shares in 1995, 194,823 shares in 1994 and 1,019,081 shares in 1993, at aggregate option prices of $41.1 million, $7 million and $36 million. Of the options for 11,615,958 shares outstanding at December 31, 1995 (6,678,524 shares at December 31, 1994) at an aggregate option price of $739.6 million, options for 3,532,683 shares were exercisable. In February 1996, options for 1,406,900 shares were granted at an option price equal to market value on the date granted.

In April 1995, the stockholders approved the 1995 Performance Stock Option Plan and, under the terms of the Plan, Transamerica made three separate one-time grants of nonqualified stock options totaling 5 million shares. Options for 1,025,000 shares were granted at an exercise price of $60 per share, which vest ratably on the third, fourth and fifth anniversaries of the date of grant. Options for 1,325,000 shares were granted with an exercise price of $82 per share, all of which will be forfeited if the Corporation's common stock does not reach $82 within five years from the date of grant. Options for 2,650,000 shares were granted with an exercise price of $100, all of which will be forfeited if the Corporation's common stock does not reach $100 within seven years from the date of grant.

D  CAPITAL STOCK

Transamerica has outstanding 2,250 shares of Dutch Auction Rate Transferable Securities Preferred Stock (DARTS) ($100 par value, $100,000 liquidation value) in Series A-1, B-1 and C-1 of 750 shares each. Dividends, which are cumulative and are based on par value, are normally determined every 49 days through auction procedures. The dividend rates for Series A-1, B-1 and C-1 shares were 4.49%, 5.10% and 4.40% at December 31, 1995 and 5.00%, 4.69% and
4.59% at December 31, 1994.

Transamerica also has outstanding 3,601,827 depositary shares at December 31, 1995 (3,632,827 shares at December 31, 1994) each representing a 1/20 interest in a share of its Series D Preferred Stock ($100 par value, $500 liquidation preference). Dividends, which are cumulative, are at the rate of 8.5% of the liquidation preference per annum.

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

At December 31, 1995, 5,000,000 shares of preference stock (without par value) were authorized but unissued.

                                Transamerica Corporation and Subsidiaries  69

E  FINANCIAL INSTRUMENTS

INVESTMENTS
The cost and fair value of fixed maturities and equity securities at December 31, 1995 and 1994 were as follows:

______________________________________________________________________________________________________

(Amounts in millions)                                                Gross         Gross
                                                                Unrealized    Unrealized
                                                         Cost        Gains        Losses    Fair Value
DECEMBER 31, 1995
U.S. Treasury securities and obligations of
  U.S. government authorities and agencies          $    98.9     $    7.5                   $   106.4
Obligations of states and political subdivisions        355.0         18.0      $    0.6         372.4
Foreign governments                                     110.2          9.2                       119.4
Corporate securities                                 11,803.4      1,133.2           8.6      12,928.0
Mortgage-backed securities                            7,300.5        487.2          37.1       7,750.6
Public utilities                                      4,381.7        393.4           2.9       4,772.2
Redeemable preferred stock                               23.7          3.9           0.5          27.1
                                                    _________     ________      ________     _________
Total fixed maturities                              $24,073.4     $2,052.4      $   49.7     $26,076.1
                                                    =========     ========      ========     =========
Equity securities                                   $   349.9     $  360.3      $    7.0     $   703.2
                                                    =========     ========      ========     =========
DECEMBER 31, 1994
U.S. Treasury securities and obligations of
  U.S. government authorities and agencies          $   224.1     $    0.7      $   20.2     $   204.6
Obligations of states and political subdivisions        341.9          3.6          10.0         335.5
Foreign governments                                     211.4          1.6           6.4         206.6
Corporate securities                                  9,384.4        134.1         398.9       9,119.6
Mortgage-backed securities                            7,792.5        105.2         530.3       7,367.4
Public utilities                                      3,990.1         48.6         238.5       3,800.2
Redeemable preferred stock                                3.6                        0.5           3.1
                                                    _________     ________      ________     _________
Total fixed maturities                              $21,948.0     $  293.8      $1,204.8     $21,037.0
                                                    =========     ========      ========     =========
Equity securities                                   $   275.4     $  167.2      $   15.4     $   427.2
                                                    =========     ========      ========     =========


The cost and fair value of fixed maturities at December 31, 1995 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
____________________________________________________________________________
(Amounts in millions)                                      Cost   Fair Value

Due in one year or less                               $   594.5    $   608.0
Due after one year through five years                   2,988.3      3,115.0
Due after five years through ten years                  3,778.1      4,031.6
Due after ten years                                     9,412.0     10,570.9
                                                      _________    _________
                                                       16,772.9     18,325.5
Mortgage-backed securities                              7,300.5      7,750.6
                                                      _________    _________
                                                      $24,073.4    $26,076.1
                                                      =========    =========

70  Transamerica Corporation and Subsidiaries

The carrying values and estimated fair values of investments in mortgage loans on real estate and loans to life insurance policyholders at December 31, 1995 and 1994 were as follows:
____________________________________________________________________________
(Amounts in millions)                                  Carrying    Estimated
                                                          Value   Fair Value
DECEMBER 31, 1995
Mortgage loans on real estate                            $523.7       $630.4
                                                         ======       ======
Loans to life insurance policyholders                    $426.4       $408.1
                                                         ======       ======
DECEMBER 31, 1994
Mortgage loans on real estate                            $354.1       $369.0
                                                         ======       ======
Loans to life insurance policyholders                    $412.9       $383.5
                                                         ======       ======

The fair values for mortgage loans on real estate and policyholder loans are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for calculation purposes.

Gain on investment transactions, included in consolidated revenues, comprises:
____________________________________________________________________________
(Amounts in millions)                               1995      1994      1993

Net gain on sale of investments                   $ 85.7    $ 50.1    $157.3
Provision for impairment in value                  (23.6)    (20.7)    (55.5)
Accelerated amortization of deferred policy
  acquisition costs                                 (9.2)     (6.3)    (62.8)
                                                  ______    ______    ______
                                                  $ 52.9    $ 23.1    $ 39.0
                                                  ======    ======    ======

Proceeds from sales of fixed maturities and equity securities were $4 billion in 1995, $2.7 billion in 1994 and $5.2 billion in 1993. Gross gains of $95 million in 1995, $107.5 million in 1994 and $325.3 million in 1993, and gross losses of $11.7 million in 1995, $67.5 million in 1994 and $163.6 million in 1993 were realized on those sales.

Transamerica and its subsidiaries use interest rate exchange and other agreements to hedge the interest rate sensitivity of a small portion of its fixed maturity investments.

The net unrealized gain (loss) included in stockholders' equity as a result of marking the fixed maturities and equity securities to fair value at December 31, 1995 and 1994 were as follows:
____________________________________________________________________________
(Amounts in millions)                                        1995       1994

Net unrealized gain on equity securities                 $  353.3    $ 151.8
Net unrealized gain (loss) on investments
  in fixed maturities                                     1,990.3     (899.7)
Net unrealized gain (loss) on derivative
  instruments which hedge a portion of
  investments in fixed maturities                            12.4      (11.3)
Adjustment to deferred policy acquisition costs            (355.6)     351.3
Adjustment to life insurance policy liabilities            (339.0)
Deferred income taxes                                      (581.5)     142.8
                                                         ________    _______
                                                         $1,079.9    $(265.1)
                                                         ========    =======

                                Transamerica Corporation and Subsidiaries  71

NOTES AND LOANS PAYABLE
____________________________________________________________________________
(Amounts in millions)                                        1995       1994

TRANSAMERICA FINANCE CORPORATION:
Short-term bank loans, commercial paper and
  currentportion of long-term debt                      $   743.3   $1,387.1
Long-term debt due subsequent to one year:
  Notes and debentures; interest at 5.24% to
    9.41%; maturing through 2010                          3,603.7    2,477.3
  Notes and debentures; interest at 13.8% to
    13.88%; maturity value of $582.8 million;
    maturing through 2012                                   162.0      154.2
  Commercial paper and other notes at various
    interest rates and terms supported by credit
    agreements expiring through 2000                      4,334.6    3,672.5
  Subordinated notes and debentures; interest
    at 5.57% to 9.95%; maturing through 2003                784.6      841.2
Loans due to parent company and other subsidiaries           61.7      192.0
                                                        _________   ________
                                                          9,689.9    8,724.3
PARENT COMPANY AND OTHER SUBSIDIARIES:
Short-term bank loans, commercial paper and
  current portion of long-term debt                         253.0      296.9
Long-term debt due subsequent to one year:
  Notes and debentures; interest at 6.5% to 9.88%;
    maturing through 2016                                   223.1      252.8
  Commercial paper and other notes at various
    interest rates and terms supported by credit
    agreements expiring through 1998                        211.3
  Notes at variable interest rates; maturing
    through 1998                                             22.2       91.1
Less loans to Transamerica Finance Corporation              (61.7)    (192.0)
                                                        _________   ________
                                                            647.9      448.8
                                                        _________   ________
                                                        $10,337.8   $9,173.1
                                                        =========   ========

The weighted average interest rate on short-term borrowings at December 31, 1995 and 1994 was 5.80% and 5.81%.

Assets with a net book value of $423.4 million at December 31, 1995, consisting primarily of land, buildings and equipment, are collateral for certain of the above debt.

The aggregate annual maturities for the four years subsequent to December 31, 1996 are $2 billion in 1997, $2.5 billion in 1998, $1.6 billion in 1999 and $2.1 billion in 2000.

Under credit agreements with various banks, Transamerica and its subsidiaries had the ability to borrow up to $5.2 billion with interest at variable rates at December 31, 1995. There were no borrowings outstanding under these credit lines at that date. These credit agreements, which expire through 2000, require a fee on the commitment.

Transamerica and its subsidiaries use interest rate exchange agreements to hedge the interest rate sensitivity of a portion of outstanding indebtedness.

Interest payments, net of amounts received from interest rate exchange agreements, totaled $696 million in 1995, $661.8 million in 1994 and $623.4 million in 1993.

The estimated fair value of notes and loans payable, using rates currently available for debt with similar terms and maturities, was $10,800 million at December 31, 1995 and $9,108 million at December 31, 1994.

72  Transamerica Corporation and Subsidiaries

CONCENTRATION OF RISK AND FAIR VALUE OF RECEIVABLES

Transamerica's consumer and commercial lending operations engage in the extension of credit to homeowners, electronics and appliance dealers, retail recreational products dealers, computer stores and others. The risk associated with that credit is subject to economic, competitive and other influences. While a substantial portion of the risk is diversified, certain operations are concentrated in one industry or geographic area.

Transamerica's finance receivables include $4 billion, net of unearned finance charges and insurance premiums, of real estate secured loans, principally first and second mortgages secured by residential properties of which approximately 37% were located in California. The commercial finance receivables portfolio represents lending arrangements with approximately 100,000 customers. At December 31, 1995, the portfolio included 15 customers with individual balances in excess of $15 million. These accounts represented 11% of total commercial net finance receivables outstanding at December 31, 1995.

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

The carrying amounts and estimated fair values of the finance receivable portfolio at December 31, 1995 and 1994 were as follows:
____________________________________________________________________________
(Amounts in millions)                                  Carrying    Estimated
                                                          Value   Fair Value
DECEMBER 31, 1995
Fixed rate receivables -
  Consumer                                             $4,772.2     $5,409.0
  Commercial                                              344.7        355.4
Variable rate receivables -
  Commercial                                            2,641.2      2,641.2
                                                       ________     ________
                                                       $7,758.1     $8,405.6
                                                       ========     ========
DECEMBER 31, 1994
Fixed rate receivables -
  Consumer                                             $4,024.8     $4,500.1
  Commercial                                              386.0        395.7
Variable rate receivables -
  Commercial                                            2,560.1      2,560.1
                                                       ________     ________
                                                       $6,970.9     $7,455.9
                                                       ========     ========

                                Transamerica Corporation and Subsidiaries  73

FAIR VALUE OF INVESTMENT CONTRACTS
Investment-type contracts are included in life insurance policy liabilities. Fair value of investment-type contracts is estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts. The carrying amounts and estimated fair values of the liabilities for investment-type contracts at December 31, 1995 and 1994 were as follows:
____________________________________________________________________________
(Amounts in millions)                                  Carrying    Estimated
                                                          Value   Value Fair
DECEMBER 31, 1995
Single and flexible premium deferred  annuities       $ 8,080.1    $ 7,518.2
Single premium immediate annuities                      4,124.0      4,677.7
Guaranteed investment contracts                         2,958.9      2,998.0
Other deposit contracts                                 2,785.7      2,848.3
                                                      _________    _________
                                                      $17,948.7    $18,042.2
                                                      =========    =========
DECEMBER 31, 1994
Single and flexible premium deferred annuities        $ 7,425.8    $ 6,898.5
Single premium immediate annuities                      3,735.7      3,510.8
Guaranteed investment contracts                         2,382.2      2,336.7
Other deposit contracts                                 2,319.3      2,244.0
                                                      _________    _________
                                                      $15,863.0    $14,990.0
                                                      =========    =========

DERIVATIVES
The operations of Transamerica are subject to risk of interest rate fluctuations to the extent that there is a difference between the cash flows from Transamerica's interest-earning assets and the cash flows related to its liabilities that mature or are repriced in specified periods. In the normal course of its operations, Transamerica hedges some of its interest rate risk with derivative financial instruments. These derivatives comprise primarily interest rate swap agreements, interest rate floor agreements, interest rate cap agreements and options to enter into interest rate swap agreements (swaptions). Transamerica does not use derivative financial instruments for trading or speculative purposes, nor is Transamerica a party to any leveraged derivative contracts. While Transamerica is exposed to credit risk in the event of nonperformance by the other party, nonperformance is not anticipated due to the credit rating of the counterparties. At December 31, 1995 and 1994, all Transamerica's derivative financial instruments were with financial institutions rated A or better by one or more of the major credit rating agencies.

Asset and Liability Hedges
Interest rate floor agreements purchased by Transamerica provide for the receipt of payments in the event interest rates fall below specified levels. Interest rate floors are intended to mitigate Transamerica's risk of reinvesting the cash flow it receives from calls and redemptions on its investment portfolio at lower interest rates. Interest rate swap agreements are intended to help Transamerica to more closely match the cash flow received from its assets to the payments on its liabilities. Transamerica's interest rate swap agreements generally provide that one party pays interest at a floating rate in relation to movements in an underlying index and the other party pays interest at a fixed rate.

At December 31, 1995 and 1994, the unamortized cost of the instruments that hedge assets was $15.9 million and $18 million, and the fair value of these asset hedges comprised gross obligations to counterparties of $9.7 million and $5.4 million and gross benefits from counterparties of $38 million and $12.1 million. The net unrealized gain (loss) on derivative contracts that hedge assets is included in stockholders' equity to offset the effect of changes to the fair value of the underlying hedged asset. At December 31, 1995 and 1994 the net after tax unrealized gain (loss) included in stockholders' equity from marking asset hedges to fair value was $8.1 million and $(7.3) million.

The unamortized cost of the liability hedges ($18.9 million at December 31, 1995 and $2.9 million at December 31, 1994) is amortized over the remaining lives of the contracts, which range up to ten years. Transamerica's interest rate cap agreements limit the amount of interest paid in the event interest rates rise above specified levels. Transamerica pur-

74 Transamerica Corporation and Subsidiaries chases swaptions, which help manage the risk of interest rate fluctuations by providing an option to enter into an interest rate swap in the event of unfavorable interest rate movements.

The net present value of the liability hedges offsets changes in the fair value of the hedged liabilities, which are also carried at amortized cost. The fair value of the liability hedges at December 31, 1995 and 1994 were gross obligations of $32.9 million and $31.8 million and gross benefits of $84.5 million and $22.2 million resulting in a net benefit from counterparties of $51.6 million at December 31, 1995 and a net obligation to counterparties of $9.6 million at December 31, 1994.

At December 31, 1995 and 1994 asset hedges comprise:

_______________________________________________________________________________________________________________
(Dollar amounts in millions)                                                        Weighted           Weighted
                                                                   Notional    Average Fixed   Average Floating
                                                                     Amount    Interest Rate      Interest Rate
1995
Interest rate swap agreements - Transamerica receives:
  Floating rate interest income, pays fixed rate
    interest expense                                               $  235.2             8.0%               6.3%
                                                                   ========             ====               ====
  Fixed rate interest income, pays floating rate interest
    expense                                                        $  140.0             5.7%               5.9%
                                                                   ========             ====               ====
  Floating rate interest income based on one index (6.3%)
    and pays floating rate interest expense based on another
    index (5.0%)                                                   $   65.0
                                                                   ========
Interest rate floor agreements                                     $  560.5             6.5%
                                                                   ========             =====
1994
Interest rate swap agreements - Transamerica receives:
  Floating rate interest income, pays fixed rate interest
    expense                                                        $  178.8             7.2%               6.7%
                                                                   ========             ====               ====
  Fixed rate interest income, pays floating rate interest
    expense                                                        $   96.0             5.0%               6.2%
                                                                   ========             ====               ====
Interest rate floor agreements                                     $  560.5             6.5%
                                                                   ========             ====

At December 31, 1995 and 1994 liability hedges comprise:

_______________________________________________________________________________________________________________
(Dollar amounts in millions)                                                        Weighted           Weighted
                                                                   Notional    Average Fixed   Average Floating
                                                                     Amount    Interest Rate      Interest Rate
1995
Interest rate swap agreements - Transamerica pays:
  Floating rate interest expense, receives fixed rate
    interest income                                                $1,029.7             6.4%               5.9%
                                                                   ========             ====               ====
  Fixed rate interest expense, receives floating rate
    interest income                                                $  793.9             7.1%               5.8%
                                                                   ========             ====               ====
  Floating rate interest expense based on one index (5.9%)
    and receives floating rate interest income based on
    another index (5.9%)                                           $  253.0
                                                                   ========
Swaptions                                                          $1,267.1             5.3%
                                                                   ========             ====
Interest rate cap agreements                                       $  250.0             6.5%
                                                                   ========             ====
Cross currency swaps and foreign interest rate swaps               $  144.5
                                                                   ========

1994
Interest rate swap agreements - Transamerica pays:
  Floating rate interest expense, receives fixed rate
    interest income                                                $  569.5             6.4%               6.2%
                                                                   ========             ====               ====
  Fixed rate interest expense, receives floating rate
    interest income                                                $  810.1             7.1%               5.9%
                                                                   ========             ====               ====
  Floating rate interest expense based on one index (6.1%)
    and receives floating rate interest income based on
    another index (5.0%)                                           $  221.0
                                                                   ========
Swaptions                                                          $  100.0             7.0%
                                                                   ========             ====
Interest rate cap agreements                                       $  100.0             5.0%
                                                                   ========             ====



                                Transamerica Corporation and Subsidiaries  75

F  INCOME TAXES

The provision for income taxes on income from continuing operations comprises:
____________________________________________________________________________
(Amounts in millions)                                 1995     1994     1993

Federal current                                     $ 69.9   $215.4   $213.0
Federal deferred tax provision (benefit)             128.8     12.1   (110.7)
State                                                 19.1     22.6     27.1
Foreign                                               16.7     12.3     11.2
                                                    ______   ______   ______
                                                    $234.5   $262.4   $140.6
                                                    ======   ======   ======

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets and liabilities as of December 31, 1995 and 1994 are as follows:
____________________________________________________________________________
(Amounts in millions)                                        1995       1994

Deferred tax assets:
  Allowance for losses                                   $   75.7   $  106.9
  Impairment of investments                                  57.3       49.6
  Life insurance policy liabilities                         585.3      584.6
  Unrealized loss on marking investments to fair value                 142.8
  Loss and tax credits carryforward                          24.4       19.0
  Other                                                     212.5      191.5
                                                         ________   ________
                                                            955.2    1,094.4
Deferred tax liabilities:
  Deferred policy acquisition costs                         696.8      650.3
  Accelerated depreciation                                  446.4      320.7
  Unrealized gain on marking investments to fair value      581.5
  Discount amortization on notes and loans payable           68.7       66.2
  Other                                                      53.3       63.8
                                                         ________   ________
                                                          1,846.7    1,101.0
                                                         ________   ________
Net deferred tax liability                               $  891.5   $    6.6
                                                         ========   ========

The difference between federal income taxes on income from continuing operations computed at the statutory rate and the provision for income taxes is:
____________________________________________________________________________
(Amounts in millions)                                 1995     1994     1993

Federal income taxes at statutory rate              $246.8   $241.6   $205.8
State income taxes                                    12.4     14.7     17.6
Prior year items                                     (30.0)            (94.2)
Effect of tax rate change on deferred tax
  liability                                                              8.4
Other                                                  5.3      6.1      3.0
                                                    ______   ______   ______
                                                    $234.5   $262.4   $140.6
                                                    ======   ======   ======

Income tax payments totaled $148.3 million in 1995, $71.9 million in 1994 and $135.5 million in 1993. The loss from discontinued operations includes an income tax provision of $200,000 in 1994 and a tax benefit of $13 million in 1993.


76  Transamerica Corporation and Subsidiaries

G  BUSINESS SEGMENT INFORMATION
____________________________________________________________________________
(Amounts in millions)                           1995        1994        1993

REVENUES
Life insurance                             $ 3,866.5   $ 3,289.6   $ 3,026.3
Consumer lending                               782.5       690.6       654.3
Commercial lending                             423.7       384.3       370.7
Leasing                                        733.9       637.9       407.8
Real estate services**                         285.8       367.5       363.6
Other*                                           8.7       (15.4)       (9.4)
                                           _________   _________   _________
                                           $ 6,101.1   $ 5,354.5   $ 4,813.3
                                           =========   =========   =========
OPERATING PROFIT AS DEFINED BY
FINANCIAL ACCOUNTING STANDARD NO. 14****
Life insurance                             $   458.4   $   403.2   $   380.6
Consumer lending                               134.0       148.1       158.6
Commercial lending                             111.8        72.0       (18.1)
Leasing                                        119.7       101.9        91.5
Real estate services**                          78.5       137.5       151.5
                                           _________   _________   _________
                                               902.4       862.7       764.1
Unallocated interest, expenses and
  investment transactions                     (176.4)     (156.5)     (160.4)
Interest expense for real estate services      (21.0)      (15.9)      (15.6)
Income tax expense                            (234.5)     (262.4)     (140.6)
                                           _________   _________   _________
Income from continuing operations          $   470.5   $   427.9   $   447.5
                                           =========   =========   =========
ASSETS
Life insurance                             $35,099.8   $28,967.1   $26,109.0
Consumer lending                             5,308.3     4,475.4     3,946.1
Commercial lending                           3,423.4     3,363.9     3,508.5
Leasing                                      3,477.8     3,184.2     1,697.0
Real estate services**                         548.6       524.0       557.2
Other***                                        86.6      (120.8)      232.7
                                           _________   _________   _________
                                           $47,944.5   $40,393.8   $36,050.5
                                           =========   =========   =========
ADDITIONS, AT COST, TO PROPERTY AND EQUIPMENT
Leasing                                    $   573.3   $ 1,525.3   $   411.0
Other                                           80.9        70.2        64.4
                                           _________   _________   _________
                                           $   654.2   $ 1,595.5   $   475.4
                                           =========   =========   =========
DEPRECIATION
Leasing                                    $   236.6   $   201.7   $   105.9
Other                                           53.9        46.7        39.2
                                           _________   _________   _________
                                           $   290.5   $   248.4   $   145.1
                                           =========   =========   =========
   *Includes intercompany eliminations.
  **In 1995 Transamerica completed the sale of its asset management operations. At December 31, 1995, 1994 and 1993 and for the years then ended, revenues of the asset management operations were $31.4 million, $76.1 million and $40 million, operating profit was $26.8 million, $30.9 million and $0.4 million and assets were $0, $54.5 million and $108.1 million.
 ***Includes intercompany eliminations and in 1993 net assets of discontinued
    operations.
****For income by segment as used for management purposes, see table included on page 45 of the financial review.

                                Transamerica Corporation and Subsidiaries  77

H  PENSION PLANS

Transamerica Corporation and its subsidiaries have a number of noncontributory defined benefit pension plans covering substantially all employees. Plans covering salaried employees provide pension benefits that are based on the employee's compensation during the highest paid 60 consecutive months during the 120 months before retirement. Transamerica's funding policy is to make contributions as necessary to provide assets sufficient to meet its obligation to plan members in accordance with the requirements of the Employee Retirement Income Security Act of 1974.

A summary of the components of net periodic pension cost follows:
____________________________________________________________________________
(Amounts in millions)                                 1995     1994     1993

Service cost - benefits earned during the period    $ 12.3   $ 15.4   $ 15.6
Interest cost on projected benefit obligation         50.9     46.4     43.6
Actual return (gain) loss on plan assets            (259.2)    19.3   (145.7)
Deferral of current gains (losses) varying from
  expected return                                    199.2    (71.7)    97.7
Amortization of prior service costs                    3.4      5.7      5.0
                                                    ______   ______   ______
Total pension cost                                  $  6.6   $ 15.1   $ 16.2
                                                    ======   ======   ======

The following table sets forth the amounts recognized in the consolidated statement of financial position for the pension plans:
____________________________________________________________________________
(Amounts in millions)                                          1995     1994
Actuarial present value of benefit obligations:
  Vested benefit obligation*                                 $687.1   $586.1
                                                             ======   ======
  Accumulated benefit obligation                             $695.4   $593.2
                                                             ======   ======
Projected benefit obligation, including effects of
  future salary increases                                    $732.2   $650.1
Plan assets at fair value                                     991.5    746.8
                                                             ______   ______
Excess of plan assets over projected benefit obligation      $259.3   $ 96.7
                                                             ======   ======
The excess of plan assets over projected benefit
  obligation comprises:
    Net pension liability                                    $ (5.6)  $ (3.6)
    Unrecognized net gain arising since January 1, 1986       278.1    119.3
    Unrecognized prior service cost                           (16.2)   (21.8)
    Unrecognized net obligation at January 1, 1986
      net of amortization                                      (6.0)    (7.1)
    Adjustment required to recognize minimum liability          9.0      9.9
                                                             ______   ______
                                                             $259.3   $ 96.7
                                                             ======   ======
*A portion of the vested benefit obligation is unconditionally guaranteed by Transamerica Occidental Life Insurance Company, a wholly owned subsidiary of Transamerica.


The projected benefit obligation was determined using a weighted average discount rate of 7% (8% in 1994) and an assumed rate of compensation increase of 5.50%. The expected long-term rate of return on plan assets was 8.25% (8.75% in 1994 and 8% in 1993).


78  Transamerica Corporation and Subsidiaries

I  RETAINED EARNINGS RESTRICTIONS

Under certain circumstances, the provisions of loan agreements and statutory requirements place limitations on the amount of funds which can be remitted to Transamerica by its consolidated subsidiaries. Of the net assets of Transamerica's consolidated subsidiaries, as adjusted for intercompany account balances, at December 31, 1995 approximately $4.8 billion is so restricted, and $0.4 billion is free for remittance to Transamerica subject to investment and operating requirements.

J  DISCONTINUED OPERATIONS

In April 1994, Transamerica sold its remaining 21% ownership interest in Sedgwick Group plc. Proceeds from the sale were $326.4 million and resulted in no gain or loss. Transamerica's investment in Sedgwick and its share of Sedgwick's operating results and related goodwill amortization have been separated from those of Transamerica's continuing operations and are classified as discontinued operations. Amounts included in loss from discontinued operations related to the Sedgwick investment were a loss of $700,000 in 1994 representing results through the date of sale and income of $3 million in 1993.

In 1993, Transamerica sold its former property and casualty insurance subsidiary, Transamerica Insurance Group. The net proceeds totaled $1 billion in cash, resulting in a $125 million after tax loss on the sale of which $75 million was recorded in 1992 on an estimated basis and $50 million in 1993 upon completion of the final public offering.

K  COMMITMENTS AND CONTINGENCIES

In connection with the sale of Transamerica Insurance Group, discussed in Note J, a subsidiary of Transamerica assumed responsibility by means of a reinsurance agreement for certain assumed treaty reinsurance business written prior to 1986 for which it received assets which are expected to be sufficient to fund the liquidation of the business. Transamerica has collateralized the estimated ultimate obligation of approximately $380 million at December 31, 1995 by providing letters of credit aggregating $160 million and by placing $224 million of its assets in a trust. Additionally Transamerica agreed to pay up to $89.3 million in adverse loss development on certain paid environmental losses and has provided for these losses.

Substantially all leases of Transamerica and its subsidiaries are operating leases principally for the rental of real estate. Total rental expense amounted to $82.7 million in 1995, $99.9 million in 1994 and $88.1 million in 1993.

Contingent liabilities arising from litigation, income taxes and other matters are not expected to have a material effect on the consolidated financial position or results of operations of Transamerica and its subsidiaries.

                                Transamerica Corporation and Subsidiaries  79

SUPPLEMENTARY FINANCIAL INFORMATION
__________________________________________________________________________________________________________________
SELECTED QUARTERLY FINANCIAL DATA

1995                                 March 31          June 30      September 30      December 31       1995 Total
Revenues                             $1,420.5         $1,581.0          $1,581.2         $1,518.4         $6,101.1
                                     ========         ========          ========         ========         ========
Income from continuing
    operations:
  Operating income before
    investment transactions             $94.3           $111.2            $122.3           $108.3           $436.1
  Gain on investment
    transactions                          2.0              6.6              24.7              1.1             34.4
                                        _____           ______            ______           ______           ______
Net income                              $96.3           $117.8            $147.0           $109.4           $470.5
                                        =====           ======            ======           ======           ======
Earnings per share of common
  stock:
Income from continuing operations:
  Operating income before
    investment transactions             $1.30            $1.54             $1.72            $1.52            $6.08
  Gain on investment
    transactions                         0.03             0.09              0.36             0.02             0.50
                                        _____            _____             _____            _____            _____
Net income                              $1.33            $1.63             $2.08            $1.54            $6.58
                                        =====            =====             =====            =====            =====
High and low sales prices
  for common shares            $    59-49 1/2   $61 1/8-55 3/4    $    71 1/2-58   $77 1/2-65 3/4   $77 1/2-49 1/2
__________________________________________________________________________________________________________________

1994                                 March 31          June 30      September 30      December 31       1994 Total
Revenues                             $1,235.4         $1,363.0          $1,371.3         $1,384.8         $5,354.5
                                     ========         ========          ========         ========         ========
Income from continuing
    operations:
  Operating income before
    investment transactions            $102.0           $102.6            $ 98.9           $109.4           $412.9
  Gain on investment
    transactions                          1.7              3.1               6.0              4.2             15.0
                                       ______           ______            ______           ______           ______
Income from continuing
  operations                            103.7            105.7             104.9            113.6            427.9
Loss from discontinued
  operations                             (0.7)                                                                (0.7)
                                       ______           ______            ______           ______           ______
Net income                             $103.0           $105.7            $104.9           $113.6           $427.2
                                       ======           ======            ======           ======           ======
Earnings per share of common
  stock:
Income from continuing
    operations:
  Operating income before
    investment transactions             $1.27            $1.30             $1.31            $1.37            $5.25
  Gain on investment
    transactions                         0.02             0.04              0.09             0.06             0.21
                                        _____            _____             _____            _____            _____
Income from continuing
  operations                             1.29             1.34              1.40             1.43             5.46
Loss from discontinued
  operations                            (0.01)                                                               (0.01)
                                        _____            _____             _____            _____            _____
Net income                              $1.28            $1.34             $1.40            $1.43            $5.45
                                        =====            =====             =====            =====            =====
High and low sales prices
  for common shares            $57 5/8-49 1/4   $54 5/8-48 7/8    $53 5/8-49 1/2   $51 1/4-46 3/8   $57 5/8-46 3/8

(Dollar amounts in millions except for share data)
Note A. On February 29, 1996 the closing sales price for Transamerica common shares was $75 3/8 and there were 49,400 common stockholders of record.

                                Transamerica Corporation and Subsidiaries  81

SELECTED ELEVEN-YEAR FINANCIAL DATA
______________________________________________________________________________________________________
(Dollar amounts in millions
 except for share data)                         1995        1994         1993         1992        1991

Revenues                                   $ 6,101.1   $ 5,354.5    $ 4,813.3    $ 4,550.9   $ 4,175.2

Income from continuing operations          $   470.5   $   427.9    $   447.5    $   334.0   $     5.6

Earnings per share of common
    stock (Note A):
  Income (loss) from continuing
    operations                             $    6.58   $    5.46    $    5.40    $    4.00      $(0.08)

FINANCIAL POSITION
Total assets                               $47,944.5   $40,393.8    $36,050.5    $33,290.9   $31,133.6
Notes and loans payable:
  Long-term debt                           $ 9,341.5   $ 7,489.1    $ 5,681.0    $ 6,510.5   $ 6,975.6

OTHER DATA
Per share of common stock:
  Dividends declared (Note E)              $    2.00   $    2.00    $    2.00    $    2.00   $    1.98

Note A. Earnings per share of common stock are based on the weighted average number of shares outstanding in each year after deduction of preferred dividends and in 1994, premium and expenses on the redemption of the Series D preferred stock.
Note E. Quarterly dividends per share were 50 cents in 1995 and 1994.


82  Transamerica Corporation and Subsidiaries

COMMON STOCK LISTED AND TRADED

Transamerica's common stock (symbol: TA) is listed and traded in the U.S. on the New York and Pacific Stock Exchanges and outside the U.S. on the following exchanges: Amsterdam, Basel, Frankfurt, Geneva, London, Paris, and Zurich.


88  Transamerica Corporation and Subsidiaries