Form 10-K405, Exhibit 13
period 1996-12-31
TRANSAMERICA CORP
filed 1997-03-24
CIK 99189

                                                                   EXHIBIT 13

FINANCIAL REVIEW

CONSOLIDATED RESULTS

In 1996 all of Transamerica's principal businesses performed well with the exception of the consumer lending unit. Both our life insurance and leasing operations had record results for the year, but the consumer lending business reported an operating loss. The loss resulted from a significant increase in loan loss reserves as a result of our decision to reduce our exposure to non real estate loans and to incur the costs necessary to build a new business model for originating and servicing loans.

     Transamerica's net income for 1996 declined by $14.2 million (3%) from 1995. Results in 1996 included $25.5 million of net after tax gains from investment transactions compared to $34.4 million of such gains in 1995. Operating income, which excludes investment transactions, in 1996 included $63.8 million in benefits from the resolution of prior years' tax matters and $9.1 million from the elimination of certain contingencies. These contingencies were associated with the sale of our commercial lending operation's Puerto Rican assets in 1995, and with businesses we had previously discontinued. Offsetting these benefits was a $72 million after tax charge at the consumer lending operation primarily for increased loan loss reserves.

     Operating income, which excludes investment transactions, also included several special items in 1995, among them a $30 million tax benefit from the resolution of prior years' tax matters, a $12.2 million after tax benefit from the reversal of a valuation allowance no longer needed due to the favorable terms on disposition of assets held for sale, and a $2.9 million after tax benefit from the settlement of a class action lawsuit in which Transamerica was the plaintiff, involving an investment in fixed maturity securities issued by Franklin Savings Association. The favorable effect of these special items was offset in part by several other items: a $21.5 million after tax provision for an expected loss on the sale and leaseback of Transamerica Center in downtown Los Angeles, a $12 million after tax charge related to the consolidation, accelerated foreclosure and disposition of certain repossessed real estate properties in California, and after tax charges totaling $9.7 million primarily for restructuring the real estate services operations.

     Excluding special items, operating income in 1996 decreased $4.3 million (1%) from 1995 primarily as a result of lower consumer lending earnings and higher unallocated interest and other expenses. These negative factors were partially offset by improved operating results at the life insurance, real estate services, leasing and commercial lending businesses.

     Transamerica's net income for 1995 increased $43.3 million (10%) compared to 1994. Net income included net after tax gains from investment transactions totaling $34.4 million in 1995 and $15 million in 1994. Excluding the special items described above from the 1995 results, operating income increased $22 million (5%) from 1994 due primarily to increased operating income at the life insurance, leasing, commercial lending and consumer lending businesses. The higher results at consumer lending were principally due to

[24] Transamerica Corporation and Subsidiaries the acquisition of a portfolio of loans from ITT in March, 1995. Partially offsetting these improvements were lower operating income from real estate services and higher unallocated expenses.

     The $25.5 million of gains on investment transactions in 1996 included $53.2 million after tax on the sale of investments. These gains were reduced by $21.8 million after tax from the accelerated amortization of the deferred policy acquisition costs associated with products sold by the life insurance operations, and by loss provisions of $5.9 million after tax for impairments in the value of certain investments.

     The $34.4 million of gains on investment transactions in 1995 included $55.7 million after tax on the sale of investments, which were reduced by $6 million after tax for the accelerated amortization of deferred policy acquisition costs, and loss provisions of $15.3 million after tax for impairment in the value of certain investments. Investment transactions in 1995 included an after tax gain of $15.3 million from the Franklin Savings Association lawsuit settlement.

OPERATING INCOME BY BUSINESS SEGMENT

The following table summarizes Transamerica's operating results by business segment. Additional business segment information is provided in footnote E of the notes to financial statements.

(Amounts in millions except
for per share data)                                 1996      1995      1994
----------------------------------------------------------------------------
LIFE INSURANCE                                    $325.4    $290.8    $250.2

FINANCE
Consumer lending                                   (45.1)     80.5      90.4
Commercial lending                                  73.2      75.2      53.7
Leasing                                             80.8      75.1      63.6
Amortization of goodwill                           (12.7)    (13.0)    (13.0)
                                                  ______    ______    ______
Total finance                                       96.2     217.8     194.7

REAL ESTATE SERVICES
Real estate services                                44.4      18.7      51.8
Amortization of goodwill                            (0.1)     (0.1)     (0.1)
                                                  ______    ______    ______
Total real estate services                          44.3      18.6      51.7

Unallocated interest and other expenses            (35.1)    (91.1)    (84.4)
                                                  ______    ______    ______
Operating income                                   430.8     436.1     412.2
Gain on investment transactions                     25.5      34.4      15.0
                                                  ______    ______    ______
Net income                                        $456.3    $470.5    $427.2
                                                  ======    ======    ======
EARNINGS PER SHARE OF COMMON STOCK
Operating income                                  $ 6.21    $ 6.08    $ 5.24
Gain on investment transactions                     0.38      0.50      0.21
                                                  ______    ______    ______
Net income                                        $ 6.59    $ 6.58    $ 5.45
                                                  ======    ======    ======
Average shares outstanding                          66.6      68.8      72.6
                                                  ======    ======    ======

                              [25]  Transamerica Corporation and Subsidiaries

LIFE INSURANCE

The Transamerica life insurance companies design, underwrite, distribute and reinsure traditional and investment based life insurance and other financial security products. At the end of 1996 we had $422 billion of life insurance in force. Our customers include individuals and families who buy life insurance, annuities, mutual funds and long-term care insurance; individuals and businesses who purchase pension, annuity, mutual fund and other investment products; other life insurance companies that buy reinsurance from us; and the U.S. government, for which we process Medicare claims.

     We have different strategies for adding shareholder value in each of the different segments of our life insurance operations. In individual life insurance, we are building our marketing capabilities to understand better the needs of both existing and potential customers and to design more targeted products to meet those needs. We are striving to improve the value of our existing distribution systems while seeking alternative distribution channels which serve selected new markets. In annuities, we continue to focus on product innovation and exceptional product support. In asset management, we are continuing our shift to less capital-intensive products, including fee-based products and services. We are also working to expand our markets beyond those traditionally served by life insurance companies. In reinsurance, our strategy is to expand our role as a risk manager by continuing to offer life and annuity product consulting and development services and to expand our role as a reinsurance market maker in North America and internationally. In structured settlements, we have consolidated our activities and are focusing on selected opportunities. Beginning in 1997, we combined these activities with those of asset management.

     Net income from our life insurance operations increased $29.5 million (10%) in 1996 and $46.2 million (17%) in 1995. Net income included net after tax gains from investment transactions totaling $14.2 million in 1996, $19.3 million in 1995, and $13.7 million in 1994. Income before investment transactions increased $34.6 million (12%) in 1996 and $40.6 million (16%) in 1995. Income before investment transactions in 1995 included a $4.4 million tax benefit from the favorable settlement of a prior year's tax matter and a $2.9 million after tax benefit from the settlement of a lawsuit involving an investment in fixed


[26] Transamerica Corporation and Subsidiaries maturity investments issued by Franklin Savings Association. These favorable items were offset in part by a $900,000 after tax restructuring charge.

     Operating income grew in 1996 at the individual life insurance and asset management lines primarily because of growth in the asset base of interest-sensitive policies, and because interest spreads were maintained on this growing asset base.

     The reinsurance line increased its operating income in 1996 primarily by assuming a higher volume of new in force business.

     Structured settlements operating income was down 3% in 1996 due to reduced interest spreads, despite decreasing operating expenses.
The Canadian line improved its operating income in 1996 through growth in the base of interest-sensitive policies.

     In annuities, we benefited from increased interest spreads and fee income but experienced a decrease in income before investment transactions compared to 1995 primarily because of costs associated with moving portions of the operation to Charlotte, North Carolina and Kansas City, Missouri.

     In 1995, the individual life insurance, structured settlements, annuities, asset management and Canadian lines all experienced increases in operating income primarily because interest spreads remained relatively stable while asset bases grew. The individual life insurance line had higher policy-related income because of its larger base of interest-sensitive policies. At the reinsurance line, revenues grew at a faster rate than total benefits and expenses.

     Investment transactions for 1996 included after tax gains of $41.9 million on the sale of investments compared to $40.6 million in 1995 and $27.6 million in 1994. Investment transactions in 1996 included an after tax gain of $9.1 million on a transaction with a special purpose subsidiary of Transamerica Corporation. In this transaction, certain below investment-grade bonds were exchanged for collateralized bond obligations with higher ratings issued by the subsidiary. The transaction had no effect on Transamerica's consolidated financial statements.

     Adjustments to the amortization of deferred policy acquisition costs reduced after tax investment gains by $21.8 million in 1996, $6 million in 1995 and $4.1 million in 1994. Investment transactions in 1996 also reflected losses resulting from writedowns in carrying value of $5.9 million after tax, compared to $15.3 million in 1995 and $9.8 million in 1994, primarily for impairment in the value of certain below investment grade fixed maturity investments.

                              Transamerica Corporation and Subsidiaries  [27]

LIFE INSURANCE [continued]

     Net investment income increased $105.6 million (5%) in 1996 and $200.8 million (11%) in 1995 primarily because of the growth in invested assets.

     Premiums and other income decreased $14.7 million (1%) in 1996 primarily as a result of lower single premium group annuity sales. Premiums and other income increased $367.6 million (25%) in 1995 primarily because of higher annuity sales, an increase in the level of reinsurance assumed, and an increase in the charges on interest-sensitive policies.

     Life insurance benefit costs and expenses grew $36.5 million (1%) in 1996 and $521.7 million (18%) in 1995. Because of the larger base of life insurance and annuities in force, policy benefits and policy acquisition costs (exclusive of accelerated amortization related to investment gains) were all higher. Commissions and other expenses included charges of $1.3 million in 1996, $8.7 million in 1995 and $15.2 million in 1994 for anticipated guaranty fund assessments, and in 1994, additional losses on the 1991 sale of a business unit.

     Cash provided by operations for 1996 was $818.3 million, $274.5 million (50%) higher than in 1995 primarily because of growth in the underlying assets and liabilities of the business. We continue to maintain a sufficiently liquid investment portfolio in this operation to cover operating requirements. The rest of our funds are invested in longer-term securities.

     The life insurance business is a defendant in various legal actions arising from its operations. These include legal actions, similar to those faced by many other major life insurers, which allege damages related to sales practices for non-guaranteed premium policies sold since the early 1980s. The Company is working toward a settlement of the principal action involving such matters. Such settlement would be subject to significant contingencies, including approval by the court. That action may proceed if such contingencies are not satisfied.

[28]  Transamerica Corporation and Subsidiaries

LIFE INSURANCE

(Amounts in millions)                            1996        1995        1994
-----------------------------------------------------------------------------
ASSETS
Investments                                 $28,935.4   $27,703.2   $22,329.1
Deferred policy acquisition costs             2,138.2     1,974.2     2,480.5
Other assets                                  5,408.4     5,422.4     4,157.5
                                            _________   _________   _________
                                            $36,482.0   $35,099.8   $28,967.1
                                            =========   =========   =========
LIABILITIES AND EQUITY
Policy reserves and related items           $28,542.8   $27,893.4   $24,731.7
Other liabilities                             4,566.7     3,746.5     2,330.7
Equity*                                       3,372.5     3,459.9     1,904.7
                                            _________   _________   _________
                                            $36,482.0   $35,099.8   $28,967.1
                                            =========   =========   =========
REVENUES
Investment income, net of expenses          $ 2,079.7   $ 1,974.1   $ 1,773.3
Premiums and other income                     1,848.1     1,862.8     1,495.2
Gain on investment transactions                  21.9        29.6        21.1
                                            _________   _________   _________
                                              3,949.7     3,866.5     3,289.6
EXPENSES
Policyholder benefits                         2,805.8     2,858.7     2,356.4
Commissions and other expenses                  638.8       549.4       530.0
Income taxes                                    165.5       148.3       139.3
                                            _________   _________   _________
                                              3,610.1     3,556.4     3,025.7
                                            _________   _________   _________
Net income                                  $   339.6   $   310.1   $   263.9
                                            =========   =========   =========

SOURCE OF CASH
Cash provided by operations                 $   818.3   $   543.8   $   498.0
Net receipts from interest-sensitive
  policies                                    1,087.3     1,527.4     2,014.8
                                            _________   _________   _________
                                            $ 1,905.6   $ 2,071.2   $ 2,512.8
                                            =========   =========   =========
APPLICATION OF CASH
Net purchases of investments                $ 1,862.4   $ 1,986.1   $ 2,442.3
Equity transactions                              40.0        40.0        30.0
Other                                             3.2        45.1        40.5
                                            _________   _________   _________
                                            $ 1,905.6   $ 2,071.2   $ 2,512.8
                                            =========   =========   =========

*Equity includes net unrealized gains (losses), from marking investments to fair value, of $549.8 million in 1996, $946 million in 1995 and $(321.2) million in 1994. See footnote C of the notes to the financial statements for consolidated components of unrealized gains (losses).

                              Transamerica Corporation and Subsidiaries  [29]

TRANSAMERICA FINANCE CORPORATION

Transamerica Finance Corporation, a separate SEC registrant, includes Transamerica's consumer lending, commercial lending (excluding insurance premium finance which is not part of the registrant) and leasing operations and provides funding for these businesses. Its principal assets are finance receivables and equipment held for lease, which totaled a combined $10.7 billion at December 31, 1996 and $10.9 billion at December 31, 1995. These operations have a high level of liquidity since the majority of their assets are finance receivables. Principal cash collections of finance receivables totaled $17.4 billion in 1996, $17.5 billion in 1995, and $14.8 billion in 1994. Transamerica Finance Corporation's total notes and loans payable were $9.9 billion at December 31, 1996 and $9.7 billion at December 31, 1995. Its variable-rate debt totaled $5.5 billion at December 31, 1996 compared to $4.8 billion at December 31, 1995. Transamerica Finance Corporation's ratio of debt to tangible equity was 6.9:1 at December 31, 1996 and 7:1 at December 31, 1995.

     Transamerica Finance Corporation publicly offers, from time to time, senior or subordinated debt securities. It issued a total of $688 million of public debt in 1996, $832 million in 1995 and $1,516 million in 1994. Under a shelf registration statement filed in April 1995 with the Securities and Exchange Commission, Transamerica Finance Corporation may offer up to $3 billion of senior or subordinated debt securities with varying terms, of which $1.9 billion had not been issued at December 31, 1996.

[30]  Transamerica Corporation and Subsidiaries

TRANSAMERICA FINANCE CORPORATION
(Amounts in millions)                            1996        1995        1994
-----------------------------------------------------------------------------
ASSETS
Finance receivables less unearned fees
  and allowance for losses                  $ 7,617.7   $ 8,019.7   $ 7,092.5
Equipment held for lease                      3,118.5     2,862.0     2,606.6
Goodwill                                        328.2       339.9       351.6
Assets held for sale                             86.5        99.1       157.7
Other assets                                  1,354.6       785.5       746.4
                                            _________   _________   _________
                                            $12,505.5   $12,106.2   $10,954.8
                                            =========   =========   =========
LIABILITIES AND EQUITY
Notes and loans payable                     $ 9,874.1   $ 9,689.9   $ 8,724.3
Other liabilities                               949.8       701.8       648.2
Equity                                        1,681.6     1,714.5     1,582.3
                                            _________   _________   _________
                                            $12,505.5   $12,106.2   $10,954.8
                                            =========   =========   =========
REVENUES
Finance and leasing revenues                $ 1,929.7   $ 1,915.1   $ 1,677.8

EXPENSES
Operating expenses                              895.5       839.9       779.3
Interest                                        607.8       625.3       485.6
Provision for losses on receivables and
  assets held for sale                          280.7        91.8        99.1
Income taxes                                     51.2       145.5       125.6
                                            _________   _________   _________
                                              1,835.2     1,702.5     1,489.6
                                            _________   _________   _________
Net income                                  $    94.5   $   212.6   $   188.2
                                            =========   =========   =========
SOURCE OF CASH
Cash provided by operations                 $   815.7   $   743.4   $   639.4
Finance receivables collected                17,442.9    17,494.8    14,846.7
Proceeds from debt financing                  6,779.3     8,281.5     7,189.4
Other                                           421.2       106.8       111.4
                                            _________   _________   _________
                                            $25,459.1   $26,626.5   $22,786.9
                                            =========   =========   =========
APPLICATION OF CASH
Additions to equipment held for lease       $   397.7   $   573.3   $   440.1
Finance receivables originated               17,890.5    17,590.9    15,705.5
Payments of notes and loans                   6,933.0     7,333.6     5,528.1
Purchase of finance receivables and
  other assets from ITT Consumer
  Financial Corporation                                   1,027.3
Purchase of Tiphook container assets                                  1,061.4
Equity transactions                             237.9       101.4        51.8
                                            _________   _________   _________
                                            $25,459.1   $26,626.5   $22,786.9
                                            =========   =========   =========

                              Transamerica Corporation and Subsidiaries  [31]

CONSUMER LENDING

     Transamerica's consumer lending operation makes loans primarily secured by real estate to consumers in the United States, Canada and the United Kingdom. At the end of 1996, we had $4.2 billion in net consumer loan receivables outstanding, 83% of which were fixed-rate first and second mortgages. Receivables outstanding declined by 18% in 1996 from 1995. The five largest states, in terms of receivables, are California, Arizona, Illinois, Ohio and Washington.

     In 1996, we reported a loss from consumer lending operations of $45.1 million compared to income of $80.5 million in 1995. The loss was primarily due to a higher provision for losses on receivables and higher operating expenses.

     During 1996 we began to refocus this business on real estate secured lending, using a new business model to centralize back office support, reduce operating costs and implement database marketing. We also announced a plan to accelerate efforts to reduce our exposure to non real estate consumer loans by further curtailing production of these loans, liquidating parts of the non real estate loan portfolio, and intensifying collection efforts. When we later expanded this plan to include certain real estate secured loans, the plan covered a total of $1.1 billion in receivables. During the third quarter, we established a centralized collection unit and arranged to have outside parties assist in our accelerated collection effort. In the fourth quarter we sold $422.4 million of the receivables covered by the plan in a series of sales and transferred $106.3 million of receivables back into the base business portfolio, leaving approximately $462.3 million remaining at December 31, 1996 after collections and charge offs. In the fourth quarter, we consolidated 39 branches into other locations.

     In 1995 the consumer lending operation purchased for $1,027.3 million in cash substantially all the assets and assumed certain liabilities of the home equity business of ITT Consumer Financial Corporation (ITT). During that year, consumer lending operating income decreased $9.9 million (11%) from 1994, primarily due to higher operating and interest expenses and an increased provision for losses on receivables. Together these factors more than offset increased revenues, including those from the ITT receivables. Our 1995 results included a fourth-quarter charge of $12 million after tax to consolidate and accelerate foreclosures in California, and to dispose of certain repossessed California real estate.

     Revenues decreased $22.7 million (3%) in 1996 following an increase of $91.9 million (13%) in 1995 because we had fewer receivables outstanding. In 1996 we curtailed our non real estate business and sold many of those loans. As expected, there was also runoff of the ITT receivables. Revenues increased in 1995 due to higher interest income from the ITT acquisition.

     The provision for losses on receivables increased $175.1 million (179%) in 1996 and $15.6 million (19%) in 1995 primarily due to increased delinquencies and credit losses, and the accelerated disposi-

[32] Transamerica Corporation and Subsidiaries tion plan discussed above. Net credit losses as a percentage of average net receivables outstanding before foreclosures were 3.38% in 1996 compared to 2.15% for 1995 and 1.93% for 1994. Net credit losses increased $54.5 million (53%) from 1995. Losses on loans included in the plan represented $20.4 million of the increase. Losses in the core portfolio of principally real estate secured loans increased $34.1 million, of which $11.4 million was due to higher losses in the ITT portfolio. Excluding the ITT loans, 1996's higher losses were primarily due to increased foreclosures in California. The 1995 increase was due to continued sluggishness in the California economy and a continued weak real estate market there.

     Interest expense decreased $24.1 million (8%) in 1996 primarily because of the lower levels of finance receivables outstanding and a decrease in short-term interest rates. Interest expense increased $67.1 million (27%) in 1995 primarily due to higher levels of finance receivables outstanding and an increase in short-term interest rates. Other operating expenses increased $36.8 million (16%) from 1995 because of the higher expenses we incurred in disposing of repossessed assets, higher advertising costs, higher contract service fees related to customer service and collections, the cost of consolidating and centralizing processing functions, and a $6.4 million writedown of the company's computer system. In 1995, other operating expenses increased $23.3 million (11%) primarily due to amortization of customer renewal rights associated with the ITT acquisition and an increase in losses on disposition of repossessed property in California.

     Average net receivables decreased $113 million (2%) in 1996 primarily due to the runoff of the ITT portfolio, the sale of many non real estate loans, and the runoff of other loan portfolios which exceeded new loan originations. In 1995, receivables increased $794.3 million (19%) primarily due to the ITT acquisition. Excluding the ITT loans, receivables declined by $16 million (less than 1%) in 1995. Net consumer finance receivables at December 31, 1996 and December 31, 1995, excluding amounts segregated for liquidation or in foreclosure, were $3.5 billion and $4.9 billion. These receivables were principally first and second mortgages secured by residential properties, approximately 34% of which were located in California.

     Delinquent finance receivables, which are defined as finance receivables contractually past due 60 days or more and for which the foreclosure process has not begun, are shown below as of December 31:

(Dollar amounts in millions)                       1996              1995
-----------------------------------------------------------------------------
DELINQUENT RECEIVABLES
Finance receivables primarily secured by
  residential real estate                     $116.6   3.17%    $143.6  2.79%
Other receivables - special assets             103.3  21.34%
                                              ______  ______    ______  _____
Total                                         $219.9   5.28%    $143.6  2.79%
                                              ======  ======    ======  =====

                              Transamerica Corporation and Subsidiaries  [33]

CONSUMER LENDING [continued]

     Approximately 40% of the increase in the delinquency percentage of gross receivables outstanding was due to having lower receivables outstanding at December 31, 1996. The rest was caused by an increase in delinquencies of $76.3 million. Active management of delinquent accounts has become temporarily more difficult as we move to a new business model.

     We have established an allowance for losses equal to 6.75% of net consumer finance receivables (excluding foreclosures in process) at December 31, 1996 compared to 3.32% at December 31, 1995. Foreclosures in process have already been written down to estimated net realizable value. The higher allowance is in response to increased delinquencies and is part of our plan to reduce our exposure to the non real estate loan segment as discussed above. The December 31, 1996 allowance comprises 4.53% of real estate secured and other finance receivables, and 23.80% of receivables segregated for liquidation.

     We suspend the accrual of interest and other finance charges on accounts that become contractually past due by more than 29 days. At December 31, 1996 and 1995 nonearning net receivables, which excludes accounts in process of foreclosure, totaled $467 million and $308 million. When we receive payments on accounts in nonaccrual status, we apply them to principal and interest income according to the terms of the loan.

     When foreclosure proceedings begin on an account secured by real estate, the amount is written down to the lower of the account balance or the fair value of the collateral less estimated selling costs. Accounts in process of foreclosure totaled $144.3 million at December 31, 1996, 47% of which was in California, and $112.7 million at December 31, 1995, 55% of which was in California. Repossessed assets held for sale totaled $83.1 million, 71% of which was in California, at December 31, 1996 and $94.6 million, 85% of which was in California, at December 31, 1995.

     Factors such as economic conditions, competition, and, for accounts secured by real estate, the state of the real estate market (particularly in California) all affect trends in receivables levels, credit losses, delinquencies, accounts in foreclosure, repossessed assets and our results of operations.

CONSUMER LENDING

(Amounts in millions)                               1996      1995      1994
----------------------------------------------------------------------------
REVENUES
Finance charges and related income                $759.8    $782.5    $690.6

EXPENSES
Interest                                           293.8     317.9     250.8
Operating expenses                                 269.5     232.7     209.4
Provision for losses on receivables                272.9      97.8      82.2
Incomes taxes (benefit)                            (31.3)     53.6      57.8
                                                  ______    ______    ______
                                                   804.9     702.0     600.2
                                                  ______    ______    ______
Income (loss) from operations                      (45.1)     80.5      90.4
Amortization of goodwill                            (0.1)     (0.1)     (0.1)
                                                  ______    ______    ______
Net income (loss)                                 $(45.2)   $ 80.4    $ 90.3
                                                  ======    ======    ======

[34]  Transamerica Corporation and Subsidiaries

COMMERCIAL LENDING

     Transamerica's commercial lending operation makes loans to small, medium and large businesses. At the end of 1996 we had net finance receivables of $3.7 billion in three core businesses: distribution finance, business credit and insurance premium finance. In distribution finance, we finance the products of manufacturers, distributors and retailers of consumer durable products and home and recreational products through their distribution channels. In business credit, we make loans to many types of businesses for a variety of needs, including working capital, refinancing, restructuring and leveraged acquisitions. We also provide lease financing to medium sized companies for capital equipment purchases. In insurance premium finance, we provide financing for commercial property and casualty insurance premiums. The financing is secured by a contractual interest in the unearned premium.

     Our major strategies to increase distribution finance receivables are to grow in our current markets, enter new industries, expand internationally, and establish additional business lines.

     In business credit, our strategies for growth are to increase our penetration of the markets we serve and to pursue new market segments.

     In insurance premium finance, our strategies include reducing costs through consolidation and centralization, and continuing to expand globally.

     Income from our commercial lending operations decreased $2 million (3%) in 1996 and increased $21.5 million (40%) in 1995. Operating results for 1996 included a $4.5 million benefit primarily from the favorable resolution of disputed issues surrounding the 1995 sale of assets in Puerto Rico. Operating results for 1995 included a $12.2 million after tax benefit from reversing a valuation allowance no longer required following the Puerto Rican asset sale and a $4.8 million after tax gain on the sale of a portfolio of consumer rediscount loans. Results for 1994 included a $5.5 million after tax charge for relocation expenses, and a $4 million after tax gain from the sale of repossessed rent-to-own stores.

     Excluding the items discussed above, commercial lending income from operations increased $10.5 million (18%) in 1996 and $3 million (6%) in 1995. Growth in each of the core businesses during 1996 led to higher average receivables outstanding and increased operating income. In 1995 operating income rose because of improved margins, reduced operating expenses and a lower provision for losses. Margins were enhanced in both years due to the higher spread between the indices at which the commercial lending operation loans to customers and the indices at which it borrows funds.

     Revenues in 1996 increased $9.1 million (2%) from 1995 principally as a result of growth in average net receivables outstanding. Revenues rose $39.4 million (10%) in 1995 due to a higher average portfolio yield caused by higher interest rates.

     Interest expense fell $300,000 (-%) in 1996 from 1995 because of the lower

                              Transamerica Corporation and Subsidiaries  [35]

COMMERCIAL LENDING [continued]

average interest rate paid on borrowings, which was partially offset by a higher average debt level due to receivables growth. Interest expense increased $29.7 million (25%) in 1995 compared to 1994 due to a higher average interest rate.

     Operating expenses increased $3.6 million (2%) in 1996 primarily because of growth in the size of the company. In 1995, operating expenses declined $7.8 million (5%) from 1994 primarily because 1994 included a $9 million ($5.5 million after tax) charge for the relocation of the commercial lending home office. This charge was partially offset by a $5.3 million ($4 million after tax) gain on the sale of repossessed rent-to-own stores. Excluding these items, operating expenses decreased $4.1 million (3%) in 1995 mainly because expenses were lower for managing the liquidating receivables portfolio and the assets held for sale portfolio, which we disposed of in 1995.

     In 1996 the provision for losses on receivables decreased $5.9 million (37%) from 1995 due to lower credit losses and because reserves were higher in the liquidating loan portfolio than were ultimately necessary. In 1995, the provision for losses declined $2.2 million (12%) from 1994 due to higher charges in 1994 on the consumer rediscount loan portfolio which was sold in 1995, and lower 1995 losses in the liquidating portfolio. These factors were partially offset by an increased loss provision in the insurance premium finance business. Credit losses, net of recoveries, as a percentage of average commercial finance receivables outstanding net of unearned finance charges, were 0.16% in 1996, 0.34% in 1995 and 0.29% in 1994.

     Net commercial finance and lease receivables outstanding at December 31, 1996 increased $592.5 million (19%) from December 31, 1995. Receivables grew in each of the three core businesses. The distribution finance unit gained $285 million of receivables by increasing the penetration of its existing markets through joint venture alliances and other activities. Business credit receivables increased $212 million due to growth in the equipment finance and leasing operation. The insurance premium finance unit grew its receivables by $99 million primarily through expansion in Europe. We have established an allowance for losses equal to 2.22% of net commercial finance receivables outstanding as of December 31, 1996 compared to 2.51% as of December 31, 1995.

     Delinquent receivables are defined as instalments for inventory finance and asset-based lending receivables more than 60 days past due and the receivables balance for all other receivables more than 60 days past due. At December 31, 1996, delinquent receivables were $17.3 million (0.46% of receivables outstanding) compared to $11.1 million (0.35% of receivables outstanding) at December 31, 1995.

     Nonearning receivables are defined as balances from borrowers that are more than 90 days delinquent or sooner if it appears doubtful they will be fully collectible. Accrual of finance charges is suspended on nonearning receivables until

[36] Transamerica Corporation and Subsidiaries past due amounts are collected. Nonearning receivables were $21.4 million (0.56% of receivables outstanding) at December 31, 1996, compared to $18 million (0.57% of receivables outstanding) at December 31, 1995.

     During 1995, the insurance premium finance operation securitized a $475 million participation interest in a pool of its receivables. This new three-year agreement replaced a 1990 securitization of $375 million which expired in 1995. Proceeds from this transaction were used primarily to reduce debt. At December 31, 1996, all $475 million of the securitized receivables were still outstanding. The commercial lending operation continues to service this loan portfolio and remains partially at risk for losses through limited recourse provisions in the agreement.

COMMERCIAL LENDING

(Amounts in millions)                                1996     1995      1994
----------------------------------------------------------------------------
REVENUES
Finance charges and related income                 $432.8   $423.7    $384.3

EXPENSES
Interest                                            148.4    148.7     119.0
Operating expenses                                  159.9    156.3     164.1
Provision for losses on receivables                  10.2     16.1      18.3
Provision (benefit) for losses on assets
  held for sale                                              (20.1)
Income taxes                                         41.1     47.5      29.2
                                                   ______   ______    ______
                                                    359.6    348.5     330.6
                                                   ______   ______    ______
Income from operations                               73.2     75.2      53.7
Amortization of goodwill                            (10.6)   (10.9)    (10.9)
                                                   ______   ______    ______
Net income                                         $ 62.6   $ 64.3    $ 42.8
                                                   ======   ======    ======

                              Transamerica Corporation and Subsidiaries  [37]

LEASING

Transamerica Leasing's fleet of intermodal transportation equipment is one of the largest in the world. In addition to service and term operating leases, we provide structured financing that enables customers to purchase equipment over time. We lease this equipment to and manage it for steamship lines, railroads, shippers, distribution companies and motor carriers.

     Most of our intermodal containers are used in international trade, while our chassis, rail trailers and domestic containers are used primarily within North America. We also have an over the road trailer leasing business in Europe. In 1996, utilization rates for our international containers declined to 81% from 85% in 1995 as the rate of growth in world trade slowed and the size of the worldwide container fleet grew. Utilization of our rail trailers increased in 1996 to 82% from 77% in 1995 as the U.S. economy remained strong and the supply of equipment declined.

     Our major strategies are to improve returns on our standard container product line, provide new services, such as broking interchanges among our customers, reduce our operating costs and expand our specialized equipment product lines.

     In October 1996, we acquired Trans Ocean Ltd., a container leasing company, in exchange for approximately 1.6 million shares of Transamerica common stock. The Trans Ocean fleet approximated 185,600 owned and managed units, consisting of a variety of equipment types. It has increased the size of Transamerica Leasing's fleet by about 25%. The transaction has been accounted for as a purchase with revenues and expenses included in our leasing operations' results from the date of acquisition.

     Income from leasing operations in 1996 rose $5.7 million (8%) from 1995. The increase resulted from a larger portfolio of finance leases and lower ownership costs for the rail trailer business. Income also increased due to the resolution of outstanding tax issues totaling $4.4 million and benefits from entering into structured lease transactions. Partially offsetting these increases were reduced earnings in standard and refrigerated containers and chassis due to lower utilization rates, and lower standard containers and chassis rental rates.

     In 1995, income from operations increased $11.5 million (18%) over 1994 mainly due to higher utilization rates and increased fleet size in the standard, refrigerated and tank container lines, and to a larger European trailer fleet. Increased used equipment sales resulted in additional after tax gains in 1995 of $7.2 million. 1995 earnings also benefited from a $2.2 million after tax depreciation adjustment taken following final settlement of the purchase price for the container operations purchased from Tiphook plc in March 1994, and from a $1.8 million benefit from the resolution of an outstanding state tax issue. Partially offsetting these increases were lower earnings in the rail trailer business where utilization fell due to lower U.S. intermodal rail loadings.

     Revenues increased in 1996 by $31.7 million (4%) primarily because we had a


[38] Transamerica Corporation and Subsidiaries larger on-hire fleet of refrigerated containers, tank containers and European trailers and a larger portfolio of finance leases. Partially offsetting these revenue increases were reduced standard container revenues due to lower utilization and rental rates and lower gain on used equipment sales. Rail trailers also had lower revenues because of a smaller fleet and lower gains on used equipment sales.

     Revenues for 1995 increased $96 million (15%) from 1994 because we had more on-hire standard, tank and refrigerated containers, chassis and European trailers, and because the Tiphook acquisition increased the size of our standard and tank container fleets. Partially offsetting these increases were lower revenues from the rail trailer business because we had fewer units on hire.

     Expenses excluding income taxes increased $31.2 million (5%) in 1996 as a result of larger refrigerated container, chassis and European trailer fleets, partially offset by lower operating expenses from a smaller rail trailer fleet. Expenses excluding income taxes grew $78.3 million (15%) in 1995 mainly due to the higher depreciation and interest expenses, and operating costs associated with these larger fleets.

     The combined utilization of standard containers, refrigerated containers, domestic containers, tank containers and chassis averaged 81% for 1996, 85% in 1995 and 81% in 1994. Rail trailer utilization was 82% in 1996, 77% in 1995 and 92% in 1994. European trailer utilization was 92% in 1996, 95% in 1995 and 96% in 1994. Utilization of our fleet is dependent on worldwide economic conditions, market pressures and industry fleet size.

     Our fleet of standard containers, refrigerated containers, domestic containers, tank containers and chassis totaled 896,300 units at the end of 1996. It increased by 187,900 units (27%) in 1996 and 23,000 units (3%) in
1995. The 1996 increase was largely due to the acquisition of Trans Ocean.

LEASING

(Amounts in millions)                               1996      1995      1994
----------------------------------------------------------------------------
REVENUES
Total leasing revenues                            $765.6    $733.9    $637.9

EXPENSES
Operating expenses                                 129.2     126.5     126.3
Depreciation on equipment held for lease           255.1     236.6     197.3
Selling and administrative expenses                 95.5      95.1      94.6
Interest                                           163.6     154.0     115.7
Income taxes                                        41.4      46.6      40.4
                                                  ______    ______    ______
                                                   684.8     658.8     574.3
                                                  ______    ______    ______
Income from operations                              80.8      75.1      63.6
Amortization of goodwill                            (2.0)     (2.0)     (2.0)
                                                  ______    ______    ______
Net income                                        $ 78.8    $ 73.1    $ 61.6
                                                  ======    ======    ======

                              Transamerica Corporation and Subsidiaries  [39]

REAL ESTATE SERVICES

This segment includes Transamerica's real estate information businesses as well as certain real estate and other investments. The primary business in this segment is Transamerica Real Estate Tax Service which obtains property tax information and monitors or processes property tax payments on mortgaged properties nationwide. Tax service customers include a wide range of lenders from banks and savings and loans to mortgage companies.

     The tax service's primary strategies are to improve its customer service and profitability through centralizing services, process redesign, strengthening its relationship with key customers, and striving to be the low-cost provider of real estate tax services.

     Net income from real estate services increased by $31 million (92%) in 1996 and decreased by $23 million (41%) in 1995. Net income included net after tax gains from investment transactions of $20.4 million in 1996, $15.1 million in 1995 and $5 million in 1994. Operating income, which excludes gains from investment transactions, increased $25.7 million (137%) in 1996. Operating income for 1995 included an $8.8 million after tax restructuring charge principally for the relocation and consolidation of the tax service business. Excluding the 1995 restructuring charge real estate services' operating income for 1996 increased $16.9 million (61%). Tax service revenues increased due to higher mortgage refinancings and home sales. We also had after tax gains totaling $5.3 million on the sales of seven real estate properties. In 1995, operating income decreased $33.1 million (64%). Excluding the restructuring charge, real estate services' operating income for 1995 decreased $24.3 million (47%) primarily because lower mortgage refinancings caused a significant decline in tax service revenues.

     Revenues in 1996 increased $103.4 million (41%) from 1995 because of increased business at the tax service and higher investment income. Revenues decreased $11.2 million (4%) in 1995 when business at the tax service declined.

     The funds these businesses require for capital expenditures and working capital are generated by operations. Cash, cash equivalents and accounts receivable, which totaled $276.5 million at December 31, 1996 and $102.5 million at December 31, 1995, are the real estate services operations' principal sources of liquidity.

[40]  Transamerica Corporation and Subsidiaries

REAL ESTATE SERVICES

(Amounts in millions)                               1996      1995      1994
----------------------------------------------------------------------------
ASSETS
Cash, cash equivalents and
  accounts receivable                           $  276.5    $102.5    $ 66.3
Investments                                      1,036.2     512.2     347.6
Land and buildings                                 163.9     165.9     146.9
Other assets                                        54.9      71.0      76.8
                                                ________    ______    ______
                                                $1,531.5    $851.6    $637.6
                                                ========    ======    ======
LIABILITIES AND EQUITY
Loss and future service reserves                $  169.4    $156.6    $137.9
Notes and loans payable                            810.6     363.2     300.5
Other liabilities                                  101.7      53.7      50.5
Equity                                             449.8     278.1     148.7
                                                ________    ______    ______
                                                $1,531.5    $851.6    $637.6
                                                ========    ======    ======
REVENUES
Real estate services revenues                   $  325.6    $230.2    $257.0
Gain on investment transactions                     31.3      23.3       7.7
                                                ________    ______    ______
                                                   356.9     253.5     264.7
                                                ________    ______    ______
EXPENSES
Salaries and other operating expenses              260.2     203.4     174.4
Income taxes                                        31.9      16.3      33.5
                                                ________    ______    ______
                                                   292.1     219.7     207.9
                                                ________    ______    ______
Income from operations                              64.8      33.8      56.8
Amortization of goodwill                            (0.1)     (0.1)     (0.1)
                                                ________    ______    ______
Net income                                      $   64.7    $ 33.7    $ 56.7
                                                ========    ======    ======
SOURCE OF CASH
Cash provided by operations                     $   35.0    $ 13.4    $122.7
Proceeds from debt financing                        55.9      31.3      11.5
Equity transactions                                 15.3      14.9
                                                ________    ______    ______
                                                $  106.2    $ 59.6    $134.2
                                                ========    ======    ======
APPLICATION OF CASH
Equity transactions                                                   $ 62.3
Net purchases of investments                    $   35.4    $ 29.6      63.8
Payments of notes and loans                         30.1      10.0       0.9
Other                                               40.7      20.0       7.2
                                                ________    ______    ______
                                                $  106.2    $ 59.6    $134.2
                                                ========    ======    ======

                              Transamerica Corporation and Subsidiaries  [41]

UNALLOCATED INTEREST AND OTHER EXPENSES

Unallocated interest and other expenses, after related income taxes, for the last three years were:

(Amounts in millions)      1996    1995    1994
-----------------------------------------------
Interest expense          $46.5   $42.7   $45.2
Other expenses (income)   (11.4)   48.4    39.2
                          _____   _____   _____
                          $35.1   $91.1   $84.4
                          =====   =====   =====


     Unallocated interest and other expenses decreased $56 million (61%) in 1996 primarily due to a $63.8 million benefit from the satisfactory resolution of prior year tax issues and a $4.6 million benefit from the resolution of issues regarding previously discontinued operations. The 1995 results also included several special items: a $25.6 million benefit from the satisfactory resolution of prior year tax matters, a $21.5 million after tax provision for the expected loss on the sale and leaseback of Transamerica Center in downtown Los Angeles, and $6.6 million of after tax income from the May 1995 sale of the investment management subsidiary. Excluding these items, unallocated interest and expenses rose $1.7 million (2%) in 1996 from 1995 primarily due to increased interest expense associated with higher outstanding debt levels. Excluding the special items discussed above from the 1995 results, unallocated interest and expenses increased $17.4 million (21%) from 1994, primarily due to increased expenses associated with the Monthly Income Preferred Securities which were issued in late 1994 and higher costs associated with the continuing centralization of certain administrative functions which have resulted in overall cost savings.

[42]  Transamerica Corporation and Subsidiaries

CORPORATE LIQUIDITY

Transamerica Corporation receives funds from its subsidiaries in the form of dividends, income taxes and interest on loans. We use these funds to pay dividends to our stockholders, purchase shares of our common stock, reinvest in the operations of our subsidiaries and pay corporate interest, expenses and taxes. We reinvest funds in our subsidiaries based on expected returns, expected level of shareholder value added, and the need for capital to maintain debt-to-equity ratios. We may reinvest by allowing a subsidiary to retain all or a portion of its earnings, or by making capital contributions or loans.

     Transamerica also borrows funds to finance acquisitions or lend to subsidiaries to finance their working capital needs. Our subsidiaries are required to maintain prudent financial ratios consistent with other companies in their industries and to maintain the capacity to repay working capital loans from Transamerica. At December 31, 1996, Transamerica and its subsidiaries had short-term borrowings, principally commercial paper, totaling $4.3 billion, supported by credit agreements with 59 banks. It is our policy to maintain credit line coverage equal to at least 100% of short-term borrowings. At December 31, 1996, we had credit available under these lines equal to $5.2 billion or 121% of these borrowings; credit support equal to 95% of the borrowings was with banks rated AAA/AA or the equivalent by one or more of the major credit rating agencies.

     In 1991, Transamerica filed a registration statement with the Securities and Exchange Commission under which up to $500 million of debt securities with varying terms may be sold. These securities may be senior or subordinated and, if subordinated, may be convertible into common stock. In November 1996, Transamerica sold $200 million of senior notes bearing interest at 6.75% due in November 2006. Of the remaining $300 million of debt securities available to be sold under the registration statement, $200 million has been designated as Medium Term Notes, Series B, of which none have been sold.

     Transamerica's commercial paper, senior debt and preferred stock are rated by independent rating agencies and we continue to maintain debt to capital ratios consistent with our current ratings.

     Transamerica Finance Corporation, a wholly owned subsidiary of Transamerica, also issues debt publicly to fund the consumer lending, commercial lending and leasing operations. In November 1996 Transamerica Finance Corporation issued $200 million of senior notes bearing interest at 6.375% due in November 2001.

     In December 1996, a subsidiary of Transamerica closed a $307 million leveraged lease transaction involving the sale and leaseback of 69,000 containers.

     In November 1996, Transamerica Capital I and II, affiliates of Transamerica, issued $325 million of Capital Trust Pass-through Securities. These included $100 million of 30-year securities maturing December 1, 2026 redeemable commencing in 2006 with a coupon of 7.80% issued by Transamerica Capital I, and $225

                              Transamerica Corporation and Subsidiaries  [43]

CORPORATE LIQUIDITY [continued]

million of 30-year, non-callable securities maturing December 1, 2026 with a coupon of 7.65% issued by Transamerica Capital II. Proceeds from the issuance of these securities were invested by the affiliates in subordinated debentures issued by Transamerica, bearing interest at 7.65% and 7.80% and maturing on December 1, 2026. Proceeds to Transamerica were used for general corporate purposes. The outstanding Capital Trust Pass-through Securities are shown as minority interest in Transamerica's consolidated balance sheet.

     In October 1996 we acquired Trans Ocean Ltd., a closely held container leasing company, in exchange for the issuance of approximately 1.6 million shares ($112.7 million) of Transamerica common stock of which 337,000 shares ($24.2 million) remain in escrow pending the resolution of certain items.

     In May 1995, Transamerica sold the assets of its investment management subsidiary, Criterion Investment Management Company. Proceeds from the sale were $60 million and were used to reduce debt.

     In March 1995, Transamerica acquired a portfolio of approximately 40,000 home equity loans from ITT for $1,027.3 million in cash. We funded the purchase primarily with long-term debt.

     In December 1994, Transamerica sold its former mutual fund subsidiary, Transamerica Fund Management Company. Proceeds from the sale were $100 million and were used to reduce debt.

     In October 1994, Transamerica Delaware, LP, an affiliate of Transamerica, issued $200 million of 9.125% cumulative Monthly Income Preferred Securities. Proceeds from the issuance were invested by the affiliate in Series A Subordinated Debentures issued by Transamerica, bearing interest at 9.125% and maturing October 25, 2024. Proceeds to Transamerica were used for general corporate purposes. The Monthly Income Preferred Securities obligation is shown as minority interest in Transamerica's consolidated balance sheet.

     In April 1994, Transamerica sold its remaining 21% ownership interest in Sedgwick Group plc. We used the $326.4 million in proceeds from this sale to purchase 4.5 million shares of our common stock and reduce debt.

     In March 1994, Transamerica acquired substantially all the operating assets of the container operations of Tiphook plc, a London-based transportation equipment rental company, for $1,061.4 million in cash. The initial financing of the acquisition was provided through short-term bank loans which have been repaid and refinanced with long-term debt.

[44]  Transamerica Corporation and Subsidiaries

STOCKHOLDERS' EQUITY

Transamerica's capital structure includes debt, preferred stock and common stock. We continuously strive to minimize our cost of capital while maintaining investment-grade credit ratings. Ratings are very important to our life insurance customers. Our ratings also enable us to borrow at attractive rates, which improves the spreads at our finance businesses.

     In December 1996, we announced the redemption of all of the outstanding Dutch Auction Rate Transferable Securities' Preferred Stock. The redemption was completed in February 1997. In January 1997, we announced the redemption of the outstanding Series D Preferred Stock. This redemption was also completed in February 1997.

     During 1996, we continued to return excess equity capital to stockholders by purchasing the company's common stock. During the year, a total of 4,287,900 common shares were purchased at a cost of $319.8 million (an average price of $74.57 per share). Since we began our share purchase program in May 1993, a total of 17.4 million shares have been acquired through December 31, 1996 at an aggregate purchase price of $1,051 million. In July 1996, Transamerica announced that its board of directors had authorized additional purchases of up to 2 million shares of the company's common stock. At December 31, 1996 there were 267,100 shares remaining to be purchased under this authorization.

     In June 1994, Transamerica completed a "Dutch Auction" tender offer to purchase 4.5 million shares of our common stock at a price of $54.75 per share. We used a portion of the net proceeds from the sale of Transamerica's interest in Sedgwick Group plc to purchase these shares.

     As a result of the July 1996 program, the Dutch Auction tender discussed above, and the purchase of 11.2 million shares under five previously announced share purchase programs beginning in 1993, the number of common shares outstanding at December 31, 1996 was 66 million compared to 68 million at December 31, 1995, 69.4 million at December 31, 1994 and 79.7 million at April 30, 1993 before the share purchase program began.

     In November 1994, Transamerica completed a tender offer to redeem for cash 4.4 million depositary shares representing shares of its 8.5% Series D Preferred Stock at a price of $26 per depositary share. As a result of the tender offer, $6.7 million of premium and expenses related to the transaction was charged directly to stockholders' equity. This reduced earnings to common stockholders and resulted in a 9 cent reduction in 1994 earnings per share.

                              Transamerica Corporation and Subsidiaries  [45]

INVESTMENT PORTFOLIO

Transamerica's total invested assets were $29.4 billion at December 31, 1996, most of which were held by our life insurance companies. Transamerica Investment Services, a wholly owned subsidiary of Transamerica, manages all of Transamerica's securities portfolios. At the end of 1996, total invested assets represented 81% of our insurance assets and 59% of Transamerica's total assets. In 1996 our investment income rose to $2.1 billion and represented 34% of Transamerica's total revenues.

     The majority of our invested assets is in fixed maturity securities. We generally make long-term investments primarily in investment-grade corporate bonds and government securities to support our life insurance policy liabilities. We use fundamental research and active management to seek to achieve a balanced bond portfolio that meets our goals for income, security of principal and diversification. At the end of 1996, 95.8% of our fixed maturity investments were rated as "investment grade," with an additional 3.0% rated in the BB category or its equivalent. "Investment grade" is generally defined as any issue rated above Ba by Moody's Investors Service or above BB by Standard & Poor's Corporation.

     The average yield of the fixed maturity portfolio was 7.8 percent in 1996 compared to 8.1 percent in 1995 and 8.5 percent in 1994. The average yield declined in 1996 due to a continuing shift to floating rate investments with shorter maturities to match the changing life insurance product mix.

     At December 31, 1996, our fixed income portfolio had a total market value of $27 billion and an amortized cost of $25.9 billion, resulting in a net unrealized gain. This gain, before the effects of income taxes and adjustments to deferred acquisition costs and policy liabilities, totaled $1.1 billion. The amortized cost of delinquent securities, before a provision for impairment in value, was $100,000 at December 31, 1996 compared to $6.9 million at December 31, 1995. The

[46] Transamerica Corporation and Subsidiaries adjustment for the impairment in value reduced the amortized cost of certain fixed maturity investments by $62.9 million at December 31, 1996 and $71.4 million at December 31, 1995.

     We also have a portfolio of equity securities with an aggregate market value of $1 billion at December 31, 1996, $599.2 million in excess of their cost. Our equity investment philosophy is to do our own research on a very select group of high quality companies. Our research is focused on anticipating and understanding long-term change.

     In addition to our fixed maturity and equity investments, at December 31, 1996 we had $745.5 million invested in mortgage loans and real estate. This amount represented 2.5% of our total investments and 1.5% of our total assets. These additional investments included $684.1 million in commercial mortgage loans, $78 million in real estate investments, $6.2 million in foreclosed real estate and $20 million in residential mortgage loans. Problem loans totaled $8.1 million at December 31, 1996 and $3.9 million at December 31, 1995. We have established allowances to cover possible losses from mortgage loans and real estate investments. These allowances totaled $42.8 million at December 31, 1996 and $48.8 million at December 31, 1995. Transamerica also owns land, buildings and equipment used in operations, including the Transamerica Pyramid, our corporate headquarters in San Francisco.

     New investments acquired in 1996 totaled $7.2 billion. Of that amount, 95% was in taxable, fixed maturity securities and 5% was invested principally in common and preferred stocks, mortgage loans and loans to policyholders. The average yield on new fixed maturity securities was 7.06 percent. During 1996, we committed to or funded $580 million of new private placement debt securities.

                              Transamerica Corporation and Subsidiaries  [47]

CONSOLIDATED BALANCE SHEET

December 31                                                  1996        1995
-----------------------------------------------------------------------------
ASSETS
Investments, principally of life insurance
    subsidiaries:
  Fixed maturities                                      $26,985.9   $26,076.1
  Equity securities                                       1,046.0       703.2
  Mortgage loans and real estate                            745.5       594.5
  Loans to life insurance policyholders                     442.6       426.4
  Short-term investments                                    165.2       226.5
                                                        _________   _________
                                                         29,385.2    28,026.7

Finance receivables, of which $4,168.7 in 1996 and
  $3,913.3 in 1995 matures within one year                8,697.9     8,849.6
Less unearned fees ($437.6 in 1996 and $397.9 in
  1995) and allowance for losses                            794.1       642.6
                                                        _________   _________
                                                          7,903.8     8,207.0

Cash and cash equivalents                                   471.8        67.6
Trade and other accounts receivable                       2,383.0     3,130.1
Property and equipment, less accumulated
    depreciation of $1,309.9 in 1996 and
    $1,140.6 in 1995:
  Land, buildings and equipment                             436.8       411.5
  Equipment held for lease                                3,118.5     2,862.0
Deferred policy acquisition costs                         2,138.2     1,974.2
Separate accounts administered by life insurance
  subsidiaries                                            3,527.9     2,533.4
Goodwill, less accumulated amortization of $143.9
  in 1996 and $130.8 in 1995                                389.3       402.4
Other assets                                                120.4       329.6
                                                        _________   _________
                                                        $49,874.9   $47,944.5
                                                        =========   =========
(Amounts in millions except for share data)
See notes to financial statements

[48]  Transamerica Corporation and Subsidiaries

December 31                                                1996         1995
----------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Life insurance policy liabilities                     $28,542.8    $27,893.4

Notes and loans payable, principally of finance
  subsidiaries, of which $1,241.3 in 1996 and
  $996.3 in 1995 matures within one year               10,328.3     10,337.8

Accounts payable and other liabilities                  1,899.0      1,672.4
Income taxes, of which $850.9 in 1996 and $891.5
  in 1995 is deferred                                     911.3      1,007.6
Separate account liabilities                            3,527.9      2,533.4

Minority interest in preferred securities of
  affiliates                                              525.0        200.0

Stockholders' equity:
  Preferred stock ($100 par value):
    Authorized--1,200,000 shares; issuable in series
    Outstanding--Dutch Auction Rate Transferable
      Securities, 2,250 shares, at liquidation
      preference of $100,000 per share                    225.0        225.0
    Outstanding--Series D, 180,091 shares at
      liquidation preference of $500 per share             90.0         90.0
  Common stock ($1 par value):
    Authorized--150,000,000 shares
    Outstanding--65,968,708 in 1996 and 67,989,508
     shares in 1995, after deducting 13,769,754 and
     11,748,954 shares in treasury in 1996 and 1995        66.0         68.0
  Additional paid-in capital                               83.0
  Retained earnings                                     2,920.2      2,866.0
  Net unrealized gain from investments marked to
    fair value                                            784.4      1,079.9
  Foreign currency translation adjustments                (28.0)       (29.0)
                                                      _________    _________
                                                        4,140.6      4,299.9
                                                      _________    _________
                                                      $49,874.9    $47,944.5
                                                      =========    =========

                              Transamerica Corporation and Subsidiaries  [49]

CONSOLIDATED STATEMENT OF INCOME

Year ended December 31                             1996       1995       1994
-----------------------------------------------------------------------------
REVENUES
Investment income                              $2,102.2   $1,990.3   $1,782.6
Life insurance premiums and related income      1,848.1    1,862.8    1,495.2
Finance charges and other fees                  1,197.8    1,199.0    1,068.1
Leasing revenues                                  689.1      669.5      594.2
Real estate and tax service revenues              255.7      195.0      240.6
Gain on investment transactions                    39.2       52.9       23.1
Other                                              95.5      131.6      150.7
                                               ________   ________   ________
                                                6,227.6    6,101.1    5,354.5
EXPENSES
Life insurance benefits                         2,805.8    2,858.7    2,356.4
Life insurance underwriting, acquisition
  and other expenses                              638.8      549.4      530.0
Leasing operating and maintenance costs           384.3      363.1      323.6
Interest and debt expense                         690.3      699.5      570.5
Provision for losses on receivables and
  assets held for sale                            283.0       93.8      100.6
Other, including administrative and
  general expenses                                840.3      831.6      783.8
                                               ________   ________   ________
                                                5,642.5    5,396.1    4,664.9
                                               ________   ________   ________
                                                  585.1      705.0      689.6
Income taxes                                      128.8      234.5      262.4
                                               ________   ________   ________
Net income                                     $  456.3   $  470.5   $  427.2
                                               ========   ========   ========
Net income per share of common stock           $   6.59   $   6.58   $   5.45
                                               ========   ========   ========

(Amounts in millions except for share data)
See notes to financial statements

[50]  Transamerica Corporation and Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31                          1996        1995        1994
----------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                 $   456.3   $   470.5   $   427.2
Adjustments to reconcile net income to
    net cash provided by operating
    activities:
  Increase in life insurance policy
    liabilities, excluding policyholder
    balances on interest-sensitive
    policies                                   947.3     1,272.8       813.8
  Amortization of policy acquisition costs     268.8       191.3       182.3
  Policy acquisition costs deferred           (388.0)     (381.8)     (394.9)
  Depreciation and amortization                325.9       306.5       263.2
  Other                                         28.1      (626.3)       82.3
                                           _________   _________   _________
  Net cash provided by operating
    activities                               1,638.4    1,233.0      1,373.9

INVESTING ACTIVITIES
Finance receivables originated             (19,832.4)  (19,327.5)  (17,387.8)
Finance receivables collected               19,282.5    19,301.4    16,678.7
Purchase of investments                     (8,014.7)   (6,256.3)   (9,656.4)
Sales and maturities of investments          6,185.3     4,204.9     7,151.4
Purchase of the container division
  assets of Tiphook plc                                             (1,061.4)
Purchase of finance receivables and
  other assets from ITT Consumer
  Financial Corporation                                 (1,027.3)
Other                                          519.9      (538.2)     (103.0)
                                           _________   _________   _________
  Net cash used by investing activities     (1,859.4)   (3,643.0)   (4,378.5)

FINANCING ACTIVITIES
Proceeds from debt financing                 6,852.4     8,476.9     7,197.6
Payments of notes and loans                 (7,204.6)   (7,330.4)   (5,766.2)
Receipts from interest-sensitive
  policies credited to policyholder
  account balances                           6,260.7     5,151.4     4,434.7
Return of policyholder balances on
  interest-sensitive policies               (5,173.4)   (3,624.0)   (2,419.9)
Proceeds from sale of preferred
  securities of affiliates                     323.9                   192.6
Redemption of preferred stock                               (0.8)     (115.9)
Treasury stock purchases                      (330.2)     (155.4)     (387.0)
Proceeds from issuance of common stock          45.6        51.0         8.0
Dividends                                     (149.2)     (155.4)     (167.7)
                                           _________   _________   _________
  Net cash provided by financing
    activities                                 625.2     2,413.3     2,976.2
                                           _________   _________   _________
Increase (decrease) in cash and
  cash equivalents                             404.2         3.3       (28.4)
Cash and cash equivalents at
  beginning of year                             67.6        64.3        92.7
                                           _________   _________   _________
Cash and cash equivalents at end of year   $   471.8   $    67.6   $    64.3
                                           =========   =========   =========

(Amounts in millions)
See notes to financial statements

                              Transamerica Corporation and Subsidiaries  [51]

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                             Net Unrealized
                                                                           Gain (Loss) from       Foreign
                                                    Additional                  Investments      Currency
                               Preferred   Common      Paid-in   Retained            Marked   Translation
                                   Stock    Stock      Capital   Earnings     to Fair Value   Adjustments
---------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993    $425.0     $ 76.4    $  475.2    $2,297.9     $  124.1          $(35.1)
Effect of adopting Statement
  of Financial Accounting
  Standards No. 115                                                              804.5
Net income                                                          427.2
Dividends declared:
  On common stock                                                  (142.8)
  On preferred stock                                                (24.9)
Common stock issued                           0.2         7.8
Treasury stock purchased                     (7.2)     (379.8)
Redemption of preferred stock   (109.2)                  (6.7)
Other changes                                                                 (1,193.7)           (3.1)
                                ______     ______    ________    ________     ________          ______
BALANCE AT DECEMBER 31, 1994     315.8       69.4        96.5     2,557.4       (265.1)          (38.2)

Net income                                                          470.5
Dividends declared:
  On common stock                                                  (137.4)
  On preferred stock                                                (18.0)
Common stock issued                           1.1       49.9
Treasury stock purchased                     (2.5)    (146.4)        (6.5)
Redemption of preferred stock     (0.8)
Other changes                                                                  1,345.0             9.2
                                ______     ______    _______     ________     ________          ______
BALANCE AT DECEMBER 31, 1995     315.0       68.0                 2,866.0      1,079.9           (29.0)

Net income                                                          456.3
Dividends declared:
  On common stock                                                  (132.2)
  On preferred stock                                                (17.0)
Common stock issued                           2.4     155.9
Treasury stock purchased                     (4.4)    (72.9)       (252.9)
Other changes                                                                   (295.5)            1.0
                                ______     ______    ______      ________     ________          ______
BALANCE AT DECEMBER 31, 1996    $315.0     $ 66.0    $ 83.0      $2,920.2     $  784.4          $(28.0)
                                ======     ======    ======      ========     ========          ======

(Amounts in millions)
See notes to financial statements

[52]  Transamerica Corporation and Subsidiaries

NOTES TO FINANCIAL STATEMENTS                               December 31, 1996

[A]  SIGNIFICANT ACCOUNTING POLICIES

Business

Transamerica Corporation is a financial services organization which engages through its subsidiaries in life insurance, consumer lending, commercial lending, leasing and real estate services. The United States is the primary market for the services offered by most of Transamerica's subsidiaries except for the leasing business, which operates in the container leasing business worldwide.

Consolidation

The consolidated financial statements include the accounts of Transamerica Corporation and its subsidiaries. Certain amounts reported in the consolidated financial statements are based on management estimates. Such amounts may ultimately differ from those estimates.

Investments

Investments in fixed maturities, comprising bonds, notes and redeemable preferred stocks, and investments in equity securities, comprising marketable corporate common and nonredeemable preferred stocks, are carried at fair value. Fair value for actively traded securities is based on quoted market prices. For fixed maturity securities that are not actively traded, fair value is estimated using information obtained from independent pricing services.

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

                              Transamerica Corporation and Subsidiaries  [53]

[A]  SIGNIFICANT ACCOUNTING POLICIES [continued]

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

     Life insurance premiums are generally recognized as earned over the premium-paying periods, with reserves for future benefits established from such premiums on a net-level premium method based upon estimated investment yields, withdrawals, mortality and other assumptions which were appropriate at the time the policies were issued. Premiums and deposits for universal life and other interest-sensitive life insurance products that do not involve significant mortality or morbidity risk are recorded as liabilities. Costs of acquiring new life insurance business, principally commissions and certain variable underwriting and field office expenses, all of which vary with and are primarily related to the production of new business, are deferred. Deferred policy acquisition costs for universal life and other interest-sensitive life insurance products are amortized in proportion to the present value of gross profit. Deferred policy acquisition costs for traditional life insurance products are amortized over the premium-paying period of the related policies in proportion to premium revenue recognized. Although realization of the benefits associated with deferred policy acquisition costs is not assured, management believes it is more likely than not that such amounts will be realized. Adequate provision is made for reported and unreported claims and related expenses.

Derivatives

Transamerica uses derivative financial instruments to hedge some of its interest rate and foreign exchange rate risks. The cost of each derivative contract is amortized over the life of the contract. The amortization is classified with the results of the underlying hedged item. Certain contracts are designated as hedges of specific assets within the investment portfolio and to the extent those investments are marked to market, the hedge contracts are also marked to market and included as an adjustment to the underlying asset value. Other contracts are designated and accounted for as hedges of certain of Transamerica's liabilities and outstanding indebtedness and are not marked to market. Gains or losses on terminated hedges are deferred and amortized over the remaining life of the hedged item.

Stock Based Compensation

Transamerica accounts for stock based compensation under the provisions of Accounting Principles Board Opinion No. 25.

[54]  Transamerica Corporation and Subsidiaries

New Accounting Standards

In 1994, Transamerica adopted the Financial Accounting Standards Board's new standard on accounting for certain investments in debt and equity securities. Beginning in 1994 with the adoption of this standard, all of Transamerica's investments in debt securities have been classified as available for sale and reported at fair value. To the extent the securities marked to fair value relate to interest-sensitive products, an adjustment to deferred policy acquisition costs is also made. In addition, the reserves for future benefits for non interest-sensitive products are evaluated as if the unrealized gains on debt securities were realized, and are adjusted for any resultant premium deficiencies. The effect of these adjustments, net of federal income taxes, is recorded in a separate component of stockholders' equity. There is no effect on the income statement. Prior to 1994 investments in debt securities were carried at amortized cost.

Earnings Per Share of Common Stock

Earnings per share of common stock are based on the weighted average number of shares outstanding (66,627,000 in 1996, 68,758,000 in 1995 and 72,592,000 in
1994) after deduction of preferred dividends and, in 1994, premium and expenses of $6.7 million on the partial redemption of the Series D preferred stock.

[B]  MINORITY INTEREST

In November 1996, two affiliates of Transamerica issued $100 million of 7.80% and $225 million of 7.65% cumulative Capital Trust Pass-through Securities payable December 1, 2026. The $100 million, 7.80% issue may be redeemed in whole or in part, on or after December 1, 2006. Transamerica has agreed to guarantee to pay in full any accrued and unpaid dividends declared, or the redemption price including accrued and unpaid dividends, if the securities are redeemed by the affiliates. Dividends on the outstanding Capital Trust Pass-through Securities are cumulative and payable semi-annually in arrears.

     In October 1994, an affiliate of Transamerica issued $200 million of 9.125% cumulative Monthly Income Preferred Securities payable October 25, 2024. The affiliate may redeem the outstanding Monthly Income Preferred Securities, in whole or in part, on or after October 25, 1999. Transamerica has agreed to guarantee to pay in full any accrued and unpaid dividends declared, or the redemption price including accrued and unpaid dividends, if the securities are redeemed by the affiliate. Dividends on the outstanding Monthly Income Preferred Securities are cumulative and payable monthly in arrears.

     Dividends on the Capital Trust Pass-through Securities and Monthly Income Preferred Securities are reported in the consolidated statement of income as a component of other expense.

                              Transamerica Corporation and Subsidiaries  [55]

[C]  FINANCIAL INSTRUMENTS

INVESTMENTS

The cost and fair value of fixed maturities and equity securities at December 31, 1996 and 1995 were as follows:

(Amounts in millions)                                               Gross        Gross
                                                               Unrealized   Unrealized
                                                        Cost        Gains       Losses   Fair Value
---------------------------------------------------------------------------------------------------
DECEMBER 31, 1996
U.S. Treasury securities and obligations of
  U.S. government authorities and agencies         $   294.6     $   25.5       $  1.7    $   318.4
Obligations of states and political subdivisions       291.9         11.1          0.6        302.4
Foreign governments                                    149.9          6.1          0.5        155.5
Corporate securities                                15,002.7        809.1        111.2     15,700.6
Mortgage-backed securities                           5,548.1        252.1         56.3      5,743.9
Public utilities                                     4,504.9        205.3         36.6      4,673.6
Redeemable preferred stock                              84.6         13.2          6.3         91.5
                                                   _________     ________       ______    _________
Total fixed maturities                             $25,876.7     $1,322.4       $213.2    $26,985.9
                                                   =========     ========       ======    =========
Equity securities                                  $   446.8     $  612.7       $ 13.5    $ 1,046.0
                                                   =========     ========       ======    =========
DECEMBER 31, 1995
U.S. Treasury securities and obligations of
  U.S. government authorities and agencies         $    98.9     $    7.5                 $   106.4
Obligations of states and political subdivisions       355.0         18.0       $  0.6        372.4
Foreign governments                                    110.2          9.2                     119.4
Corporate securities                                11,803.4      1,133.2          8.6     12,928.0
Mortgage-backed securities                           7,300.5        487.2         37.1      7,750.6
Public utilities                                     4,381.7        393.4          2.9      4,772.2
Redeemable preferred stock                              23.7          3.9          0.5         27.1
                                                   _________     ________       ______    _________
Total fixed maturities                             $24,073.4     $2,052.4       $ 49.7    $26,076.1
                                                   =========     ========       ======    =========
Equity securities                                  $   349.9     $  360.3       $  7.0    $   703.2
                                                   =========     ========       ======    =========

The cost and fair value of fixed maturities at December 31, 1996 by contractual maturity, are shown below.

(Amounts in millions)                                       Cost   Fair Value
-----------------------------------------------------------------------------
Due in one year or less                                $   512.0    $   544.6
Due after one year through five years                    3,876.0      3,957.4
Due after five years through ten years                   5,031.3      5,156.7
Due after ten years                                     10,909.3     11,583.3
                                                       _________    _________
                                                        20,328.6     21,242.0
Mortgage-backed securities                               5,548.1      5,743.9
                                                       _________    _________
                                                       $25,876.7    $26,985.9
                                                       =========    =========

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

[56]  Transamerica Corporation and Subsidiaries

The carrying values and estimated fair values of investments in mortgage loans on real estate and loans to life insurance policyholders at December 31, 1996 and 1995 were as follows:

(Amounts in millions)                                    Carrying   Estimated
                                                            Value  Fair Value
-----------------------------------------------------------------------------
DECEMBER 31, 1996
Mortgage loans on real estate                              $681.5      $770.9
                                                           ======      ======
Loans to life insurance policyholders                      $442.6      $416.4
                                                           ======      ======
DECEMBER 31, 1995
Mortgage loans on real estate                              $523.7      $630.4
                                                           ======      ======
Loans to life insurance policyholders                      $426.4      $408.1
                                                           ======      ======

The fair values for mortgage loans on real estate and policyholder loans are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for calculation purposes.

Gain on investment transactions, included in consolidated revenues, comprises:

(Amounts in millions)                               1996      1995      1994
----------------------------------------------------------------------------
Net gain on sale of investments                   $ 81.9    $ 85.7    $ 50.1
Provision for impairment in value                   (9.1)    (23.6)    (20.7)
Accelerated amortization of deferred policy
  acquisition costs                                (33.6)     (9.2)     (6.3)
                                                  ______    ______    ______
                                                  $ 39.2    $ 52.9    $ 23.1
                                                  ======    ======    ======

Proceeds from sales of fixed maturities and equity securities were $5.9 billion in 1996, $4 billion in 1995 and $2.7 billion in 1994. Gross gains of $119.8 million in 1996, $95 million in 1995 and $107.5 million in 1994, and gross losses of $41.3 million in 1996, $11.7 million in 1995 and $67.5 million in 1994 were realized on those sales.

     Transamerica and its subsidiaries use interest rate exchange and other agreements to hedge the interest rate sensitivity of a portion of its fixed maturity investments.

     The net unrealized gain included in stockholders' equity as a result of marking the fixed maturities and equity securities to fair value at December 31, 1996 and 1995 were as follows:

(Amounts in millions)                                       1996        1995
----------------------------------------------------------------------------
Net unrealized gain on fixed maturities                 $1,111.5    $1,990.3
Net unrealized gain on equity securities                   599.2       353.3
Net unrealized gain (loss) on derivative instruments
  which hedge a portion of investments in fixed
  maturities                                                (2.3)       12.4
Adjustment to deferred policy acquisition costs           (306.6)     (355.6)
Adjustment to life insurance policy liabilities           (195.0)     (339.0)
Deferred income taxes                                     (422.4)     (581.5)
                                                        ________    ________
                                                        $  784.4    $1,079.9
                                                        ========    ========

                              Transamerica Corporation and Subsidiaries  [57]

[C]  FINANCIAL INSTRUMENTS [continued]

NOTES AND LOANS PAYABLE

(Amounts in millions)                                      1996         1995
----------------------------------------------------------------------------
TRANSAMERICA FINANCE CORPORATION:
Short-term bank loans, commercial paper and
  current portion of long-term debt                   $ 1,229.0    $   743.3
Long-term debt due subsequent to one year:
  Notes and debentures; interest at 5.24% to
    12.67%; maturing through 2011                       3,474.4      3,603.7
  Notes and debentures; interest at 13.8% to
    13.88%; maturity value of $582.8 million;
    maturing through 2012                                 171.5        162.0
  Commercial paper and other notes at various
    interest rates and terms supported by credit
    agreements expiring through 2001                    4,104.2      4,334.6
  Subordinated notes and debentures; interest at
    5.42% to 9.95%; maturing through 2003                 702.5        784.6
Loans due to parent company                               192.5         61.7
                                                      _________    _________
                                                        9,874.1      9,689.9
PARENT COMPANY AND OTHER SUBSIDIARIES:
Short-term bank loans, commercial paper and
  current portion of long-term debt                        12.3        253.0
Long-term debt due subsequent to one year:
  Notes and debentures; interest at 5.89% to 10%;
    maturing through 2020                                 424.0        223.1
  Commercial paper and other notes at various
    interest rates and terms supported by credit
    agreements expiring through 2001                      203.4        211.3
  Notes at variable interest rates; maturing
    through 1998                                            7.0         22.2
Less loans to Transamerica Finance Corporation           (192.5)       (61.7)
                                                      _________    _________
                                                          454.2        647.9
                                                      _________    _________
                                                      $10,328.3    $10,337.8
                                                      =========    =========

The weighted average interest rate on short-term borrowings at December 31, 1996 and 1995 was 5.46% and 5.8%.

     Assets with a net book value of $474.5 million at December 31, 1996, consisting primarily of land, buildings and equipment, are collateral for certain of the above debt.

     The aggregate annual maturities for the four years subsequent to December 31, 1997 are $1.2 billion in 1998, $2.6 billion in 1999, $2.7 billion in 2000 and $1.3 billion in 2001.

     Under credit agreements with various banks, Transamerica and its subsidiaries had the ability to borrow up to $5.2 billion with interest at variable rates at December 31, 1996. There were no borrowings outstanding under these credit lines at that date. These credit agreements, which expire through 2001, require a fee on the commitment.

     Transamerica and its subsidiaries use interest rate exchange agreements to hedge the interest rate sensitivity of a portion of outstanding indebtedness.

     Interest payments, net of amounts received

[58] Transamerica Corporation and Subsidiaries from interest rate exchange agreements, totaled $705 million in 1996, $696 million in 1995 and $661.8 million in 1994.

     The estimated fair value of notes and loans payable, using rates currently available for debt with similar terms and maturities, was $10.7 billion at December 31, 1996 and $10.8 billion at December 31, 1995.

CONCENTRATION OF RISK AND
FAIR VALUE OF RECEIVABLES

Transamerica's consumer and commercial lending operations engage in the extension of credit to homeowners, electronics and appliance dealers, retail recreational products dealers, computer stores and others. The risk associated with that credit is subject to economic, competitive and other influences. While a substantial portion of the risk is diversified, certain borrowers are concentrated in one industry or geographic area.

     Transamerica's finance receivables include $3.7 billion, net of unearned finance charges, of real estate secured loans, principally first and second mortgages secured by residential properties of which approximately 34% were located in California. The commercial and other finance receivables portfolio represents lending arrangements with approximately 120,000 customers. At December 31, 1996, the portfolio included 12 customers with individual balances in excess of $20 million. These accounts represented 13% of total commercial and other net finance receivables outstanding at December 31, 1996.

     The estimated fair values of consumer finance receivables, substantially all of which are fixed rate instalment loans collateralized by residential real estate, and the fixed rate commercial and other finance receivables are based on the discounted value of the future cash flows expected to be received using available secondary market prices for securities backed by similar loans after adjustment for differences in receivable characteristics. In the absence of readily available market prices, the expected future cash flows are discounted at effective rates currently offered by Transamerica for similar receivables. For variable rate commercial loans the carrying amount represents a reasonable estimate of fair value.

     The carrying amounts and estimated fair values of the finance receivable portfolio at December 31, 1996 and 1995 were as follows:

(Amounts in millions)                                   Carrying    Estimated
                                                           Value   Fair Value
-----------------------------------------------------------------------------
DECEMBER 31, 1996
Fixed rate receivables--
  Consumer                                              $3,885.4    $4,464.0
  Commercial and other                                   1,120.6     1,149.9
Variable rate receivables--
  Commercial                                             2,897.8     2,897.8
                                                        ________    ________
                                                        $7,903.8    $8,511.7
                                                        ========    ========

DECEMBER 31, 1995
Fixed rate receivables--
  Consumer                                              $4,884.9    $5,521.7
  Commercial and other                                     680.9       697.6
Variable rate receivables--
  Commercial                                             2,641.2     2,641.2
                                                        ________    ________
                                                        $8,207.0    $8,860.5
                                                        ========    ========

                              Transamerica Corporation and Subsidiaries  [59]

[C] FINANCIAL INSTRUMENTS [continued]

FAIR VALUE OF INVESTMENT CONTRACTS

Investment-type contracts are included in life insurance policy liabilities. Fair value of investment-type contracts is estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts. The carrying amounts and estimated fair values of the liabilities for investment-type contracts at December 31, 1996 and 1995 were as follows:

(Amounts in millions)                                    Carrying    Estimated
                                                            Value   Fair Value
------------------------------------------------------------------------------
DECEMBER 31, 1996
Single and flexible premium deferred annuities          $ 6,962.5   $ 6,400.6
Single premium immediate annuities                        4,115.0     4,477.0
Guaranteed investment contracts                           3,153.8     3,207.3
Other deposit contracts                                   3,894.8     3,913.1
                                                        _________   _________
                                                        $18,126.1   $17,998.0
                                                        =========   =========
-----------------------------------------------------------------------------
DECEMBER 31, 1995
Single and flexible premium deferred annuities          $ 8,080.1   $ 7,518.2
Single premium immediate annuities                        4,124.0     4,677.7
Guaranteed investment contracts                           2,958.9     2,998.0
other deposit contracts                                   2,785.7     2,848.3
                                                        _________   _________
                                                        $17,948.7   $18,042.2
                                                        =========   =========
DERIVATIVES

The operations of Transamerica are subject to risk of interest rate fluctuations to the extent that there is a difference between the cash flows from Transamerica's interest-earning assets and the cash flows related to its liabilities that mature or are repriced in specified periods. In the normal course of its operations, Transamerica hedges some of its interest rate risk with derivative financial instruments. These derivatives comprise primarily interest rate swap agreements, interest rate floor agreements, interest rate cap agreements and options to enter into interest rate swap agreements (swaptions). Transamerica does not use derivative financial instruments for trading or speculative purposes, nor is Transamerica a party to any leveraged derivative contracts. While Transamerica is exposed to credit risk in the event of nonperformance by the other party, the likelihood of nonperformance is considered low due to the high credit rating of the counterparties. At December 31, 1996 and 1995, all of Transamerica's derivative financial instruments were with financial institutions rated A or better by one or more of the major credit rating agencies.

ASSET AND LIABILITY HEDGES

Interest rate floor agreements purchased by Transamerica provide for the receipt of payments in the event interest rates fall below specified levels. Interest rate floors are intended to mitigate Transamerica's risk of reinvesting the cash flow it receives from calls and redemptions on its investment portfolio at lower interest rates. Transamerica purchases swaptions, which help manage the risk of interest rate fluctuations by providing an option to enter into an interest rate swap in the event of unfavorable interest rate movements. Interest rate swap agreements are intended to help Transamerica to more

[60] Transamerica Corporation and Subsidiaries closely match the cash flow received from its assets to the payments on its liabilities, and generally provide that one party pays interest at a floating rate in relation to movements in an underlying index and the other party pays interest at a fixed rate.

     Transamerica's interest rate cap agreements limit the amount of interest paid in the event interest rates rise above specified levels.

     At December 31, 1996 and 1995, the unamortized cost of the instruments that hedge assets was $76 million and $15.9 million, and the fair value of these asset hedges comprised gross obligations to counterparties of $17.5 million and $9.7 million and gross benefits from counterparties of $91.2 million and $38 million. The net unrealized gain (loss) on derivative contracts that hedge assets is included in stockholders' equity to offset the effect of changes to the fair value of the underlying hedged asset. At December 31, 1996 and 1995 the net after tax unrealized gain (loss) included in stockholders' equity from marking asset hedges to fair value was $(1.5) million and $8.1 million.

     The net present value of the liability hedges offsets changes in the fair value of the hedged liabilities, which are also carried at amortized cost. The fair value of the liability hedges at December 31, 1996 and 1995 were gross obligations of $29.2 million and $32.9 million and gross benefits of $69.2 million and $84.5 million resulting in a net benefit from counter-parties of $40 million at December 31, 1996 and a net benefit from counterparties of $51.6 million at December 31, 1995.

                              Transamerica Corporation and Subsidiaries  [61]

[C]  FINANCIAL INSTRUMENTS [continued]

At December 31, 1996 and 1995 asset hedges comprised:

                                                                              Weighted           Weighted
(Dollar amounts in millions)                                  Notional   Average Fixed   Average Floating
                                                                Amount   Interest Rate      Interest Rate
---------------------------------------------------------------------------------------------------------
1996
Interest rate swap agreements--Transamerica receives:
  Floating rate interest income, pays fixed rate
    interest expense                                          $  308.9       6.8%               6.5%
                                                              ========       ====               ====
  Fixed rate interest income, pays floating rate
    interest expense                                          $  240.0       6.7%               6.4%
                                                              ========       ====               ====
  Floating rate interest income based on one index (at
    a weighted average interest rate of 5.9%) and pays
    floating rate interest expense based on another
    index (at a weighted average interest rate of 6.6%)       $  298.6
                                                              ========
Swaptions                                                     $8,427.6       4.5%
                                                              ========       ====
Interest rate floor agreements                                $  560.5       6.5%
                                                              ========       ====
Interest rate cap agreements                                  $   10.0       5.5%
                                                              ========       ====
S&P call options                                              $    8.8
                                                              ========
1995
Interest rate swap agreements--Transamerica receives:
  Floating rate interest income, pays fixed rate
    interest expense                                          $  235.2       8.0%               6.3%
                                                              ========       ====               ====
  Fixed rate interest income, pays floating rate
    interest expense                                          $  140.0       5.7%               5.9%
                                                              ========       ====               ====
  Floating rate interest income based on one index
    (6.3%) and pays floating rate interest expense
    based on another index (5.0%)                             $   65.0
                                                              ========
Interest rate floor agreements                                $  560.5       6.5%
                                                              ========       ====

At December 31, 1996 and 1995 liability hedges comprised:

                                                                              Weighted           Weighted
                                                              Notional   Average Fixed   Average Floating
(Dollar amounts in millions)                                    Amount   Interest Rate      Interest Rate
---------------------------------------------------------------------------------------------------------
1996
Interest rate swap agreements--Transamerica pays:
  Floating rate interest expense, receives fixed rate
    interest income                                           $2,662.6       6.4%               5.7%
                                                              ========       ====               ====
  Fixed rate interest expense, receives floating rate
    interest income                                           $  672.1       6.3%               5.5%
                                                              ========       ====               ====
  Floating rate interest expense based on one index (at
    a weighted average interest rate of 5.8%) and
    receives floating rate interest income based on
    another index (at a weighted average interest rate
    of 3.7%)                                                  $    6.6
                                                              ========
Cross currency swaps and foreign interest rate swaps          $  116.5
                                                              ========

1995
Interest rate swap agreements--Transamerica pays:
  Floating rate interest expense, receives fixed rate
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
                                                              ========

[62]  Transamerica Corporation and Subsidiaries

[D]  INCOME TAXES

The provision for income taxes comprised:

(Amounts in millions)                                  1996     1995     1994
-----------------------------------------------------------------------------
Federal current                                      $ 42.3   $ 69.9   $215.4
Federal deferred                                       68.5    128.8     12.1
State                                                   2.8     19.1     22.6
Foreign                                                15.2     16.7     12.3
                                                     ______   ______   ______
                                                     $128.8   $234.5   $262.4
                                                     ======   ======   ======

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets and liabilities as of December 31, 1996 and 1995 were as follows:

(Amounts in millions)                                         1996       1995
-----------------------------------------------------------------------------
Deferred tax assets:
  Allowance for losses                                    $  112.5   $   75.7
  Impairment of investments                                   36.4       57.3
  Life insurance policy liabilities                          575.3      585.3
  Loss and tax credits carryforward                           57.0       24.4
  Other                                                      301.0      212.5
                                                          ________   ________
                                                           1,082.2      955.2
Deferred tax liabilities:
  Deferred policy acquisition costs                          726.1      696.8
  Accelerated depreciation                                   617.0      446.4
  Unrealized gain on marking investments to fair value       422.4      581.5
  Discount amortization on notes and loans payable            71.6       68.7
  Other                                                       96.0       53.3
                                                          ________   ________
                                                           1,933.1    1,846.7
                                                          ________   ________
Net deferred tax liability                                $  850.9   $  891.5
                                                          ========   ========

The difference between federal income taxes computed at the statutory rate and the provision for income taxes was:

(Amounts in millions)                                  1996     1995     1994
-----------------------------------------------------------------------------
Federal income taxes at statutory rate               $204.8   $246.8   $241.6
State income taxes                                      1.8     12.4     14.7
Prior year items                                      (63.8)   (30.0)
Other                                                 (14.0)     5.3      6.1
                                                     ______   ______   ______
                                                     $128.8   $234.5   $262.4
                                                     ======   ======   ======

Income tax payments totaled $97.5 million in 1996, $148.3 million in 1995 and $71.9 million in 1994.

                              Transamerica Corporation and Subsidiaries  [63]

[E]  BUSINESS SEGMENT INFORMATION

(Amounts in millions)                         1996         1995         1994
----------------------------------------------------------------------------
REVENUES
Life insurance                           $ 3,949.7    $ 3,866.5    $ 3,289.6
Consumer lending                             759.8        782.5        690.6
Commercial lending                           432.8        423.7        384.3
Leasing                                      765.6        733.9        637.9
Real estate services                         356.9        253.5        264.7
Other*                                       (37.2)        41.0         87.4
                                         _________    _________    _________
                                         $ 6,227.6    $ 6,101.1    $ 5,354.5
                                         =========    =========    =========
OPERATING PROFIT AS DEFINED BY
FINANCIAL ACCOUNTING STANDARD NO. 14**
Life insurance                           $   505.1    $   458.4    $   403.2
Consumer lending                             (76.5)       134.0        148.1
Commercial lending                           103.4        111.8         72.0
Leasing                                      120.2        119.7        101.9
Real estate services                         148.0         74.5        112.5
                                         _________    _________    _________
                                             800.2        898.4        837.7

Unallocated interest and other
  expenses*                                 (163.7)      (168.9)      (125.8)
Interest expense for real estate
  services                                   (51.4)       (24.5)       (22.3)
Income tax expense                          (128.8)      (234.5)      (262.4)
                                         _________    _________    _________
Net income                               $   456.3    $   470.5    $   427.2
                                         =========    =========    =========
ASSETS
Life insurance                           $36,482.0    $35,099.8    $28,967.1
Consumer lending                           4,251.6      5,308.3      4,475.4
Commercial lending                         4,023.5      3,423.4      3,363.9
Leasing                                    3,928.5      3,477.8      3,184.2
Real estate services                       1,531.5        851.6        637.6
Other*                                      (342.2)      (216.4)      (234.4)
                                         _________    _________    _________
                                         $49,874.9    $47,944.5    $40,393.8
                                         =========    =========    =========
ADDITIONS, AT COST,
TO PROPERTY AND EQUIPMENT
Leasing                                  $   926.2    $   573.3    $ 1,525.3
Other                                         65.5         80.9         70.2
                                         _________    _________    _________
                                         $   991.7    $   654.2    $ 1,595.5
                                         =========    =========    =========
DEPRECIATION
Leasing                                  $   255.1    $   236.6    $   201.7
Other                                         58.0         53.9         46.7
                                         _________    _________    _________
                                         $   313.1    $   290.5    $   248.4
                                         =========    =========    =========
 *In 1995 Transamerica completed the sale of its asset management operations.
  For the years ended December 31, 1995 and 1994 revenues of the asset management operations were $31.4 million and $76.1 million and operating profit was $26.8 million and $30.9 million. As of December 31, 1994 assets were $54.5 million. Other revenues and other assets include intercompany eliminations.
**For income by segment as used for management purposes, see table included on page 25 of the financial review.

[64]  Transamerica Corporation and Subsidiaries

[F]  PENSION PLANS

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

A summary of the components of net periodic pension cost follows:

(Amounts in millions)                              1996       1995      1994
----------------------------------------------------------------------------
Service cost--benefits earned during the
  period                                        $  16.7    $  14.2    $ 17.9
Interest cost on projected benefit obligation      51.6       52.3      47.7
Actual return (gain) loss on plan assets         (164.9)    (259.2)     19.3
Deferral of current gains (losses) varying
  from expected return                             97.4      199.2     (71.7)
Net amortization and deferrals                     (0.6)       3.8       6.0
                                                _______    _______    ______
Total pension cost                              $   0.2    $  10.3    $ 19.2
                                                =======    =======    ======

The following table sets forth the amounts recognized in the consolidated statement of financial position for the pension plans:

(Amounts in millions)                                         1996      1995
----------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefit obligation*                              $  710.5    $715.3
                                                          ========    ======
  Accumulated benefit obligation                          $  719.6    $723.8
                                                          ========    ======

Projected benefit obligation, including effects
  of future salary increases                              $  779.1    $762.0
Plan assets at fair value                                  1,119.4     991.5
                                                          ________    ______
Excess of plan assets over projected benefit
  obligation                                              $  340.3    $229.5
                                                          ========    ======
The excess of plan assets over projected benefit
  obligation comprises:
  Net pension liability (asset)                           $  (29.1)   $(34.0)
  Unrecognized net gain arising since January 1, 1986        381.7     278.1
  Unrecognized prior service cost                            (16.9)    (20.6)
  Unrecognized net obligation at January 1, 1986
    net of amortization                                       (4.8)     (6.0)
  Adjustment required to recognize minimum
    liability                                                  9.4      12.0
                                                          ________    ______
                                                          $  340.3    $229.5
                                                          ========    ======
*A portion of the vested benefit obligation is unconditionally guaranteed by Transamerica Occidental Life Insurance Company, a wholly owned subsidiary of Transamerica.

The projected benefit obligation was determined using a weighted average discount rate of 7% and an assumed rate of compensation increase of 5.50%. The expected long-term rate of return on plan assets was 8.25% in 1996 and 1995 and 8.75% in 1994.

                              Transamerica Corporation and Subsidiaries  [65]

[G]  STOCK OPTIONS

Transamerica has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for stock-based compensation because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options.

     At December 31, 1996, under Transamerica's stock option plans, 18,606,962 shares of common stock (15,389,110 shares at December 31, 1995) were reserved principally for sale to key employees of the Corporation and subsidiaries. Except as noted below for the 1995 Performance Stock Option Plan, all options granted have 10 year terms and generally vest and become exercisable ratably over four years. Options were exercised for 778,798 shares in 1996, 1,068,068 shares in 1995 and 194,823 shares in 1994, at aggregate option prices of $31.9 million, $41.1 million and $7 million. In February 1997, options for 1,464,200 shares were granted at an option price equal to market value on the date granted.

     In December 1996, Transamerica's board of directors approved the 1996 Stock Option Plan. Under the terms of the plan, 4,000,000 shares of common stock were reserved principally for sale to key employees other than officers of Transamerica. At December 31, 1996, no options had been granted.

     In April 1995, the stockholders approved the 1995 Performance Stock Option Plan and, under the terms of the Plan, Transamerica has made grants of nonqualified stock options totaling 5 million shares. Transamerica's share price on the date of the initial grant was $50.75. Options for 1,025,000 shares were granted at an exercise price of $60 per share, which vest ratably on the third, fourth and fifth anniversaries of the date of grant. Options for 1,325,000 shares were granted with an exercise price of $82 per share, all of which would have been forfeited if the Corporation's common stock did not reach $82 within five years from the date of grant. These options vested in February 1997. Options for 2,650,000 shares were granted with an exercise price of $100, all of which will be forfeited if the Corporation's common stock does not reach $100 within seven years from the date of grant. Options granted with exercise prices of $82 and $100 will vest only if during a period of ten trading days out of any 30 consecutive trading days the closing price of the Corporation's common stock equals or exceeds the exercise price. Options for 80,000 shares in 1996 and 140,000 shares in 1995 were cancelled due to forfeiture. Forfeited shares may be reissued.

     Pro forma information regarding net income and earnings per share is required by Statement No. 123, which also requires the information be determined as if Transamerica had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1996 and 1995: risk-free interest rate of 5.14% and 7.10%; dividend yields of 2.6% and 3.7%; volatility factors of the expected market price of Transamerica's common stock over the expected life of the option of
0.175 and 0.164; and a weighted average expected option life of four years.

     In management's opinion, existing stock option valuation models do not provide an entirely reliable measure of the fair value of non transferable employee stock options with vesting restrictions.

[66]  Transamerica Corporation and Subsidiaries

The following table presents Transamerica's net income and earnings per share, and pro forma disclosures as if the estimated fair value of the options is recognized rateably in net income over the options' vesting period.

(Amounts in millions, except per share data)                   1996      1995
-----------------------------------------------------------------------------
Net income                                                   $456.3    $470.5
Pro forma net income*                                        $451.3    $468.0
Earnings per share                                           $ 6.59    $ 6.58
Pro forma earnings per share*                                $ 6.52    $ 6.54

*As Statement No. 123 is applicable to options granted subsequent to December 31, 1994, the full effect of its implementation will not be reflected in pro forma disclosures until 1998.


Transamerica's stock option activity and related information for the years ended December 31 follow:

                                                                          1996                     1995
-------------------------------------------------------------------------------------------------------
                                                                      Weighted                 Weighted
                                                                       Average                  Average
                                                            Options   Exercise       Options   Exercise
                                                         (thousands)     Price    (thousands)     Price
-------------------------------------------------------------------------------------------------------
Outstanding--beginning of year                             11,616      $63.67        6,679      $42.95
  Granted                                                   1,635       77.77        7,070       81.63
  Exercised                                                  (778)      40.91       (1,068)      38.46
  Forfeited                                                  (466)      74.34       (1,065)      78.20
Outstanding--end of year                                   12,007      $66.65       11,616      $63.67
Exercisable at end of year                                  4,001      $43.65        3,533      $40.87
Weighted average fair value of options granted
  during the year, excluding the Performance Stock
  Option Plan                                                          $12.73                   $ 9.09
Weighted average fair value of options granted under
  the Performance Stock Option Plan during the year                    $ 6.91                   $ 1.68
                                                           ======      ======       ======      ======

Outstanding and exercisable options at December 31, 1996:

                                                    Options Outstanding             Options Exercisable
-------------------------------------------------------------------------------------------------------
                               Number
Range of                  Outstanding       Weighted Avg   Weighted Avg          Number    Weighted Avg
Exercise                  at 12/31/96          Remaining       Exercise     Exercisable        Exercise
  Prices                      (000's)   Contractual Life          Price         (000's)           Price
-------------------------------------------------------------------------------------------------------
$32--$42                      2,195        3.9 years          $38.22           2,195          $38.22
$43--$55                      3,466        7.1 years           51.14           1,756           49.85
$56--$76                      2,381        8.8 years           70.66              50           64.47
$77--$100                     3,965        5.5 years           93.94               -               -
____________________________________________________________________________________________________
                             12,007                                            4,001
====================================================================================================

                              Transamerica Corporation and Subsidiaries  [67]

[H]  CAPITAL STOCK

At December 31, 1996 Transamerica had outstanding 2,250 shares of Dutch Auction Rate Transferable Securities Preferred Stock (DARTS) ($100 par value, $100,000 liquidation value) in Series A-1, B-1 and C-1 of 750 shares each. In December 1996, Transamerica announced the redemption of all of the outstanding DARTS. The redemption was completed in February 1997.

     Transamerica also had outstanding 3,601,827 depositary shares at December 31, 1996, each of which represents a 1/20 interest in a share of Series D Preferred Stock ($100 par value, $500 liquidation preference). Dividends, which are cumulative, are at the rate of 8.5% of the liquidation preference per annum. In February 1997, Transamerica completed the redemption of all its Series D Preferred Stock for total consideration of $94 million.

     At December 31, 1996, 5,000,000 shares of preference stock (without par value) were authorized but unissued.

     In October 1996, Transamerica acquired Trans Ocean Ltd. in exchange for approximately 1.6 million shares ($112.7 million) of Transamerica common stock.

[I]  RETAINED EARNINGS RESTRICTIONS

Under certain circumstances, the provisions of loan agreements and statutory requirements place limitations on the amount of funds which can be remitted to Transamerica by its consolidated subsidiaries. Of the net assets of Transamerica's consolidated subsidiaries, as adjusted for intercompany account balances, at December 31, 1996 approximately $3.7 billion is so restricted, and $0.7 billion is free for remittance to Transamerica subject to investment and operating requirements.

[J]  COMMITMENTS AND CONTINGENCIES

In connection with the 1993 sale of Transamerica Insurance Group, a subsidiary of Transamerica assumed responsibility by means of a reinsurance agreement for certain assumed treaty reinsurance business written prior to 1986 for which it received assets which are expected to be sufficient to fund the liquidation of the business. Transamerica has collateralized the estimated ultimate obligation of approximately $350.5 million at December 31, 1996 by providing letters of credit aggregating $160 million and by placing certain assets in a trust. At December 31, 1996, the fair value of the assets in the trust was $214.9 million. Additionally, Transamerica agreed to pay up to $89.3 million in adverse loss development on certain paid environmental losses and has provided for these losses.

     Substantially all leases of Transamerica and its subsidiaries are operating leases principally for the rental of real estate. Total rental expense amounted to $80.9 million in 1996, $82.7 million in 1995 and $99.9 million in 1994.

     Transamerica and its subsidiaries are defendants in various legal actions arising from their operations. These include legal actions, similar to those faced by many other major life insurers, which allege damages related to sales practices of non-guaranteed premium policies since the early 1980s.

     Contingent liabilities arising from litigation, income taxes and other matters are not expected to have a material effect on the consolidated financial position or results of operations of Transamerica and subsidiaries.

[68]  Transamerica Corporation and Subsidiaries

SUPPLEMENTARY FINANCIAL INFORMATION

SELECTED QUARTERLY FINANCIAL DATA

1996                                     March 31         June 30    September 30      December 31       1996 Total
-------------------------------------------------------------------------------------------------------------------
Revenues                                 $1,493.7        $1,515.0        $1,592.3         $1,626.6         $6,227.6
                                         ========        ========        ========         ========         ========
Income before investment transactions    $  106.8        $   95.2        $  114.9         $  113.9         $  430.8
Gain (loss) on investment transactions        8.5            10.7            (1.0)             7.3             25.5
                                         ________        ________        ________         ________         ________
Net income                               $  115.3        $  105.9        $  113.9         $  121.2         $  456.3
                                         ========        ========        ========         ========         ========
Earnings per share of common stock:
Income before investment transactions    $   1.51        $   1.36        $   1.68         $   1.66         $   6.21
Gain (loss) on investment transactions       0.12            0.16           (0.01)            0.11             0.38
                                         ________        ________        ________         ________         ________
Net income                               $   1.63        $   1.52        $   1.67         $   1.77         $   6.59
                                         ========        ========        ========         ========         ========
High and low sales prices
  for common shares                    $78 7/8-71  $84 1/2-71 3/8    $      83-67    $   82 3/8-70   $    84 1/2-67


1995                                     March 31         June 30    September 30      December 31       1995 Total
-------------------------------------------------------------------------------------------------------------------
Revenues                                 $1,420.5        $1,581.0        $1,581.2         $1,518.4         $6,101.1
                                         ========        ========        ========         ========         ========
Income before investment transactions    $   94.3        $  111.2        $  122.3         $  108.3         $  436.1
Gain on investment transactions               2.0             6.6            24.7              1.1             34.4
                                         ________        ________        ________         ________         ________
Net income                               $   96.3        $  117.8        $  147.0         $  109.4         $  470.5
                                         ========        ========        ========         ========         ========
Earnings per share of common stock:
Income before investment transactions    $   1.30        $   1.54        $   1.72         $   1.52         $   6.08
Gain on investment transactions              0.03            0.09            0.36             0.02             0.50
                                         ________        ________        ________         ________         ________
Net income                               $   1.33        $   1.63        $   2.08         $   1.54         $   6.58
                                         ========        ========        ========         ========         ========
High and low sales prices
  for common shares                    $59-49 1/2  $61 1/8-55 3/4    $  71 1/2-58   $77 1/2-65 3/4   $77 1/2-49 1/2

(Dollar amounts in millions except for share data)
Note A. On February 21, 1997 the closing sales price for Transamerica common shares was $87 and there were 45,900 common stockholders of record.

                              Transamerica Corporation and Subsidiaries  [71]

SELECTED ELEVEN-YEAR FINANCIAL DATA

(Dollar amounts in millions
 except for share data)                  1996        1995        1994        1993        1992
---------------------------------------------------------------------------------------------
Revenues                            $ 6,227.6   $ 6,101.1   $ 5,354.5   $ 4,813.3   $ 4,550.9

Income from continuing operations   $   456.3   $   470.5   $   427.2   $   447.5   $   334.0

Earnings per share of common
    stock (Note A):
  Income (loss) from continuing
    operations                      $    6.59   $    6.58   $    5.45   $    5.40   $    4.00

FINANCIAL POSITION
Total assets                        $49,874.9   $47,944.5   $40,393.8   $36,050.5   $33,290.9
Notes and loans payable:
  Long-term debt                    $ 9,087.0   $ 9,341.5   $ 7,489.1   $ 5,681.0   $ 6,510.5

OTHER DATA
Per share of common stock:
  Dividends declared (Note E)       $    2.00   $    2.00   $    2.00   $    2.00   $    2.00

Note A. Earnings per share of common stock are based on the weighted average number of shares outstanding in each year after deduction of preferred dividends and in 1994, premium and expenses on the partial redemption of the Series D preferred stock.
Note E. Quarterly dividends per share were 50 cents in 1996 and 1995.


[72]  Transamerica Corporation and Subsidiaries

COMMON STOCK LISTED AND TRADED

Transamerica's common stock (symbol: TA) is listed and traded in the U.S. on the New York and Pacific Stock Exchanges and outside the U.S. on the following exchanges: Amsterdam, Basel, Frankfurt, Geneva, London, Paris, and Zurich.

[82]  Transamerica Corporation and Subsidiaries