Form 10-K405, Exhibit 13
period 1997-12-31
TRANSAMERICA CORP
filed 1998-03-30
CIK 99189

CONSOLIDATED RESULTS

         TRANSAMERICA'S INCOME from continuing operations for 1997 grew $30.5 million (6%) from 1996. Results in 1997 included $43.3 million of net after tax gains from investment transactions compared to $25.5 million in 1996. Income from continuing operations before investment transactions in 1997 increased $12.7 million (3%) and included a $90 million benefit mainly from the resolution of prior years' tax matters and a $25.8 million after tax provision for loss on the accelerated disposal of equipment and restructuring costs at our leasing business. On June 23, 1997 we sold our branch-based consumer lending operation. In the fourth quarter of 1997 the consumer lending business was reclassified as discontinued operations following management's assessment that the results of the company's new approach to consumer lending did not meet the company's criteria for further investment. Results from the consumer lending segment for prior periods have been reclassified as results from discontinued operations.

         Income from continuing operations before investment transactions in 1996 included $68.4 million in benefits primarily from the resolution of prior years' tax matters. It also included a $4.5 million after tax benefit from the elimination of various contingencies related to the 1995 sale of assets by the commercial lending operation.

         Excluding the items discussed above, income from continuing operations before investment transactions for 1997 rose to $424.5 million from $403.1 million, an increase of $21.4 million (5%). The increase was due primarily to higher operating results at the real estate services and commercial lending businesses and lower unallocated interest and other expenses. Lower results at the leasing and life insurance businesses partially offset these increases.

         Transamerica's income from continuing operations for 1996 increased $111.4 million (29%) from 1995. Results in 1996 included $25.5 million of net after tax gains from investment transactions compared to $34.4 million in 1995. Income from continuing operations before investment transactions in 1996 included the items noted above. Results for 1995 included $30 million of tax benefits included in life insurance and unallocated expenses from the resolution of prior years' tax matters, a $12.2 million after tax benefit from the reversal of a valuation allowance no longer needed, and a $2 million after tax benefit primarily from the settlement of a class action lawsuit involving Franklin Savings Association in which Transamerica was the plaintiff. The favorable effect of these 1995 items was offset in part by a $21.5 million after tax provision for an expected loss on the sale and leaseback of Transamerica Center in downtown Los Angeles, and after tax charges totaling $8.8 million for restructuring the real estate services operations. Excluding the special items from both years, income from continuing operations before investment transactions increased to $403.1 million in 1996 up from $341.8 million in 1995. This $61.3 million (18%) increase was primarily as a result of improved operating results at the life insurance, real estate services, leasing and commercial lending businesses. These positive factors were partially offset by higher unallocated interest and other expenses.



ITEMS INCLUDED IN INCOME FROM CONTINUING OPERATIONS:



(Amounts in millions except for per share data)                           1997                1996              1995
                                                                         -------             -------           -------


Income from continuing operations ................................    $    532.0          $    501.5          $   390.1

Gain on investment transactions ..................................         (43.3)              (25.5)             (34.4)
                                                                      ----------          ----------          ---------

Income from continuing operations before
   investment transactions .......................................         488.7               476.0              355.7
Life insurance-Resolution of prior years' tax matters ............                                                 (4.4)
               Primarily settlement of a class action lawsuit ....                                                 (2.0)
Real estate services-Restructuring charges .......................                                                  8.8
Commercial lending-Reserves no longer required ...................                              (4.5)             (12.2)
Leasing-Provision for loss on accelerated disposal
   of equipment and restructuring costs ..........................          25.8
Unallocated interest & other expenses:
   Resolution of prior years' tax and other matters ..............         (90.0)              (68.4)             (25.6)
   Expected loss on sale and leaseback of
     Transamerica Center (in downtown Los Angeles) ...............                                                 21.5
                                                                      ----------          ----------          ---------

                                                                      $    424.5          $    403.1          $   341.8
                                                                      ==========          ==========          =========



Earnings per share (diluted) .....................................    $     6.26          $     5.65          $    4.62
                                                                      ==========          ==========          =========

OPERATING INCOME BY BUSINESS SEGMENT




(Amounts in millions except for per share data)                           1997                1996               1995
                                                                        --------            --------           --------


LIFE INSURANCE ...................................................    $    306.4          $    325.4          $   290.8

FINANCE
Commercial lending ...............................................          92.1                73.2               75.2
Leasing ..........................................................          40.6                80.8               75.1
Amortization of goodwill .........................................         (13.2)              (12.6)             (12.9)
                                                                      ----------          ----------           --------

Total finance ....................................................         119.5               141.4              137.4

REAL ESTATE SERVICES
Real estate services .............................................          74.0                44.4               18.7
Amortization of goodwill .........................................          (0.1)               (0.1)              (0.1)
                                                                      ----------          ----------          ---------

Total real estate services ......................................           73.9                44.3               18.6
Unallocated interest and other expenses ..........................         (11.1)              (35.1)             (91.1)
                                                                      ----------          ----------          ---------
Income from continuing operations before
   investment transactions .......................................         488.7               476.0              355.7
Gain on investment transactions ..................................          43.3                25.5               34.4
                                                                      ----------          ----------          ---------
Income from continuing operations ................................    $    532.0          $    501.5          $   390.1
                                                                      ==========          ==========          =========


EARNINGS PER SHARE OF COMMON STOCK-DILUTED
Income from continuing operations before
   investment transactions .......................................    $     7.22         $      6.72         $     4.82
Gain on investment transactions ..................................          0.65                0.38               0.49
                                                                      ----------         -----------         ----------
Income from continuing operations ................................    $     7.87         $      7.10         $     5.31
                                                                      ==========         ===========         ==========

Average shares outstanding1 ......................................          66.8                68.2               70.1
                                                                      ==========         ===========         ==========



1. Includes the dilutive effect of stock options.

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

         In 1997 we created an operations division to consolidate our back office operations and focus on improving productivity and service to our customers. We also focused our marketing efforts to help us better understand and meet the needs of our current customers and target new ones more effectively. Investments in new technology are playing a key role in both of these efforts. We have different strategies for adding shareholder value in each of our divisions. In the life insurance products division, to reduce costs and strengthen our traditional agency sales system, we converted 9 of our 20 branch offices to independent agencies and plan to convert the remainder. We are implementing a new compensation program for all agents. We are also expanding our distribution channels for term insurance products, and our mass marketing of both term and universal products to small employers.

         In the annuities division, we are working to develop stronger marketing programs and to make annuities available through all our distribution channels. We are also investing in new technology to improve the administration and servicing of these products.

         In asset management, we continue to look for opportunities in targeted segments of the investment and retirement savings markets where we can leverage our investment management expertise without investing significant additional capital.

         Our reinsurance division continues to introduce new risk management services. These include an initiative to package administrative support with our product consulting activities. The division also continues to expand its international operations.

         Net income from our life insurance operations decreased by $5.9 million (2%) in 1997 after increasing $29.5 million (10%) in 1996. Net income included net after tax gains from investment transactions totaling $27.3 million in 1997, $14.2 million in 1996, and $19.3 million in 1995. Excluding investment transactions, income from insurance operations decreased $19 million (6%) in 1997 and increased $34.6 million (12%) in 1996. In 1997, results were affected by a $20.1 million after tax charge for a legal settlement related to the sale and performance of certain universal and whole life insurance policies issued by our life insurance operations and a $5 million after tax provision for costs associated with proceedings seeking rescission of reinsurance contracts in connection with business in the personal accident market in London.

         Income before investment transactions decreased at the life insurance products division in 1997, primarily due to the legal settlement provision and higher claims.

         At the annuities division, income before investment transactions grew in 1997. Interest rate spreads were favorable, fee income was higher because our variable annuity asset base was larger, and our operating costs were lower. Operating expenses in 1996 were adversely affected by relocation costs for moving portions of the operations to Charlotte, North Carolina and Kansas City, Missouri.

         The asset management group had slightly higher income before investment transactions in 1997. Interest rate spreads were favorable, and fee income was higher because we were managing more assets. The group's results were reduced by the decision late in 1996 to reduce the scale of the capital-intensive structured settlements business.

         Income before investment transactions was slightly lower at reinsurance in 1997 due to increased claim costs partially offset by growth in policy revenue.

         Income before investment transactions from our Canadian operations increased in 1997 because of improved persistency, favorable claims experience and higher management fees from growth in the segregated funds business.

         In the corporate line, income before investment transactions in 1997 decreased primarily due to increased general operating expenses offset in part by higher investment income.

         In 1996, operating income grew at the insurance products division and asset management group primarily because the asset base of interest-sensitive products grew, and interest rate spreads were maintained. The reinsurance line increased its operating income in 1996 primarily by assuming a higher volume of new in force business. The Canadian line improved its operating income in 1996 through growth in the base of interest-sensitive policies. In annuities, Transamerica benefited from increased interest rate spreads and fee income but experienced a decrease in income before investment transactions compared to 1995 primarily because of relocation costs.

         Investment  transactions  for  the  life  insurance  operation  in 1997 included after tax net gains on the sale of investments of $32.9 million compared to $41.9 million in 1996 and $40.6 million in 1995. The 1996 amount included an after tax gain of $9.1 million from a transaction with a special purpose subsidiary of Transamerica Corporation in which certain below investment grade bonds were exchanged for collateralized bond obligations with higher ratings issued by the subsidiary. Transamerica's consolidated financial statements were not effected. Adjustments to the amortization of deferred policy acquisition costs increased after tax investment gains by $5.8 million in 1997 and reduced after tax investment gains by $21.8 million in 1996 and $6 million in 1995. Investment transactions in 1997, 1996 and 1995 included $11.4 million, $5.9 million and $15.3 million of after tax losses due to downward adjustments in carrying value of certain below investment grade fixed maturity investments.

         Net investment income for the life insurance companies increased $89.7 million (4%) in 1997 and $105.6 million (5%) in 1996 primarily due to a growing base of invested assets.

         Premiums and other income increased $126 million (7%) in 1997 and decreased $22.5 million (1%) in 1996. The increase in 1997 was primarily due to growth in traditional life premiums and income on interest sensitive policies.

         Life insurance benefit costs and expenses grew $257.3 million (8%) in 1997 and $28.7 million (1%) in 1996. The increases were primarily due to the higher interest credited on interest-sensitive policies, unfavorable claims activity, and in 1997 the $20.1 million and $5 million after tax provisions discussed above.

         Cash provided by operations for 1997 was $988.8 million, an increase of $74.9 million (8%) from 1996. This increase was primarily due to the timing of the settlement of certain receivables and payables, including some at the reinsurance division. We continue to maintain a sufficiently liquid investment portfolio at the life insurance companies to cover operating requirements. The rest of our funds is invested in long term securities.

LIFE INSURANCE
(Amounts in millions)                                              1997                 1996                 1995
                                                               -----------          -----------          -----------
ASSETS
Investments .................................................  $  31,693.7          $  28,935.4          $  27,703.2
Deferred policy acquisition costs ...........................      2,102.6              2,138.2              1,974.2
Other assets ................................................      7,591.0              5,408.4              5,422.4
                                                               -----------          -----------          -----------

                                                               $  41,387.3          $  36,482.0          $  35,099.8
                                                               ===========          ===========          ===========



LIABILITIES AND EQUITY
Policy reserves and related items ...........................  $  30,141.9          $  28,542.8          $  27,893.4
Other liabilities ...........................................      6,937.7              4,566.7              3,746.5
Equity* .....................................................      4,307.7              3,372.5              3,459.9
                                                               -----------          -----------          -----------

                                                               $  41,387.3          $  36,482.0          $  35,099.8
                                                               ===========          ===========          ===========




REVENUES
Investment income, net of expenses ..........................  $   2,169.4          $   2,079.7          $   1,974.1
Premiums and other income ...................................      1,818.0              1,692.0              1,714.5
Gain on investment transactions .............................         42.0                 21.9                 29.6
                                                               -----------          -----------          -----------

                                                                   4,029.4              3,793.6              3,718.2
EXPENSES
Policyholder benefits .......................................      2,810.9              2,649.7              2,710.4
Commissions and other expenses ..............................        734.9                638.8                549.4
Income taxes ................................................        149.9                165.5                148.3
                                                               -----------          -----------          -----------

                                                                   3,695.7              3,454.0              3,408.1
                                                               -----------          -----------          -----------
Net income ..................................................  $     333.7          $     339.6          $     310.1
                                                               ===========          ===========          ===========



SOURCE OF CASH
Cash provided by operations .................................  $     988.8          $     913.9          $     543.8
Net receipts from interest-sensitive policies ...............        440.4                991.7              1,527.4
                                                               -----------          -----------          -----------

                                                               $   1,429.2          $   1,905.6          $   2,071.2
                                                               ===========          ===========          ===========




APPLICATION OF CASH
Net purchases of investments ................................  $   1,315.4          $   1,862.4          $   1,986.1
Equity transactions .........................................         56.2                 40.0                 40.0
Other .......................................................         57.6                  3.2                 45.1
                                                               -----------          -----------          -----------

                                                               $   1,429.2          $   1,905.6          $   2,071.2
                                                               ===========          ===========          ===========



*Equity includes net unrealized gains from marking investments to fair value of $1,190.6 million in 1997, $549.8 million in 1996 and $946 million in 1995. See footnote B of the notes to the financial statements for consolidated components of unrealized gains.

TRANSAMERICA  FINANCE  CORPORATION

         TRANSAMERICA FINANCE CORPORATION, which is a separate Securities and Exchange Commission registrant, includes Transamerica's commercial lending and leasing operations. Transamerica Finance Corporation provides funding for these businesses. Its principal assets are finance receivables and equipment held for lease, which totaled a combined $6.9 billion at December 31, 1997 and $7.1 billion at December 31, 1996. These operations have a high level of liquidity since a significant portion of their assets are finance receivables. Principal cash collections of finance receivables totaled $24 billion in 1997, $18.1 billion in 1996 and $18 billion in 1995. Transamerica Finance Corporation's total notes and loans payable were $6 billion at December 31, 1997 and $9.9 billion at December 31, 1996. Its variable-rate debt totaled $3.5 billion at December 31, 1997 compared to $5.5 billion at December 31, 1996. Transamerica Finance Corporation's ratio of debt to tangible equity was 6.5:1 at December 31, 1997 compared with 6.8:1 at December 31, 1996.


         From time to time, Transamerica Finance Corporation publicly offers senior or subordinated debt securities. It issued a total of $120 million of public debt in 1997, $688 million in 1996 and $832 million in 1995. Under a shelf registration statement filed in April 1995 with the Securities and Exchange Commission, Transamerica Finance Corporation may offer up to $3 billion of senior or subordinated debt securities with varying terms, of which $1.8 billion had not been issued at December 31, 1997.


TRANSAMERICA FINANCE CORPORATION


(Amounts in millions)                                                             1997              1996              1995
                                                                              -----------      ------------       -----------

ASSETS
Finance receivables less unearned fees and allowance
   for losses ..........................................................      $   3,903.3       $   4,018.4       $   3,322.1
Net assets of discontinued operations ..................................             40.1           4,326.2           5,334.6
Equipment held for lease ...............................................          2,996.5           3,118.5           2,862.0
Goodwill ...............................................................            423.0             368.1             381.1
Assets held for sale ...................................................            377.8               3.4               4.4
Other assets ...........................................................            984.8             885.0             358.3
                                                                              -----------       -----------       -----------

                                                                              $   8,725.5       $  12,719.6       $  12,262.5
                                                                              ===========       ===========       ===========



LIABILITIES AND EQUITY
Notes and loans payable ................................................      $   6,025.2       $   9,879.3       $   9,689.9
Other liabilities ......................................................          1,397.1           1,087.6             787.3
Equity .................................................................          1,303.2           1,752.7           1,785.3
                                                                              -----------       -----------       -----------

                                                                              $   8,725.5       $  12,719.6       $  12,262.5
                                                                              ===========         =========       ===========



REVENUES
Finance and leasing revenues ...........................................      $   1,329.5       $   1,206.5       $   1,164.6

EXPENSES
Operating expenses .....................................................            490.6             406.0             401.7
Interest ...............................................................            354.4             314.2             307.5
Depreciation on equipment held for lease ...............................            275.8             255.1             236.6
Provision for losses on receivables and assets held for sale ...........             16.2              10.2              (4.0)
Income taxes ...........................................................             74.3              81.7              91.0
                                                                              -----------       -----------       -----------

                                                                                  1,211.3           1,067.2           1,032.8
                                                                              -----------         ---------       -----------
Income from continuing operations ......................................      $     118.2       $     139.3       $     131.8
                                                                              ===========       ===========       ===========



SOURCE OF CASH
Cash provided by operations ............................................      $     363.4       $     495.8       $     612.8
Finance receivables collected and sold .................................         24,043.1          18,086.8          18,003.1
Proceeds from sale and cash transactions
   with discontinued operations ........................................          4,413.2           1,021.8
Proceeds from debt financing ...........................................          3,401.7           6,784.5           8,281.5
Other ..................................................................            382.5                                20.0
                                                                              -----------       -----------       -----------
                                                                              $  32,603.9       $  26,388.9       $  26,917.4
                                                                              ===========       ===========       ===========

APPLICATION OF CASH
Additions to equipment held for lease ..................................      $     378.4       $     391.5       $     573.3
Finance receivables originated .........................................         23,262.4          18,765.1          18,125.5
Purchase of finance receivables from
   Whirlpool Finance Corporation .......................................            881.9
Payments of notes and loans ............................................          7,263.5           6,932.9           7,333.6
Cash transactions with discontinued operations .........................                                                783.6
Equity transactions ....................................................            817.7             237.9             101.4
Other ..................................................................                               61.5
                                                                              -----------       -----------       -----------

                                                                              $  32,603.9       $  26,388.9       $  26,917.4
                                                                              ===========       ===========       ===========



COMMERCIAL LENDING

          TRANSAMERICA'S COMMERCIAL LENDING operation makes loans to small, medium and large businesses. At the end of 1997 we had net finance receivables owned and serviced of $5 billion in two core businesses: distribution finance and business credit.

         Our distribution finance operations provide financial services to manufacturers, distributors, resellers, retailers and commercial and consumer end users. We primarily serve companies who sell consumer electronics and appliances, marine products such as boats and personal watercraft, information technology, lawn and garden products, recreational vehicles, furnaces and air conditioners, motorcycles and manufactured housing. Our primary strategy in this business is to provide one source for the financing of goods as they move through the distribution channels from manufacturers to end user. We believe this strategy will help us respond to pricing pressure as new competitors continue to enter this market. The growing market for securitization of receivables (selling receivables to third parties while retaining the servicing of the customer accounts) has enabled new competitors to enter the market using less capital than was previously required. In 1997, we securitized $1.5 billion of floor plan finance receivables which adds additional flexibility to our funding strategies as our receivables portfolio grows. We are pursuing growth opportunities for distribution finance in Europe, in retail financing, and through joint ventures with our customers.

         In January 1998, the distribution finance operation completed the acquisition of approximately $1.1 billion of net receivables and other assets of the inventory financing, retail financing and international factoring (receivables financing) businesses of Whirlpool Financial Corporation for a total purchase price of $1.3 billion in cash. The acquisition of the inventory finance and most of the international finance assets closed in 1997. The acquisition has given us a stronger presence domestically and a significantly expanded international business base. We have also entered into a long-term strategic alliance with Whirlpool under which we will provide financing service to Whirlpool's dealers and retail customers (through our credit card bank) and factoring services to Whirlpool's international operations.


         Transamerica business credit provides a variety of financial products for commercial customers. We extend asset-based credit facilities, which are underwritten based on collateral coverage or cash flow characteristics, to middle market companies for business expansion, acquisitions, and financial restructurings. Through our equipment finance and lease division, which was started in 1995, we support our customers' growth by financing an array of fixed assets, including manufacturing, construction and transportation equipment. In late 1996, we began providing short-term equipment loans, leases and revolving credit facilities for venture capital-supported development stage companies, primarily in the life sciences and electronics markets, through our technology finance division. Additionally, Transamerica business credit provides capital for other financial services providers, primarily in the form of loans extended by our financial services funding division, as well as through joint venture arrangements.

         Net income from our commercial lending operations was $80.9 million in 1997, an increase of $18.3 million (29%) from $62.6 million in 1996. Income before the amortization of goodwill grew $18.9 million (26%) from 1996. Operating results for 1997 included an after tax gain of $5.4 million on the sale and securitization of $1.5 billion of floor plan finance receivables and a $3.2 million tax benefit from tax matters resolved in 1997. In 1996, operating results included a $4.5 million benefit primarily from the favorable resolution of disputed issues surrounding the 1995 sale of assets in Puerto Rico. In 1995, operating results included a $12.2 million after tax benefit from reversing a valuation allowance no longer required following the Puerto Rican asset sale and a $4.8 million after tax gain on the sale of a portfolio of consumer rediscount loans.

         Excluding the above items, commercial lending income from operations before the amortization of goodwill increased $14.8 million (22%) in 1997 and $10.5 million (18%) in 1996. In 1997, higher average net receivables outstanding contributed to the growth in operating income. In 1997, the commercial lending operation announced that it intends to sell its insurance premium finance operation and reclassified those receivables as assets held for sale. In 1996, growth in each of the core businesses led to higher average receivables outstanding and increased operating income.

         Revenues in 1997 grew $82.7 million (19%) from 1996 as higher average net receivables outstanding more than offset a decline in yield due to increased competition. Revenues in 1997 included an $8.7 million gain on the securitization of floor plan finance receivables. Revenues rose $9.1 million (2%) in 1996 principally due to growth in average net receivables outstanding.

         Interest expense increased $31.5 million (21%) from 1996 principally due to the higher average debt level needed to support receivables growth. In 1996, interest expense fell $300,000 from 1995 because of the lower average interest rate paid on borrowings, which was partially offset by a higher average debt level due to receivables growth.

         Operating expenses increased $17 million (11%) in 1997 and $3.6 million (2%) in 1996 primarily because of higher business volume and average net receivables outstanding. The provision for losses on receivables increased in 1997 by $6 million (60%) from 1996, partially due to growth in the average net receivables outstanding. In addition, the provision for losses on receivables decreased $5.9 million (37%) in 1996 from 1995 due to lower credit losses and because reserves were higher in the liquidating portfolio than were ultimately necessary.

         Credit losses, net of recoveries, as a percentage of average finance receivables outstanding, net of unearned finance charges, were 0.25% in 1997, 0.16% in 1996 and 0.34% in 1995.

         We have established an allowance for losses equal to 2.24% of net finance receivables outstanding as of December 31, 1997 compared to 2.22% at December 31, 1996.

         Delinquent receivables are defined as instalments for inventory finance and asset-based lending receivables more than 60 days past due and the outstanding loan balance for all other receivables more than 60 days past due. At December 31, 1997, delinquent receivables were $12.7 million (0.35% of receivables outstanding) compared to $17.3 million (0.46% of receivables outstanding) at December 31, 1996. Delinquent receivables declined due to the reclassification of the insurance premium finance receivables to assets held for sale.

         Nonearning receivables are defined as balances from borrowers that are more than 90 days delinquent or sooner if it appears doubtful they will be fully collectible. Accrual of finance charges is suspended on nonearning receivables until past due amounts are collected. Nonearning receivables were $21.8 million (0.60% of receivables outstanding) at December 31, 1997 compared to $21.4 million (0.56% of receivables outstanding) at December 31, 1996. An increase in nonearning receivables in the core business was partly offset by the reclassification of the insurance premium finance receivables to assets held for sale.

         Assets held for sale as of December 31, 1997 totaled $281 million. Of the finance receivables held for sale at December 31, 1997, $14.2 million were more than 60 days past due and $7.5 million were classified as nonearning.


COMMERCIAL LENDING



(Amounts in millions)                                                        1997               1996               1995
                                                                          ---------          ---------          ---------
REVENUES
Finance charges and related income .................................      $   515.5          $   432.8          $   423.7

EXPENSES
Interest ...........................................................          179.9              148.4              148.7
Operating expenses .................................................          176.9              159.9              156.3
Provision for losses on receivables ................................           16.2               10.2               16.1
Provision (benefit) for losses on assets held for sale .............                                                (20.1)
Incomes taxes ......................................................           50.4               41.1               47.5
                                                                          ---------          ---------          ---------


                                                                              423.4              359.6              348.5
                                                                          ---------          ---------          ---------
Income from operations .............................................           92.1               73.2               75.2
Amortization of goodwill ...........................................          (11.2)             (10.6)             (10.9)
                                                                          ---------          ---------          ---------
Net income .........................................................      $    80.9          $    62.6          $    64.3
                                                                          =========          =========          =========



LEASING


         TRANSAMERICA LEASING'S fleet of intermodal transportation equipment is the largest in the world. Intermodal equipment can be carried on ships or railcars or hauled by trucks. We lease this equipment to and manage it for steamship lines, railroads, shippers, distribution companies and motor carriers. In addition to service and term operating leases, we provide structured financing that enables customers to purchase equipment over time, and an equipment matching service in which we manage containers for customers and broker equipment interchanges among them.

         Most of our intermodal containers are used in international trade, while our chassis, rail trailers and domestic containers are used primarily within North America. We also have an over the road trailer leasing business in Europe.

         In 1997, utilization rates for our container fleet declined to 79% from 81% in 1996 due primarily to oversupply in the industry.

         Net income from leasing operations in 1997 declined 51% to $38.6 million. Leasing income before the amortization of goodwill was $40.6 million compared to $80.8 million in 1996.

         Earnings were reduced by a $25.8 million after tax provision for expected losses on the accelerated disposition of equipment (primarily standard containers) and the restructuring of the operation's field offices to reduce costs. The accelerated disposition is in response to an oversupply of units. Earnings for standard and refrigerated containers were also reduced by lower rental rates, a decline in utilization and decreased gains on the sale of used standard containers. Partially offsetting these declines were improved earnings from tank and domestic containers, chassis and European trailers. All of these lines had more on-hire units than in 1996. Additionally, rail trailers reported higher income due to improved utilization and rental rates and structured finance earnings improved due to a larger portfolio of finance leases.

         Excluding  the  impact  of  the  accelerated   equipment  disposal  and
restructuring, leasing earnings before the amortization of goodwill were $66.4 million compared to $80.8 million in 1996.

         In 1996, income from leasing operations rose $5.7 million (8%) from 1995. The increase was primarily due to a larger portfolio of finance leases and lower ownership costs for the rail trailer business attributed to a smaller fleet. Income in 1996 included $4.4 million from the resolution of outstanding tax issues and the tax benefits from entering into structured lease transactions. Partially offsetting these increases were reduced earnings in standard and refrigerated containers and chassis due to lower utilization rates, and lower standard container and chassis rental rates.

         Revenue increased in 1997 by $32.2 million (4%) primarily because the October 1996 acquisition of Trans Ocean Ltd. increased the size of the fleet of standard, refrigerated and tank containers and chassis by approximately 25%. Revenue also increased as a result of a larger portfolio of finance leases and more on-hire European trailers. Offsetting these increases were the provision for the expected loss due to the accelerated equipment disposal and lower revenues from decreased rental rates and decreased utilization for standard and refrigerated containers resulting primarily from an industry-wide oversupply of equipment. In addition, rail trailer revenues were lower due to a smaller fleet size.

         Revenues increased in 1996 by $31.7 million (4%) primarily due to a larger on-hire fleet of refrigerated containers, tank containers and European trailers and a larger portfolio of finance leases. Partially offsetting these revenue increases was a decline in standard container revenues due to lower utilization and rental rates and lower gain on used equipment sales. Rail trailer revenues also declined because of a smaller fleet and lower gains on used equipment sales.

         Expenses excluding income taxes increased $89.3 million (14%) in 1997 due to higher ownership and operating costs associated with our larger fleets of standard and refrigerated containers, chassis and European trailers and the provision associated with the restructuring. In 1996, expenses excluding income taxes increased $31.2 million (5%), in line with larger fleets of refrigerated containers, chassis and European trailers. Lower operating expenses from a smaller rail trailer fleet partially offset those higher costs.

         The combined utilization rate for standard containers, refrigerated containers, domestic containers, tank containers and chassis averaged 79% in 1997 compared to 81% in 1996 and 85% in 1995. Rail trailer utilization was 85% in 1997, 82% in 1996 and 77% in 1995. European trailer utilization was 92% in both 1997 and 1996 and 95% in 1995.

     In addition to leasing services, we are developing and using technology to provide more and better information to our customers via the internet and offering equipment management services. We are also concentrating on reducing our costs of operations in line with lower margins in an increasingly competitive pricing market for international containers. Our European trailer operation continues to provide opportunities for growth, as we added 5,100 units in 1997, making us one of only two leasing companies to provide equipment throughout Europe.


LEASING



(Amounts in millions)                                               1997                 1996                 1995
                                                                 ---------            ---------            ---------


REVENUES
Total leasing revenues ........................................  $   797.8            $   765.6            $   733.9

EXPENSES
Operating expenses ............................................      174.1                129.2                126.5
Depreciation on equipment held for lease ......................      275.8                255.1                236.6
Selling and administrative expenses ...........................      116.7                 95.5                 95.1
Interest ......................................................      166.1                163.6                154.0
Income taxes ..................................................       24.5                 41.4                 46.6
                                                                 ---------            ---------            ---------

                                                                     757.2                684.8                658.8
                                                                 ---------            ---------            ---------
Income from operations ........................................       40.6                 80.8                 75.1
Amortization of goodwill ......................................       (2.0)                (2.0)                (2.0)
                                                                 ---------            ---------            ---------
Net income ....................................................  $    38.6            $    78.8            $    73.1
                                                                 =========            =========            =========



REAL ESTATE SERVICES


         THIS SEGMENT INCLUDES Transamerica's Real Estate Information Companies as well as certain real estate holdings and other investments. The primary business in Transamerica Real Estate Information Companies is Transamerica Real Estate Tax Service which obtains property tax information and monitors or processes property tax payments on mortgaged properties nationwide. We also operate a flood hazard certification company which determines and guarantees whether a property is located in a flood hazard zone and must therefore carry flood insurance under federal law. Tax service and flood hazard customers include a wide range of lenders from banks and savings and loans to mortgage companies. Transamerica Real Estate Information Companies' third business is Transamerica Intellitech which provides comprehensive public record information packaged with powerful software. Intellitech's products are designed to meet the information needs of realtors, appraisers, lenders, title companies and other users of real estate information.

         The tax service's primary objective is to enhance and extend its industry leadership. Key to achieving this goal is the completion of a major redesign and automation of its business processes, mirroring a similar successful automation we completed in our flood hazard business. We believe this project will allow Transamerica Real Estate Tax Service to offer a new generation of faster, more accurate and less paper-intensive tax services to its customers. Our outsourcing business, in which we actually administer tax payments for our customers, has become an important new source of revenue for the tax service. We are also working to develop new products and services that leverage our data holdings in all three businesses to increase our sales within the mortgage industry and to customers outside the industry.

         Net income from the real estate services segment increased $25.2 million (39%) in 1997 and $31 million (92%) in 1996. Net income included net after tax gains from investment transactions of $16 million in 1997, $20.4 million in 1996, and $15.1 million in 1995. Income before investment transactions increased $29.6 million (67%) in 1997, and included $27.4 million of after tax gains on the sale of six real estate properties and higher earnings at the real estate information companies. Income before investment transactions in 1996 increased due to higher tax service revenues as a result of higher mortgage refinancings and home sales and also included gains totaling $5.3 million after tax from the sale of seven real estate properties.

         Revenues in 1997 increased $59.1 million (17%) because of the gains on real estate sales noted above and increased business at the tax service. Revenues in 1996 increased $103.4 million (41%) because of increased business at the tax service and higher investment income.

         The funds these businesses require for capital expenditures and working capital are generated by operations. Cash, cash equivalents and accounts receivable are the real estate services' principal sources of liquidity.



REAL ESTATE SERVICES


(Amounts in millions)                                                 1997                 1996                1995
                                                                  ----------           ----------           ---------


ASSETS

Cash, cash equivalents and accounts receivable .................  $    253.1           $    276.5           $   102.5
Investments ....................................................     1,288.5              1,036.2               512.2
Land and buildings .............................................       123.3                163.9               165.9
Other assets ...................................................        69.4                 54.9                71.0
                                                                  ----------           ----------           ---------

                                                                  $  1,734.3           $  1,531.5           $   851.6
                                                                  ==========           ==========           =========



LIABILITIES AND EQUITY
Loss and future service reserves ...............................  $    180.0           $    169.4           $   156.6
Notes and loans payable ........................................       800.5                810.6               363.2
Other liabilities ..............................................       162.9                101.7                53.7
Equity* ........................................................       590.9                449.8               278.1
                                                                  ----------           ----------           ---------

                                                                  $  1,734.3           $  1,531.5           $   851.6
                                                                  ==========           ==========           =========



REVENUES
Real estate services revenues ..................................  $    390.9           $    325.6           $   230.2
Gain on investment transactions ................................        25.1                 31.3                23.3
                                                                  ----------           ----------           ---------

                                                                       416.0                356.9               253.5
                                                                  ----------           ----------           ---------
EXPENSES
Salaries and other operating expenses ..........................       272.2                260.2               203.4
Income taxes ...................................................        53.8                 31.9                16.3
                                                                  ----------           ----------           ---------

                                                                       326.0                292.1               219.7
                                                                  ----------           ----------           ---------
Income from operations .........................................        90.0                 64.8                33.8
Amortization of goodwill .......................................        (0.1)                (0.1)               (0.1)
                                                                  ----------           ----------           ---------
Net income .....................................................  $     89.9           $     64.7           $    33.7
                                                                  ==========           ==========           =========



SOURCE OF CASH
Cash provided by operations ....................................  $     16.5           $     35.0           $    13.4
Proceeds from debt financing ...................................        76.3                 55.9                31.3
Equity transactions ............................................                             15.3                14.9
Other ..........................................................        89.8
                                                                  ----------           ----------           ---------

                                                                  $    182.6           $    106.2           $    59.6
                                                                  ==========           ==========           =========



APPLICATION OF CASH
Net purchases of investments ...................................  $    119.2           $     35.4           $    29.6
Payments of notes and loans ....................................        44.0                 30.1                10.0
Equity transactions ............................................        19.4
Other ..........................................................                             40.7                20.0
                                                                  ----------           ----------           ---------

                                                                  $    182.6           $    106.2           $    59.6
                                                                  ==========           ==========           =========




*Equity includes net unrealized gains from marking investments to fair value of $342.4 million in 1997, $213.3 million in 1996 and $127.3 million in 1995. See footnote B of the notes to the financial statements for consolidated components of unrealized gains.


UNALLOCATED INTEREST AND EXPENSES


      UNALLOCATED INTEREST and other expenses, after related income taxes, for the last three years were:



(Amounts in millions)                 1997        1996        1995
                                     ------      ------      ------


Interest expense                     $39.5       $46.5       $42.7
Other expense
   (income)                          (28.4)      (11.4)       48.4
                                     -----       -----       -----
                                     $11.1       $35.1       $91.1
                                     =====       =====       =====



         Unallocated interest and other expenses decreased $24 million (68%) in 1997 from 1996. Costs associated with our outstanding Monthly Income Preferred Securities and the Capital Trust Pass-through Securities are included in other expense. Both years included benefits primarily from the satisfactory resolution of prior years' tax matters totaling $90 million in 1997 and $68.4 million in 1996. Excluding these items, unallocated interest and expenses decreased $2.4 million (2%) in 1997. The 1995 results also included a $25.6 million benefit from the satisfactory resolution of prior years' tax matters, a $21.5 million after tax provision for the expected loss on the sale and leaseback of Transamerica Center in downtown Los Angeles, and $6.6 million of after tax income from the May 1995 sale of the investment management subsidiary. Excluding the items above for 1996 and 1995, in 1996 unallocated interest and expenses rose $1.7 million (2%) primarily due to the increased interest expense associated with our higher debt levels.


DISCONTINUED OPERATIONS

         On June 23, 1997, we sold our branch-based consumer lending operation. Gross proceeds from the sale were $3.9 billion, or $1.1 billion after repayment of associated debt. In the fourth quarter of 1997, the consumer lending business was reclassified as discontinued operations following management's assessment that the results of the company's new approach to consumer lending did not meet the company's criteria for further investment. Results for prior periods have been restated.

         Income from discontinued operations for 1997 was $261.8 million. This income included a $275 million after tax gain as a result of the sale discussed above. This gain was offset in part by an operating loss of $13.2 million. In 1996, we incurred a loss from discontinued operations of $45.2 million. This loss included a $72 million after tax charge for increased loss reserves.

CORPORATE LIQUIDITY AND CAPITAL REQUIREMENT

         TRANSAMERICA CORPORATION receives funds from its subsidiaries in the form of dividends, income taxes and interest on loans. We use these funds to pay dividends to our stockholders, purchase shares of our common stock, reinvest in the operations of our subsidiaries and pay corporate interest, expenses and taxes. We reinvest funds in our subsidiaries based on their expected returns, their expected shareholder value added, and their capital needs. We may reinvest by allowing a subsidiary to retain all or a portion of its earnings, or by making capital contributions or loans.

         Transamerica also borrows funds to finance acquisitions or lend to certain of its subsidiaries to finance their working capital needs. Our subsidiaries are required to maintain prudent financial ratios consistent with other companies in their industries and to retain the capacity through committed credit lines or liquid assets to repay working capital loans from the Corporation.

         At December 31, 1997, Transamerica and its subsidiaries had short-term borrowings, principally commercial paper, totaling $1.8 billion, supported by a credit agreement with 44 banks. It is our policy to maintain credit line coverage equal to at least 100% of short-term borrowings. At December 31, 1997, we had credit available under this line equal to $3.5 billion, or 195% of these borrowings; credit support equal to 139% of the borrowings was with banks rated AAA/AA or the equivalent by one or more of the major credit rating agencies.

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

         Transamerica's   commercial   paper  and  senior   debt  are  rated  by
independent rating agencies. We continue to maintain debt to capital ratios consistent with our current ratings.

         Transamerica  Finance   Corporation,   a  wholly  owned  subsidiary  of
Transamerica, also issues debt publicly to fund the commercial lending and leasing operations.

         In December 1997, a subsidiary of Transamerica securitized $1.3 billion of inventory finance loans.

         In November 1997, Transamerica Capital III, an affiliate of Transamerica, issued $190 million of noncallable Capital Trust Pass-through Securities maturing November 15, 2037 with a coupon of 7.625%. Proceeds from the issuance of these securities were invested by the affiliate in subordinated debentures issued by Transamerica, bearing interest at 7.625% and maturing on November 15, 2037. Proceeds to Transamerica were used to repay debt and for other corporate purposes. These and the other Capital Trust Pass-through Securities issued in 1996 are shown as minority interest on Transamerica's consolidated balance sheet.

         In the third quarter of 1997, a subsidiary of Transamerica securitized $227 million of inventory finance loans.

         In December  1996, a subsidiary of  Transamerica  closed a $307 million
leveraged  lease  transaction   involving  the  sale  and  leaseback  of  69,000
intermodal shipping containers.

         In November 1996, Transamerica Finance Corporation issued $200 million of senior notes bearing interest at 6.375% due in November 2001.

         In November 1996, Transamerica Capital I and II, affiliates of Transamerica, issued $325 million of Capital Trust Pass-through Securities. These in-
cluded $100 million of 30-year securities maturing December 1, 2026 redeemable beginning in 2006 with a coupon of 7.80% issued by Transamerica
Capital I, and $225 million of 30-year, non-callable securities maturing December 1, 2026 with a coupon of 7.65% issued by Transamerica Capital II. The proceeds were invested by the affiliates in subordinated debentures issued by Transamerica, bearing interest at 7.65% and 7.80% and maturing on December 1, 2026. The proceeds to Transamerica were used for general corporate purposes.

         In January 1998, we completed the acquisition of $1.1 billion of net receivables and other assets of Whirlpool Financial Corporation's inventory finance, retail finance and international factoring businesses for $1.3 billion in cash. The acquisition of the inventory finance and most of the international assets closed in 1997. The acquisition of the retail finance business closed in January 1998. We funded the purchase primarily with short term debt.

         In June 1997, we sold our branch-based consumer lending operation for $3.9 billion, or $1.1 billion after repayment of associated debt.

         In October 1996, we acquired Trans Ocean Ltd., a closely held container leasing company, in exchange for approximately 1.6 million shares ($112.7 million) of Transamerica common stock.

         In May 1995, Transamerica sold the assets of its investment management subsidiary, Criterion Investment Management Company. Proceeds from the sale were $60 million and were used to reduce debt.

STOCKHOLDERS' EQUITY

         TRANSAMERICA'S CAPITAL structure includes debt, common stock, preferred stock, and the Monthly Income Preferred Securities and Capital Trust Pass-through Securities which are classified as minority interest. We continuously strive to minimize our cost of capital while maintaining investment-grade credit ratings. Ratings are very important to our life insurance customers. Our ratings also enable us to borrow at attractive rates, which improves the spreads at our finance businesses.

     During 1997, we continued to return excess equity capital to stockholders by purchasing the company's common stock. On May 21, 1997, Transamerica's board of directors authorized the purchase of up to 6 million shares of our common stock. On June 27, 1997, we announced the purchase of 3 million shares under this authorization. The shares were purchased from two investment banks for $286.1 million at an average price of $95.35 per share. During 1997, Transamerica purchased a total of 4,082,500 shares (including the 3 million share purchase noted above) at a cost of $391 million (an average price of $95.77 per share). Since we began our share purchase program in May 1993, a total of 21.5 million shares have been acquired through December 31, 1997 at an aggregate purchase price of $1.4 billion. At December 31, 1997, there were outstanding authorizations from the board of directors for the purchase of an additional 1,917,500 shares.

         In February 1997, we completed the redemption of our outstanding Series
D  Preferred  Stock  and  our  outstanding   Dutch  Auction  Rate   Transferable
Securities(TM) Preferred Stock.

INVESTMENT PORTFOLIO

         TRANSAMERICA'S TOTAL invested assets were $32.4 billion at December 31, 1997, most of which was held by our life insurance companies. Transamerica Investment Services, a wholly owned subsidiary of Transamerica, manages all of Transamerica's securities portfolios. At the end of 1997, total invested assets represented 78% of our insurance assets and 63% of Transamerica's total assets. In 1997 our investment income was $2.2 billion and represented 38% of Transamerica's total revenues.

         The majority of our invested assets are in fixed maturity securities. We generally make long-term investments primarily in investment-grade corporate bonds and government securities to fund the payment of our life insurance policy liabilities. We use fundamental research and active management, and seek to achieve a balanced bond portfolio that meets our goals for income, security of principal and diversification. At the end of 1997, 94.8% of our fixed maturity investments were rated as "investment grade," with an additional 3.3% rated in the BB category or its equivalent. "Investment grade" is generally defined as any issue rated above Ba by Moody's Investors Service or above BB by Standard & Poor's Corporation.

         The average yield of the fixed maturity portfolio was 7.8% at December 31, 1997 and 1996 and 8.1% at December 31, 1995. The portfolio yield was maintained in 1997 through the sale of securities which yielded less than the portfolio reinvestment rate.

         At December 31, 1997, our fixed income portfolio had a total market value of $29.2 billion and an amortized cost of $27 billion, resulting in a net unrealized gain of $2.2 billion. An adjustment for impairment in value reduced the amortized cost of certain fixed maturity investments by $72.9 million at December 31, 1997 and $62.9 million at December 31, 1996.

         We also have a portfolio of equity securities with an aggregate market value of $1.6 billion at December 31, 1997, $964.8 million in excess of its cost. Our equity investment philosophy is to do our own research on a very select group of high quality companies. Our research is focused on anticipating and understanding long-term change.

         In addition to our fixed maturity and equity investments, at December 31, 1997 we had $750.2 million invested in mortgage loans and real estate. This amount represented 2.3% of our total investments and 1.5% of our total assets. These additional investments included $682 million in commercial mortgage loans, $73.8 million in real estate investments, $3.9 million in foreclosed real estate and $26.7 million in residential mortgage loans. Problem loans, defined as restructured loans yielding less than 8% and delinquent loans totaled $2.3 million at December 31, 1997 and $8.1 million at December 31, 1996. We have established allowances to cover possible losses from our mortgage loans and real estate investments. These allowances totaled $36.2 million at December 31, 1997 and $42.8 million at December 31, 1996. Transamerica also owns land, buildings and equipment used in its operations, including the Transamerica Pyramid, our corporate headquarters in San Francisco.

         New long term investments acquired in 1997 totaled $9.7 billion. Of that amount, 98% was in taxable, fixed maturity securities and 2% was invested principally in common and preferred stocks, mortgage loans and loans to our life insurance policyholders. The average yield on new fixed maturity securities was 7.1%. During 1997, we committed to or funded $1.1 billion of new private placement securities.

MARKET RISK

         Market risk is the risk of loss that may occur when fluctuations in interest and currency exchange rates and equity and commodity prices change the value of a financial instrument. Both derivative and nonderivative financial instruments have market risk so our risk management extends beyond derivatives to encompass all financial instruments we hold that are sensitive to market risk. Transamerica is primarily exposed to interest rate risk and equity price risk.

INTEREST RATE RISK

         Transamerica's operations are subject to risk from interest rate fluctuations when there is a difference between the amount of our interest earning assets and the amount of our interest bearing liabilities that are prepaid, mature or repriced in specified periods. We manage our exposure to interest rate fluctuations by managing the characteristics of our assets and liabilities so that changes are offset. Our objectives for asset liability management are to provide maximum levels of finance and investment income and minimize funding costs while maintaining acceptable levels of interest rate and liquidity risk and facilitating the funding needs of the company. To help achieve these objectives, we use derivative financial instruments including interest rate swaps, floors and swaptions that correlate to instruments recorded on our balance sheet.

         If market interest rates on December 31, 1997 abruptly increased 75 basis points, the fair value of Transamerica's investment portfolio subject to interest rate risk would decrease about $1.5 billion, the fair value of our finance receivables portfolio would decrease approximately $23 million, the fair value of our interest sensitive insurance liabilities would decrease approximately $670 million, the fair value of our debt would decrease approximately $90 million and the fair value of our interest rate swaps, floors and swaptions would decrease approximately $120 million. Conversely, if rates on December 31, 1997 abruptly decreased 75 basis points the fair value of Transamerica's investment portfolio subject to interest rate risk would increase about $1.5 billion, the fair value of our finance receivables portfolio would increase approximately $23 million, the fair value of our interest sensitive insurance liabilities would increase
approximately  $750 million,  the   fair  value  of  our  debt  would   increase
approximately $90 million and the fair value of our interest rate swaps, floors and swaptions would increase approximately $190 million.

         We determined these amounts by considering only the impact of the hypothetical interest rate change. Our assets appear to be more interest sensitive than our liabilities. This is because much of our liability portfolio, such as reinsurance contracts and whole life policies, are not considered to be interest sensitive financial instruments for purposes of this disclosure. Also, these analyses do not consider the possible effect a change in economic activity could have in such an environment. Also, in the event of a change of such magnitude, we would likely take action to mitigate our exposure to the negative consequences. Our customers and competitors would also respond to these fluctuations, and regulators or legislators might act in ways we cannot foresee. Because we cannot be certain what specific actions would be taken and their effects, the sensitivity analysis above assumes no significant changes in Transamerica's financial structure.

EQUITY PRICE RISK

         Transamerica is exposed to equity price risk because of our investments in equity securities. Changes in the level or volatility of equity prices affect the value of our equity securities and instruments that derive their value from a particular stock, a group of stocks or a stock index.

         If the market price of Transamerica's equity investment portfolio as of December 31, 1997, abruptly increased or decreased by 10%, the market value of our equity portfolio would increase or decrease by $161 million.

YEAR 2000 ISSUE

         We have developed a plan to modify our information systems technology to recognize the year 2000 and have begun converting our critical data processing systems. We currently expect the project to be substantially complete by mid-1999 and to cost between $25 million and $35 million which will be expensed as incurred. This estimate includes internal costs, but excludes the costs to upgrade and replace systems in the normal course of business. We do not currently expect this project to have a significant effect on Transamerica's results of operations. As of December 31, 1997, approximately $3.5 million had been expensed.


CONSOLIDATED BALANCE SHEET


December 31 .................................................................             1997                  1996
                                                                                       ---------             ---------
ASSETS
Investments, principally of life insurance subsidiaries:
   Fixed maturities .........................................................        $  29,210.8           $  26,860.6
   Equity securities ........................................................            1,607.5               1,046.0
   Mortgage loans and real estate ...........................................              750.2                 745.5
   Loans to life insurance policyholders ....................................              451.0                 442.6
   Short-term investments ...................................................              336.0                 164.2
                                                                                       ---------             ---------

                                                                                        32,355.5              29,258.9
Finance receivables, of which $2,726.9 in 1997 and
   $3,202.4 in 1996 matures within one year .................................            4,333.4               4,391.1
Less unearned fees ($340.8 in 1997 and $286.9 in 1996)
   and allowance for losses .................................................              430.1                 372.7
                                                                                       ---------             ---------

                                                                                         3,903.3               4,018.4


Cash and cash equivalents ...................................................              132.9                 440.9
Trade and other accounts receivable .........................................            2,165.8               1,929.7
Net assets of discontinued operations .......................................               40.1               4,326.2
Property and equipment, less accumulated depreciation
   of $1,465.9 in 1997 and $1,256.8 in 1996
      Land, buildings and equipment .........................................              395.4                 392.6
      Equipment held for lease ..............................................            2,996.5               3,118.5
Deferred policy acquisition costs ...........................................            2,102.6               2,138.2
Separate accounts administered by life insurance subsidiaries ...............            5,494.7               3,527.9
Goodwill, less accumulated amortization of $156.2 in 1997
   and $141.6 in 1996 .......................................................              423.0                 368.1
Assets held for sale ........................................................              377.8                   3.4
Other assets ................................................................              785.3                 408.4
                                                                                       ---------             ---------

                                                                                     $  51,172.9           $  49,931.2
                                                                                     ===========           ===========




(Amounts in millions except for share data)
See notes to financial statements




December 31 .......................................................................               1997                1996
                                                                                               ---------            ---------

LIABILITIES AND STOCKHOLDERS' EQUITY
Life insurance policy liabilities .................................................          $  30,141.9         $  28,542.8

Notes and loans payable, principally of finance subsidiaries, of which $998.6 in 1997 and $1,241.3 in 1996
   matures within one year ........................................................              6,235.3            10,328.3

Accounts payable and other liabilities ............................................              2,096.9             1,843.9
Income taxes, of which $1,582.7 in 1997 and $962.3 in 1996 is deferred ............              1,607.8             1,022.7
Separate account liabilities ......................................................              5,494.7             3,527.9

Minority interest in capital securities of affiliates .............................                715.0               525.0

Stockholders' equity:
   Preferred stock ($100 par value):
      Authorized-1,200,000 shares; issuable in series
      Outstanding-Dutch Auction Rate Transferable Securities, 2,250
         shares, at liquidation preference of $100,000 per share in 1996 ..........                                    225.0
      Outstanding-Series D, 180,091 shares at liquidation
         preference of $500 per share in 1996 .....................................                                     90.0
   Common stock ($1 par value):
      Authorized-150,000,000 shares
      Outstanding-62,904,108 in 1997 and 65,968,708 shares
         in 1996, after deducting 16,834,354 and 13,769,754 shares
         in treasury in 1997 and 1996 .............................................                 62.9                66.0
   Additional paid-in capital .....................................................                                     83.0
   Retained earnings ..............................................................              3,330.8             2,920.2
   Net unrealized gain from investments marked to fair value ......................              1,533.6               784.4
   Foreign currency translation adjustments .......................................                (46.0)              (28.0)
                                                                                             -----------          ----------
                                                                                                 4,881.3             4,140.6
                                                                                             -----------         -----------
                                                                                             $  51,172.9         $  49,931.2
                                                                                             ===========         ===========






CONSOLIDATED STATEMENT OF INCOME



Year ended December 31 ..............................................          1997              1996               1995
                                                                            ---------         ---------          ---------
REVENUES
Investment income ...................................................     $   2,191.4       $   2,092.3        $   1,980.0
Life insurance premiums and related income ..........................         1,818.0           1,692.0            1,714.5
Finance charges and other fees ......................................           522.5             457.9              436.5
Leasing revenues ....................................................           758.7             689.1              669.5
Real estate and tax service revenues ................................           302.6             255.7              195.0
Gain on investment transactions .....................................            67.1              39.2               52.9
Other ...............................................................            66.2              85.5              121.9
                                                                          -----------       -----------        -----------
                                                                              5,726.5           5,311.7            5,170.3


EXPENSES
Life insurance benefits .............................................         2,810.9           2,649.7            2,710.4
Life insurance underwriting, acquisition and other expenses .........           734.9             638.8              549.4
Leasing operating and maintenance costs .............................           449.9             384.3              363.1
Interest and debt expense ...........................................           420.9             396.5              381.5
Provision for losses on receivables .................................            16.2              10.2               (4.0)
Other, including administrative and general expenses ................           631.9             570.6              598.9
                                                                          -----------       -----------        -----------

                                                                              5,064.7           4,650.1            4,599.3
                                                                          -----------       -----------        -----------
                                                                                661.8             661.6              571.0
Income taxes ........................................................           129.8             160.1              180.9
                                                                          -----------       -----------        -----------

Income from continuing operations ...................................           532.0             501.5              390.1
Income (loss) from discontinued operations ..........................           261.8             (45.2)              80.4
                                                                          -----------       -----------        -----------
Net income ..........................................................     $     793.8       $     456.3        $     470.5
                                                                          ===========       ===========        ===========




EARNINGS PER SHARE OF COMMON STOCK
Basic:
   Income from continuing operations ................................     $      8.12      $       7.27        $      5.41
   Income (loss) from discontinued operations .......................            4.05             (0.68)              1.17
                                                                          -----------      ------------        -----------

Net income ..........................................................     $     12.17      $       6.59        $      6.58
                                                                          ===========      ============        ===========



Diluted:
   Income from continuing operations ................................     $      7.87      $       7.10       $       5.31
   Income (loss) from discontinued operations .......................            3.92             (0.66)              1.15
                                                                          -----------      ------------       ------------

Net income ..........................................................     $     11.79      $       6.44       $       6.46
                                                                          ===========      ============       ============




(Amounts in millions except for per share data)
See notes to financial statements



CONSOLIDATED STATEMENT OF CASH FLOWS



Year ended December 31 ................................................           1997              1996              1995
                                                                               ---------         ---------         ---------


OPERATING ACTIVITIES
Income from continuing operations .....................................      $     532.0       $     501.5       $     390.1
Adjustments to reconcile income from continuing
   operations to net cash provided by operating activities:
      Increase in insurance related liabilities, excluding
         policyholder balances on interest-sensitive policies .........          1,108.8           1,042.9           1,272.8
      Amortization of policy acquisition costs ........................            256.3             268.8             191.3
      Policy acquisition costs deferred ...............................           (467.7)           (388.0)           (381.8)
      Depreciation and amortization ...................................            342.0             318.5             302.1
      Other ...........................................................           (367.9)           (329.3)           (707.2)
                                                                             -----------        ----------       -----------

   Net cash provided by operating activities ..........................          1,403.5           1,414.4           1,067.3

INVESTING ACTIVITIES
Finance receivables originated ........................................        (23,262.4)        (18,765.1)        (18,125.5)
Finance receivables collected .........................................         24,043.1          18,086.8          18,003.1
Purchase of investments ...............................................        (10,609.4)         (7,990.4)         (6,230.8)
Sales and maturities of investments ...................................          9,132.8           6,153.8           4,189.7
Purchase of finance receivables from Whirlpool
   Financial Corporation ..............................................           (881.9)
Proceeds from the sale of and cash transactions with
   discontinued operations ............................................          4,413.2           1,021.8            (783.6)
Other .................................................................           (363.4)            (77.1)           (529.5)
                                                                             -----------        ----------       -----------

   Net cash provided (used) by investing activities ...................          2,472.0          (1,570.2)         (3,476.6)

FINANCING ACTIVITIES
Proceeds from debt financing ..........................................          3,370.5           6,852.4           8,476.9
Payments of notes and loans ...........................................         (7,398.7)         (7,204.6)         (7,330.4)
Receipts from interest-sensitive policies credited
   to policyholder account balances ...................................          6,851.6           6,202.7           5,151.4
Return of policyholder balances on interest-sensitive policies ........         (6,411.2)         (5,211.0)         (3,624.0)
Proceeds from sale of capital securities of affiliates ................            188.6             323.9
Redemption of preferred stock .........................................           (318.8)                               (0.8)
Treasury stock purchases ..............................................           (443.5)           (330.2)           (155.4)
Proceeds from issuance of common stock ................................            108.3              45.6              51.0
Dividends .............................................................           (130.3)           (149.2)           (155.4)
                                                                             -----------       -----------       -----------

   Net cash provided (used) by financing activities ...................         (4,183.5)            529.6           2,413.3
                                                                             -----------       -----------       -----------
Increase (decrease) in cash and cash equivalents ......................           (308.0)            373.8               4.0
Cash and cash equivalents at beginning of year ........................            440.9              67.1              63.1
                                                                             -----------       -----------       -----------
Cash and cash equivalents at end of year ..............................      $     132.9       $     440.9       $      67.1
                                                                             ===========       ===========       ===========




(Amounts in millions)
See notes to financial statements



CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                                                                        Net Unrealized
                                                                                                      Gain (Loss) from       Foreign
                                                                           Additional                      Investments      Currency
                                                  Preferred      Common       Paid-In      Retained          Marked to   Translation
                                                      Stock       Stock       Capital      Earnings         Fair Value   Adjustments


BALANCE AT DECEMBER 31, 1994 ................   $   315.8       $  69.4     $   96.5      $  2,557.4      $   (265.1)      $ (38.2)

Net income ..................................                                                  470.5
Dividends declared:
   On common stock ..........................                                                 (137.4)
   On preferred stock .......................                                                  (18.0)
Common stock issued .........................                       1.1         49.9
Treasury stock purchased ....................                      (2.5)      (146.4)           (6.5)
Redemption of preferred stock ...............        (0.8)
Other changes ...............................                                                                1,345.0           9.2
                                                ---------       -------      -------       ---------       ---------       -------

BALANCE AT DECEMBER 31, 1995 ................       315.0          68.0                      2,866.0         1,079.9         (29.0)

Net income ..................................                                                  456.3
Dividends declared:
   On common stock ..........................                                                 (132.2)
   On preferred stock .......................                                                  (17.0)
Common stock issued .........................                       2.4        155.9
Treasury stock purchased ....................                      (4.4)       (72.9)         (252.9)
Other changes ...............................                                                                 (295.5)          1.0
                                                ---------       -------      -------       ---------       ---------       -------
BALANCE AT DECEMBER 31, 1996 ................       315.0          66.0         83.0         2,920.2           784.4         (28.0)



Net income ..................................                                                  793.8
Dividends declared:
   On common stock ..........................                                                 (127.7)
   On preferred stock .......................                                                   (2.6)
Common stock issued .........................                       1.4        106.9
Treasury stock purchased ....................                      (4.5)      (186.1)         (252.9)
Redemption of preferred stock ...............      (315.0)                      (3.8)
Other changes ...............................                                                                  749.2         (18.0)
                                               ----------       -------      -------       ---------       ---------       -------
BALANCE AT DECEMBER 31, 1997 ................  $                $  62.9      $             $ 3,330.8       $ 1,533.6       $ (46.0)
                                               ==========       =======      =======       =========       =========       =======

(Amounts in millions)
See notes to financial statements


NOTES TO FINANCIAL STATEMENTS

A. SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

         Transamerica Corporation is a financial services organization which engages through its subsidiaries in life insurance, commercial lending, leasing and real estate services. The United States is the primary market for the services offered by most of TransamericaOs subsidiaries except for the leasing business, which operates in the container leasing business worldwide.

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

         Changes to the carrying amount of fixed maturity and equity securities are included in stockholders' equity. Realized gains and losses on investment transactions are determined generally on a specific identification basis and reflected in earnings on the trade date. Cost for equity securities is based on the original purchase price. For fixed maturities cost is adjusted for amortization of any discount or premium.

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

FINANCE

         Finance charges are generally recognized as earned on an effective yield method, except that accrual of finance charges is suspended on accounts that become past due contractually in excess of 90 days.

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

         When an asset or liability which is hedged by a derivative contract is sold or otherwise disposed of, the derivative contract is either reassigned to hedge another asset or liability or closed out, and any gain or loss recognized.

STOCK BASED COMPENSATION

     Transamerica accounts for stock based compensation under the provisions of Accounting Principles Board Opinion No. 25.

NEW ACCOUNTING STANDARDS

         In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share. Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement 128 requirements.

B. FINANCIAL INSTRUMENTS

MINORITY INTEREST

         In November 1997, an affiliate of Transamerica issued $190 million of 7.625% cumulative Capital Trust Pass-through Securities payable November 15, 2037. In November 1996, two affiliates of Transamerica issued $100 million of 7.80% and $225 million of 7.65% cumulative Capital Trust Pass-through Securities payable December 1, 2026. The fair value of these obligations at December 31, 1997 was $531.8 million.

         The $100 million, 7.80% issue may be redeemed in whole or in part, on or after December 1, 2006.

         In October 1994, an affiliate of Transamerica issued $200 million of 9.125% cumulative Monthly Income Preferred Securities payable October 25, 2024. The affiliate may redeem the outstanding Monthly Income Preferred Securities, in whole or in part, on or after October 25, 1999. Dividends on the outstanding Monthly Income Preferred Securities are cumulative and payable monthly in arrears. The fair value of these obligations at December 31, 1997 was $211 million.

         Transamerica has agreed to guarantee to pay in full any accrued and unpaid dividends declared, or the redemption price including accrued and unpaid dividends, if the securities are redeemed by the affiliate for each of the Capital Trust Pass-through Securities issues and the Monthly Income Preferred Securities.

         Dividends on the Capital Trust Pass-through Securities and Monthly Income Preferred Securities are reported in the consolidated statement of income as a component of other expense.

FAIR VALUE
OF INVESTMENT CONTRACTS

         Investment-type contracts are included in life insurance policy liabilities. Fair value of investment-type contracts is estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts. The carrying amounts and estimated fair values of the liabilities for investment-type contracts at December 31, 1997 and 1996 were as follows:



(Amounts in millions)                                                                Carrying                  Estimated
                                                                                        Value                 Fair Value
                                                                                    ---------                 ----------

DECEMBER 31, 1997
Single and flexible
   premium deferred
   annuities ......................................................                $   6,780.0              $   6,261.7
Single premium
   immediate annuities ............................................                    4,361.3                  5,122.5
Guaranteed investment
   contracts ......................................................                    3,211.8                  3,265.4
Other deposit contracts ...........................................                    4,944.9                  4,992.9
                                                                                   -----------              -----------

                                                                                   $  19,298.0              $  19,642.5
                                                                                   ===========              ===========



DECEMBER 31, 1996
Single and flexible
   premium deferred
   annuities ......................................................                $   6,962.5              $   6,400.6
Single premium
   immediate annuities ............................................                    4,115.0                  4,477.0
Guaranteed investment
   contracts ......................................................                    3,153.8                  3,207.3
Other deposit contracts ...........................................                    3,894.8                  3,913.1
                                                                                   -----------              -----------

                                                                                   $  18,126.1              $  17,998.0
                                                                                   ===========              ===========





INVESTMENTS
The cost and fair value of fixed  maturities  and equity  securities at December
31, 1997 and 1996 were as follows:



(Amounts in millions)                                                                          Gross          Gross
                                                                                          Unrealized     Unrealized
                                                                               Cost            Gains         Losses       Fair Value



DECEMBER 31, 1997
U.S. Treasury securities and obligations of
  U.S. government authorities and agencies ...........................   $     274.5      $     78.4                        $  352.9
Obligations of states and political subdivisions .....................         243.6            19.0                           262.6
Foreign governments ..................................................         139.7             9.1     $    1.8              147.0
Corporate securities .................................................      18,420.5         1,475.0         58.2           19,837.3
Mortgage-backed securities ...........................................       3,798.1           342.8          2.0            4,138.9
Public utilities .....................................................       4,018.8           340.6          0.8            4,358.6
Redeemable preferred stock ...........................................          95.2            28.0          9.7              113.5
                                                                         -----------      ----------     --------           --------

Total fixed maturities ...............................................   $  26,990.4      $  2,292.9     $   72.5        $  29,210.8
                                                                         ===========      ==========     ========        ===========
Equity securities ....................................................   $     642.7      $    980.6     $   15.8        $   1,607.5
                                                                         ===========      ==========     ========        ===========

December 31, 1996
U.S. Treasury securities and obligations of
  U.S. government authorities and agencies ...........................   $     289.2      $     25.1     $    1.7        $     312.6
Obligations of states and political subdivisions .....................         291.9            11.1          0.6              302.4
Foreign governments ..................................................         149.3             6.0          0.5              154.8
Corporate securities .................................................      14,928.7           805.9        110.8           15,623.8
Mortgage-backed securities ...........................................       5,548.1           252.1         56.3            5,743.9
Public utilities .....................................................       4,463.8           203.6         35.8            4,631.6
Redeemable preferred stock ...........................................          84.6            13.2          6.3               91.5
                                                                         -----------      ----------     --------        -----------

Total fixed maturities ...............................................   $  25,755.6      $  1,317.0     $  212.0        $  26,860.6
                                                                         ===========      ==========     ========        ===========

Equity securities ....................................................   $     446.8      $    612.7     $   13.5        $   1,046.0
                                                                         ===========      ==========     ========        ===========

The cost and fair value of fixed maturities at December 31, 1997 by contractual maturity, are shown below.

(Amounts in millions)                                                                        Cost                    Fair Value
                                                                                          -----------                -----------
Due in one year or less ..................................................                $     497.0                $     512.3
Due after one year through five years ....................................                    3,949.7                    4,094.7
Due after five years through ten years ...................................                    6,241.1                    6,598.2
Due after ten years ......................................................                   12,504.5                   13,866.7
                                                                                          -----------                -----------
                                                                                             23,192.3                   25,071.9
Mortgage-backed securities ...............................................                    3,798.1                    4,138.9
                                                                                          -----------                -----------

                                                                                          $  26,990.4                $  29,210.8
                                                                                          ===========                ===========

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.





The carrying values and estimated fair values of investments in mortgage loans on real estate and loans to life insurance policyholders at December 31, 1997 and 1996 were as follows:




(Amounts in millions)                                                                    Carrying         Estimated
                                                                                            Value        Fair Value
                                                                                         ---------       ----------

DECEMBER 31, 1997
Mortgage loans on real estate ...................................................         $  684.3        $  774.6
                                                                                          ========        ========
Loans to life insurance policyholders ...........................................         $  451.0        $  427.9
                                                                                          ========        ========


DECEMBER 31, 1996
Mortgage loans on real estate ...................................................         $  681.5        $  770.9
                                                                                          ========        ========
Loans to life insurance policyholders ...........................................         $  442.6        $  416.4
                                                                                          ========        ========


The fair values for mortgage loans on real estate and policyholder loans are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar loans to borrowers with similar credit ratings.



Loans with similar characteristics are aggregated for calculation purposes. Gain on investment transactions, included in consolidated revenues, comprises:

(Amounts in millions)                                                      1997                1996                1995
                                                                         ---------           ---------           ---------



Net gain on sale of investments ...................................      $    75.7           $    81.9           $    85.7
Provision for impairment in value .................................          (17.5)               (9.1)              (23.6)
Amortization of deferred policy acquisition costs .................            8.9               (33.6)               (9.2)
                                                                         ---------           ---------           ---------

                                                                         $    67.1           $    39.2           $    52.9
                                                                         =========           =========           =========

Proceeds from sales of fixed maturities and equity securities were $9.1 billion in 1997, $5.9 billion in 1996 and $4 billion in 1995. Gross gains of $198.2 million in 1997, $119.8 million in 1996 and $95 million in 1995, and gross losses of $126 million in 1997, $41.3 million in 1996 and $11.7 million in 1995 were realized on those sales.

Transamerica  and  its  subsidiaries  use  interest  rate  exchange  and   other
agreements to hedge the interest rate sensitivity of a portion of its fixed maturity investments.



   The net unrealized gain included in stockholders' equity as a result of marking the fixed maturities and equity securities to fair value at December 31, 1997 and 1996 were as follows:

(Amounts in millions)                                                                        1997                 1996
                                                                                          ---------            ---------


Net unrealized gain on fixed maturities ........................................         $  2,143.0           $  1,107.3
Net unrealized gain on equity securities .......................................              964.8                599.2
Net unrealized gain (loss) on derivative instruments which hedge a
   portion of investments in fixed maturities ..................................               77.4                 (2.3)
Adjustment to deferred policy acquisition costs ................................             (546.1)              (306.6)
Adjustment to life insurance policy liabilities ................................             (281.0)              (195.0)
Deferred income taxes ..........................................................             (825.8)              (422.4)
Other assets ...................................................................                1.3                  4.2
                                                                                         ----------           ----------

                                                                                         $  1,533.6           $    784.4
                                                                                         ==========           ==========



Page 61




NOTES AND LOANS PAYABLE


(Amounts in millions)                                                                        1997                 1996
                                                                                          ---------            ---------


TRANSAMERICA FINANCE CORPORATION:
Short-term bank loans, commercial paper and current portion
   of long-term debt ...........................................................        $     890.8          $   1,229.0
Long-term debt due subsequent to one year:
   Notes and debentures; interest at 5.76% to 9.85%;
      maturing through 2011 ....................................................            2,510.6              3,474.4
   Notes and debentures; interest at 13.8% to 13.88%;
      maturity value of $582.8 million; maturing through 2012 ..................              182.4                171.5
   Commercial paper and other notes at various interest rates and
      terms supported by a credit agreement expiring in 2002 ...................            1,793.7              4,109.4
   Subordinated notes and debentures; interest at 5.70%
      to 9.95%; maturing through 2003 ..........................................              433.2                702.5
Loans due to parent company ....................................................              214.5                192.5
                                                                                        -----------          -----------

                                                                                            6,025.2              9,879.3

PARENT COMPANY AND OTHER SUBSIDIARIES:
Short-term bank loans, commercial paper and current portion
   of long-term debt ...........................................................              107.8                 12.3
Long-term debt due subsequent to one year:
   Notes and debentures, net of discounts; interest at 6.08% to 10%;
      maturing through 2020 ....................................................              316.8                424.0
   Commercial paper and other notes at various interest rates and
      terms supported by a credit agreement expiring in 2002 ...................                                   198.2
   Notes at variable interest rates; maturing through 1998 .....................                                     7.0
Less loans to Transamerica Finance Corporation .................................             (214.5)              (192.5)
                                                                                        -----------          -----------

                                                                                              210.1                449.0
                                                                                        -----------          -----------
                                                                                        $   6,235.3          $  10,328.3
                                                                                        ===========          ===========


         The weighted average interest rate on short-term borrowings at December 31, 1997 and 1996 was 5.81% and 5.46%.

         Assets with a net book value of $347.8 million at December 31, 1997, consisting primarily of land, buildings and equipment, are collateral for certain of the above debt.

         The aggregate annual maturities for the four years subsequent to December 31, 1998 are $1.2 billion in 1999, $0.5 billion in 2000, $0.6 billion in 2001 and $2 billion in 2002.

         Under a credit agreement with various banks, Transamerica and its subsidiaries had the ability to borrow up to $3.5 billion with interest at variable rates at December 31, 1997. There were no borrowings outstanding under this credit line at that date. This credit agreement, which expires in 2002, requires a fee on the commitment.

         Transamerica and its subsidiaries use interest rate swap agreements to hedge the interest rate sensitivity of a portion of outstanding indebtedness.

         Interest payments, net of amounts received from interest rate swap agreements, totaled $548.8 million in 1997, $705 million in 1996 and $696 million in 1995.

         The estimated fair value of notes and loans payable, using rates currently available for debt with similar terms and maturities, was $6.6 billion at December 31, 1997 and $10.7 billion at December 31, 1996.

CONCENTRATION OF RISK AND
FAIR VALUE OF RECEIVABLES

         Transamerica's commercial lending operation engages in the extension of credit to electronics and appliance dealers, retail recreational products dealers, computer stores and others. The majority of these loans is secured by the assets being financed. The risk associated with that credit is subject to economic, competitive and other influences. While a substantial portion of the risk is diversified, certain borrowers are concentrated in one industry or geographic area.

     The finance receivables portfolio represents lending arrangements with approximately 67,000 customers. At December 31, 1997, the portfolio included 12 customers with individual balances in excess of $20 million. These accounts in total represented 13% of total net finance receivables outstanding at December 31, 1997.

         The estimated fair values of the fixed rate finance loans and long-term variable rate loans are based on the discounted value of the future cash flows expected to be received using available secondary market prices for securities backed by similar loans after adjustment for differences in loan characteristics. In the absence of readily available market prices, the expected future cash flows are discounted at effective rates currently offered by Transamerica for similar loans. For short-term variable rate loans, which comprise the majority of the loan portfolio, the carrying amount represents a reasonable estimate of fair value.



         The  carrying   amounts  and  estimated  fair  values  of  the  finance
receivable portfolio at December 31, 1997 and 1996 were as follows:


(Amounts in millions)                                                             Carrying                Estimated
                                                                                     Value               Fair Value


DECEMBER 31, 1997
Fixed rate receivables ..............................................            $  1,248.0              $  1,275.3
Variable rate receivables ...........................................               2,655.3                 2,660.5
                                                                                 ----------              ----------

                                                                                 $  3,903.3              $  3,935.8
                                                                                 ==========              ==========
DECEMBER 31, 1996
Fixed rate receivables ..............................................            $  1,120.6              $  1,149.9
Variable rate receivables ...........................................               2,897.8                 2,897.8
                                                                                 ----------              ----------

                                                                                 $  4,018.4              $  4,047.7
                                                                                 ==========              ==========


DERIVATIVES

         The operations of Transamerica are subject to risk of interest rate fluctuations to the extent that there is a difference between the cash flows from Transamerica's interest-earning assets and the cash flows related to its liabilities that mature or are repriced in specified periods. In the normal course of its operations, Transamerica hedges some of its interest rate risk with derivative financial instruments. These derivatives comprise primarily interest rate swap agreements, interest rate floor agreements and options to enter into interest rate swap agreements (swaptions). Transamerica does not use derivative financial instruments for trading or speculative purposes, nor is Transamerica a party to any leveraged derivative contracts. While Transamerica is exposed to credit risk in the event of nonperformance by the other party, the likelihood of nonperformance is considered low due to the high credit rating of the counterparties. At December 31, 1997 and 1996, all of Transamerica's derivative financial instruments were with financial institutions rated A or better by one or more of the major credit rating agencies.

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

         At December 31, 1997 and 1996, the unamortized cost of the instruments that hedge assets was $73 million and $76 million, and the fair value of these asset hedges comprised gross obligations to counterparties of $19 million and $17.5 million and gross benefits from counterparties of $169.4 million and $91.2 million. The net unrealized gain (loss) on derivative contracts that hedge assets is included in stockholders' equity. At December 31, 1997 and 1996 the net after tax unrealized gain (loss) included in stockholders' equity from marking asset hedges to fair value was $50.3 million and $(1.5) million.

         The net present value of the liability hedges offsets changes in the fair value of the hedged liabilities, which are also carried at amortized cost. The fair value of the liability hedges at December 31, 1997 and 1996 were gross obligations of $6.3 million and $29.2 million and gross benefits of $68.6 million and $69.2 million resulting in net benefits from counterparties of $62.3 million and $40 million at December 31, 1997 and December 31, 1996.


At December 31, 1997 and 1996 derivative hedges comprised:

(Dollar amounts in millions)
                                                                                                       Weighted          Weighted
                                                                                       Notional         Avg. Fixed     Avg. Floating
ASSET HEDGES ....................................................................        Amount      Interest Rate     Interest Rate

1997
Interest rate swap agreements -Transamerica receives:
   Floating rate interest income, pays fixed rate interest expense ..............     $    366.4           6.0%                5.9%
                                                                                      ----------        -------            --------

   Fixed rate interest income, pays floating rate interest expense ..............     $    275.0           6.5%                5.9%
                                                                                      ----------        -------            --------
   Floating rate interest income based on one index (5.86%)
       and pays floating rate interest expense based on another
       index (4.23%) ............................................................     $    324.2
                                                                                      ----------
Interest rate floor agreements ..................................................     $    560.5           6.5%
                                                                                      ----------        -------
Swaptions .......................................................................     $  8,401.0           4.3%
                                                                                      ----------        -------
S&P call options ................................................................     $     28.8
                                                                                      ----------
Cross currency swaps and foreign interest rate swaps ............................     $     62.7
                                                                                      ----------

1996
Interest rate swap agreements -Transamerica receives:
   Floating rate interest income, pays fixed rate interest expense ..............     $    308.9           6.8%               6.5%
                                                                                      ----------        -------            -------

   Fixed rate interest income, pays floating rate interest expense ..............     $    240.0           6.7%               6.4%
                                                                                      ----------        -------            -------
   Floating rate interest income based on one index (at a weighted average interest rate of 5.9%) and pays floating rate interest expense based on another index (at a weighted average
       interest rate of 6.6%) ...................................................     $    298.6
                                                                                      ----------
Swaptions .......................................................................     $  8,427.6           4.5%
                                                                                      ----------        -------
Interest rate floor agreements ..................................................     $    560.5           6.5%
                                                                                      ----------        -------
Interest rate cap agreements ....................................................     $     10.0           5.5%
                                                                                      ----------        -------
S&P call options ................................................................     $      8.8
                                                                                      ----------


LIABILITY HEDGES

1997
Interest rate swap agreements - Transamerica pays:
   Floating rate interest expense, receives fixed rate interest income ..........     $  3,452.2           6.3%               5.8%
                                                                                      ----------        -------            -------

   Fixed rate interest expense, receives floating rate interest income   ........     $     80.5           6.2%               5.8%
                                                                                      ----------        -------            -------
   Floating rate interest expense based on one index (5.91%) and receives floating rate interest income based on another
      index (5.80%) .............................................................     $    289.0
                                                                                      ----------
Swaptions .......................................................................     $    150.0           7.0%
                                                                                      ----------        -------
Cross currency swaps and foreign interest rate swaps ............................     $     76.0
                                                                                      ----------


1996
Interest rate swap agreements - Transamerica pays:
   Floating rate interest expense, receives fixed rate interest income ..........     $  2,662.6           6.4%               5.7%
                                                                                      ----------        -------            -------

   Fixed rate interest expense, receives floating rate interest income ..........     $    672.1           6.3%               5.5%
                                                                                      ----------        -------            -------
   Floating rate interest expense based on one index (at a weighted average interest rate of 5.8%) and receives floating rate
      interest income based on another index (at a weighted
      average interest rate of 3.7%) ............................................     $      6.6
                                                                                      ----------
Cross currency swaps and foreign interest rate swaps ............................     $    116.5
                                                                                      ----------

Page 65



C.    INCOME TAXES

The provision (benefit) for income taxes on income from continuing operations comprised:


(Amounts in millions)                                          1997                      1996                     1995
                                                            ---------                 ---------                ---------

Federal current ...............................             $   (52.2)                $    24.8                $    24.3
Federal deferred ..............................                 153.9                     111.0                    131.4
State .........................................                   1.7                       9.1                      8.5
Foreign .......................................                  26.4                      15.2                     16.7
                                                            ---------                 ---------                ---------
                                                            $   129.8                 $   160.1                $   180.9
                                                            =========                 =========                =========



Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets and liabilities as of December 31, 1997 and 1996 were as follows:


(Amounts in millions)                                                                  1997                  1996
                                                                                     --------              --------

Deferred tax assets:
   Allowance for losses .................................................          $     36.2             $    30.4
   Impairment of investments ............................................                33.1                  36.4
   Life insurance policy liabilities ....................................               614.2                 575.3
   Loss and tax credit carryforwards ....................................                                      57.0
   Other ................................................................               188.9                 250.3
                                                                                   ----------             ---------
                                                                                        872.4                 949.4


Deferred tax liabilities:
   Deferred policy acquisition costs ....................................               783.7                 726.1
   Accelerated depreciation .............................................               674.7                 614.8
   Unrealized gain on marking investments to fair value .................               825.8                 422.4
   Discount amortization on notes and loans payable .....................                76.9                  71.6
   Other ................................................................                94.0                  76.8
                                                                                   ----------             ---------

                                                                                      2,455.1               1,911.7
                                                                                   ----------             ---------
Net deferred tax liability ..............................................          $  1,582.7             $   962.3
                                                                                   ==========             =========





The difference between federal income taxes on income from continuing operations computed at the statutory rate and the provision for income taxes was:



(Amounts in millions)                                                      1997                1996                1995
                                                                        ---------           ---------           ---------

Federal income taxes at statutory rate ............................     $   231.6           $   231.6           $   199.9
Prior year items ..................................................         (80.2)              (63.8)              (30.0)
Tax credits .......................................................         (22.9)              (20.8)              (13.0)
Other .............................................................           1.3                13.1                24.0
                                                                        ---------           ---------           ---------

                                                                        $   129.8           $   160.1           $   180.9
                                                                        =========           =========           =========



     Income tax payments totaled $3.1 million in 1997, $97.5 million in 1996, and $148.3 million in 1995. Pretax income from foreign operations was $66.4 million in 1997, $36.9 million in 1996 and $44.2 million in 1995.


D. BUSINESS SEGMENT INFORMATION

Business  segment  data,  as  required  by  Statement  of  Financial  Accounting
Standards  No. 131,  Disclosures  about  Segments of an  Enterprise  and Related
Information, for each of the years in the three year period ended December 31, 1997 included in the tables on pages 33 to 46 of the Financial Review of this annual report are an integral part of these financial statements.



(Amounts in millions)                                     1997                      1996                      1995
                                                      -----------               -----------               -----------



REVENUES
Life insurance .............................          $   4,029.4               $   3,793.6               $   3,718.2
Commercial lending .........................                515.5                     432.8                     423.7
Leasing ....................................                797.8                     765.6                     733.9
Real estate services .......................                416.0                     356.9                     253.5
Other* .....................................                (32.2)                    (37.2)                     41.0
                                                      -----------               -----------               -----------


                                                      $   5,726.5               $   5,311.7               $   5,170.3
                                                      ===========               ===========               ===========


ASSETS
Life insurance .............................          $  41,387.3               $  36,482.0
Commercial lending .........................              4,613.2                   4,023.5
Leasing ....................................              3,929.4                   3,928.5
Real estate services .......................              1,734.3                   1,531.5
Other* .....................................               (491.3)                  3,965.7
                                                      -----------               -----------

                                                      $  51,172.9               $  49,931.2
                                                      ===========               ===========



*In 1997 Transamerica completed the sale of its branch-based consumer lending operation. At December 31, 1997 the consumer lending operations were classified as discontinued operations. At December 31, 1997 and 1996 net assets of discontinued operations were $40.1 million and $4,326.2 million. In 1995
Transamerica completed the sale of Criterion Investment Management Company which comprised its asset management operations. For the year ended, December 31, 1995 revenues of the asset management operations were $31.4 million. Other also includes intercompany eliminations.




E.    CALCULATION OF EARNINGS PER SHARE OF COMMON STOCK



                                                            1997                            1996                               1995
(Amounts in millions                                   Per-Share                        Per-Share                          Per-Share
except for per share data) ....    Income     Shares      Amount      Income      Shares   Amount      Income    Shares       Amount



Income from continuing
   operations ................      $532.0                            $501.5                           $390.1
Preferred dividends ...........       (2.6)                            (17.0)                           (18.0)
Preferred stock
   purchase premium ...........       (3.8)
                                    ------                            ------                           ------

BASIC EPS
Income from continuing
   operations available to
   common stockholders ........      525.6      64.7       $8.12       484.5      66.6    $7.27         372.1      68.8       $5.41
Dilutive effects of stock
   options ....................                  2.1       (0.25)                  1.6    (0.17)                    1.3       (0.10)
                                              ------       -----                  ----    -----                    ----       -----

DILUTED EPS
Income from continuing
   operations available to
   common stockholders ........     $525.6      66.8       $7.87      $484.5      68.2    $7.10        $372.1      70.1       $5.31
                                    ======    ======       =====      ======      ====    =====        ======      ====       =====




F. PENSION PLANS
Transamerica Corporation and its subsidiaries have a number of noncontributory defined benefit pension plans covering substantially all employees. Plans covering salaried employees provide pension benefits that are based on the employee's compensation for the highest paid 60 consecutive months during the 120 months before retirement. Transamerica's funding policy is to make contributions as necessary to provide assets sufficient to meet its obligation to plan members in accordance with the requirements of the Employee Retirement Income Security Act of 1974.



A summary of the components of net periodic pension cost (benefit) follows:



(Amounts in millions)                                                      1997               1996               1995
                                                                         ---------          ---------          ---------



Service costs-benefits earned during the period                          $    16.7          $    16.7          $    14.2
Interest cost on projected benefit obligation ....................            52.7               51.6               52.3
Actual return on plan assets .....................................          (307.8)            (164.9)            (259.2)
Deferral of current gains varying from expected return ...........           230.4               97.4              199.2
Net amortization and deferrals ...................................           (10.3)              (0.6)               3.8
                                                                         ---------          ---------          ---------

Total pension cost (benefit) .....................................       $   (18.3)         $     0.2          $    10.3
                                                                         =========          =========          =========




The following table sets forth the amounts recognized in the consolidated statement of financial position of the pension plans:



(Amounts in millions)                                                                  1997                1996
                                                                                    ----------          ----------


Actuarial present value of benefit obligations:
Vested benefit obligation* .....................................................    $    752.1          $    710.5
                                                                                    ==========          ==========
Accumulated benefit obligation .................................................    $    760.9          $    719.6
                                                                                    ==========          ==========
Projected benefit obligation, including effects
of future salary increases .....................................................    $    823.1          $    779.1
Plan assets at fair value ......................................................       1,393.3             1,119.4
                                                                                    ----------          ----------

Excess of plan assets over projected benefit obligation ........................    $    570.2          $    340.3
                                                                                    ==========          ==========
The excess of plan assets over projected benefit obligation comprises:
     Net pension liability .....................................................    $     (6.4)         $    (29.1)
     Unrecognized net gain arising since January 1, 1986 .......................         586.3               381.7
     Unrecognized prior service cost ...........................................         (13.2)              (16.9)
     Unrecognized net obligation at January 1, 1986 net of amortization ........          (3.6)               (4.8)
     Adjustment required to recognize minimum liability ........................           7.1                 9.4
                                                                                    ----------          ----------

                                                                                    $    570.2          $    340.3
                                                                                    ==========          ==========

*A portion of the vested benefit obligation is unconditionally guaranteed by Transamerica Occidental Life Insurance Company, a wholly owned subsidiary of Transamerica.



   The projected benefit obligation was determined using a weighted average discount rate of 7% and an assumed rate of compensation increase of 5.50%. The expected long-term rate of return on plan assets was 8.25%.

   During 1997, the company recognized a curtailment gain of $18.8 million as a result of the sale of its branch-based consumer lending operation.

G.    CAPITAL STOCK

         At December 31, 1997, 5,000,000 shares of preference stock (without par value) were authorized but unissued.

         At December 31, 1996 Transamerica had outstanding 2,250 shares of Dutch Auction Rate Transferable Securities Preferred Stock (DARTS) ($100 par value, $100,000 liquidation value) in Series A-1, B-1 and C-1 of 750 shares each. In December 1996, Transamerica announced the redemption of all of the outstanding DARTS. The redemption was completed in February 1997.

         Transamerica also had outstanding 3,601,827 depositary shares at December 31, 1996, each of which represented a 1/20 interest in a share of Series D Preferred Stock ($100 par value, $500 liquidation preference). In February 1997, Transamerica completed the redemption of all its Series D Preferred Stock.

     In October 1996, Transamerica acquired Trans Ocean Ltd. in exchange for approximately 1.6 million shares ($112.7 million) of Transamerica common stock.

   H.    RETAINED EARNINGS RESTRICTIONS

         Under certain circumstances, the provisions of loan agreements and statutory requirements place limitations on the amount of funds which can be remitted to Transamerica by its consolidated subsidiaries. Of the net assets of Transamerica's consolidated subsidiaries, as adjusted for intercompany account balances, at December 31, 1997 approximately $4.2 billion is so restricted, and $0.6 billion is free for remittance to Transamerica subject to investment and operating requirements.

   I.    COMMITMENTS AND CONTINGENCIES

         In connection with the 1993 sale of Transamerica Insurance Group, a subsidiary of Transamerica assumed responsibility by means of a reinsurance agreement for certain assumed treaty reinsurance business written prior to 1986 for which it received assets which are expected to be sufficient to fund the liquidation of the business. Transamerica has collateralized the estimated ultimate obligation of approximately $317.3 million at December 31, 1997 by providing letters of credit aggregating $160 million and by placing certain assets in a trust. At December 31, 1997, the fair value of the assets in the trust was $197.7 million. Additionally, Transamerica agreed to pay up to $89.3 million in adverse loss development on certain paid environmental losses and has provided for these losses.

         Proceedings seeking rescission of reinsurance contracts in connection with business in the personal accident market in London are currently underway. The ultimate effect on the company is unknown.

         Substantially all leases of Transamerica and its subsidiaries are operating leases principally for the rental of real estate. Total rental expense amounted to $108.2 million in 1997, $57 million in 1996 and $63.8 million in 1995.

         Contingent liabilities arising from litigation, income taxes and other matters are not expected to have a material effect on the consolidated financial position or results of operations of Transamerica and subsidiaries.

   J.    STOCK OPTIONS

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

         At December 31, 1997, under Transamerica's stock option plans, 17,166,052 shares of common stock (18,606,962 shares at December 31, 1996) were reserved principally for sale to key employees of the Corporation and subsidiaries. Except as noted below for the 1995 Performance Stock Option Plan and a portion of the January 1998 grant approved by Transamerica's board of directors, all options granted have 10 year terms and vest and become exercisable ratably over four years. Options were exercised for 1,432,410 shares in 1997, 778,798 shares in 1996, and 1,068,068 shares in 1995, at aggregate option prices of $59.9 million, $31 million and $41.1 million. In January 1998, Transamerica's board of directors approved 3,668,400 options for grant including additional grants under the 1996 plan and, subject to stockholder approval, the 1995 Performance Stock Option Plan and the 1985 Stock Option and Award Plan. Under the terms of these plans 482,500 options were granted at an exercise price of $125, 2,090,000 were granted at an exercise price of $150 and 1,095,900 were granted at an option price equal to market value on the date granted.

         In April 1995, the stockholders approved the 1995 Performance Stock Option Plan and, under the terms of the Plan, Transamerica has made grants of nonqualified stock options totaling 5 million shares. Transamerica's share price on the date of the initial grant was $50.75. Options for 1,025,000 shares were granted at an exercise price of $60 per share, which vest ratably on the third, fourth and fifth anniversaries of the date of grant. Options for 1,325,000 shares were granted with an exercise price of $82 per share all of which vested in 1997, and options for 2,650,000 shares were granted with an exercise price of $100 per share, of which 2,400,000 vested in 1997 resulting in compensation expense of $4.9 million after tax. Options for 230,000 shares in 1997, 80,000 shares in 1996 and 140,000 shares in 1995 were cancelled due to forfeiture. Forfeited options may be reissued.

         Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires the information be determined as if Transamerica had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997, 1996 and 1995: risk-free interest rate of 6.31%, 5.14% and 7.10%; dividend yields of 2.3%, 2.6% and 3.7%; volatility factors of the expected market price of Transamerica's common stock of 0.185, 0.175 and 0.164; and a weighted-average expected option life of four years.

         In management's opinion, existing stock option valuation models do not provide an entirely reliable measure of the fair value of nontransferable employee stock options with vesting provisions.

         The following table presents pro forma disclosures as if the estimated fair value of the options is recognized ratably in income from continuing operations over the options' vesting period.


(Amounts in millions except for per share data)


                                                                                 1997             1996             1995
                                                                               --------         --------         --------



Pro forma income from continuing operations* ............................    $    527.5       $    496.5       $    387.6
Pro forma basic earnings per share from continuing operations* ..........    $     8.05       $     7.20       $     5.37
Pro forma diluted earnings per share from continuing operations* ........    $     7.80       $     7.03       $     5.27



* As Statement 123 is applicable to options granted subsequent to December 31, 1994, the full effect of its implementation will not be reflected in pro forma disclosures until 1998.



Transamerica's stock option activity and related information for the years ended
December 31 follow:


                                                                          1997                 1996                  1995
                                                                        --------             --------              --------

                                                                        Weighted              Weighted              Weighted
                                                                         Average              Average               Average
                                                           Options      Exercise   Options    Exercise   Options    Exercise
                                                           (000's)        Price    (000's)    Price      (000's)    Price


Outstanding-beginning of year ..........................   12,007       $ 66.65    11,616     $ 63.67      6,679    $ 42.95
   Granted .............................................    1,584         87.49     1,635       77.77      7,070      81.63
   Exercised ...........................................   (1,432)        41.82      (778)      40.91     (1,068)     38.46
   Forfeited ...........................................     (589)        83.97      (466)      74.34     (1,065)     78.20
Outstanding-end of year ................................   11,570       $ 71.70    12,007     $ 66.65     11,616    $ 63.67
Exercisable-end of year ................................    7,568       $ 71.18     4,001     $ 43.65      3,533    $ 40.87
Weighted average fair value of an option
   granted during the year, excluding
   the Performance Stock Option Plan ...................                $ 17.60               $ 12.73               $  9.09
Weighted average fair value of an option
   granted during the year, under the
   Performance Stock Option Plan .......................                $ 14.41               $  6.91               $  1.68
                                                                        =======               =======               =======



Outstanding and exercisable options at December 31, 1997:


                           OPTIONS OUTSTANDING                                 OPTIONS EXERCISABLE
                       Number
      Range of    Outstanding        Weighted Avg             Weighted Avg        Number         Weighted Avg
      Exercise    at 12/31/97        Remaining                Exercise            Exercisable    Exercise
        Prices        (000's)        Contractual Life         Price               (000's)        Price
     ---------    -----------        ----------------         ------------        -----------    --------

       $33-$42       1,210              3.4 years              $ 39.06               1,210      $ 39.06
       $43-$55       3,064              6.1                      51.24               2,214        50.52
       $56-$76       2,091              7.8                      69.87                 394        73.14
      $77-$112       5,205              7.8                      91.80               3,750        93.53
                    ------                                                           -----

                    11,570                                                           7,568
                    ======                                                           =====



K.    DISCONTINUED OPERATIONS

         On June 23, 1997, Transamerica sold its branch-based consumer lending operation. Gross proceeds from the sale were $3.9 billion, or $1.1 billion after repayment of associated debt. In December 1997, Transamerica decided to exit the consumer lending business entirely. The results of the consumer lending business have been reclassified to discontinued operations and all prior periods have been restated.



         At December 31, 1997 and 1996, the net assets of the discontinued consumer lending business, included in Transamerica's consolidated balance sheet as net assets of discontinued operations, are summarized as follows:



(Amounts in millions)                                                       1997                         1996
                                                                         ----------                  ----------


ASSETS
Investments ...........................................                                              $    126.3
Finance receivables ...................................                                                 3,885.4
Assets held for sale ..................................                  $     33.8                        83.1
Deferred income taxes .................................                        11.7                       111.4
Other assets ..........................................                        20.4                       175.1
                                                                         ----------                  ----------

   Total assets .......................................                        65.9                     4,381.3

LIABILITIES
   Total liabilities ..................................                        25.8                        55.1
                                                                         ----------                  ----------

   Net assets of discontinued operations ..............                  $     40.1                  $  4,326.2
                                                                         ==========                  ==========



   The following results of the discontinued consumer lending business are included in income from discontinued operations:


(Amounts in millions)                                                           1997              1996               1995
                                                                             ---------         ---------          ---------


Revenues ............................................................        $   290.4         $   759.9          $   782.5
Gain on sale of branch based consumer lending operation .............            469.0
                                                                             ---------         ---------          ---------

   Total revenues ...................................................            759.4             759.9              782.5
Expenses ............................................................            310.3             836.4              648.5
                                                                             ---------         ---------          ---------

Income (loss) before taxes ..........................................            449.1             (76.5)             134.0
Income tax provision (benefit) ......................................            187.3             (31.3)              53.6
                                                                             ---------         ---------          ---------

   Income (loss) from discontinued operations .......................        $   261.8         $   (45.2)         $    80.4
                                                                             =========         =========          =========



SUPPLEMENTARY FINANCIAL INFORMATION

SELECTED QUARTERLY FINANCIAL DATA


1997                                  March 31           June 30          September 30         December 31           1997 Total



Revenues ..........................   $1,372.0          $ 1,432.1         $   1,423.4          $   1,499.0          $   5,726.5
                                      ========          =========         ===========          ===========          ===========

Income from continuing operations .   $   81.0          $   112.9         $     148.9          $     189.2          $     532.0
Income (loss) from discontinued
   operations .....................                         275.0                 1.1                (14.3)               261.8
                                      --------          ---------         -----------          -----------          -----------

Net income ........................   $   81.0          $   387.9         $     150.0          $     174.9          $     793.8
                                      ========          =========         ===========          ===========          ===========

Earnings per share of common stock:
Basic:
Income from continuing operations .   $   1.13          $    1.70         $      2.36          $      3.01          $      8.12
Income (loss) from discontinued
   operations .....................                          4.15                0.02                (0.23)                4.05
                                      --------          ---------         -----------          -----------          -----------

Net income ........................   $   1.13          $    5.85         $      2.38          $      2.78          $     12.17
                                      ========          =========         ===========          ===========          ===========


Diluted:
Income from continuing operations .   $   1.10          $    1.65         $      2.28          $      2.90           $      7.87
Income (loss) from discontinued
   operations .....................                          4.02                0.02                (0.22)                 3.92
                                      --------          ---------         -----------          -----------           -----------

Net income ........................   $   1.10          $    5.67         $      2.30          $      2.68           $     11.79
                                      ========          =========         ===========          ===========           ===========
High and low sales prices
   for common shares ..............   $91 7/8-77 1/8    $96-78 5/8        $101 5/8-91 3/4      $116 1/2-97 1/8       $116 1/2-77 1/8


1996                                  March 31           June 30          September 30         December 31           1996 Total

Revenues ..........................   $1,258.6           $1,269.0         $   1,438.8          $   1,345.3          $   5,311.7
                                      ========           ========         ===========          ===========          ===========
Income from continuing operations .   $   97.5           $  110.6         $     179.7          $     113.7          $     501.5
Income (loss) from discontinued
   operations .....................       17.8               (4.7)              (65.8)                 7.5                (45.2)
                                      --------           --------         -----------          -----------          -----------
Net income ........................   $  115.3           $  105.9         $     113.9          $     121.2          $     456.3
                                      ========           ========         ===========          ===========          ===========

Earnings per share of common stock:
Basic:
Income from continuing operations .   $   1.37          $    1.59         $      2.68          $      1.67          $      7.27
Income (loss) from discontinued
   operations .....................       0.26              (0.07)              (1.01)                0.10                (0.68)
                                      --------          ---------         -----------          -----------          -----------

Net income ........................   $   1.63          $    1.52         $      1.67          $      1.77          $      6.59
                                      ========          =========         ===========          ===========          ===========

Income from continuing operations .   $   1.34          $    1.55         $      2.62          $      1.63          $      7.10
Income (loss) from discontinued
   operations .....................       0.25              (0.07)              (0.98)                0.11                (0.66)
                                      --------          ---------         -----------          -----------          -----------

Net income ........................   $   1.59          $    1.48         $      1.64          $      1.74          $      6.44
                                      ========          =========         ===========          ===========          ===========

High and low sales prices
   for common shares ..............   $78 7/8-71        $84 1/2-71 3/8    $83-67               $82 3/8-70           $ 84 1/2-67

(Dollar amounts in millions except for share data)
Note A. On February 13, 1998 the closing sales price for Transamerica common shares was $108 13/16 and there were 42,500 common stockholders of record.



SELECTED ELEVEN-YEAR FINANCIAL DATA





(Dollar amounts in millions except
   for per share data)                                        1997          1996           1995            1994          1993
                                                           ----------    ----------     ----------     -----------   -----------


EARNINGS
Revenues ...............................................   $  5,726.5    $  5,311.7     $  5,170.3     $   4,663.9   $  4,159.0
Income (loss) from continuing operations ...............   $    532.0    $    501.5     $    390.1     $     336.9   $    354.5
Basic earnings per share from continuing
  operations (Note A) ..................................   $     8.12    $     7.27     $     5.41     $      4.21   $     4.22
Diluted earnings per share from continuing
  operations (Note B)...................................   $     7.87    $     7.10     $     5.31     $      4.13   $     4.12
Total assets ...........................................   $ 51,172.9    $ 49,931.2     $ 47,952.6     $  40,299.0   $ 35,956.6
Long-term debt .........................................   $  5,236.7    $  9,087.0     $  9,341.5     $   7,489.1   $  5,681.0
Dividends declared (Note C) ............................   $     2.00    $     2.00     $     2.00     $      2.00



Note A. Basic earnings per share are based on the weighted average number of common shares outstanding in each year after deduction of preferred dividends and, in 1997 and 1994, premium and expenses on the redemption of preferred stock.

Note B. Diluted  earnings  per  share  are   based  on   the   weighted  average
number of common  shares  outstanding  plus the dilutive  effect of common stock options  using  the  treasury  stock  method  in each year  after  deduction  of preferred  dividends  and,  in 1997  and  1994,  premiums  and  expenses  on the redemption of preferred stock.

Note C. Quarterly dividends per share were 50 cents in 1997 and 1996.




Page 76 and 77